FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission File Number: 001-10137

EXCEL MARITIME CARRIERS LTD.
(Translation of registrant's name into English)

Excel Maritime Carriers Ltd.
Par La Ville Place
14 Par-La-Ville Road
Hamilton, HM JX, Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On June 10, 2013, Excel Maritime Carriers Ltd. (the “Company”) commenced soliciting acceptances of the Joint Prepackaged Chapter 11 Plan of Reorganization of Excel Maritime Carriers Ltd. and Certain of its Affiliates (the “Plan of Reorganization”).  The Plan is supported by a steering committee of the Company's secured lenders and, upon the conclusion of the solicitation period and the satisfaction of certain other conditions, the Company intends to file a voluntary petition for relief under chapter 11 of the United States Bankruptcy Code. A copy of the disclosure statement of the Company relating to the Plan of Reorganization is attached to this report on Form 6-K as Exhibit 1.

Exhibit 1

THIS SOLICITATION IS BEING CONDUCTED TO OBTAIN SUFFICIENT ACCEPTANCES OF THE JOINT PREPACKAGED CHAPTER 11 PLAN OF REORGANIZATION OF EXCEL MARITIME CARRIERS LTD. AND CERTAIN OF ITS AFFILIATES (THE "PLAN") PRIOR TO THE FILING OF VOLUNTARY CASES UNDER CHAPTER 11 OF TITLE 11 OF THE UNITED STATES CODE (THE "BANKRUPTCY CODE").  IF SUFFICIENT VOTES TO OBTAIN CONFIRMATION OF THE PLAN ARE RECEIVED AND CERTAIN OTHER CONDITIONS ARE MET, EXCEL MARITIME CARRIERS LTD. AND CERTAIN OF ITS AFFILIATES (COLLECTIVELY, THE "DEBTORS") INTEND TO FILE VOLUNTARY CHAPTER 11 CASES TO IMPLEMENT THE PLAN.  BECAUSE THE CHAPTER 11 CASES HAVE NOT YET BEEN COMMENCED, THIS DISCLOSURE STATEMENT HAS NOT BEEN APPROVED BY ANY BANKRUPTCY COURT AS CONTAINING ADEQUATE INFORMATION WITHIN THE MEANING OF SECTION 1125(a) OF THE BANKRUPTCY CODE.  FOLLOWING THE COMMENCEMENT OF THEIR CHAPTER 11 CASES, IF ANY, THE DEBTORS EXPECT TO SEEK PROMPTLY AN ORDER OF THE BANKRUPTCY COURT (1) APPROVING (A) THIS DISCLOSURE STATEMENT AS HAVING CONTAINED ADEQUATE INFORMATION AND (B) THE SOLICITATION AS HAVING BEEN IN COMPLIANCE WITH SECTION 1125(b) OF THE BANKRUPTCY CODE, AND (2) CONFIRMING THE PLAN DESCRIBED HEREIN.

DISCLOSURE STATEMENT

DATED JUNE 10, 2013

PREPETITION SOLICITATION OF VOTES
WITH RESPECT TO JOINT PREPACKAGED CHAPTER 11 PLAN OF REORGANIZATION

OF

EXCEL MARITIME CARRIERS LTD. AND CERTAIN OF ITS AFFILIATES

SPECIAL NOTICE REGARDING FEDERAL AND STATE SECURITIES LAWS

Neither this Disclosure Statement nor the Plan has been filed with or reviewed by the Bankruptcy Court, and the securities to be issued on or after the Effective Date (as defined in the Plan), are not and will not be the subject of a registration statement filed with the United States Securities and Exchange Commission (the "SEC") under the United States Securities Act of 1933, as amended (the "Securities Act"), or any securities regulatory authority of any state under any state securities law ("Blue Sky Law").  The Debtors are relying on section 4(2) of the Securities Act and similar provisions of state securities law, and expect, to the extent applicable, the exemption from the Securities Act, or other applicable exemptions, and equivalent state law registration requirements provided by section 1145(a)(1) of the Bankruptcy Code, to exempt from registration under the Securities Act and Blue Sky Law the offer and sale of new securities in connection with the solicitation and the Plan.

Each holder of a Syndicate Credit Facility Claim or General Unsecured Claim against Excel Maritime Carriers Ltd. (in each case, as defined in the Plan) or authorized signatory for the beneficial owner of a Syndicate Credit Facility Claim or General Unsecured Claim against Excel will be required to certify on its ballot whether such holder or beneficial owner is an "Accredited Investor," as that term is defined by Rule 501 of Regulation D of the Securities Act.

The Plan has not been approved or disapproved by the SEC or any state securities commission and neither the SEC nor any state securities commission has approved the securities to be issued to eligible holders of impaired classes or passed upon the accuracy or adequacy of the information contained herein.  Any representation to the contrary is a criminal offense.  Neither the solicitation nor this Disclosure Statement constitutes an offer to sell, or the solicitation of an offer to buy securities in any state or jurisdiction in which such offer or solicitation is not authorized.

THE VOTING DEADLINE TO ACCEPT OR REJECT THE PLAN IS 5:00 P.M. PREVAILING EASTERN TIME ON JUNE 28, 2013, UNLESS EXTENDED BY THE DEBTORS (THE "VOTING DEADLINE").   THE RECORD DATE FOR DETERMINING WHETHER A HOLDER OF AN IMPAIRED CLAIM IS ENTITLED TO VOTE ON THE PLAN IS MAY 31, 2013 (THE "VOTING RECORD DATE").

THE DEBTORS ARE FURNISHING THIS DISCLOSURE STATEMENT TO EACH MEMBER OF AN IMPAIRED CLASS UNDER THE PLAN. THIS DISCLOSURE STATEMENT IS TO BE USED BY EACH RECIPIENT SOLELY IN CONNECTION WITH HIS, HER, OR ITS EVALUATION OF THE PLAN AND USE OF THIS DISCLOSURE STATEMENT FOR ANY OTHER PURPOSE IS NOT AUTHORIZED.  THIS DISCLOSURE STATEMENT MAY NOT BE REPRODUCED OR PROVIDED TO OTHERS (OTHER THAN THOSE ADVISORS OF ANY RECIPIENT OF THIS DISCLOSURE STATEMENT WHO MAY REVIEW THE INFORMATION CONTAINED HEREIN TO ASSIST SUCH RECIPIENT IN HIS, HER, OR ITS EVALUATION OF THE PLAN), WITHOUT THE PRIOR WRITTEN CONSENT OF THE DEBTORS.

Prepared by:
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, New York 10036
(212) 735-3000
Jay M. Goffman
Mark A. McDermott
Suzanne D.T. Lovett

INTRODUCTION AND DISCLAIMER

A.	Overview of Excel's Restructuring

Excel Maritime Carriers Ltd. ("Excel"), a company incorporated under the laws of Liberia, and its affiliated Debtors (collectively with their non-Debtor affiliates, the "Company") submit this Disclosure Statement to certain holders of claims against the Debtors in connection with the solicitation of acceptances of the proposed Joint Prepackaged Chapter 11 Plan of Reorganization of Excel Maritime Carriers Ltd. and Certain of its Affiliates, dated as of June 10, 2013, a copy of which is annexed hereto as Appendix A.  The Debtors are soliciting acceptances from holders of three classes of claims:  (1) holders of secured obligations under Excel's senior secured syndicate credit facility, dated April 14, 2008 (as amended); (2) holders of certain general unsecured claims against Excel, described below, including holders of unsecured convertible notes, swap claims and claims arising under a settlement with certain bareboat charter parties; and (3) the holder of a guaranty claim under a secured loan facility entered into by Debtors Odell International Ltd.  ("Odell") and Minta Holdings S.A. ("Minta"), dated as of November 27, 2007 (as amended).

As described further below, the Company owns and operates a fleet of thirty-eight "dry bulk" cargo vessels.  The dry bulk shipping industry is cyclical, with attendant volatility in charter hire rates and profitability.  Charter rates for dry bulk vessels have been in a significant down cycle since 2008, with key industry performance metrics at significantly lower levels than the historical averages.  Accordingly, the Company's revenues, profitability and value have been very negatively affected.  Its value is significantly below the face amount of its debt, and it is no longer able to sustain its debt service obligations.

The Company, with the assistance of its investment banker, estimates its total enterprise value to be between $575 million and $625 million, with a mid-point of $600 million.  However, the Company's obligations under its senior secured credit facility are approximately $771 million.  Most of the Debtors are obligated on this facility, and the facility is secured by liens on substantially all the Debtors' assets.  In addition, the Company is obligated on $150 million principal amount of unsecured convertible notes due October 15, 2027 and the Company also is obligated on several other obligations described below.

Because the Company's senior secured lenders' claims are vastly under water, the lenders are entitled to receive almost all of the value of the reorganized Company.  Indeed, the lenders have advised the Debtors that, pursuant to section 1111(b)(2) of the Bankruptcy Code, the lenders are electing to treat their claims as fully secured.  Accordingly, under the Plan, the lenders will receive a restructured obligation in the amount of approximately $771 million plus 100% of the stock in the reorganized company.  However, the terms of the restructured facility are below market, and the stock in the reorganized Company has option value only.  The Debtors therefore estimate that the value of the consideration being afforded to the secured lenders under the Plan will afford the lenders an estimated recovery of only 77% of the face amount of their claims, which is based on the mid-point of the estimated enterprise value of the reorganized Company.  The terms of the restructured facility are contained in Appendix B hereto.

The only value available for distribution to Excel's general unsecured creditors lies at non-Debtor Christine Shipco LLC ("Christine Shipco"), a joint venture in which Excel holds a 71.4% interest.  In order to ensure that holders of general unsecured claims receive the value to which they are entitled, holders of general unsecured claims against Excel, including the unsecured convertible notes, will receive their pro rata share of an unsecured cash flow note (the "New Cash Flow Note") issued by Excel or a new wholly-owned subsidiary of Excel to which Excel shall contribute its interests in Christine Shipco.  The Cash Flow Note shall have a face value of $5 million and shall entitle the holders to receive principal and interest payments from future cash dividends distributed to Excel by Christine Shipco and from cash proceeds accruing to Excel, or the new subsidiary, as applicable, upon the sale of all or a part of its interests in Christine Shipco or Christine Shipco's assets.  A summary of the principal terms of the New Cash Flow Note is attached to the Plan as Exhibit A.

Credit Suisse, as lender, is a creditor under a secured loan facility with Debtors Odell and Minta, as borrowers, and Excel, as guarantor.  Excel entered into negotiations with Credit Suisse prepetition regarding the obligations under this facility, and Credit Suisse has agreed that all of its claims will be discharged through a sale of

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Odell and Minta's assets pursuant to section 363 of the Bankruptcy Code, as described more fully below and in the Odell/Minta Term Sheet attached to the Plan as Exhibit B.

Trade claims will be honored in the course of business without interruption, subject to the Company's right to contest any claims that it believes are invalid.  It is crucial that the Plan leave trade claims unimpaired, as any disruption in the provision of trade or services could devastate the Debtors' business and frustrate the reorganization contemplated herein.  Litigation claims are also unimpaired by the Plan.  The Debtors are engaged in a limited number of actions, almost all of which involve foreign law, in multiple foreign jurisdictions with foreign litigants.  It would be difficult, if not impossible, and inefficient to bring such claims into the bankruptcy court for resolution.  Further, many of these actions, if successful, will be covered by the Debtors' existing insurance coverage.  Finally, existing equity in Excel is not entitled to receive any value and will be canceled under the Plan.

The Company has negotiated the terms of a restructuring support agreement with a steering committee appointed by the senior secured lenders for the purpose of representing the interests of those lenders.  The terms of the restructuring reached in the negotiations between the Company and the steering committee have been set forth in a term sheet, a copy of which is attached as Appendix B.  The steering committee has recommended that the lenders execute a restructuring support agreement indicating their agreement with the terms set forth in the term sheet and that they further vote to accept the Plan.  The restructuring support agreement will only become effective upon execution by the Company, Ivory Shipping as identified and indicated below, and lenders holding 66 2/3% in dollar amount and a majority in number of the senior secured claims.  Certain provisions of the restructuring support agreement, including various milestones, are summarized below in Section II.E.2(d) – "Negotiations with the Steering Committee and Development of Restructuring Support Agreement."  See also the first risk factor in  Section V.A. – "Risks Related to Failure to Consummate the Plan of Reorganization."

B.	Lenders' Separate Transaction With Ivory

While the senior secured lenders are entitled, by virtue of their secured claims, to substantially all the value in the reorganized Company and, accordingly, to manage and operate the Company as its new owners as the lenders see fit, the lenders wish to maintain continuity in the Company's leadership and related operations.

The Company's Chairman of the Board of Directors is Mr. Gabriel Panayotides, who has significant experience in the shipping industry since 1978.  Mr. Panayotides and/or members of his family currently maintain total voting power of approximately 55.8% of the capital stock in Excel.  While all such equity will be cancelled under the Plan, the lenders and Ivory Shipping Inc. ("Ivory"), an entity affiliated with the family of Mr. Panayotides, have entered into an agreement, outside the Plan, under which Ivory will (i) acquire from the lenders 60% of the equity in reorganized Excel which the lenders are receiving under the Plan and (ii) have the right to appoint a majority of the Board of Directors of reorganized Excel for an initial two year period.

In order to effectuate this transaction and to provide for the future governance of reorganized Excel, the lenders and Ivory will create a Marshall Islands limited liability company ("Holdco") for the purpose of holding 100% of the new common stock in reorganized Excel issued under the Plan.  The lenders will own 40% of Holdco, and Ivory will own 60% of Holdco.  Ivory will acquire its 60% in exchange for (i) a $10 million unsecured note issued to Holdco, payable in cash upon the Plan Effective Date and (ii) Ivory's agreement to consent to, and waive any rights in connection with, the release to reorganized Excel of $20 million in cash currently held in escrow, which Ivory previously deposited to backstop an equity offering of Excel many months ago and which, as described further below, did not succeed in raising any material new equity for the Company.

Under the parties' agreement, Ivory will be entitled to contribute another $20 million to Holdco under certain circumstances on or before March 31, 2015.  If this contribution is made, Holdco will immediately invest the contribution in reorganized Excel, and Ivory's ownership in Holdco will increase to 75% and the lenders' ownership will be reduced to an aggregate of 25%.  Under certain circumstances, including if Ivory elects not to make the contribution by March 31, 2015, then Ivory's ownership percentage in Holdco will automatically be reduced to 25%, and the lenders' aggregate ownership percentage will increase to 75%.  In this scenario, the lenders will be entitled to appoint five of the seven members of reorganized Excel's Board of Directors and Ivory will be limited to two appointees.  The agreement between the lenders and Ivory is summarized in the Restructuring Term Sheet attached hereto as Appendix B.

C.	Summary of Treatment of Creditors and Stockholders

The Debtors are furnishing this Disclosure Statement to all members of impaired classes entitled to vote on the Plan to enable such persons to make an informed decision whether to vote to accept or reject the Plan.  The Disclosure Statement is to be used by each such person solely in connection with its evaluation of the Plan.  Use of this Disclosure Statement for any other purpose is not authorized.

Description and Amount of Claims and Interests	Summary of Treatment
Unclassified Claims
Administrative Claims (Unimpaired)
An Administrative Claim is a claim for costs and expenses of administration of the chapter 11 cases.  All Allowed Administrative Claims will be paid in full in cash on the Effective Date of the Plan, or as soon thereafter as such claim is allowed, unless the holder and the Debtors agree to different treatment.  Any Allowed Administrative Claim based on a liability incurred by a Debtor in the ordinary course of business during the chapter 11 cases, including goods and services provided to a Debtor after the Petition Date, may be paid in the ordinary course of business, in accordance with the terms and conditions of any agreement or customary payment terms.
Estimated Amount:     $45 million
Estimated Recovery:   100%

Priority Tax Claims (Unimpaired)
A Priority Tax Claim is any claim owed by the Debtors to governmental units for taxes that are entitled to priority under the Bankruptcy Code.  On the Petition Date, the Debtors will seek, and anticipate receiving, authority to pay all such claims in the ordinary course.  To the extent any such claim is not so paid, then on the Effective Date, or as soon as reasonably practicable thereafter, each holder of an Allowed Priority Tax Claim shall have its claim reinstated, which means that such holder's legal, equitable and contractual rights with respect to its Priority Tax Claim will be left unaltered and paid in the ordinary course, unless such holder and the Debtors agree to different treatment.
Estimated Amount:    $0.00
Estimated Recovery:  100%

Intercompany Claims (Unimpaired or Impaired at the election of the Debtors)
An Intercompany Claim is a claim of a Debtor against another Debtor.  On or prior to the Effective Date, all Intercompany Claims shall either be reinstated, in full or in part, or cancelled and discharged, in full or in part.

Estimated Recovery:  100%

Classified Claims
Class 1 – Non-Tax Priority Claims (Unimpaired)
A Non-Tax Priority Claim is a pre-petition claim entitled to priority under the Bankruptcy Code other than an Administrative Claim or a Priority Tax Claim. Such claims include claims by employees for unpaid wages, salaries or commissions earned within 180 days before the Petition Date.  The Debtors do not believe they have any Non-Tax Priority Claims.  To the extent any such claim is not so paid, on the Effective Date, or as soon as reasonably practicable after, each holder of an Allowed Class 1 – Non-Tax Priority Claim will have such claim reinstated and paid in full.
Estimated Amount:     $0.00
Estimated Recovery:   100%

Description and Amount of Claims and Interests	Summary of Treatment
Class 2 – Syndicate Credit Facility Claims (Impaired)
A Syndicate Credit Facility Claim is a claim outstanding under Excel's senior secured credit facility, dated April 14, 2008 (as amended).  Holders of Syndicate Credit Facility Claims have made the election pursuant to section 1111(b) of the Bankruptcy Code to have their entire claims treated as secured. On the Effective Date, each holder of an Allowed Syndicate Credit Facility Claim shall receive its pro rata share of a restructured loan, the terms of which are described in Appendix B hereto, plus 100% of the common stock of Reorganized Excel.
Estimated Amount:     $771 million
Estimated Recovery:   77%

Class 3 – Christine Shipco Facility Secured Guaranty Claim (Unimpaired)
A Christine Shipco Facility Secured Guaranty Claim is a claim arising under Excel's guaranty of a secured loan agreement, dated as of April 26, 2010 (as amended), between Excel's partially-owned, non-Debtor subsidiary Christine Shipco LLC, as borrower, and DVB Bank SE, as lender. On the Effective Date, each Allowed Class 3 – Christine Shipco Guaranty Claim shall be reinstated, which means that such holder's legal, equitable and contractual rights with respect to its Christine Shipco Guaranty Claim will be left unaltered and paid in the ordinary course.
Estimated Amount:     $21 million
Estimated Recovery:    100%

Class 4 – Other Secured Claims (Unimpaired)
An Other Secured Claim is any claim that is secured by a lien on collateral, or subject to setoff, other than a Syndicate Credit Facility Claim or Christine Shipco Guaranty Claim.  The Debtors do not believe they have any such claims. On the Effective Date, each Allowed Class 4 – Other Secured Claim shall be reinstated, which means that such holder's legal, equitable and contractual rights with respect to its Other Secured Claim will be left unaltered.
Estimated Amount:     $0.00
Estimated Recovery:   100%

Class 5 – General Unsecured Claims (Impaired)
A General Unsecured Claim is a pre-petition claim against Excel that is not entitled to priority under the Bankruptcy Code, is not secured by a lien on collateral, and is not a Class 7 – Trade Claim or a Class 8 – Litigation Claim (each described below).  Class 5 includes (i) Noteholder Claims arising under the 1.875% unsecured convertible senior notes issued by Excel pursuant to an indenture dated October 10, 2007 and due October 15, 2027; (ii) claims arising under certain swap agreements, described below; and (iii) claims arising under a settlement with certain bareboat charter parties, described below. On the Effective Date, each holder of a General Unsecured Claim shall receive in full and final satisfaction, release and discharge of, and in exchange for such General Unsecured Claim, its pro rata share of the New Cash Flow Note issued by Excel, or a wholly-owned subsidiary of Excel, which shall entitle the holders to receive principal and interest payments from future cash dividends distributed to Excel, or such subsidiary, as applicable, by Christine Shipco and from cash proceeds accruing to Excel, or such subsidiary, as applicable, upon the sale of its interests in Christine Shipco or Christine Shipco's assets.
Estimated Amount:    $163 million
Estimated Recovery:  3%

Description and Amount of Claims and Interests	Summary of Treatment
Class 6 – Odell/Minta Facility Guaranty Claims (Impaired)
An Odell/Minta Facility Guaranty Claim is a claim arising under the secured credit facility between Credit Suisse, as lender, Odell and Minta, as borrowers, and Excel, as guarantor, dated November 27, 2007 (as amended).  Credit Suisse, as the holder of all Class 6 Claims, has agreed that its Class 6 Claims shall receive the treatment provided for in the Odell/Minta term sheet, attached to the Plan as Exhibit B, which contemplates a sale of Odell's and Minta's assets pursuant to section 363 of the Bankruptcy Code.  Upon closing of such transaction, Credit Suisse shall agree to receive no additional distribution under the Plan on account of its Class 6 Claims.
Estimated Amount:    $42.9 million
Estimated Recovery:  0%

Class 7 – Trade Claims (Unimpaired)
A Trade Claim is any unsecured claim that is not a General Unsecured Claim nor a Litigation Claim, and includes (i) all unsecured claims asserted against subsidiary Debtors, including claims arising from the provision of goods, materials or services by trade vendors and service providers, including commissions related thereto, incurred by the subsidiary Debtors in the ordinary course of the subsidiary Debtors' business and (ii) those unsecured claims asserted against Excel arising from the provision of goods, materials or services by trade vendors and service providers, including commissions related thereto, incurred to Excel in the ordinary course of Excel's business. The Debtors anticipate filing a motion on the petition date requesting authority to pay in the ordinary course all non-U.S. vendors and vendors who may be able to assert maritime liens absent payment.  The Debtors believe that these vendors should account for all or substantially all their Trade Claims.  On the Effective Date, any unpaid Class 7 – Trade Claim shall be reinstated, which means that such holder's legal, equitable and contractual rights with respect to its Trade Claim will be left unaltered and paid in the ordinary course.
Estimated Amount:  $16.5 million
Estimated Recovery:  100%

Class 8 – Litigation Claims (Unimpaired)
A Litigation Claim is a claim for damages pursuant to a threatened, or pending action, claim, cause of action or other proceeding against a Debtor.  A number of relatively small actions are pending against the Debtors, almost exclusively in non-U.S. jurisdictions.  On the Effective Date, each Class 8 – Litigation Claim shall be reinstated, which means that such holder's legal, equitable and contractual rights with respect to its Litigation Claim will be left unaltered and paid in the ordinary course.  The Debtors will continue to contest such claims in the appropriate forum.
Estimated Amount:  $796,000
Estimated Recovery:  100%

Class 9 – Section 510(b) Claims (Impaired)
A Section 510(b) Claim is a claim arising from the purchase or sale, or the rescission of the purchase or sale, of equity securities or debt securities of Excel.  Holders of Class 9 – Section 510(b) Claims will receive no recovery under the Plan.
Estimated Amount:  $0.00
Estimated Recovery:  0%

Class 10 – Interests in Excel (Impaired)
An Interest in Excel is any equity security in Excel, including but not limited to stock, warrants and options.  On the Effective Date, all Interests in Excel will be cancelled without further action by the Debtors or

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Description and Amount of Claims and Interests	Summary of Treatment
Reorganized Debtors. Holders of Class 10 – Interests in Excel will not retain any property or receive any recovery under the Plan. Estimated Amount: N/A Estimated Recovery: 0%
Class 11 – Interests in Debtors Other than Excel (Unimpaired)	This class is comprised of Excel's ownership in its subsidiaries. On the Effective Date, these interests will be reinstated. Estimated Amount: N/A Estimated Recovery: 100%

D.	Disclaimer

This Disclosure Statement describes certain aspects of the Plan, the Company's operations, the Company's indebtedness, restructuring of the Company's financial affairs, the Company's post-restructuring management and other related matters.  FOR A COMPLETE UNDERSTANDING OF THE PLAN, YOU SHOULD READ THIS DISCLOSURE STATEMENT, INCLUDING SECTION V "RISK FACTORS TO BE CONSIDERED," THE PLAN, AND THE APPENDICES AND EXHIBITS HERETO AND THERETO IN THEIR ENTIRETY.  IN THE EVENT OF ANY INCONSISTENCY BETWEEN THE PLAN AND THIS DISCLOSURE STATEMENT, THE TERMS OF THE PLAN ARE CONTROLLING.

THE DEBTORS HAVE NOT COMMENCED CASES UNDER CHAPTER 11 OF THE BANKRUPTCY CODE AT THIS TIME.  BECAUSE NO BANKRUPTCY CASES HAVE BEEN COMMENCED, THE INFORMATION CONTAINED IN THIS DISCLOSURE STATEMENT HAS NOT BEEN APPROVED BY ANY BANKRUPTCY COURT AS CONTAINING "ADEQUATE INFORMATION" WITHIN THE MEANING OF SECTION 1125(a) OF THE BANKRUPTCY CODE.  NONETHELESS, WHEN CHAPTER 11 CASES ARE SUBSEQUENTLY COMMENCED, THE DEBTORS INTEND TO SEEK PROMPTLY AN ORDER OF THE BANKRUPTCY COURT APPROVING THIS DISCLOSURE STATEMENT PURSUANT TO SECTION 1125 OF THE BANKRUPTCY CODE AND DETERMINING THAT THE SOLICITATION OF VOTES ON THE PLAN BY MEANS OF THIS DISCLOSURE STATEMENT COMPLIED WITH SECTION 1126(b) OF THE BANKRUPTCY CODE.

THE DEBTORS INTEND TO CONTINUE OPERATING THEIR BUSINESS IN CHAPTER 11 IN THE ORDINARY COURSE AND TO SEEK THE NECESSARY RELIEF FROM THE BANKRUPTCY COURT TO PAY THEIR TRADE VENDORS, AND CERTAIN OTHER CREDITORS IN FULL AND ON TIME.  THE CLAIMS OF THE DEBTORS' TRADE CREDITORS ARE NOT IMPAIRED UNDER THE PLAN.

THE CONFIRMATION AND EFFECTIVENESS OF THE PLAN ARE SUBJECT TO THE SATISFACTION OR WAIVER OF CONDITIONS PRECEDENT, AND THERE CAN BE NO ASSURANCE THAT THOSE CONDITIONS PRECEDENT WILL BE SATISFIED.  THE DEBTORS CURRENTLY INTEND TO SEEK TO EFFECTUATE THE PLAN PROMPTLY AFTER CONFIRMATION OF THE PLAN.  THERE CAN BE NO ASSURANCE, HOWEVER, AS TO WHEN AND WHETHER CONFIRMATION OF THE PLAN AND THE EFFECTIVE DATE ACTUALLY WILL OCCUR.  PROCEDURES FOR DISTRIBUTIONS UNDER THE PLAN, INCLUDING MATTERS THAT ARE EXPECTED TO AFFECT (A) THE TIMING OF THE RECEIPT OF DISTRIBUTIONS BY HOLDERS OF CLAIMS IN CERTAIN CLASSES AND (B) THE AMOUNT OF DISTRIBUTIONS ULTIMATELY RECEIVED BY SUCH HOLDERS ARE DESCRIBED IN SECTION IV — "SUMMARY OF THE PLAN OF REORGANIZATION."  IF THE PLAN IS NOT CONFIRMED AND/OR EFFECTUATED, THEN THE DEBTORS WILL HAVE TO CONSIDER ALL OF THEIR OPTIONS AS DEBTORS IN BANKRUPTCY.  SEE SECTION X — "ALTERNATIVES TO CONFIRMATION AND CONSUMMATION OF THE PLAN."

NO PERSON IS AUTHORIZED BY THE DEBTORS IN CONNECTION WITH THE PLAN OR THE SOLICITATION TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION REGARDING THIS DISCLOSURE STATEMENT OR THE PLAN OTHER THAN AS CONTAINED IN THIS

DISCLOSURE STATEMENT AND THE APPENDICES ATTACHED HERETO OR INCORPORATED HEREIN BY REFERENCE OR REFERRED TO HEREIN.  IF SUCH INFORMATION OR REPRESENTATION IS GIVEN OR MADE, IT MAY NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE DEBTORS.  THIS DISCLOSURE STATEMENT DOES NOT CONSTITUTE LEGAL, BUSINESS, FINANCIAL, OR TAX ADVICE.  ANY CREDITOR OR INTEREST HOLDER DESIRING ANY SUCH ADVICE OR ANY OTHER ADVICE SHOULD CONSULT WITH ITS OWN ADVISORS.

THE INFORMATION CONTAINED IN THIS DISCLOSURE STATEMENT, INCLUDING THE INFORMATION REGARDING THE COMPANY'S HISTORY, BUSINESS, AND OPERATIONS, IS INCLUDED FOR PURPOSES OF SOLICITING ACCEPTANCES OF THE PLAN BUT, AS TO CONTESTED MATTERS AND ADVERSARY PROCEEDINGS THAT MAY BE PENDING AS OF THE FILING OF THE DEBTORS' CHAPTER 11 CASES OR COMMENCED AFTER THE FILING OF THE DEBTORS' CHAPTER 11 CASES, IS NOT TO BE CONSTRUED AS AN ADMISSION OR A STIPULATION BUT RATHER AS A STATEMENT MADE IN SETTLEMENT NEGOTIATIONS.

THIS DISCLOSURE STATEMENT MAY NOT BE RELIED ON FOR ANY PURPOSE OTHER THAN TO DETERMINE WHETHER TO VOTE TO ACCEPT OR TO REJECT THE PLAN, AND NOTHING STATED HEREIN CONSTITUTES AN ADMISSION OF ANY FACT OR LIABILITY BY ANY PARTY, OR BE ADMISSIBLE IN ANY PROCEEDING INVOLVING THE COMPANY OR ANY OTHER PARTY, OR BE DEEMED A REPRESENTATION OF THE TAX OR OTHER LEGAL EFFECTS OF THE PLAN ON THE COMPANY OR HOLDERS OF CLAIMS OR INTERESTS.  CERTAIN OF THE STATEMENTS CONTAINED IN THIS DISCLOSURE STATEMENT, BY THEIR NATURE, ARE FORWARD-LOOKING AND CONTAIN ESTIMATES AND ASSUMPTIONS.  THERE CAN BE NO ASSURANCE THAT SUCH STATEMENTS WILL BE REFLECTIVE OF ACTUAL OUTCOMES. ALL HOLDERS OF IMPAIRED CLAIMS SHOULD CAREFULLY READ AND CONSIDER THIS DISCLOSURE STATEMENT AND THE PLAN IN THEIR ENTIRETY, INCLUDING SECTION V — "RISK FACTORS TO BE CONSIDERED," BEFORE VOTING TO ACCEPT OR REJECT THE PLAN.

Except with respect to the "Financial Projections" attached hereto as Appendix F and except as otherwise specifically and expressly stated herein (including with respect to the pleadings the Debtors expect to file in the chapter 11 cases), this Disclosure Statement does not reflect any events that may occur subsequent to the date hereof and that may have a material impact on the information contained in this Disclosure Statement.  Accordingly, the delivery of this Disclosure Statement will not, under any circumstance, imply that the information herein is correct or complete as of any time subsequent to the date hereof.

EXCEPT AS OTHERWISE EXPRESSLY SET FORTH HEREIN, ALL INFORMATION CONTAINED HEREIN HAS BEEN PROVIDED BY THE DEBTORS.  UNLESS SPECIFICALLY NOTED, THE FINANCIAL INFORMATION CONTAINED HEREIN HAS NOT BEEN AUDITED BY A CERTIFIED PUBLIC ACCOUNTING FIRM.

INCORPORATION BY REFERENCE; WHERE YOU CAN FIND ADDITIONAL INFORMATION

The Debtors incorporate by reference information indicated below that Excel files, and has filed, with the SEC, which means that the Debtors are disclosing important information to the holders of claims against and interests in the Debtor in connection with this solicitation by referring to those documents. Information that is incorporated by reference is an important part of this Disclosure Statement.  The Debtors incorporate by reference the documents listed below and any future filings made by Excel with the SEC under sections 13(a), 13(c), 14 or 15(d) of the United States Securities Exchange Act of 1934, as amended,  between the date of this Disclosure Statement and the termination of the solicitation.  Such documents form an integral part of this Disclosure Statement:

•	Annual Report on Form 20-F filed with the SEC on March 30, 2012, including the financial statements and related notes contained therein.

•
Reports of Foreign Issuer on Form 6-K dated April 3, 2012; May 3, 2012; May 7, 2012; May 18, 2012; May 21, 2012; June 22, 2012; June 29, 2012; July 9, 2012; August 8, 2012; September 7, 2012; October 1, 2012; September 17, 2012 (on Form 6-K/A); January 11, 2013; March 8, 2013; March 28, 2013; May 1, 2013; and May 23, 2013.

•	Report of Foreign Issuer on Form NT 20-F dated May 1, 2013.

You may obtain copies of documents incorporated by reference into this Disclosure Statement at no cost by writing or telephoning:

Donlin, Recano & Company, Inc.
Ballot Processing Center
P.O. Box 2034 Murray Hill Station
New York, NY 10156-0701
Tel: (212) 771-1128

None of the information on Excel's website is deemed to be a part of this Disclosure Statement. Any reference to Excel's website and the information contained therein is for informational purposes only.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS:  This Disclosure Statement contains certain forward-looking statements, all of which are based on various estimates and assumptions.  Such forward-looking statements are subject to inherent uncertainties and to a wide variety of significant business, economic, and competitive risks, including, among others, those summarized herein.  See Section V — "Risk Factors To Be Considered."  When used in this Disclosure Statement, the words "anticipate," "believe," "estimate," "will," "may," "intend," and "expect" and similar expressions generally identify forward-looking statements.  Although the Debtors believe that their plans, intentions, and expectations reflected in the forward-looking statements are reasonable, they cannot be sure that they will be achieved.  These statements are only predictions and are not guarantees of future performance or results.  Forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated by a forward-looking statement.  All forward-looking statements attributable to the Debtors or persons acting on their behalf are expressly qualified in their entirety by the cautionary statements set forth in this Disclosure Statement.  Forward-looking statements speak only as of the date on which they are made.  Except as required by law, the Debtors expressly disclaim any obligation to update any forward-looking statement, whether as a result of new information, future events, or otherwise.

TABLE OF CONTENTS

INTRODUCTION AND DISCLAIMER				i
	A.	Overview of Excel's Restructuring		i
	B.	Lenders' Separate Transaction With Ivory		ii
	C.	Summary of Treatment of Creditors and Stockholders		iii
	D.	Disclaimer		vi
INCORPORATION BY REFERENCE; WHERE YOU CAN FIND ADDITIONAL INFORMATION				vii
I.	PLAN VOTING INSTRUCTIONS AND PROCEDURES			1
	A.	Notice To Holders Of Claims		1
	B.	Voting Procedures and Ballots		1
		1.	Voting procedures for holders of Syndicate Credit Facility Claims, Guaranty Claims relating to the Odell/Minta Facility, and General Unsecured Claims against Excel other than Noteholder Claims	1
		2.	Voting Procedures for Beneficial Holders of Noteholder Claims	2
	C.	Confirmation; Acknowledgements		2
	D.	Further Information; Additional Copies		3
	E.	Revocation; Waivers of Defects; Irregularities		3
	F.	Confirmation Hearing And Deadline For Objections To Confirmation		3
II.	OVERVIEW OF THE COMPANY			4
	A.	Corporate Structure of the Company		4
	B.	Overview Of Business		4
	C.	Capital Structure		5
		1.	Common Stock	5
		2.	Secured Debt	5
		3.	Convertible Notes	6
		4.	Interest Rate Swaps	6
	D.	Pending Litigation		7
	E.	Events Leading to Chapter 11 Cases		7
		1.	The International Dry Bulk Shipping Market	7
		2.	Evaluation of Restructuring Alternatives	7
III.	THE ANTICIPATED CHAPTER 11 CASES			12
	A.	Motions To Be Filed On The Petition Date		12
		1.	Motion To Schedule Combined Hearing	12
		2.	Motion To Use Cash Collateral	12
		3.	Motion To Continue Using Existing Cash Management Systems	12
		4.	Motion To Pay Maritime Lien Claimants and Foreign Vendors	12
		5.	Motion To Maintain Insurance Policies and Pay Insurance Premiums	13
		6.	Motion To Pay Taxes	13
		7.	Motion to Sell Odell and Minta	13
		8.	Other "First Day" Motions	13
	B.	Anticipated Timetable For The Chapter 11 Cases		13
IV.	SUMMARY OF THE PLAN OF REORGANIZATION			13

A.	Overview Of Chapter 11		14
B.	Classification And Treatment Of Claims And Interests		14
	1.	Treatment Of Unclassified Claims	14
	2.	Treatment of Classes	15
	3.	Intercompany Claims	18
	4.	Special Provision Regarding Unimpaired Classes of Claims	18
C.	Acceptance Of The Plan		18
	1.	Classes Entitled to Vote	18
	2.	Elimination of Classes	18
	3.	Cramdown	18
D.	Means For Implementation Of The Plan		18
	1.	Continued Legal Existence	18
	2.	Post-Confirmation Funding	18
	3.	Disposition of Odell International Ltd. and Minta Holdings S.A.	18
	4.	Section 1145 Exemption	19
	5.	Corporate Action	19
	6.	Effectuating Documents; Further Transactions	19
	7.	Preservation of Causes of Action	19
	8.	Exemption From Certain Transfer Taxes and Recording Fees	19
	9.	Dissolution of Creditors' Committee	19
	10.	Cancellation of Existing Securities and Agreements	19
	11.	Officers and Directors of Reorganized Excel	20
	12.	Officers and Directors of Reorganized Debtors other than Excel	20
E.	Provisions Governing Distributions		20
	1.	Allowed Claims and Interests	20
	2.	Fractional Shares	20
	3.	Withholding and Reporting Requirements	20
	4.	Setoffs	20
F.	Treatment Of Executory Contracts And Unexpired Leases		20
	1.	Assumption of Executory Contracts and Unexpired Leases	20
	2.	D&O Liability Insurance Policies and Indemnification Provisions	21
	3.	Adequate Assurance	21
G.	Confirmation And Consummation Of The Plan		21
	1.	Condition To Entry of the Confirmation Order	21
	2.	Conditions To Effective Date	21
	3.	Waiver Of Conditions	22
H.	Effect Of Plan Confirmation		22
	1.	Binding Effect	22
	2.	Revesting of Assets	22
	3.	Compromise and Settlement of Claims and Interests	22
	4.	Discharge of the Debtors	22
	5.	Releases and Related Matters	23
	6.	Exculpation and Limitation of Liability	24
	7.	Injunction	24
	8.	Term of Bankruptcy Injunction or Stays	24
I.	Retention Of Jurisdiction		25
	1.	Retention of Jurisdiction	25
	2.	Failure of Bankruptcy Court to Exercise Jurisdiction	26
J.	Miscellaneous Provisions		26
	1.	Payment Of Statutory Fees	26
	2.	Amendment Or Modification Of The Plan	26

x

		3.	Revocation, Withdrawal, or Non-Consummation	26
		4.	Governing Law	26
V.	RISK FACTORS TO BE CONSIDERED			27
	A.	Risks Related to Failure to Consummate the Plan of Reorganization		27
	B.	Risks Related to Confirmation		28
	C.	Potential Adverse Effects of Chapter 11		29
	D.	Risks Related to Becoming Holders of Reorganized Excel's Common Stock		29
	E.	Risks Related to Becoming a Holder of the New Cash Flow Note		30
	F.	Dependence on Key Management Personnel and Other Employees		32
	G.	No Assurance of Ultimate Recoveries; Uncertainty of Financial Projections		32
	H.	Other Risks Relating to the Company's Business and the Company's Ability to Satisfy its Debt Obligations after the Effective Date		33
	I.	Operational Risks		43
	J.	Financial and Taxation Risks		47
	K.	Legal and Regulatory Risks		48
VI.	APPLICABILITY OF FEDERAL AND OTHER SECURITIES LAWS			50
	A.	Issuance and Resale of Plan Securities Under the Plan		50
		1.	Exemption from Registration	50
		2.	Resales of Plan Securities; Definition of Underwriter	51
VII.	CERTAIN TAX CONSEQUENCES OF THE PLAN			51
	A.	Certain U.S. Federal Income Tax Consequences to U.S. Holders		52
		1.	U.S. Holders of Syndicate Credit Facility Claims	53
		2.	U.S. Holders of Convertible Notes	55
	B.	Other Tax Issues		56
	C.	Importance of Obtaining Professional Tax Assistance		57
VIII.	FEASIBILITY OF THE PLAN AND BEST INTERESTS OF CREDITORS			57
	A.	Feasibility of the Plan		57
	B.	Valuation Analysis		57
		1.	Introduction	57
		2.	Valuation	58
	C.	Best Interests Test		59
IX.	Confirmation Without Acceptance Of All Impaired Classes: The 'Cramdown' Alternative			60
X.	ALTERNATIVES TO CONFIRMATION AND CONSUMMATION OF THE PLAN			61
XI.	CONCLUSION AND RECOMMENDATION			62

APPENDICES

APPENDIX A
Joint Prepackaged Chapter 11 Plan of Reorganization of Excel Maritime Carriers Ltd. and Certain of its Affiliates

❖ Exhibit A to the Plan – New Cash Flow Note

❖ Exhibit B to the Plan – Odell/Minta Term Sheet

APPENDIX B	Term Sheet in Support of Restructuring
APPENDIX C	List of Debtors
APPENDIX D	Corporate Organization Chart
APPENDIX E	Liquidation Analysis
APPENDIX F	Financial Projections
APPENDIX G	Audited Financial Statements for Fiscal Year 2011
APPENDIX H	Unaudited Financial Statements for Fiscal Year 2012
APPENDIX I	Pending Litigation as of June 10, 2013

I. PLAN VOTING INSTRUCTIONS AND PROCEDURES

A.	Notice To Holders Of Claims

This Disclosure Statement is being transmitted to holders of claims that are entitled under the Bankruptcy Code to vote on the Plan.  Only three classes are entitled to vote on the Plan:  (1) holders of secured obligations under Excel's senior secured syndicate credit facility, dated April 14, 2008 (as amended); (2) holders of certain general unsecured claims against Excel, including "Noteholder Claims" with respect to the 1.875% unsecured convertible senior notes issued by Excel pursuant to an indenture dated October 10, 2007 and due October 15, 2027 (the "Convertible Notes"), swap claims and claims arising under a settlement with certain bareboat charter parties; and (3) the holder of a guaranty claim under a secured loan facility entered into by Debtors Odell and Minta.

The purpose of this Disclosure Statement is to provide adequate information to enable such holders to make a reasonably informed decision with respect to the Plan prior to exercising their right to vote to accept or reject the Plan.  All other classes are either unimpaired under the Plan, in which case the holders of claims in such classes are deemed to have accepted the Plan, or are receiving no distribution under the Plan, in which case the holders of claims in such classes are deemed to have rejected the Plan.

ALL HOLDERS OF IMPAIRED CLAIMS ENTITLED TO VOTE ON THE PLAN ARE ENCOURAGED TO READ THIS DISCLOSURE STATEMENT AND ITS APPENDICES CAREFULLY AND IN THEIR ENTIRETY BEFORE DECIDING TO VOTE TO ACCEPT OR REJECT THE PLAN.  THIS DISCLOSURE STATEMENT CONTAINS IMPORTANT INFORMATION ABOUT THE PLAN AND IMPORTANT CONSIDERATIONS PERTINENT TO ACCEPTANCE OR REJECTION OF THE PLAN.  THIS DISCLOSURE STATEMENT, THE PLAN, AND BALLOTS ARE THE ONLY DOCUMENTS TO BE USED IN CONNECTION WITH THE SOLICITATION OF VOTES ON THE PLAN.  NO PERSON HAS BEEN AUTHORIZED TO DISTRIBUTE ANY INFORMATION CONCERNING THE COMPANY RELATING TO THE SOLICITATION OTHER THAN THE INFORMATION CONTAINED HEREIN.

B.	Voting Procedures and Ballots

1.	Voting procedures for holders of Syndicate Credit Facility Claims, Guaranty Claims relating to the Odell/Minta Facility, and General Unsecured Claims against Excel other than Noteholder Claims

Holders of Syndicate Credit Facility Claims, the Guaranty Claim relating to the Odell/Minta Facility, and General Unsecured Claims against Excel other than Noteholder Claims will receive a ballot to be used in voting on the Plan.  After carefully reviewing the Plan, this Disclosure Statement, and the detailed instructions accompanying your ballot, indicate your acceptance or rejection of the Plan by voting in favor of or against the Plan on the enclosed ballot.  Complete and sign your ballot and return your ballot to Donlin, Recano & Company, Inc.  (the "Voting Agent") either by first class mail, or by hand delivery, or overnight courier to the address set forth below, so that it is received by the Voting Deadline.

THE VOTING DEADLINE IS 5:00 P.M. PREVAILING EASTERN TIME ON JUNE 28, 2013, UNLESS EXTENDED BY THE DEBTORS. THE VOTING RECORD DATE FOR DETERMINING WHETHER A HOLDER OF AN IMPAIRED CLAIM IS ENTITLED TO VOTE ON THE PLAN IS MAY 31, 2013.  FOR YOUR VOTE TO BE COUNTED, YOUR BALLOT MUST BE PROPERLY COMPLETED AS SET FORTH ABOVE AND IN ACCORDANCE WITH THE VOTING INSTRUCTIONS ON THE BALLOT AND RECEIVED NO LATER THAN THE VOTING DEADLINE BY THE VOTING AGENT BY FIRST CLASS MAIL, HAND DELIVERY, OR OVERNIGHT COURIER AT THE ADDRESS SET FORTH BELOW.

Regular Mail

Donlin, Recano & Company, Inc.
Ballot Processing Center
P.O. Box 2034 Murray Hill Station
New York, NY 10156-0701

If by hand delivery or overnight courier

Donlin, Recano & Company, Inc.
Ballot Processing Center
419 Park Avenue South, Suite 1206
New York, NY 10016

Except as provided below, unless the ballot is actually received by the Voting Agent before the Voting Deadline or the Bankruptcy Court orders otherwise, the Debtors may, in their sole discretion, reject such ballot as invalid, and therefore decline to utilize it in connection with seeking confirmation of the Plan. In the event of a dispute with respect to any claim, any vote to accept or reject the Plan cast with respect to such claim will not be counted for purposes of determining whether the Plan has been accepted or rejected, unless the Bankruptcy Court orders otherwise.

2.	Voting Procedures for Beneficial Holders of Noteholder Claims

Each beneficial holder of Convertible Notes as of the Record Date will receive a beneficial ballot.  Beneficial holders who wish to vote to accept or reject the Plan must complete the beneficial ballot in accordance with the instructions contained therein and return it to their respective bank, broker, dealer, trust company or other agent or nominee (each, a "Nominee").  Upon receipt of such beneficial ballot, Nominees will execute a master ballot to reflect the votes of their beneficial holders.  Nominees must tender master ballots to the Voting Agent at the address listed above by the Voting Deadline.  In order to ensure that their vote is counted, beneficial holders must provide their beneficial ballot to their respective Nominees in time to allow such nominees to execute and deliver master ballots to the Voting Agent by the Voting Deadline, which is 5:00 p.m. prevailing eastern time on June 28, 2013.

By properly completing and executing beneficial ballots and returning them to their Nominees, beneficial holders of Noteholder Claims are directing their respective Nominees to execute a master ballot on the beneficial holders' behalf that reflects their vote with respect to the Plan.  Holders of impaired claims voting to accept the Plan shall, by so voting, indicate their consent to the relief sought by Excel and its affiliated Debtors pursuant to various "First Day" motions (see Section III.A. – "The Anticipated Chapter 11 Cases – Motions to be Filed on the Petition Date" below).

C.	Confirmation; Acknowledgements

By submitting a ballot to the Voting Agent or submitting a beneficial ballot to a Nominee, as applicable, each holder of an impaired claim entitled to vote will be confirming that (i) such holder or legal and financial advisors acting on its behalf has had the opportunity to ask questions of, and receive answers from, Excel concerning the terms of the Plan, the business of Excel and other related matters, (ii) Excel has made available to such holder or its agents all documents and information relating to the Plan and related matters reasonably requested by or on behalf of such holder, and (iii) except for information provided by Excel in writing, and by its own agents, such holder has not relied on any statements made or other information received from any person with respect to the Plan.

By submitting a ballot to the Voting Agent or submitting a beneficial ballot to a Nominee, as applicable, each holder of an impaired claim entitled to vote also acknowledges that the interests in Excel and the New Cash Flow Note being offered pursuant to the Plan are not being offered pursuant to a registration statement filed with the SEC and represents that any such security will be acquired for its own account and not with a view to any distribution of such in violation of the Securities Act.  It is expected that if issued pursuant to the Plan the interests in Excel and New Cash Flow Note will be exempt from the registration requirements of the Securities Act by virtue of 1145 of the Bankruptcy Code and may be resold by the holders thereof subject to the provisions of 1145.

D.	Further Information; Additional Copies

If you have any questions about the procedure for voting your claim, the packet of materials that you have received or the amount of your claim; or if you wish to obtain an additional copy of the Plan, this Disclosure Statement, or any appendices or exhibits to such documents, please contact the Voting Agent at:

Donlin, Recano & Company, Inc.
Ballot Processing Center
P.O. Box 2034 Murray Hill Station
New York, NY 10156
Telephone: (212) 771-1128

E.	Revocation; Waivers of Defects; Irregularities

You may modify your vote on the Plan at any time prior to the Voting Deadline.  Unless otherwise directed by the Bankruptcy Court, all questions as to the validity, form, eligibility (including time of receipt), acceptance, revocation, or withdrawal of ballots will be determined by the Voting Agent and the Debtors in their sole discretion, which determination will be final and binding.  The Debtors also reserve the right to reject any and all ballots not in proper form, the acceptance of which would, in the opinion of the Debtors or their counsel, be unlawful.

The Debtors further reserve the right to waive any defects or irregularities or conditions of delivery as to any particular ballot. The interpretation (including the ballot and the respective instructions therein) by the Debtors, unless otherwise directed by the Bankruptcy Court, will be final and binding on all parties. Unless waived, any defects or irregularities in connection with deliveries of ballots must be cured within such time as the Debtors (or the Bankruptcy Court) determine. Neither the Debtors nor any other person will be under any duty to provide notification of defects or irregularities with respect to deliveries of ballots nor will any of them incur any liabilities for failure to provide such notification. Unless otherwise directed by the Bankruptcy Court, delivery of such ballots will not be deemed to have been made until such irregularities have been cured or waived. Ballots previously furnished (and as to which any irregularities have not theretofore been cured or waived) will be invalidated.

F.	Confirmation Hearing And Deadline For Objections To Confirmation

WHEN THE DEBTORS FILE PETITIONS FOR RELIEF UNDER CHAPTER 11 OF THE BANKRUPTCY CODE, THEY WILL REQUEST THAT THE BANKRUPTCY COURT SCHEDULE A CONFIRMATION HEARING TO CONSIDER THE ADEQUACY OF THIS DISCLOSURE STATEMENT AND TO CONFIRM THE PLAN.  NOTICE OF THE CONFIRMATION HEARING WILL BE PROVIDED TO HOLDERS OF CLAIMS AND INTERESTS OR THEIR REPRESENTATIVES (THE "CONFIRMATION HEARING NOTICE") PURSUANT TO AN ORDER OF THE BANKRUPTCY COURT.  OBJECTIONS TO CONFIRMATION MUST BE FILED WITH THE BANKRUPTCY COURT BY THE DATE DESIGNATED IN THE CONFIRMATION HEARING NOTICE AND ARE GOVERNED BY BANKRUPTCY RULES 3020(B) AND 9014 AND LOCAL RULES OF THE BANKRUPTCY COURT.  UNLESS AN OBJECTION TO CONFIRMATION IS TIMELY SERVED AND FILED, SUCH OBJECTION TO CONFIRMATION MAY NOT BE CONSIDERED BY THE BANKRUPTCY COURT AT THE CONFIRMATION HEARING.

II.          OVERVIEW OF THE COMPANY

A.	Corporate Structure of the Company

Excel is a holding company and the ultimate parent of each of the Debtors in these chapter 11 cases, in addition to various non-Debtor entities.  A list of the Debtors is attached as Appendix C hereto.  A corporate organization chart is attached as Appendix D hereto.  The Company's executive offices are located in Nea Kifisia, Greece, and it maintains registered addresses in Monrovia, Liberia and Hamilton, Bermuda.  Excel is the sole member of Excel Maritime LLC, a New York limited liability company with an office in White Plains, New York.

B.	Overview Of Business

The Company is a shipping company founded in 1988 and incorporated under the laws of the Republic of Liberia.  The Company is a provider of worldwide sea borne transportation for "dry bulk" cargo including, among others, iron ore, coal and grain, collectively referred to as "major bulks" and steel products, fertilizers, cement, bauxite, sugar and scrap metal, collectively referred to as "minor bulks."  The dry bulk market is the primary provider of global commodities transportation. Approximately one third of all seaborne trade is dry bulk related.

The Company currently owns a fleet of thirty-eight vessels.  Thirty-seven of these vessels are wholly-owned by thirty-seven direct subsidiaries of Excel (each subsidiary, a "Vessel Owner"), each of which is a Debtor in these chapter 11 cases.  One vessel is owned by non-Debtor Christine Shipco, a joint venture in which Excel holds a 71.4% interest.  The Company's fleet consists of 6 Capesize, 14 Kamsarmax, 14 Panamax, 2 Supramax and 2 Handymax vessels (together, the "Vessels") with a total carrying capacity of approximately 3.4  million deadweight tons (dwt), making the Company one of the world's largest independent dry bulk operators.  The terms "Handymax", Supramax" et cetera refer to size categories of bulk carriers, some of which reference regional ports.  For example, the term "Kamsarmax" refers to the maximum length of a vessel that can load in the port of Kamsar, and the term "Panamax" refers to the vessel size that can fit in the Panama Canal's lock chambers.

Maryville Maritime Inc. ("Maryville"), a wholly-owned non-Debtor subsidiary of Excel, provides in-house technical management for all of the Vessels pursuant to discrete management agreements entered into between each of the Vessel Owners and Maryville. Maryville provides technical supervision such as repairs, maintenance and inspections, safety and quality control, crewing and training, as well as provisioning. Maryville's in-house technical management of the Vessels provides the Company with a competitive advantage in controlling both the cost and quality of its Vessels' operations. Maryville also provides commercial management for negotiating charters, managing relationships, and providing seafaring crew to all the Vessels through a third party manning agent. Maryville is also party to a management agreement with Excel, pursuant to which it provides administrative services to Excel and its direct and indirect, Debtor and non-Debtor subsidiaries. Maryville employs management and administrative employees who oversee and run the Company's operations pursuant to the management agreements.

The Debtors generate revenues by deploying their fleet on a mix of "Period Time Charters" and "Spot Charters."  Period Time Charters are charters with a term of at least four months on average.  Spot Charters are comprised of both voyage charters (charters for one specific voyage) and short-term charters, which are charters with a term of less than four months on average.  The Company deploys its Vessels according to its assessment of market conditions, adjusting the mix of both types of charters to take advantage of the relatively stable cash flow and high utilization rates associated with Period Time Charters and to profit from attractive Spot Charter rates during periods of strong charter market conditions.  As of May 31, 2013, 23 of the Vessels in the Company's fleet were employed under Period Time Charters and 15 were operating in the Spot Charter market.  In 2010, 2011 and 2012, the Company maintained vessel utilization rates (defined as number of available days divided by fleet calendar dates) of 96.2%, 98% and 95.6%, respectively.  As of May 15, 2013, the Company had entered into charters that secured a 61% vessel utilization rate for 2013.  The Company expects this number will continue to rise as it secures additional 2013 charters.

C.	Capital Structure

1.	Common Stock

Excel's Class A common stock has traded on the NYSE under the symbol "EXM" since September 15, 2005.  Prior to that date, Excel's Class A common stock traded on the American Stock Exchange under the same symbol.  As of May 15, 2013, 103,153,299 shares of Excel's Class A common stock and 295,746 shares of its Class B common stock were issued and outstanding.  Mr. Panayotides and entities associated with him hold 36,625,355 of Excel's Class A common stock and 150,875 of its Class B common stock.  These amounts represent approximately 47% of the total voting power of Excel's capital stock.  Additionally, Ms. Ismini Panayotides, the Company's Business Development Officer and Board Secretary and the daughter of Mr. Panayotides, and entities associated with her hold 4,949,837 of Excel's Class A common stock and 30,000 of its Class B common stock, representing approximately 8.8% of the total voting power of Excel's capital stock.

2.	Secured Debt

(a)	Syndicate Credit Facility

Excel is a borrower pursuant to that certain senior secured credit facility, dated April 14, 2008 (as amended, modified and supplemented), whereby Nordea Bank Finland PLC, London Branch ("Nordea") was appointed administrative agent (the "Syndicate Credit Facility"). Approximately $771 million is currently outstanding under the Syndicate Credit Facility.  The Syndicate Credit Facility is secured by, among other things, guarantees by each Vessel Owner other than non-Debtor Christine Shipco and Debtors Odell and Minta (each of which is party to a separate credit facility) and first priority mortgages and first priority assignments of insurances for each of the Vessels owned by the guarantors ("Collateral Vessels"). The Syndicate Credit Facility is further secured by (i) assignments of earnings, (ii) assignments of charter for the Collateral Vessels in excess of 11 months, (iii) manager's undertakings and an assignment of management agreement for each Collateral Vessel, (iv) account pledge agreements for each Collateral Vessel, and (v) a pledge over, among others, the shares of entities owning the Collateral Vessels.

(b)	Odell/Minta Facility

Minta and Odell are borrowers pursuant to that certain secured loan facility agreement for a loan of up to $75.6 million dated November 27, 2007 (as amended, modified and supplemented), pursuant to which Credit Suisse is the lender (the "Odell/Minta Facility"). Approximately $42.9 million is currently outstanding under the Odell/Minta Facility.  The Odell/Minta Facility is guaranteed by Excel and secured by, among other things, (i) a first priority mortgage over, and assignments of insurances and earnings with respect to, each of the Vessels M/V Mairouli and M/V July M, (ii) manager's undertakings for each of the two Vessels, and (iii) account pledge agreements for each of the two Vessels.  The Debtors do not believe there is any equity in the two Vessels.

(c)	The Christine Shipco Facility

The Company owns a 71.4% interest in non-Debtor Christine Shipco, a joint venture limited liability company.  The owner of the minority interest is a third party unaffiliated with the Company called Robertson Maritime Investors LLC.  On April 30, 2010, Christine Shipco took delivery of the M/V Christine from Imabari Shipyard in Japan at a total cost of approximately $72.5 million.  Non-Debtor Christine Shipco is a borrower pursuant to that certain secured loan facility agreement for a loan of up to $42.0 million dated April 26, 2010 (as amended, modified and supplemented), pursuant to which DVB Bank SE is the lender (the "Christine Shipco Facility"). The loan amount under the Christine Shipco Facility represented 65% of the vessel's fair market value at the time of the vessel's delivery and was drawn in order to finance the delivery of the M/V Christine.  The loan bears interest at LIBOR plus a margin of 3% and is repayable in 26 quarterly installments of $0.8 million through December 2015 and thereafter at $0.6 million through September 2016 with a balloon payment of approximately $20.0 million at October 2016.  Approximately $29.5 million is currently outstanding under the Christine Shipco Facility.  The Christine Shipco Facility is guaranteed by Excel (up to an amount not to exceed 71.4% of any indebtedness under the Christine Shipco Facility) and secured by, among other things, (i) a first priority pledge of the membership interests in Christine Shipco, (ii) a first priority mortgage over, and an assignment of insurances and earnings with respect to, the vessel M/V Christine, and (iii) an account pledge agreement.  Christine Shipco is not a Debtor.  The Christine Shipco Facility is not being restructured.  However, as set forth below in Section II.E.2(f) – "The New Cash Flow Note," the Debtors will issue the New Cash Flow Note to holders of General Unsecured Claims, which will entitle the holders thereof to receive repayment from future cash dividends distributed to Excel, or a wholly-owned subsidiary of Excel, as applicable, by Christine Shipco or from the net proceeds of the sale of all or part of its 71.4% interest in Christine Shipco or from the net proceeds to Excel, or other subsidiary, as a result of the sale of all or parts of the assets of Christine Shipco.

3.	Convertible Notes

Excel issued $150.0 million principal amount of 1.875% unsecured convertible senior notes due October 15, 2027 pursuant to that certain indenture dated October 10, 2007 (the "Indenture") with Deutsche Bank Trust Company Americas as indenture trustee (the "Indenture Trustee").  Pursuant to the Indenture, the Convertible Notes are convertible into Class A common stock of Excel under certain circumstances.  The holders of the Convertible Notes may, at their option, require the Company to purchase the principal amount of the notes for cash before the Convertible Notes' maturity date on certain specified dates, the earliest of which is October 15, 2014.

4.	Interest Rate Swaps

(a)	The Nomura Swap

On September 2, 2010, Excel entered into a partially-secured interest rate swap with Nomura International plc ("Nomura") for a notional amount of $50 million decreasing by $0.8 million quarterly and  maturing in September 2015 (the "Nomura Swap").  The Company makes quarterly payments to Nomura at a fixed rate of 1.79% and Nomura makes quarterly floating rate payments at 3-month $LIBOR to the Company based on the same notional amount.  As of May 31, 2013, the estimated mark-to-market liability of the Company in connection with the Nomura Swap was approximately $1.3 million, secured by cash collateral of $1.3 million located in an account held in Nomura's favor.  The Nomura Swap was scheduled to roll over on June 10, 2013, and the Company made a business decision to unwind the swap.  On June 7, 2013, Excel and Nomura agreed to unwind the Nomura Swap, which resulted in a net payment by Nomura to Excel of $30,000.  The cash collateral in the pledged account was used to settle and unwind the swap.  As a result, Nomura has no claims outstanding against Excel arising under the Nomura Swap and Nomura will not receive any distribution under the Plan.

(b)	The Eurobank Swap

Excel entered into an unsecured interest rate swap on March 29, 2011 with Eurobank EFG Private Bank Luxembourg S.A. ("Eurobank") for a non-amortizing notional amount of $50 million (the "Eurobank Swap").  The Eurobank Swap is effective from April 1, 2012 to April 1, 2015.  The Company makes quarterly payments to Eurobank at a fixed rate of 1.80%, 2.25% and 2.75% for the first, second and third year, respectively, while Eurobank makes quarterly floating-rate payments of 3-month LIBOR on the same notional amount.  As of May 31, 2013, the estimated mark-to-market liability of the Company in connection with the Eurobank Swap was approximately $2.1 million.

(c)	The Marfin Swap

On July 11, 2011 Excel entered into an unsecured interest rate swap with Marfin Popular Bank Public Co. Ltd., Greek Branch ("Marfin") for a non-amortizing notional amount of $50 million (the "Marfin Swap").  The Marfin Swap is effective from January 3, 2013 to January 3, 2017.  The Company makes quarterly payments to Marfin at a fixed rate of 1.5% for the first year, and 2.98% for the remaining years, while Marfin makes quarterly floating-rate payments of 3-month LIBOR to the Company based on the same notional amount.  As of May 31, 2013, the estimated mark-to-market liability of the Company in connection with the Marfin Swap was approximately $3.8 million.

D.	Pending Litigation

The Debtors are, from time to time, subject to various asserted or unasserted legal proceedings and claims. As of the date hereof, the Debtors have taken a litigation reserve of approximately $225,000. The Debtors believe that the majority of claims outside of the litigation reserve would be covered by their insurance policies, should any claims proceed to final judgment or be settled by the parties.

Although the Debtors cannot predict what types of claims may be asserted against them in the future, the current claims asserted against the Debtors can be characterized as either breach of contract claims, vessel or port facilities damage claims, claims in respect of cargo, or claims of seafaring employees of Maryville. The Debtors are currently actively defending approximately six lawsuits in court or arbitration proceedings.  Of the claims asserted, no single claim amount alleged exceeds $500,000.  Set forth on Appendix I hereto is a schedule of the pending claims against the Debtors, identified with reference to the jurisdiction in which such claim is pending, the nature of the pending claim, and the claim amount alleged, if any. As set forth in the Plan, nothing will affect the Debtors' or the Reorganized Debtors' rights and defenses, both legal and equitable, with respect to such claims.

E.	Events Leading to Chapter 11 Cases

1.	The International Dry Bulk Shipping Market

The dry bulk shipping industry is cyclical with attendant volatility in charter hire rates and profitability.   Charter rates for dry bulk vessels have been in a significant down cycle since 2008.  The Baltic Dry Index ("BDI") is an assessment of the price of moving major bulks by vessels. The BDI measures 23 shipping routes on a timecharter basis, and covers numerous types of vessels, including Handymax, Panamax, Capesize, and Supramax.  The dry bulk market deteriorated significantly in 2012.  On February 3, 2012, the BDI dropped to a 26-year low of 647, owing to a combination of both weak vessel demand and increases in supply.  The average BDI for 2012 was 920, approximately 41% lower than the average index of 1,549 in 2011.  As of May 31, 2013 the BDI closed at 809.

The Company's results of operations depend primarily on the charter hire rates that it is able to realize.  Fluctuations in charter rates result from changes in the supply and demand for vessel capacity and changes in the supply and demand for the major commodities carried by sea internationally.  The recent decline and volatility in charter rates is, in significant measure, the result of vessel oversupply, including numerous deliveries of new ships (described in the industry as "newbuilding").  As the global economic downturn continues, lagging demand for dry bulk commodities has been unable to fully absorb the approximately 98.5 and 98.7 million new deadweight tonnage that entered the market in 2011 and 2012, respectively, despite almost record high scrapping levels. The result is decreased demand and increased supply.

The decline and volatility in charter rates have negatively impacted the Company.  The value of its vessels has declined due to oversupply, and charter hire rates have dropped.  The Company's cash flows and liquidity have suffered as a result of these factors, and in consequence the Company has not been able to comply with certain covenants in its loan agreements.  Further, as a result of the volatility and rate decline witnessed in the charter markets and continued oversupply of new vessels, vessel values are expected to remain under severe pressure.

2.	Evaluation of Restructuring Alternatives

(a)	Syndicate Credit Facility Amendments and Failed Equity Offering

Since early 2012 the Company has worked to address its cash flow issues and debt maturities, including retaining financial advisors and engaging in ongoing negotiations with its lenders under its secured debt facilities.  In particular, in order to address its financial situation, the Company entered into a series of amendments to the Syndicate Credit Facility.  Significantly, as of March 30, 2012, the Company negotiated a fifth amendment (the "Fifth Amendment") to the Syndicate Credit Facility.  Under the Fifth Amendment, the Syndicate Credit Facility's amortization schedule, collateral value clause and certain of its financial covenants were modified in order to permit the Company to improve its debt maturity profile and respond to the weak charter conditions and volatility in vessels' market values.  The Fifth Amendment also modified the loan repayment schedule to allow the Company, at its option, to defer the repayment of principal amount of up to $100 million, originally scheduled for 2012 and 2013, to the balloon payment due at the end of the Syndicate Credit Facility's term in April 2016.  Following the amendment to the Syndicate Credit Facility, the Company reached agreements with each of Credit Suisse and DVB Bank SE to similarly amend a number of financial covenants under the respective credit facilities with those institutions.

Under the Fifth Amendment, the Company was required to raise at least $30 million in equity (the "Additional Equity") through an offer and sale of newly issued capital stock of Excel (the "Offering") by December 31, 2012.  In connection with the Fifth Amendment and the Offering, on March 29, 2012, Excel entered into a backstop agreement with Ivory, pursuant to which Ivory deposited $20 million (the "Escrow Funds") into an escrow account (the "Escrow Account") set up for that purpose and committed to purchase capital stock of Excel up to the total amount deposited in the escrow account, in the event that Excel failed to raise the Additional Equity.

To launch the Offering, on May 7, 2012, the Company entered  into separate sales agreements with each of Deutsche Bank Securities Inc. and Knight Capital Americas, L.P., as sales agents, under which it sought to sell an aggregate of up to $35.0 million in gross proceeds of its  Class A common stock par value $0.01.  The common stock was to be sold in privately negotiated transactions or transactions deemed to be "at-the-market offerings," including sales made directly on the NYSE, on any other existing trading market for the Class A common stock or to or through a market maker.  Unfortunately, the Company was able to raise only $4.1 million of Additional Equity given the severe continuing decline in the international dry bulk shipping market and the Company's over-leveraged capital structure.

(b)	Redelivery of the Bareboat Charters

Bird Acquisition Corp., a non-Debtor indirect subsidiary of Excel ("Bird"), and seven Marshall Islands LLCs wholly owned by Bird (collectively with Bird the "Bareboat Charterers") previously operated seven vessels under bareboat charters pursuant to respective bareboat charterparties ("Bareboat Charters") entered into in July 2007 with third party vessel owners ("Bareboat Owners").  Due to the dramatic drop in charter rates, after accounting for daily operating costs, in 2012 the Debtors were losing approximately $10,000 per day per bareboat chartered vessel.  Therefore, the Bareboat Charterers took steps to reduce these losses which led to the redelivery of each of the seven vessels back to their respective owners during the course of the fourth quarter of 2012.  The owners of the bareboat charter vessels asserted claims against the Bareboat Charterers for damages arising from the early termination of the Bareboat Charters. The Bareboat Charterers denied any liability to the owners of the bareboat charter vessels.

Three of the Bareboat Charterers (the "Settling Bareboat Charterers"), together with Excel, signed a settlement agreement with the respective owners of three of the Bareboat Charter vessels ("Settling Bareboat Owners"), pursuant to which the chartered vessels were redelivered to their respective owners in exchange for the agreement of Excel, Bird and the Settling Bareboat Charterers to pay $5 million in cash or in stock, in the latter case at the market price on the date of the stock's issuance, by December 2015 (with Excel's option to extend such deadline to December 2017 pursuant to the terms of the settlement agreement, which extension would require interest payments on any remaining balance of 10% per year, payable quarterly).  The Settling Bareboat Charterers are not Debtors in these chapter 11 cases.  However, the Settling Bareboat Owners have claims against Excel arising out of the settlement agreement.  The claims of the Settling Bareboat Owners against Excel arising under the settlement agreement are classed as General Unsecured Claims under the Plan and will share in the recovery proposed for Class 5 --  General Unsecured Claims.

The remaining four bareboat charter vessels were also redelivered to their respective owners (the "German Owners"). The German Owners and the relevant Bareboat Charterers are currently engaged in arbitration regarding their respective claims and counterclaims under the relevant Bareboat Charters.

(c)	Divestiture of Hope Shipco

In May 2013, Excel transferred ownership of one of its Vessel-owning subsidiaries, Hope Shipco LLC ("Hope Shipco") (the owner of the Vessel M/V Mairaki), to ABN Amro Bank N.V ("ABN Amro") in full and final satisfaction of the Company's obligations under two secured debt instruments.

Hope Shipco was a borrower pursuant to that certain secured loan agreement for a loan of up to $42 million, dated February 11, 2010 (as amended, modified and supplemented), whereby ABN Amro was the lender (the "ABN Facility").  The ABN Facility was guaranteed by Excel and secured by, among other things, (i) a first priority mortgage over, and an assignment of insurances and earnings with respect to, the M/V Mairaki, (ii) a manager's undertakings for the M/V Mairaki, (iii) an account pledge agreement for the M/V Mairaki, and (iv) a pledge over the membership interest in Hope Shipco.  As of April 30, 2013, $35 million was outstanding under the ABN Facility. Certain subsidiaries of Excel were also counterparties to an interest rate swap (the "ABN Swap") with ABN Amro, which was guaranteed by Excel. As of April 29, 2013, the ABN Swap represented an estimated mark-to-market liability for Excel of $29 million.  The ABN Swap was secured by the same collateral as the Syndicate Credit Facility on a last-out basis.

Excel entered into negotiations with ABN Amro in March 2013.  Between May 2, 2013 and May 28, 2013, the Company received various reservations of rights and notices of default pursuant to which ABN Amro gave notice to the Company of its intent to exercise its rights and remedies as a secured lender. Given that the obligations of the Company under the ABN Facility and the ABN Swap significantly exceeded the equity value of the membership interests in Hope Shipco, the parties ultimately entered into a settlement agreement to avoid the unnecessary expenses associated with the exercise of such remedies. As part of that settlement, the parties agreed voluntarily to transfer the ownership of Hope Shipco to ABN Amro's designee in full and final satisfaction of the Company's obligations under both the ABN Facility and ABN Swap.  As part of this consensual settlement, ABN Amro agreed to waive its deficiency claims against the Company with respect to the undersecured portions of the ABN Facility and the ABN Swap.  Hope Shipco's shares were transferred to a subsidiary of ABN Amro on May 31, 2013.  ABN Amro does not have a claim against Excel or any of the Debtors in these chapter 11 cases.

(d)	Negotiations with the Steering Committee and Development of a Restructuring Support Agreement

As of August 2012, the Company had only raised approximately $4.1 million of Additional Equity through the Offering. By that point, the Company had recognized that it would need to pursue a comprehensive restructuring. To that end, in July and September 2012, the Company retained Global Maritime Partners Inc. and Miller Buckfire & Co., LLC ("Miller Buckfire"), respectively, as financial advisors to assist it in evaluating and implementing its restructuring strategies. Shortly thereafter, a steering committee ("Steering Committee") of certain Syndicate Credit Facility Lenders was formed in connection with a potential restructuring of the Debtors' obligations under the Syndicate Credit Facility. In connection with negotiations on a potential restructuring with the Steering Committee, the Company entered into additional amendments to the Syndicate Credit Facility subsequent to the Fifth Amendment and amended the Escrow Agreement governing the release of the Escrow Funds. Under the Sixth Amendment dated September 30, 2012, the Company agreed to repay Syndicate Credit Facility loan principal in the amount of $9.0 million (comprised of $3.0 million per month in October, November and December 2012), in return for agreement by the Syndicate Credit Facility Lender to forbear from exercising their rights in connection with noncompliance of certain loan agreement provisions through December 31, 2012. In addition to the repayments under the Sixth Amendment, in December 2012, the Company sold M/V Attractive, a Handymax vessel, for net proceeds of approximately $2.7 million, which were used to repay indebtedness under the Syndicate Credit Facility.

Following the expiration of the forbearance period in the Sixth Amendment, the Syndicate Credit Facility Lenders agreed to forbear from exercising their rights, through subsequent amendments, in connection with certain overdue principal and interest payments through May 15, 2013. In particular, the Company obtained forbearance from the Syndicate Credit Facility Lenders with respect to, among other things, the non-payment of a principal installment of approximately $25 million due January 2, 2013. Concurrent with its negotiations with the Steering Committee, the Company also engaged in similar discussions with its lenders under its other credit facilities. The Company is currently in breach of certain financial covenants relating to outstanding indebtedness for fiscal quarter ended December 31, 2012 and certain other covenants.

After several months of negotiation, in May 2013 the Debtors and Steering Committee agreed in principle on the terms of a restructuring, as reflected in the Plan annexed hereto as Appendix A and described in this Disclosure Statement.  The Steering Committee has recommended that the lenders execute a restructuring support agreement indicating agreement with the terms set forth on a restructuring term sheet, annexed hereto as Appendix B, and that they vote to accept the Plan.  The restructuring support agreement provides, among other things and subject to certain conditions, that the lenders party thereto will waive certain defaults under the Syndicate Credit Facility until the Plan is consummated or the restructuring support agreement terminates according to its terms, and will negotiate certain transaction documents relating to the Debtor's restructuring.  In particular, pursuant to the restructuring support agreement, on the Effective Date and as part of the consideration received in exchange for their claims under the Plan, the Syndicate Credit Facility Lenders will receive a restructured loan (the "Amended and Restated Senior Secured Credit Facility") the terms of which are described in Appendix B.

(e)	Negotiations with Credit Suisse and Proposed 363 Sale

Prior to the commencement of this solicitation, Excel began negotiating with Credit Suisse, the lender under the Odell/Minta Facility, to restructure and settle the obligations under that facility.  Excel and Credit Suisse ultimately reached an agreement whereby, post-petition, Excel will sell the assets of Odell and Minta pursuant to a sale under section 363 of the Bankruptcy Code.  Credit Suisse (or its nominee(s)) have agreed to credit bid, pursuant to section 363(k) of the Bankruptcy Code, up to the maximum amount of its secured claim against the collateral securing the Odell/Minta Facility as consideration for the purchase of those assets.  In order to ensure that Excel receives the highest and best price possible in the 363 sale, Excel engaged a third party broker to market the two Vessels owned by Odell and Minta.  Following the filing of a motion under section 363 of the Bankruptcy Code on the Petition Date and in the event that no higher or better offers are received by Excel for Odell's and Minta's assets, Excel, following Bankruptcy Court approval and on Credit Suisse's instructions and consent, will complete the sale of the assets by effecting a change in control of the shares of Odell and Minta to companies affiliated with Ms. Ismini Panayotides, pursuant to the Odell/Minta Term Sheet, attached to the Plan as Exhibit B. Credit Suisse shall never have actual ownership of the assets of Odell and Minta.

In connection with the foregoing, the Debtors will increase the balance of their existing loan under the Odell/Minta Facility in the form of a debtor-in-possession loan (the increase to be secured by Credit Suisse's existing liens under the Odell/Minta Facility) by an amount equal to the lesser of (i) $500,000 or (ii) the post-petition restructuring costs of Odell and Minta (including, without limitation, Credit Suisse's restructuring costs) and operating expenses of Odell and Minta, to the extent that such restructuring costs and operating expenses are in excess of Odell's and Minta's operating revenue for the period from the Petition Date to the closing date of the 363 sale.  The balance of the debtor-in-possession loan shall be added to the amount paid to Credit Suisse from the proceeds on any sale by Odell and Minta if Credit Suisse or its nominee(s) are not the ultimate purchaser of Odell's and Minta's assets and shall be included for the purposes of calculating the value of the Credit Suisse's credit bid in the 363 sale.  Credit Suisse has agreed that its Class 6 Claims under the Plan will be discharged pursuant this process, and that Credit Suisse will receive no distribution under the Plan on account of its Class 6 Claims upon closing of this transaction.  To the extent that the Bankruptcy Court does not approve the transaction or the transaction does not close, Credit Suisse reserves all rights and remedies as to the Class 6 Claims and all other matters related thereto.

(f)	The New Cash Flow Note

As the Debtors considered their restructuring alternatives, it became clear that the Debtors' enterprise value would permit only minimal economic recovery to holders of general unsecured claims against Excel, including holders of Convertible Notes issued by Excel (the "Noteholders"). This conclusion is based on the fact that the estimated value of the Company is approximately $600 million, whereas the Syndicate Credit Facility Lenders collectively are owed approximately $771 million, which is secured by liens on substantially all the Debtors' assets. The only value available for distribution to Excel's general unsecured creditors arises in connection with Excel's 71.4% interest in non-Debtor Christine Shipco. However, transferring any of Excel's joint venture interest in Christine Shipco to third parties would be subject to risks that could significantly impact the value of the joint venture, as the Christine Shipco Facility contains a provision that would allow the lender, DVB Bank SE, to foreclose on its collateral upon a change of control. To mitigate this risk, Excel determined that the best way to provide value to its general unsecured creditors was for it, or a new wholly-owned subsidiary to which Excel would transfer its interest in Christine Shipco, to issue the New Cash Flow Note to such creditors. Under the Plan, each holder of a general unsecured claim against Excel will receive a pro rata share of the New Cash Flow Note, which shall have a face value of $5 million and entitle the holders to receive principal and interest payments from future cash dividends distributed to Excel, or such subsidiary, as applicable, by Christine Shipco and from cash proceeds accruing to Excel, or such subsidiary, as applicable, upon the sale of all or part of its interests in Christine Shipco or Christine Shipco's assets.  The principal terms of the New Cash Flow Note are summarized in Exhibit A to the Plan.

Based on recently received appraisals from two independent shipping advisory firms, who conducted asset-level valuations of the M/V Christine, and the evaluation of current data from VesselsValue, an internationally-recognized provider of vessel sale and valuation information, the estimated market value of the M/V Christine on a charter-free basis based on the average of these indications of value is $34 million. The value of Christine Shipco's above-market charter, described immediately below, is estimated at approximately $9 million as of May 31, 2013. Under a time charter agreement dated December 28, 2006, as amended October 6, 2009, among Christine Shipco and an unaffiliated third-party charterer, the charterer agreed to pay Christine Shipco a gross charter rate floor of $25,000 per day, subject to a charter hire adjustment based on a Capesize vessel spot index, through an expiration date of November 1, 2015 at the earliest. Subsequent to November 1, 2015 Christine Shipco will attempt to re-charter M/V Christine. If M/V Christine cannot be re-chartered it will be operated at gross spot voyage rates which are projected to be $20,000 per day in 2016 and $21,000 per day in 2017. Based on the charter rate payments through an assumed expiration date of November 1, 2015 and projected spot voyage rates thereafter, Christine Shipco is projected to earn average annual time charter equivalent revenue of $7.7 million from 2014 to 2017. The Christine Shipco Facility and New Cash Flow Note will mature on October 27, 2016 and June 30, 2017, respectively. The Christine Shipco Facility has a balloon payment of approximately $20.0 million due on the maturity date of October 27, 2016, and based on the expected age of the M/V Christine of approximately 6.75 years, the Company expects that the loan will be refinanced in full, although the Company can give no assurances it will be able to refinance the Christine Shipco Facility on favorable terms or at all.

The vessel operating expenses of the M/V Christine consist of a mix of fixed and variable costs including crew costs, provisions, deck and engine stores, lubricating oil, insurance and maintenance and repairs. M/V Christine’s vessel operating expenses were approximately $4,800 per day during 2012, and the Company expects these expenses to increase to $5,000 per day in 2013 and by 2% per year thereafter. In addition, a fixed fee is incurred by Christine Shipco for technical management services provided for the M/V Christine by Maryville. Maryville provides technical supervision such as repairs, maintenance and inspections, safety and quality control, crewing and training, as well as provisioning for the M/V Christine. In 2012, the Christine Shipco’s total fee for technical management services was equal to $575 per day. Drydock expense is a fixed cost based on expected maintenance requirements corresponding to the age of the M/V Christine and is estimated to be $900,000 in 2015. According to industry regulations, vessels are placed into drydock approximately every 24-30 months. Any unexpected increase in these costs will affect the value of Christine Shipco. Christine Shipco's loan under the Christine Shipco Facility bears interest at LIBOR plus a margin of 3% and is repayable in quarterly installments of $0.8 million through December 2015 and thereafter at $0.6 million through September 2016. Christine Shipco is projected to generate average annual free cash flow of $1.8 million from 2014 to 2017, net of quarterly interest and loan installments but excluding the assumed refinanced balloon payment at maturity under the Christine Shipco Facility, in which Excel, or a wholly-owned subsidiary of Excel formed to hold Excel's interests in Christine Shipco, would have a 71.4% interest. As a result, the cash balance in Christine Shipco, prior to the distribution of any cash dividends to joint venture partners and assuming no cash utilized in the refinancing of the Christine Shipco Facility balloon payment, is projected to grow from $8.1 million at the beginning of 2014 to $14.5 million at June 30, 2017.

1
The projections regarding the future cash flows of Christine Shipco are subject to the same inherent limitations and are based on the same assumptions set forth in the Debtors' consolidated Financial Projections, attached hereto as Appendix F.  You should read such assumptions in connection with any discussion of Christine Shipco's future projections, along with the risk factors set forth below in Section V.E. – "Risks Related to Becoming a Holder of the New Cash Flow Note," and contained in Section V.G. – "Inherent uncertainty of Company's Financial Projections" which may also affect the future value of Christine Shipco and the recoveries of holders of the New Cash Flow Note.  The Debtors assume no duty to update such projections, whether as a result of new information, future events, or otherwise.

Excel's, or its wholly owned subsidiary's, 71.4% interest in the cash balance would be $5.8 million in 2014 and $10.4 million in June 30, 2017.

III.          THE ANTICIPATED CHAPTER 11 CASES

The Debtors intend to commence the chapter 11 cases as soon as practicable after the Voting Deadline.  From and after the Petition Date, the Debtors intend to continue operating their businesses and managing their properties as debtors in possession pursuant to sections 1107 and 1108 of the Bankruptcy Code.

The Debtors do not expect the chapter 11 cases to be protracted.  To ease their transition into chapter 11 and to expedite their emergence from chapter 11, the Debtors intend to seek from the Bankruptcy Court, among other things, the relief detailed below on the filing date of the chapter 11 cases the "Petition Date").  If granted, this relief will facilitate the administration of the chapter 11 cases.  There can be no assurance, however, that the Bankruptcy Court will grant the requested relief.  The Debtors may also seek various other forms of administrative and other relief in the early stages of the chapter 11 cases.

A.	Motions To Be Filed On The Petition Date

1.	Motion To Schedule Combined Hearing

The Debtors expect to seek an order (i) scheduling a combined Confirmation Hearing and hearing on the adequacy of this Disclosure Statement on the earliest date which is convenient for the Bankruptcy Court (the "Combined Hearing"); (ii) approving the objection deadline and procedures with respect to the Combined Hearing; and (iii) approving the proposed notice of the Combined Hearing.  At the Combined Hearing, the Debtors will seek approval of this Disclosure Statement and confirmation of the Plan pursuant to sections 1125, 1128, and 1129 of the Bankruptcy Code.  At that time, the Debtors also expect to request the Bankruptcy Court to approve the prepetition solicitation of votes on the Plan.

2.	Motion To Use Cash Collateral

The Debtors expect to seek authority to use their cash collateral and, if necessary, to obtain debtor in possession financing in order to continue their business operations.  The Debtors expect to seek authorization to use only such amounts of cash collateral necessary to continue to operate their businesses in the ordinary course.

3.	Motion To Continue Using Existing Cash Management Systems

Because the Debtors expect the chapter 11 cases to be pending for a short time, and because of the administrative hardship that any operating changes would impose, the Debtors expect to seek authority to continue using their existing cash management system, bank accounts, and business forms and to follow their internal investment and deposit guidelines.  Absent the Bankruptcy Court's authorization of the continued use of the cash management system, the Debtors' cash flow could be impeded to the detriment of the Debtors' estates and their creditors.  Further, the Debtors expect to seek authority to continue undertaking ordinary course intercompany transactions by and among themselves and their non-Debtor affiliates consistent with past practices of the Debtors and such non-Debtor affiliates.

4.	Motion To Pay Maritime Lien Claimants and Foreign Vendors

The Debtors plan to continue to operate their businesses in the ordinary course after the filing of the chapter 11 cases.  In order to avoid any disruption to their businesses and consistent with their past practices, the Debtors expect to seek authority to pay the trade claims of their maritime lien claimants and foreign vendors as they become due in the ordinary course of business.

5.	Motion To Maintain Insurance Policies and Pay Insurance Premiums

The Debtors expect to seek authority to maintain their insurance policies and pay insurance premiums in the ordinary course of the Debtors' businesses and consistent with their past practices.

6.	Motion To Pay Taxes

The Debtors expect to seek authority to pay prepetition sales taxes, use taxes, and foreign taxes, regardless of when incurred, to the appropriate taxing, licensing and other governmental authorities in the ordinary course of the Debtors' businesses and consistent with their past practices.

7.	Motion to Sell Odell and Minta

The Debtors will seek authority to sell the shares in Debtors Odell and Minta to a nominee (or nominees) of Credit Suisse, pursuant to the transaction described above.  See Section II.E.2(e) – "Negotiations with Credit Suisse and Proposed 363 Sale" for more details.

8.	Other "First Day" Motions

Upon the commencement of the chapter 11 cases, the Debtors also intend to seek court approval to provide for, among other things:

•	the filing of a consolidated list of creditors;

•	the extension of the deadlines to (a) file schedules and statements, and (b) to file financial reports pursuant to Bankruptcy Rule 2015.3; and ultimate waiver if the Plan is effectuated;

•	joint administration of the Debtors' chapter 11 cases;

•	retention of restructuring professionals and ordinary course professionals; and

•	confirmation of the protections of sections 362 and 365 of the Bankruptcy Code.

B.	Anticipated Timetable For The Chapter 11 Cases

Following the Petition Date, the Debtors expect the chapter 11 cases to proceed on the following estimated timetable.  There can be no assurance, however, that the Bankruptcy Court will permit the chapter 11 cases to proceed as expeditiously as anticipated.

The Debtors anticipate that the hearing to consider the adequacy of the Disclosure Statement and confirmation of the Plan will occur within 30 to 45 days after the Petition Date.  Assuming that the Plan is confirmed at that hearing, the Plan provides that the Effective Date (as defined in the Plan) will be the first business day on which all conditions to the Plan's effectiveness (as set forth in Article VIII of the Plan) have been satisfied or waived.  See Section IV.G.1 — "Summary Of The Plan Of Reorganization – Confirmation And Consummation Of The Plan – Condition To Entry of the Confirmation Order."  Based upon information currently available, the Debtors believe that the Effective Date could occur shortly after the Confirmation Date.  There can be no assurance, however, that this projected timetable can be achieved.

IV.          SUMMARY OF THE PLAN OF REORGANIZATION

The primary objectives of the Plan are to (i) restructure the Company's obligations under the Syndicate Credit Facility and provide value to holders of General Unsecured Claims and, (ii) settle, compromise, or otherwise dispose of certain Claims on terms that the Debtors believe to be fair and reasonable and in the best interests of their respective estates and stakeholders.  The statements contained in this Disclosure Statement include summaries of the provisions contained in the Plan and in the documents referred to therein.  The statements contained in this Disclosure Statement do not purport to be precise or complete statements of all the terms and provisions of the Plan or the documents referred to therein, and reference is made to the Plan and to such documents for the full and complete statements of such terms and provisions.  Capitalized terms not defined herein have the meaning ascribed to them in the Plan.

The Plan itself and the documents referred to therein control the actual treatment of Claims against and Interests in the Debtors under the Plan and will, upon the Effective Date, be binding upon all Holders of Claims against and Interests in the Debtors and their Estates, the Reorganized Debtors, and other parties in interest.  In the event of any conflict between this Disclosure Statement, on the one hand, and the Plan or any other operative document, on the other hand, the terms of the Plan and such other operative document are controlling.

A.	Overview Of Chapter 11

Chapter 11 is the principal business reorganization chapter of the Bankruptcy Code.  Under chapter 11 of the Bankruptcy Code, a debtor is authorized to reorganize or liquidate its business for the benefit of itself, its creditors, and its interest holders.  Another goal of chapter 11 is to promote equality of treatment for similarly situated creditors and similarly situated interest holders with respect to the distribution of a debtor's assets.  The consummation of a plan of reorganization or liquidation is the principal objective of a chapter 11 case.  The plan sets forth the means for satisfying claims against and interests in a debtor.  Confirmation of a plan by the Bankruptcy Court makes that plan binding upon the debtor and any creditor of or equity security holder in the debtor, whether or not such creditor or equity security holder (i) holds a claim or interest that is impaired under the plan; (ii) has voted to accept or reject the plan; or (iii) receives or retains any property under the plan.

B.	Classification And Treatment Of Claims And Interests

The Plan, though proposed jointly, constitutes separate plans proposed by each of the Debtors. Therefore, except as expressly in the Plan, the classifications set forth below will be deemed to apply separately with respect to each Plan proposed by the Debtors.  In accordance with section 1123(a)(1) of the Bankruptcy Code, Administrative Claims and Priority Tax Claims have not been classified, and the respective treatment of such Claims is set forth in Article II of the Plan.  A Claim or Interest is placed in a particular Class only to the extent that the Claim or Interest falls within the description of that Class and is classified in other Classes to the extent that any portion of the Claim or Interest falls within the description of such other Classes.  A Claim is also placed in a particular Class for the purpose of receiving distributions pursuant to the Plan only to the extent that such Claim is an Allowed Claim in that Class and such Claim has not been paid, released, or otherwise settled prior to the Effective Date.

1.	Treatment Of Unclassified Claims

(a)	Administrative Claims

An Administrative Claim means a claim arising under Bankruptcy Code section 507(a)(2) for costs and expenses of administration of the chapter 11 cases under Bankruptcy Code sections 503(b), 507(b), or 1114(e)(2), including: (a) any actual and necessary costs and expenses, incurred after the Petition Date, of preserving the estates and operating the businesses of the Debtors (such as wages, salaries and commissions for services and payments for inventory, leased equipment and premises) and claims of governmental units for taxes (including tax audit claims related to tax years commencing after the Petition Date, but excluding claims relating to tax periods, or portions thereof, ending on or before the Petition Date); and (b) all other claims entitled to administrative claim status pursuant to a final order of the Bankruptcy Court, but excluding Priority Tax Claims, Non-Tax Priority Claims and Professional Fee Claims.

On, or as soon as reasonably practicable after, the latest of (a) the Effective Date, (b) the date on which an Administrative Claim becomes an Allowed Administrative Claim, or (c) the date on which an Allowed Administrative Claim becomes payable under any agreement relating thereto, each Holder of such Allowed Administrative Claim will receive, in full and final satisfaction, settlement, release, and discharge of, and in exchange for, such Allowed Administrative Claim, Cash equal to the unpaid portion of such Allowed Administrative Claim.  Notwithstanding the foregoing, (y) any Allowed Administrative Claim based on a liability incurred by a Debtor in the ordinary course of business during the chapter 11 cases may be paid in the ordinary course of business in accordance with the terms and conditions of any agreement relating thereto and (z) any Allowed Administrative Claim may be paid on such other terms as may be agreed to between the Holder of such Claim and the Debtors or the Reorganized Debtors.

(b)	Priority Tax Claims

A Priority Tax Claim means a claim of a governmental unit of the kind specified in Bankruptcy Code sections 502(i) or 507(a)(8).

On, or as soon as reasonably practicable after, the later of (a) the Effective Date or (b) the date on which a Priority Tax Claim becomes an Allowed Priority Tax Claim, each Holder of an Allowed Priority Tax Claim will receive, in full and final satisfaction, settlement, release, and discharge of, and in exchange for, such Allowed Priority Tax Claim, in the sole discretion of the Debtors, (i) Cash equal to the unpaid portion of such Holder's Allowed Priority Tax Claim, (ii) treatment in any other manner such that such Holder's Allowed Priority Tax Claim will be paid in accordance with the provisions of section 1129(a)(9)(C) of the Bankruptcy Code, or (iii) such other treatment as to which the Debtors or the Reorganized Debtors and such Holder will have agreed upon in writing.

(c)	Professional Fee Claims

A Professional Fee Claim means an Administrative Claim of a Professional for compensation for services rendered or reimbursement of costs, expenses, or other charges incurred on or after the Petition Date and prior to and including the Effective Date.

Each Professional requesting compensation pursuant to sections 330, 331 or 503(b) of the Bankruptcy Code for services rendered in connection with the chapter 11 cases prior to the Effective Date will file with the Bankruptcy Court an application for allowance of final compensation and reimbursement of expenses in the chapter 11 cases on or before the 30th day following the Effective Date.  Without limiting the foregoing, the Reorganized Debtors may pay the charges incurred by the Reorganized Debtors on and after the Effective Date for any Professional's fees, disbursements, expenses or related support services, without application to or approval by the Bankruptcy Court.

In accordance with section 1123(a)(1) of the Bankruptcy Code, Administrative Claims, Priority Tax Claims and Professional Fees are not classified and are not entitled to vote on the Plan.

2.	Treatment of Classes

(a)	Class 1 - Non-Tax Priority Claims

(i)
Impairment and Voting.  Class 1 Claims in respect of all Debtors are Unimpaired.  Each Holder of an Allowed Non-Tax Priority Claim is not entitled to vote to accept or reject the Plan and will be conclusively deemed to have accepted the Plan.

(ii)
Distribution.  Unless the Holder of any such Claim and the Debtors agree to a different treatment, on the Effective Date, each Holder of an Allowed Non-Tax Priority Claim will have its Claim paid in full in cash.

(b)	Class 2 – Syndicate Credit Facility Claims

(i)
Impairment and Voting.  Class 2 Claims in respect of all Debtors are Impaired.  Pursuant to section 1126 of the Bankruptcy Code, each Holder of an Allowed Class 2 Syndicate Credit Facility Claim is entitled to vote to accept or reject the Plan.

(ii)
Distribution.  The Holders of the Syndicate Credit Facility Claims have made the election pursuant to section 1111(b) of the Bankruptcy Code. On the Effective Date, each Holder of an Allowed Syndicate Credit Facility Claim will receive, in full and final satisfaction, release, and discharge of, and in exchange for, such Syndicate Credit Facility Claim, its pro rata share of (a) the Amended and Restated Senior Secured Credit Facility; and (b) the right to receive 100% of the New Common Stock of Reorganized Excel, which Holders of the Syndicate Credit Facility Claims have agreed will be held by an entity designated by such Holders to hold such stock on their behalf.

(c)	Class 3 – Christine Shipco Facility Secured Guaranty Claim

(i)
Impairment and Voting. The Class 3 Claim is Unimpaired, and the Holder of the Allowed Class 3 Claim is conclusively deemed to have accepted the Plan pursuant to section 1126(f) of the Bankruptcy Code.  Therefore, the Holder of the Class 3 Claim is not entitled to vote to accept or reject the Plan.

(ii)	Distribution. The Holder of the Class 3 Claim will have such Claim Reinstated on the Effective Date.

(d)	Class 4 – Other Secured Claims

(i)
Impairment and Voting. Class 4 Claims in respect of all Debtors are Unimpaired, and the Holders of Allowed Class 4 Claims are conclusively deemed to have accepted the Plan pursuant to section 1126(f) of the Bankruptcy Code.  Therefore, the Holders of Class 4 Claims are not entitled to vote to accept or reject the Plan.

(ii)	Distribution. Holders of Class 4 Claims will have such Claims Reinstated on the Effective Date.

(e)	Class 5 – General Unsecured Claims

(i)
Impairment and Voting. Class 5 Claims in respect of Excel are Impaired. Pursuant to section 1126 of the Bankruptcy Code, each Holder of an Allowed Class 5 Claim is entitled to vote to accept or reject the Plan.

(ii)
Distribution. On the Effective Date, or as soon thereafter as is reasonably practicable, each Holder of an Allowed General Unsecured Claim will receive its pro rata share of the New Cash Flow Note to be issued by Excel, the principal terms of which are summarized in Exhibit A hereto.

(f)	Class 6 – Odell/Minta Facility Guaranty Claims

(i)
Impairment and Voting.  Class 6 Claims in respect of Excel are Impaired.  Pursuant to section 1126 of the Bankruptcy Code, each Holder of an Allowed Class 6 Claim is entitled to vote to accept or reject the Plan.

(ii)	Distribution. Holders of Class 6 Claims will be treated as provided for in Section 5.3 of the Plan.

(g)	Class 7 – Trade Claims

(i)
Impairment and Voting. Class 7 Claims in respect of all Debtors are Unimpaired, and the Holders of Allowed Class 7 Claims are conclusively deemed to have accepted the Plan pursuant to section 1126(f) of the Bankruptcy Code.  Therefore, the Holders of Class 7 Claims are not entitled to vote to accept or reject the Plan.

(ii)	Distribution. Holders of Class 7 Claims will have such Claims Reinstated on the Effective Date.

(h)	Class 8 – Litigation Claims

(i)
Impairment and Voting. Class 8 Claims in respect of all Debtors are Unimpaired, and the Holders of Allowed Class 8 Claims are conclusively deemed to have accepted the Plan pursuant to section 1126(f) of the Bankruptcy Code.  Therefore, the Holders of Class 8 Claims are not entitled to vote to accept or reject the Plan.

(ii)	Distribution. Holders of Class 8 Claims will have such Claims Reinstated on the Effective Date.

(i)	Class 9 – Section 510(b) Claims

(i)
Impairment and Voting. Class 9 Claims against Excel are Impaired, and the Holders of Allowed Class 9 Claims are conclusively deemed to have rejected the Plan pursuant to section 1126(g) of the Bankruptcy Code.  Therefore, the Holders of Class 9 Claims against Excel are not entitled to vote to accept or reject the Plan.

(ii)
Distribution. The Holders of Section 510(b) Claims will not receive nor retain any property under the Plan on account of such Section 510(b) Claims and the obligations of the Debtors and Reorganized Debtors on account of Section 510(b) Claims will be discharged.

(j)	Class 10 – Interests in Excel

(i)
Impairment and Voting. Class 10 Interests in Excel are Impaired, and the Holders of Allowed Class 10 Interests are conclusively deemed to have rejected the Plan pursuant to section 1126(g) of the Bankruptcy Code.  Therefore, the Holders of Class 10 Interests in Excel are not entitled to vote to accept or reject the Plan.

(ii)
Distribution. On the Effective Date, all Interests in Excel will be deemed to be automatically cancelled without further action by the Debtors or Reorganized Debtors and the obligations of the Debtors and Reorganized Debtors thereunder will be discharged. Holders of Interests in Excel will receive no property under the Plan on account of such Interests.

(k)	Class 11 – Interests in Debtors Other than Excel

(i)
Impairment and Voting. Class 11 Interests in respect of all Debtors other than Excel are Unimpaired, and the Holders of Allowed Class 11 Interests are conclusively deemed to have accepted the Plan pursuant to section 1126(f) of the Bankruptcy Code.  Therefore, the Holders of Class 11 Interests in Debtors Other than Excel are not entitled to vote to accept or reject the Plan.

(ii)	Distribution. Holders of Class 11 Claims will have such Claims Reinstated on the Effective Date.

3.     Intercompany Claims. On the Effective Date, all Intercompany Claims will, at the election of Excel, be either (a) Reinstated, (b) released, waived, and discharged, or (c) contributed to, or dividended to, the capital of the obligor.

4.           Special Provision Regarding Unimpaired Classes of Claims. Except as otherwise provided in the Plan, nothing will affect the Debtors' or the Reorganized Debtors' rights and defenses, both legal and equitable, with respect to any Claims in Unimpaired Classes, including, but not limited to, all rights with respect to legal and equitable defenses to setoffs against or recoupments of Claims in Unimpaired Classes.

C.	Acceptance Of The Plan

1.           Classes Entitled to Vote.  Classes 2, 5, and 6 are Impaired and entitled to vote to accept or reject the Plan.  Classes 1, 3, 4, 7, 8, and 11 are Unimpaired and, therefore, are not entitled to vote.  Classes 9 and 10 are deemed to have rejected the Plan and are not entitled to vote.

2.           Elimination of Classes.  To the extent applicable, any Class that does not contain any Allowed Claims or any Claims temporarily allowed for voting purposes under Bankruptcy Rule 3018, as of the date of the commencement of the Confirmation Hearing, will be deemed to have been deleted from the Plan for purposes of (a) voting to accept or reject the Plan and (b) determining whether it has accepted or rejected the Plan under section 1129(a)(8) of the Bankruptcy Code.

3.           Cramdown.  The Debtors request confirmation of the Plan, as it may be modified from time to time, under section 1129(b) of the Bankruptcy Code.

D.	Means For Implementation Of The Plan

1.           Continued Legal Existence.  Except as otherwise provided for in the Plan, each of the Debtors will continue to exist after the Effective Date as a separate legal entity, with all the powers of such an entity under applicable law in the jurisdiction in which each applicable Debtor is organized, incorporated or otherwise formed and pursuant to such Debtor's articles of organization or formation, operating agreement and other organizational documents in effect as of the Effective Date (provided that such organizational documents will be amended to prohibit the Reorganized Debtors from issuing non-voting equity securities to the extent necessary to comply with section 1123(a) of the Bankruptcy Code).

2.           Post-Confirmation Funding.  On the Effective Date Excel will receive: (i) $10 million which will be contributed to Excel by the Lenders' designee as holder of the New Common Stock, and (ii) the release to Excel of the Escrow Funds which has been placed in escrow by Ivory Shipping Inc. pursuant to the terms of the Escrow Agreement. On the Effective Date Ivory Shipping Inc. will release all of its claims to and waive all of its rights in respect of the Escrow Funds.

3.           Disposition of Odell International Ltd. and Minta Holdings S.A.  The assets securing the Odell/Minta Facility will be disposed of pursuant to the 363 Sale Motion.  Credit Suisse, as the holder of the Odell/Minta Facility Guarantee Claims, has agreed that its Claims under the Plan in Class 6 will be discharged pursuant to this process, and that Credit Suisse will receive no distribution under the Plan on account of its Class 6 Claims upon closing of this transaction.  To the extent that the Bankruptcy Court does not approve the transaction or the transaction does not close, Credit Suisse reserves all rights and remedies as to Class 6 Claims and all other matters related thereto.

4.           Section 1145 Exemption.  Pursuant to section 1145 of the Bankruptcy Code, the issuance and allocation of shares of the New Common Stock and the New Cash Flow Note pursuant to the Plan will be exempt from registration under the Securities Act, and any state or local law requiring registration for offer or sale of a security.

5.           Corporate Action.  Each of the matters provided for under the Plan involving the corporate structure of any Debtor or Reorganized Debtor or any corporate action to be taken by, or required of, any Debtor or Reorganized Debtor will be deemed to have occurred and be effective as provided in the Plan, and will be authorized, approved and, to the extent taken prior to the Effective Date, ratified in all respects without any requirement of further action by stockholders, members, creditors, directors, or managers of the Debtors or the Reorganized Debtors.

6.           Effectuating Documents; Further Transactions.   Each of the Debtors and Reorganized Debtors, and their respective officers and designees, is authorized to execute, deliver, file, or record such contracts, instruments, releases, indentures, and other agreements or documents, and take such actions, as may be necessary or appropriate to effectuate and further evidence the terms and conditions of the Plan, or to otherwise comply with applicable law.

7.           Preservation of Causes of Action.  In accordance with section 1123(b)(3) of the Bankruptcy Code, the Reorganized Debtors will retain and may (but are not required to) enforce all Retained Actions.  After the Effective Date, the Reorganized Debtors, in their sole and absolute discretion, will have the right to bring, settle, release, compromise, or enforce such Retained Actions (or decline to do any of the foregoing), without further approval of the Bankruptcy Court.  The failure of the Debtors to specifically list any claim, right of action, suit, proceeding, or other Retained Action in the Plan or the Disclosure Statement does not, and will not be deemed to, constitute a waiver or release by the Debtors or the Reorganized Debtors of such claim, right of action, suit, proceeding or other Retained Action, and, therefore, no preclusion doctrine, collateral estoppel, issue preclusion, claim preclusion, estoppel (judicial, equitable, or otherwise), or laches will apply to such claim, right of action, suit, proceeding, or other Retained Action upon or after the confirmation or consummation of the Plan.

8.           Exemption From Certain Transfer Taxes and Recording Fees.  Pursuant to section 1146(a) of the Bankruptcy Code, any transfers from a Debtor to a Reorganized Debtor or to any other Person or entity pursuant to the Plan, or any agreement regarding the transfer of title to or ownership of any of the Debtors' real or personal property, will not be subject to any document recording tax, stamp tax, conveyance fee, sales tax, intangibles or similar tax, mortgage tax, stamp act, real estate transfer tax, mortgage recording tax, Uniform Commercial Code filing or recording fee, or other similar tax or governmental assessment, and the Confirmation Order will direct the appropriate state or local governmental officials or agents to forego the collection of any such tax or governmental assessment and to accept for filing and recordation any of the foregoing instruments or other documents without the payment of any such tax or governmental assessment.

9.           Dissolution of Creditors' Committee .  If a Creditors' Committee is appointed, it will continue in existence until the Effective Date to exercise those powers and perform those duties specified in section 1103 of the Bankruptcy Code.  On the Effective Date, the Creditors' Committee, if appointed, will be dissolved and the Creditors' Committee's members will be deemed released of all their duties, responsibilities, and obligations in connection with the Chapter 11 Cases or the Plan and its implementation, and the retention or employment of the Creditors' Committee's attorneys, accountants, professionals, and other agents will terminate, except with respect to (i) all Professional Fee Claims and (ii) any appeals of the Confirmation Order.

10.         Cancellation of Existing Securities and Agreements.  Except as provided in the Plan or in the Confirmation Order, or for the purpose of evidencing a right to distribution hereunder or a contractual right to indemnification or reimbursement of the Administrative Agent, on the Effective Date, (i) all indentures, notes, stock, bonds, purchase rights, instruments, guarantees, certificates, warrants, options, puts, agreements (including registration rights agreements), and other documents evidencing or giving rise to Claims and Interests against and in the Debtors will be canceled, and the obligations of the Debtors thereunder or in any way related thereto will be fully released, terminated, extinguished and discharged, in each case without further notice to or order of the Bankruptcy Court, act or action under applicable law, regulation, order, or rule or any requirement of further action, vote, or other approval or authorization by any Person; provided, however, notwithstanding Confirmation or the occurrence of the Effective Date, any such indenture, guarantee or agreement that governs the rights of the Holder of a Claim will continue in effect solely for purposes of (a) allowing Holders of Syndicate Credit Facility Claims and General Unsecured Claims and Class 6 Claims (as applicable) to receive distributions under the Plan as provided in the Plan; provided further, however, that the preceding proviso will not affect the discharge of Claims or Interests pursuant to the Bankruptcy Code, the Confirmation Order or the Plan, or result in any expense or liability to the Reorganized Debtors, except to the extent set forth in or provided for under the Plan;  provided further, however, that the cancellation of indentures, notes, stock, bonds, purchase rights, instruments, guarantees, certificates, warrants, options, puts, agreements and other documents hereunder will not itself alter the obligations or rights among third parties (apart from the Debtors, the Reorganized Debtors, and the non-Debtor affiliates).

11.         Officers and Directors of Reorganized Excel.   On the Effective Date, each of the members of the existing board of directors of Excel will be deemed to have resigned in such capacity.  The Debtors' businesses will continue to be managed, as of the Effective Date, by existing management.  At least five business days prior to the deadline that the Bankruptcy Court sets for parties in interest to file objections to Confirmation, Excel will file a notice with the Court designating the new officers and members of the board of directors of Reorganized Excel who will be appointed automatically without any requirement of further action by stockholders, members, creditors, directors, or managers of the Debtors or Reorganized Excel.

12.         Officers and Directors of Reorganized Debtors other than Excel. All officers and directors of Subsidiary Debtors in office as of the Effective Date will continue in office after the Effective Date in accordance with the governing documents of the Subsidiary Debtors.

E.	Provisions Governing Distributions

1.           Allowed Claims and Interests.  Notwithstanding any provision in the Plan to the contrary, the Debtors or the Reorganized Debtors will make distributions only to Holders of Allowed Claims.  A Holder of a Disputed Claim will receive only a distribution on account thereof when and to the extent that such Holder's Disputed Claim becomes an Allowed Claim.

2.           Fractional Shares.  No fractional shares of New Common Stock will be issued or distributed under the Plan.  The actual distribution of shares of New Common Stock will be rounded to the next higher or lower whole number as follows:  (a) fractions less than one-half (½) will be rounded to the next lower whole number and (b) fractions equal to or greater than one-half (½) will be rounded to the next higher whole number.  No consideration will be provided in lieu of fractional shares that are rounded down.

3.           Withholding and Reporting Requirements.  In connection with the Plan and all distributions hereunder, the Reorganized Debtors will comply with all withholding and reporting requirements imposed by any federal, state, local, or foreign taxing authority, and all distributions hereunder will be subject to any such withholding and reporting requirements.  The Reorganized Debtors will be authorized to take any and all actions that may be necessary or appropriate to comply with such withholding and reporting requirements.

4.           Setoffs.  The Reorganized Debtors may, pursuant to applicable law, but will not be required to, set off against any Claim the payments or other distributions to be made pursuant to the Plan in respect of such Claim, claims of any nature whatsoever that the Debtors or the Reorganized Debtors may have against the Holder of such Claim; provided, however, that neither the failure to do so nor the allowance of any Claim hereunder will constitute a waiver or release by the Reorganized Debtors of any such Claim that the Debtors or the Reorganized Debtors may have against such Holder.

F.	Treatment Of Executory Contracts And Unexpired Leases

1.           Assumption of Executory Contracts and Unexpired Leases. On the Effective Date, all executory contracts and unexpired leases of the Debtors will be deemed assumed in accordance with the provisions and requirements of sections 365 and 1123 of the Bankruptcy Code, except those executory contracts or unexpired leases that have previously expired or terminated pursuant to their own terms.

2.            D&O Liability Insurance Policies and Indemnification Provisions.  Notwithstanding anything in the Plan to the contrary, as of the Effective Date, the D&O Liability Insurance Policies and Indemnification Provisions belonging or owed to directors, officers, and employees of the Debtors (or the Estates) who served or were employed at any time by the Debtors will be deemed to be, and will be treated as though they are, executory contracts and the Debtors will assume (and assign to the Reorganized Debtors if necessary to continue the D&O Liability Insurance Policies in full force) all of the D&O Liability Insurance Policies and Indemnification Provisions pursuant to section 365(a) of the Bankruptcy Code. Entry of the Confirmation Order will constitute the Bankruptcy Court's approval of the Debtors' foregoing assumption of each of the D&O Liability Insurance Policies and Indemnification Provisions. On or before the Effective Date, the Reorganized Debtors will obtain reasonably sufficient tail coverage (i.e., D&O insurance coverage that extends beyond the end of the policy period) under a directors and officers' liability insurance policy for the current and former directors, officers and managers for a period of six (6) years after the Effective Date.

3.            Adequate Assurance.  Entry of the Confirmation Order by the Bankruptcy Court will constitute findings by the Bankruptcy Court that (a) the Reorganized Debtors have properly provided for the cure of any defaults that might have existed, (b) each assumption is in the best interest of the Reorganized Debtors, their Estate, and all parties in interest in these Chapter 11 Cases and (c) the requirements for assumption of any executory contract or unexpired lease to be assumed had been satisfied.  Except as otherwise provided in the following sentence, all cure payments under any assumed contract will be made by the Reorganized Debtors on the Effective Date or as soon as practicable thereafter.

G.	Confirmation And Consummation Of The Plan

1.           Condition To Entry of the Confirmation Order.  The following are conditions precedent to Confirmation, each of which must be satisfied or waived by the Debtors and the Requisite Consenting Lenders in accordance with the terms hereof:

(a)           The Plan and all schedules, documents, supplements and exhibits relating to the Plan will have been filed in form and substance acceptable to the Debtors and each of the Requisite Consenting Lenders.

(b)           The proposed Confirmation Order will be in form and substance acceptable to the Debtors and each of the Requisite Consenting Lenders.

2.            Conditions To Effective Date. The following are conditions precedent to the occurrence of the Effective Date, each of which must be satisfied or waived by the Debtors and each of the Requisite Consenting Lenders in accordance with the terms hereof:

(a)           The Confirmation Order will be in full force and effect and not subject to any stay, and will provide, among other things, that the Reorganized Debtors' offer of the New Common Stock and New Cash Flow Note issued under the Plan is exempt from the registration requirements of the Securities Act pursuant to applicable securities law and the Reorganized Debtors' issuance of such New Common Stock and New Cash Flow Note under the Plan is exempt from the registration requirements of the Securities Act and similar state statutes pursuant to section 1145 of the Bankruptcy Code.

(b)           The Amended and Restated Senior Secured Credit Facility will have been executed and delivered, and all conditions precedent thereto will have been satisfied.

(c)           All authorizations, consents, and regulatory approvals required, if any, in connection with the consummation of the Plan will have been obtained.

(d)           The Secured Lenders, or their designee, will have received no less than $10 million from Ivory Shipping Inc. for contribution to Excel and such funds will be available for contribution.

(e)           Ivory Shipping Inc. and Excel will have delivered instructions to Seward & Kissel to release the Escrow Funds to Excel on the Effective Date, and such funds will be available for release by Seward & Kissel to Excel.

(f)           All other actions, documents, and agreements necessary to implement the Plan will have been effected or executed.

3.            Waiver Of Conditions. The Debtors and the Requisite Consenting Lenders may jointly waive, in whole or in part, the conditions to the occurrence of the Effective Date, without any notice to parties in interest or the Bankruptcy Court and without a hearing.  The waiver of a condition to the occurrence of the Effective Date will not be deemed a waiver of any other rights, and each such right will be deemed an ongoing right that may be asserted at any time.

H.	Effect Of Plan Confirmation

1.            Binding Effect.  The Plan will be binding upon and inure to the benefit of the Debtors, their Estates, all current and former Holders of Claims and Interests, and their respective successors and assigns, including, but not limited to, the Reorganized Debtors.

2.            Revesting of Assets.  Except as otherwise explicitly provided in the Plan, on the Effective Date, all property comprising the Estates will revest in the Reorganized Debtors, free and clear of all Claims, Liens, charges, encumbrances, rights, and Interests of creditors and equity security holders.  As of the Effective Date, the Reorganized Debtors may operate their businesses and use, acquire, and dispose of property and settle and compromise Claims or Interests without supervision of the Bankruptcy Court, free of any restrictions of the Bankruptcy Code or Bankruptcy Rules, other than those restrictions expressly imposed by the Plan or the Confirmation Order.

3.            Compromise and Settlement of Claims and Interests Pursuant to section 363 of the Bankruptcy Code and Bankruptcy Rule 9019 and in consideration for the distributions and other benefits provided pursuant to the Plan, the provisions of the Plan will constitute a good faith compromise of all Claims, Interests and controversies relating to the contractual, legal and subordination rights that a Holder of a Claim may have with respect to any Allowed Claim or Interest, or any distribution to be made on account of such Allowed Claim or Interest. The entry of the Confirmation Order will constitute the Bankruptcy Court's approval of the compromise or settlement of all such Claims, Interests and controversies, as well as a finding by the Bankruptcy Court that such compromise or settlement is in the best interests of the Debtors, their Estates and Holders of Claims and Interests and is fair, equitable and reasonable. In accordance with the provisions of the Plan, pursuant to section 363 of the Bankruptcy Code and Bankruptcy Rule 9019(a), without any further notice to or action, order or approval of the Bankruptcy Court, after the Effective Date, the Reorganized Debtors may compromise and settle Claims against them and Causes of Action against other Persons.

4.            Discharge of the Debtors.  Pursuant to section 1141(d) of the Bankruptcy Code, and except as otherwise specifically provided in the Plan, the distributions, rights and treatment that are provided in the Plan will be in full and final satisfaction, settlement, release and discharge, effective as of the Effective Date, of all Claims, Interests and Causes of Action of any nature whatsoever, including any interest accrued on Claims or Interests from and after the Petition Date, whether known or unknown, against, liabilities of, Liens on, obligations of, rights against and Interests in, the Debtors or any of their assets or properties, regardless of whether any property will have been distributed or retained pursuant to the Plan on account of such Claims and Interests, including demands, liabilities and Causes of Action that arose before the Effective Date, any contingent or non-contingent liability on account of representations or warranties issued on or before the Effective Date, and all debts of the kind specified in sections 502(g), 502(h) or 502(i) of the Bankruptcy Code, in each case whether or not: (i) a proof of Claim or Interest based upon such Claim, debt, right or Interest is filed or deemed filed pursuant to section 501 of the Bankruptcy Code; (ii) a Claim or Interest based upon such Claim, debt, right or Interest is Allowed or disallowed pursuant to section 502 of the Bankruptcy Code; or (iii) the Holder of such a Claim or Interest has accepted the Plan. Except as otherwise provided in the Plan, any default by the Debtors or their affiliates with respect to any Claim or Interest that existed before or on account of the filing of the Chapter 11 Cases will be deemed cured on the Effective

Date. The Confirmation Order will be a judicial determination of the discharge of all Claims and Interests subject to the Effective Date occurring, except as otherwise expressly provided in the Plan.

5.	Releases and Related Matters.

(a)	Releases by the Debtors.

Pursuant to section 1123(b) of the Bankruptcy Code and to the extent allowed by applicable law, and except as otherwise specifically provided in the Plan or the Plan Supplement, for good and valuable consideration, including the service of the Released Parties to facilitate the expeditious reorganization of the Debtors and the implementation of the restructuring contemplated by the Plan, on and after the Effective Date, the Released Parties are deemed released and discharged by the Debtors, the Reorganized Debtors, the Estates and non-Debtor affiliates from any and all Claims, Interests, obligations, rights, suits, damages, Causes of Action, remedies and liabilities whatsoever, including any derivative claims, asserted or assertable on behalf of the Debtors, whether known or unknown, foreseen or unforeseen, existing or hereinafter arising, in law, equity or otherwise, that the Debtors, the Reorganized Debtors, the Estates or the non-Debtor affiliates would have been legally entitled to assert in their own right (whether individually or collectively) or on behalf of the Holder of any Claim or Interest or other Person, based on or relating to, or in any manner arising from, in whole or in part, the Debtors, the Debtors' restructuring, the Chapter 11 Cases, the purchase, sale or rescission of the purchase or sale of any security of the Debtors or the Reorganized Debtors, the subject matter of, or the transactions or events giving rise to, any Claim or Interest that is treated in the Plan, the Plan Supplement, the business or contractual arrangements between any Debtor, Reorganized Debtor, Estate or non-Debtor affiliate and any Released Party, the restructuring of Claims and Interests before or during the Chapter 11 Cases, the negotiation, formulation or preparation of the Plan, the Disclosure Statement, the Plan Supplement, or related agreements, instruments or other documents, upon any other act or omission, transaction, agreement, event or other occurrence taking place on or before the Effective Date; provided, however that nothing in Section 9.5 of the Plan will be construed to release any party or entity from intentional fraud, willful misconduct, or criminal conduct, as determined by a Final Order.

(b)	Releases by the Holders of Claims and Interests.

Except as otherwise provided in the Plan or the Plan Supplement, as of the Effective Date, each Holder of a Claim or Interest will be deemed to have conclusively, absolutely, unconditionally, irrevocably and forever, released and discharged the Debtors, the Reorganized Debtors, the Estates, non-Debtor affiliates and the Released Parties from any and all Claims, Interests, obligations, rights, suits, damages, Causes of Action, remedies and liabilities whatsoever, including any derivative Claims, assertable on behalf of a Debtor, whether known or unknown, foreseen or unforeseen, existing or hereafter arising, in law, equity or otherwise, that such Person would have been legally entitled to assert (whether individually or collectively), based on or relating to, or in any manner arising from, in whole or in part, the Debtors, the Debtors' restructuring, the Chapter 11 Cases, the purchase, sale or rescission of the purchase or sale of any security of the Debtors or the Reorganized Debtors, the subject matter of, or the transactions or events giving rise to, any Claim or Interest that is treated in the Plan or the Plan Supplement, the business or contractual arrangements between any Debtor, Reorganized Debtor, Estate or non-Debtor affiliate and any Released Party, the restructuring of Claims and Interests before or during the Chapter 11 Cases, the negotiation, formulation or preparation of the Plan, the Disclosure Statement, the Plan Supplement, or related agreements, instruments or other documents, upon any other act or omission, transaction, agreement, event or other occurrence including or pertaining to the Debtors and taking place on or before the Effective Date, provided, however that nothing in Section 9.5 of the Plan will be construed to release any party or entity from intentional fraud, willful misconduct, or criminal conduct, as determined by a Final Order; provided further, however that Section 9.5 of the Plan will not release the Debtors, the Reorganized Debtors, the Estates, non-Debtor affiliates or the Released Parties from any Cause of Action held by a governmental entity existing as of the Effective Date based on (i) the Internal Revenue Code or other domestic state, city, or municipal tax code, (ii) the environmental laws of the United States or any domestic state, city, or municipality, (iii) any criminal laws of the United States or any domestic state, city, or municipality, (iv) the Securities and Exchange Act of 1934 (as now in effect or hereafter amended), the Securities Act, or other securities laws of the United States or any domestic state, city or municipality, (v) the Employee Retirement Income Security

Act of 1974, as amended, or (vi) the laws and regulations of the Bureau of Customs and Border Protection of the United States Department of Homeland Security.

6.           Exculpation and Limitation of Liability. Except as otherwise specifically provided in the Plan or Plan Supplement, no Exculpated Party will have or incur, and each Exculpated Party is hereby released and exculpated from, any Exculpated Claim, and in all respects such Persons will be entitled to reasonably rely upon the advice of counsel with respect to their duties and responsibilities pursuant to the Plan. The Debtors, the Reorganized Debtors, and the Released Parties have, and upon Confirmation of the Plan will be deemed to have, participated in good faith and in compliance with the applicable provisions of the Bankruptcy Code with regard to the solicitation and distribution of the Plan securities pursuant to the Plan, therefore, are not, and on account of such distributions will not be, liable at any time for the violation of any applicable law, rule or regulation governing the solicitation of acceptances or rejections of the Plan or such distributions made pursuant to the Plan.

7.           Injunction.

EXCEPT AS OTHERWISE EXPRESSLY PROVIDED IN THE PLAN, THE PLAN SUPPLEMENT OR RELATED DOCUMENTS, OR FOR OBLIGATIONS ISSUED PURSUANT TO THE PLAN, ALL PERSONS WHO HAVE HELD, HOLD OR MAY HOLD CLAIMS OR INTERESTS THAT HAVE BEEN RELEASED, DISCHARGED OR EXCULPATED PURSUANT TO THIS ARTICLE IX ARE PERMANENTLY ENJOINED, FROM AND AFTER THE EFFECTIVE DATE, FROM TAKING ANY OF THE FOLLOWING ACTIONS: (1) COMMENCING OR CONTINUING IN ANY MANNER ANY ACTION OR OTHER PROCEEDING OF ANY KIND ON ACCOUNT OF OR IN CONNECTION WITH OR WITH RESPECT TO ANY SUCH CLAIMS OR INTERESTS; (2) ENFORCING, ATTACHING, COLLECTING OR RECOVERING BY ANY MANNER OR MEANS ANY JUDGMENT, AWARD, DECREE OR ORDER AGAINST SUCH PERSONS ON ACCOUNT OF OR IN CONNECTION WITH OR WITH RESPECT TO ANY SUCH CLAIMS OR INTERESTS; (3) CREATING, PERFECTING OR ENFORCING ANY ENCUMBRANCE OF ANY KIND AGAINST SUCH PERSONS OR THE PROPERTY OR ESTATES OF SUCH PERSONS ON ACCOUNT OF OR IN CONNECTION WITH OR WITH RESPECT TO ANY SUCH CLAIMS OR INTERESTS; AND (4) COMMENCING OR CONTINUING IN ANY MANNER ANY ACTION OR OTHER PROCEEDING OF ANY KIND ON ACCOUNT OF OR IN CONNECTION WITH OR WITH RESPECT TO ANY SUCH CLAIMS OR INTERESTS RELEASED, SETTLED OR DISCHARGED PURSUANT TO THE PLAN.

THE RIGHTS AFFORDED IN THE PLAN AND THE TREATMENT OF ALL CLAIMS AND INTERESTS IN THE PLAN WILL BE IN EXCHANGE FOR AND IN COMPLETE SATISFACTION OF ALL CLAIMS AND INTERESTS OF ANY NATURE WHATSOEVER, INCLUDING ANY INTEREST ACCRUED ON CLAIMS FROM AND AFTER THE PETITION DATE, AGAINST THE DEBTORS OR ANY OF THEIR ASSETS, PROPERTY OR ESTATES. ON THE EFFECTIVE DATE, ALL SUCH CLAIMS AGAINST THE DEBTORS WILL BE FULLY RELEASED AND DISCHARGED, AND THE INTERESTS WILL BE CANCELLED.

EXCEPT AS OTHERWISE EXPRESSLY PROVIDED FOR IN THE PLAN OR IN OBLIGATIONS ISSUED PURSUANT HERETO FROM AND AFTER THE EFFECTIVE DATE, ALL CLAIMS AGAINST THE DEBTORS WILL BE FULLY RELEASED AND DISCHARGED, AND ALL INTERESTS WILL BE CANCELLED, AND THE DEBTORS' LIABILITY WITH RESPECT THERETO WILL BE EXTINGUISHED COMPLETELY, INCLUDING ANY LIABILITY OF THE KIND SPECIFIED UNDER SECTION 502(G) OF THE BANKRUPTCY CODE. ALL PERSONS WILL BE PRECLUDED FROM ASSERTING AGAINST THE DEBTORS, THE DEBTORS' ESTATES, THE REORGANIZED DEBTORS, EACH OF THEIR RESPECTIVE SUCCESSORS AND ASSIGNS, AND EACH OF THEIR ASSETS AND PROPERTIES, ANY OTHER CLAIMS OR INTERESTS BASED UPON ANY DOCUMENTS, INSTRUMENTS OR ANY ACT OR OMISSION, TRANSACTION OR OTHER ACTIVITY OF ANY KIND OR NATURE THAT OCCURRED BEFORE THE EFFECTIVE DATE.

8.           Term of Bankruptcy Injunction or Stays.  Unless otherwise provided in the Plan or in the Confirmation Order, all injunctions or stays provided for in the Chapter 11 Cases under sections 105 or 362 of the

Bankruptcy Code or otherwise, and extant on the Confirmation Date (excluding any injunctions or stays contained in the Plan or the Confirmation Order), will remain in full force and effect until the Effective Date.

I.	Retention Of Jurisdiction

1.            Retention of Jurisdiction. Pursuant to sections 105(c) and 1142 of the Bankruptcy Code and notwithstanding entry of the Confirmation Order and the occurrence of the Effective Date, the Bankruptcy Court will retain exclusive jurisdiction over all matters arising out of, and related to, the Chapter 11 Cases and the Plan to the fullest extent permitted by law, including, among other things, jurisdiction to:

(a)           resolve any matters related to the assumption, assumption and assignment, or rejection of any executory contract or unexpired lease with respect to which any Debtor or Reorganized Debtor may be liable, and to hear, determine, and, if necessary, liquidate any Claims arising therefrom;

(b)           decide or resolve any motions, adversary proceedings, contested or litigated matters, and any other matters, and grant or deny any applications, involving the Debtors that may be pending on the Effective Date;

(c)           enter such orders as may be necessary or appropriate to implement or consummate the provisions of the Plan and all contracts, instruments, releases, and other agreements or documents created in connection with the Plan, the Disclosure Statement, or the Confirmation Order;

(d)           resolve any cases, controversies, suits, or disputes that may arise in connection with the consummation, interpretation, or enforcement of the Plan or any contract, instrument, release, or other agreement or document that is executed or created pursuant to the Plan, or any entity's rights arising from, or obligations incurred in connection with, the Plan or such documents;

(e)           modify the Plan before or after the Effective Date pursuant to section 1127 of the Bankruptcy Code or modify the Confirmation Order, or any contract, instrument, release, or other agreement or document created in connection with the Plan or the Confirmation Order, or remedy any defect or omission, or reconcile any inconsistency, in any Bankruptcy Court order, the Plan, the Confirmation Order, or any contract, instrument, release, or other agreement or document created in connection with the Plan, or the Confirmation Order, in such manner as may be necessary or appropriate to consummate the Plan;

(f)           hear and determine all applications for compensation and reimbursement of expenses of Professionals under the Plan or under sections 330, 331, 503(b) and 1129(a)(4) of the Bankruptcy Code; provided, however, that from and after the Effective Date the payment of fees and expenses of the Reorganized Debtors, including professional fees, will be made in the ordinary course of business and will not be subject to the approval of the Bankruptcy Court;

(g)           issue injunctions, enter and implement other orders, or take such other actions as may be necessary or appropriate to restrain interference by any entity with consummation, implementation, or enforcement of the Plan or the Confirmation Order;

(h)          adjudicate controversies arising out of the administration of the Estates or the implementation of the Plan;

(i)           recover all assets of the Debtors and property of the Estates, wherever located;

(j)           enter and implement such orders as are necessary or appropriate if the Confirmation Order is for any reason, or in any respect, modified, stayed, reversed, revoked, or vacated, or distributions pursuant to the Plan are enjoined or stayed;

(k)           hear and resolve all matters concerning state, local, and federal taxes in accordance with sections 346, 505 and 1146 of the Bankruptcy Code;

(l)           determine any other matters that may arise in connection with, or relate to, the Plan, the Confirmation Order, or any contract, instrument, release, or other agreement or document created in connection with the Plan, or the Confirmation Order;

(m)          enforce all orders, judgments, injunctions, releases, exculpations, indemnifications, and rulings entered in connection with the Chapter 11 Cases;

(n)           hear and determine such other matters related hereto that are not inconsistent with the Bankruptcy Code or title 28 of the United States Code; and

(o)           enter an order closing the Chapter 11 Cases.

2.            Failure of Bankruptcy Court to Exercise Jurisdiction.  If the Bankruptcy Court abstains from exercising, or declines to exercise, jurisdiction or is otherwise without jurisdiction over any matter, including the matters set forth in Section 10.1 of the Plan, the provisions of Article X of the Plan will have no effect upon and will not control, prohibit, or limit the exercise of jurisdiction by any other court having jurisdiction with respect to such matter.

J.	Miscellaneous Provisions

1.            Payment Of Statutory Fees.  All fees payable pursuant to section 1930 of title 28 of the United States Code, as determined by the Bankruptcy Court at the Confirmation Hearing, will be paid on the Effective Date.

2.            Amendment Or Modification Of The Plan.  Subject to section 1127 of the Bankruptcy Code and, to the extent applicable, sections 1122, 1123, and 1125 of the Bankruptcy Code and subject further to the consent of the Requisite Consenting Lenders, the Debtors reserve the right to alter, amend, or modify the Plan at any time prior to or after the Confirmation Date, including, without limitation the right to withdraw the Plan as to any particular Debtor and seek to confirm and consummate the Plan with respect to the other Debtors.  A Holder of a Claim that has accepted the Plan will be deemed to have accepted the Plan, as altered, amended or modified, if the proposed alteration, amendment or modification does not materially and adversely change the treatment of the Claim of such Holder.

3.            Revocation, Withdrawal, or Non-Consummation.  The Debtors reserve the right to revoke or withdraw the Plan at any time prior to the Confirmation Date and to file other plans of reorganization.  If the Debtors revoke or withdraw the Plan, or if Confirmation or consummation of the Plan does not occur, then (i) the Plan will be null and void in all respects, (ii) any settlement or compromise embodied in the Plan (including the fixing or limiting to an amount any Claim or Class of Claims or any release contemplated hereby), assumption of executory contracts or leases effected by the Plan, and any document or agreement executed pursuant to the Plan will be deemed null and void, and (iii) nothing contained in the Plan, and no acts taken in preparation for consummation of the Plan, will (A) constitute or be deemed to constitute a waiver or release of any Claims by or against, or any Interests in, the Debtors or any other Person, (B) prejudice in any manner the rights of the Debtors or any Person in any further proceedings involving the Debtors, or (C) constitute an admission of any sort by the Debtors or any other Person.

4.            Governing Law.  Except to the extent that the Bankruptcy Code, the Bankruptcy Rules or other federal law is applicable, or to the extent that an exhibit or schedule to the Plan provides otherwise, the rights and obligations arising under the Plan will be governed by, and construed and enforced in accordance with, the laws of the State of New York without giving effect to the principles of conflicts of law of such jurisdiction; provided, however that corporate governance matters relating to the Debtors or the Reorganized Debtors, as applicable, not incorporated in New York will be governed by the laws of the jurisdiction in which the applicable Debtor or Reorganized Debtor is incorporated.

V.          RISK FACTORS TO BE CONSIDERED

The Plan involves a degree of risk and uncertainty.  You should carefully consider the risks and uncertainties described below as well as the other information set forth in this Disclosure Statement (and the documents delivered together herewith and incorporated by reference) before deciding whether to vote to accept or reject the Plan.  The Company has described the risks and uncertainties that it believes are material, but these risks and uncertainties may not be the only ones faced by the Company.  Additional risks and uncertainties that are not currently known to the Company, or that the Company currently deems immaterial,  may also have an adverse effect on the Company's business, financial condition, results of operations or future prospects.  If this occurs, the value of Reorganized Excel or the New Cash Flow Note may decline.

The order in which the risks are presented does not necessarily reflect the likelihood of their occurrence or the magnitude of their potential impact on the Company's business, financial condition, results of operations, or the value of Reorganized Excel or the New Cash Flow Note.

A.	Risks Related to Failure to Consummate the Plan of Reorganization

The Company believes that restructuring through the Plan is critical to its continuing viability.  If the Plan is not confirmed, the Company's creditors may seek to exercise certain remedies against it, or the Company may need to seek relief under the Bankruptcy Code without the benefit of a plan supported by its secured creditors.

The Company is in default under the Syndicate Credit Facility, and the secured lenders thereunder have the right to enforce share pledges against almost all of the Company and thereby take ownership of substantially all of the Company's assets.  The secured lenders under the Company's other secured facilities may also enforce their rights against the collateral securing those facilities.  The Company has also defaulted under the terms of the Convertible Notes and holders thereof may attempt to pursue the Company for payment.  Certain unsecured creditors with maritime claims or liens may attempt to enforce such claims by arrest of the Company's vessels in various jurisdictions, or may commence foreign insolvency proceedings against the Company.  Although the Company has negotiated the terms of a restructuring support agreement with the Steering Committee, such agreement will not be effective until such time as sufficient number and amount of senior secured lenders execute the agreement.  In addition, there can be no assurance that a sufficient number or amount of senior secured lenders or other creditors of the Company will agree and vote in favor of the Plan to comply with the Bankruptcy Code's requirements for confirmation of the Plan.

These factors may require the Company to seek relief under a traditional "free fall" chapter 11 filing.  The Company believes that doing so would be detrimental to its business and would adversely affect its relationships with customers, employees, lenders and other stakeholders.  For example,

•	customers may lose confidence in the Company and choose not to do business with the Company, leading to a decline in revenues and cash flow;

•
suppliers, including in particular bunker suppliers and other maritime service suppliers, may refuse to provide bunkers or services to the Company, rendering the Company unable to operate its fleet, or may require that bunkers or services be provided on less favorable credit terms, reducing the liquidity available to the Company;

•
employees of Maryville, who run the day-to-day operations of the Company's business, could be distracted from performance of their duties, or more easily attracted to other career opportunities, and it may be more difficult to replace key employees;

•	lenders may seek to terminate relationships with the Company, require financial assurances or enhanced returns, or refuse to provide credit on the terms contemplated by the Plan;

•	the Company could be forced to operate in bankruptcy for an extended period of time while it develops and seeks approval for a reorganization plan.

Failure to Consummate the Plan.

Section 1129 of the Bankruptcy Code sets forth the requirements for confirmation of a plan and requires, among other things, that the value of distributions to dissenting creditors and shareholders not be less than the value of distributions such creditors and shareholders would receive if the Company were liquidated under chapter 7 of the Bankruptcy Code.  Although the Company believes that the Plan will meet such tests, there can be no assurance that the Bankruptcy Court will reach the same conclusion. If the Plan is not confirmed and consummated, there can be no assurance that the chapter 11 cases will continue rather than be converted to chapter 7 liquidations.  The Bankruptcy Court, which sits as a court of equity, may exercise substantial discretion with respect to the affairs of the Company during the chapter 11 cases. Furthermore, although the Company believes that the Effective Date will occur shortly after the Confirmation Date, there can be no assurance as to such timing or that the Effective Date will occur.  The Company could experience material adverse changes in its liquidity as a result of any such delay.

B.	Risks Related to Confirmation

If the Bankruptcy Court determines that solicitation or the votes on the Plan did not comply with the requirements of the Bankruptcy Code, the Company may need to resolicit acceptances which would delay confirmation of the Plan.

Section 1126(b) of the Bankruptcy Code provides that the holder of a claim against, or interest in, a debtor who accepts or rejects a plan before the commencement of a chapter 11 case is deemed to have accepted or rejected such plan under the Bankruptcy Code so long as the solicitation of such acceptance was made in accordance with applicable nonbankruptcy law governing the adequacy of disclosure in connection with such solicitations, or, if such laws do not exist, such acceptance was solicited after disclosure of "adequate information", as defined in section 1125 of the Bankruptcy Code. In addition, Bankruptcy Rule 3018(b) provides that a holder of a claim or interest who has accepted or rejected a plan before the commencement of the case under the Bankruptcy Code will not be deemed to have accepted or rejected the plan if the court finds after notice and a hearing that the plan was not transmitted in accordance with reasonable solicitation procedures.

While the Company believes that the solicitation of votes to accept or reject the Plan of Reorganization is proper under applicable non-bankruptcy law, rules, and regulations, and contains adequate information as defined by section 1125(a) of the Bankruptcy Code, the Company cannot be certain that the solicitation of acceptances or rejections will be approved by the Bankruptcy Court. The Bankruptcy Court may decide that the solicitation failed to meet the requirements of section 1126(b) of the Bankruptcy Code. If the Bankruptcy Court determines that the solicitation did not comply with the requirements of section 1126(b) of the Bankruptcy Code,  the Company may seek to resolicit acceptances, and, in that event, confirmation of the Plan of Reorganization could be delayed and possibly jeopardized.

A Confirmation Order entered by the Bankruptcy Court may not be recognized as effective by a Liberian court.

Excel is incorporated pursuant to the laws of Liberia. Although the Company will make every effort to ensure that any Confirmation Order entered by the Bankruptcy Court and the steps taken pursuant to the Confirmation Order to implement the restructuring are recognized and are effective as a matter of Liberian law, it is possible that if a creditor or stakeholder were to challenge the restructuring and a Liberian court were required to adjudicate on the effectiveness of the restructuring, a Liberian court may refuse to recognize the effect of the Confirmation Order.

The cancellation of Interests in Debtor Excel and issuance of new stock pursuant to the Plan may not be recognized as effective by a Liberian court.

Excel is incorporated pursuant to and the rights attaching to its shares are governed by the laws of Liberia. While the Company considers that the cancellation and issuance of shares in Debtor Excel pursuant to the Confirmation order will be recognized as effective, it is possible that a Liberian court could refuse to recognize or enforce the rights of the holders of common stock in Reorganized Excel issued pursuant to the Plan.

C.	Potential Adverse Effects of Chapter 11

Although the Company will seek to make its stay in chapter 11 as brief as possible and to obtain relief from the Bankruptcy Court so as to minimize any potential disruption to its business operations, it is possible that the commencement of the chapter 11 cases could materially adversely affect the relationship among the Company and its customers, employees, contractors and vendors.

Moreover, because the Debtors' business operations implicate maritime law, various foreign creditors could assert maritime liens against the Debtors' assets.  The determination of what claim constitutes a maritime lien is determined by local law on a case by case basis.  Thus, various interested parties may attempt to seize assets located outside of the United States to the detriment of the Debtors, their estates and creditors, or take other actions in contravention of the automatic stay of section 362 of the Bankruptcy Code.  In addition, upon learning of the Debtors' bankruptcy, counterparties to leases and executory contracts, including charterparties,  may attempt to terminate those leases or contracts pursuant to ipso facto provisions in contravention of section 365 of the Bankruptcy Code.

D.	Risks Related to Becoming Holders of Reorganized Excel's Common Stock

The market price of Excel's Class A common stock historically has been volatile and the value of Reorganized Excel is likely to continue to be volatile.

The market price of Excel's Class A common stock has fluctuated widely since it began trading on the NYSE in September 2005.  The new common stock of Reorganized Excel will not be listed on the NYSE and is expected to be held through ownership interests in a Marshall Island limited liability company and therefore no trading market for its common stock is expected to develop.  The value of Reorganized Excel is likely to continue to be volatile as a result of many factors, including those discussed in "Other Risks Relating to The Company's Business and the Company's Ability to Satisfy its Debt Obligations after the Effective Date" below, as well as the Company's actual results of operations and perceived prospects, the prospects of its competition and of the shipping industry in general and in particular the dry bulk sector, differences between its actual financial and operating results and those expected by investors and analysts, changes in analysts' recommendations or projections, changes in general valuations for companies in the shipping industry (particularly the dry bulk sector), changes in general economic or market conditions, and broad market fluctuations.

U.S. securities laws may impose certain restrictions on the resale of Reorganized Excel's common stock.

Reorganized Excel's common stock is being distributed in reliance upon an exemption from registration under the Securities Act and applicable state securities laws. Thus, the common stock has not been registered under the Securities Act or any state securities laws.  The Company makes no representation regarding the right of any holder of Reorganized Excel's common stock to freely resell the common stock.  See Article VI – "Applicability of Federal and Other Securities Laws."

The Company does not intend to pay dividends on Reorganized Excel's common stock.

The Company does not intend to pay dividends on Reorganized Excel's common stock in the foreseeable future and the Company cannot assure holders of Reorganized Excel's common stock that it will ever pay dividends.  This may adversely affect the value of Reorganized Excel's common stock.

Because the Company is a foreign corporation, its shareholders may not have the same rights that shareholders in a U.S. corporation may have.

The Company is a Liberian corporation. The Company's articles of incorporation and bylaws and the Business Corporation Act of Liberia 1976, as amended (the "Liberian BCA"), govern its affairs. While the Liberian BCA resembles provisions of the corporation laws of a number of states in the United States, Liberian law does not as clearly establish shareholders' rights and the fiduciary responsibilities of its directors as do statutes and judicial precedent in some U.S. jurisdictions. However, while the Liberian courts generally follow U.S. court precedent, there have been few judicial cases in Liberia interpreting the Liberian BCA. Investors may have more difficulty in protecting their interests in the face of actions by the management, directors or controlling shareholders than would shareholders of a corporation incorporated in a U.S. jurisdiction that has developed a substantial body of case law.

It may be difficult to serve process on or enforce a U.S. judgment against the Company, its officers and the majority of its directors.

The Company is a Liberian corporation and nearly all of its executive officers and directors are located outside of the United States.  In addition, a substantial portion of the Company's assets and the assets of its directors and officers are located outside of the United States.  As a result, it may be difficult to serve legal process within the United States upon the Company or any of these persons.  It may also be difficult to enforce, both in and outside the United States, judgments obtained in U.S. courts against the Company or any of these persons in any action, including actions based upon the civil liability provisions of U.S. federal or state securities laws. Furthermore, there is substantial doubt that the courts of the Republic of Liberia or of the non-U.S. jurisdictions in which the Company's offices are located would enter judgments in original actions brought in those courts predicated on U.S. federal or state securities laws.

E.	Risks Related to Becoming a Holder of the New Cash Flow Note

Christine Shipco is subject to the same or substantially similar business, operational, legal and regulatory risks faced by the Company on account of its participation in the dry bulk shipping industry.

Christine Shipco is included in the definition of "the Company."  All risk factors below that describe the business, operational, taxation, legal and regulatory risks to which the Company is subject as a result of its participation in the dry bulk shipping industry apply equally to Christine Shipco.  These risk factors may affect Christine Shipco's business, results of operations and financial condition, and its ability to generate cash flow and distribute dividends to Excel or a new subsidiary created to hold Excel's interest in Christine and therefore the ability of the holders of the New Cash Flow Note to receive any recovery on account of such note.

While Excel or its wholly-owned subsidiary is the issuer of the New Cash Flow Note, the obligations to make principal and interest payments thereon will be limited to the proceeds received by the issuer on account of its interest in Christine Shipco or the sale of M/V Christine or the issuer's interest in Christine Shipco, in whole or in part.  Therefore, the issuer's obligation to make payments on the New Cash Flow Note is contingent on the issuer's receipt of cash dividends from Christine Shipco  based on free cash flow generated by Christine Shipco, in respect of its 71.4% interest in Christine Shipco, or proceeds from a sale of M/V Christine in the future or proceeds from the sale of all or part of such joint venture interest.  If the issuer does not receive cash dividends from Christine Shipco or proceeds from the sale of all or part of its interest in Christine Shipco, the issuer will have no obligation to make payments under the New Cash Flow Note.  The issuer's right to receive cash dividends or sale proceeds in connection with its 71.4% ownership in Christine Shipco is contingent on many different factors, including but not limited to the following:

•
Any cash dividends available for distribution will be net of Christine's fixed costs, which include its quarterly debt service obligations under the Christine Shipco Facility, a fee associated with the technical manager of the M/V Christine and dry dock costs, and operating costs, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, and maintenance and repairs.  Certain operating expenses are variable and subject to change and any unexpected increase will affect Christine Shipco's cash flow.  All fixed and variable costs must be paid before any dividends can be distributed to the issuer, and hence, before any cash quarterly interest payments or prepayments of principal may be made on the New Cash Flow Note.  Christine Shipco is also required under the terms of the Christine Shipco Facility to meet certain financial covenants, including minimum liquidity covenants, that restrict its ability to pay dividends. There can be no guarantee that Christine Shipco will generate sufficient free cash flow to pay dividends after satisfying its quarterly debt service obligations and other financial covenants in the Christine Shipco Facility.

•
Payment of the principal amount of the New Cash Flow Note at maturity is subject to the issuer's ability to generate sufficient proceeds from its interest in Christine Shipco, either from receipt of its pro rata portion of the net cash proceeds upon the sale of M/V Christine, or the sale of all or part of its joint venture interest.  There can be no guarantee that the sale of M/V Christine or the issuer's interest in Christine Shipco will generate sufficient cash proceeds to repay the New Cash Flow Note in full or at all.

•
Under the terms of the Limited Liability Company Agreement of Christine Shipco, dated as of March 30, 2007, the unanimous consent of Christine Shipco's board of directors is required to authorize the distribution of dividends or to sell M/V Christine.  The issuer will not control the board of directors, and hence, the power to authorize distribution of cash dividends or to generate cash proceeds through the sale of M/V Christine lies with third parties whose interests may be contrary to those of Holders of General Unsecured Claims, and who may refuse to authorize distribution of dividends or the sale of M/V Christine.

•
The terms of the Christine Shipco Facility restrict Christine Shipco's and issuer's ability to sell any of the assets pledged as collateral for the facility, including M/V Christine and the membership shares in Christine Shipco owned by the issuer. There can be no guarantee that the issuer will be permitted under the terms of the Christine Shipco Facility to sell its membership interest in Christine Shipco, or that Christine Shipco will be permitted to sell M/V Christine, and thereby generate funds to repay the New Cash Flow Note.

•
The Limited Liability Company Agreement of Christine Shipco contains "right of first offer" provisions, which places certain restrictions upon the issuer ability to sell all or part of its joint venture interest in Christine Shipco, and which may reduce the price at which the issuer is able to sell all or part of that interest.

•
Dry bulk vessel values are at near-historic lows, due to a combination of factors described more fully below.  See V.H. – "Other Risks Relating to the Company's Business and the Company's Ability to Satisfy its Debt Obligations after the Effective Date." Even if M/V Christine is sold, the market value of MV/Christine may be insufficient upon such sale to permit for recovery to the holders of the New Cash Flow Note.

•
Christine Shipco is party to an above-market time charter agreement.  As described more fully below, charterhire rates are at near-historic lows, and a drop in spot charter rates may incentivize the charterer of M/V Christine to default under the time charter agreement.   See V.H. – "Other Risks Relating to the Company's Business and the Company's Ability to Satisfy its Debt Obligations after the Effective Date." If Christine Shipco's charterer defaults or the charter reaches its contractual end, Christine Shipco may have to re-charter M/V Christine at a lower rate, may be forced to re-charter in the spot market, which is currently depressed, or may not be able to re-charter the vessel at all, which would affect Christine Shipco's results of operations and ability to pay dividends, and may cause it to default under the Christine Shipco Facility.

•
In the event of a default under the Christine Shipco Facility, DVB Bank SE, as lender under the facility, may exercise its right to seize its collateral, which includes a first priority pledge of the membership interests in Christine Shipco and a first priority mortgage over, and an assignment of insurances and earnings with respect to, M/V Christine.  If DVB Bank SE forecloses upon its collateral, there will be no proceeds with which to repay the New Cash Flow Note.

Therefore, the Company cannot assure Holders of General Unsecured Claims that any payments will be made in connection with the New Cash Flow Note, and cannot assure such Holders of any recovery on account of any interests in the New Cash Flow Note.  Holders of General Unsecured Claims should read Exhibit A to the Plan, which summarizes the principal terms of the New Cash Flow Note, for a more fulsome description of the note and their rights thereunder.

Inherent uncertainty of Company's Financial Projections with respect to Christine Shipco.

The forward looking information regarding the projected future cash flows of Christine Shipco and Excel's interest therein were prepared on the same basis as the projections attached hereto as Appendix F.  Please refer to the risk factor in Section V.G – "Inherent uncertainty of Company's Financial Projections" for a description of the inherent limitations of such projections.

The ability of Holders of General Unsecured Claims to transfer their interests in the New Cash Flow Note may be limited by the absence of an active trading market, and it may not be possible to sell interests in the New Cash Flow Note.

The New Cash Flow Note is a new issue of securities for which there is no established public market.  If an active trading market for the New Cash Flow Note does not develop, Holders of the New Cash Flow Note may have difficulty selling their interest therein at an attractive price, or at all. The value of the New Cash Flow Note may be adversely affected by changes in the overall market for this types of securities and by changes in Christine Shipco's financial performance or prospects or the financial performance or prospects of the Company and companies in the shipping industry generally.

U.S. securities laws may impose certain restrictions on the resale of  the New Cash Flow Note.

 The New Cash Flow Note is being distributed in reliance upon an exemption from registration under the Securities Act and applicable state securities laws. Thus, the New Cash Flow Note has not been registered under the Securities Act or any state securities laws.  The Company makes no representation regarding the right of any holder of interests in the New Cash Flow Note to freely resell such interest.  See Article VI – "Applicability of Federal and Other Securities Laws."

F.	Dependence on Key Management Personnel and Other Employees

The Company's success depends to a significant extent upon the abilities and efforts of its management team. The Company's ability to retain key members of its management team and to hire new members as may be necessary will contribute to that success. The loss of the services of any of these individuals for any significant period of time due to death, disability or termination of employment could adversely affect the Company's business prospects and financial condition. The Company is also dependent on qualified personnel in order to execute its day-to-day operations. The loss of the services of any of these individuals for any significant period of time or the Company's inability to attract and retain qualified personnel could have a material adverse effect on its capacity to manage its business. Difficulty in hiring and retaining replacement personnel could have a similar effect. The Company does not maintain "key man" life insurance on any of its officers.

G.	No Assurance of Ultimate Recoveries; Uncertainty of Financial Projections

No assurance of ultimate recoveries.

The value of the common stock in Reorganized Excel and the New Cash Flow Note cannot be determined with precision, and there can be no assurances of the actual recoveries to holders of Class 2 or Class 5 Claims. The Company cannot assure its claimholders that they will be able to resell any consideration received in respect of their claims at current values or at all.

Inherent uncertainty of Company's Financial Projections.

In connection with this Disclosure Statement and the Confirmation Hearing, the Company prepared Financial Projections, attached hereto as Appendix F, to demonstrate to the Bankruptcy Court the feasibility of the Plan and its ability to continue operations upon its emergence from the chapter 11 cases.  This information was prepared for the limited purpose of furnishing recipients of this Disclosure Statement with adequate information to make an informed judgment regarding acceptance of the Plan, and was not prepared for the purpose of providing the basis for an investment decision relating to the issuance of common stock in Reorganized Excel.  This information was not audited or reviewed by the Company's independent public accountants.  The Company does not intend to update or otherwise revise the Financial Projections, including any revisions to reflect events or circumstances existing or arising after the date of this Disclosure Statement or to reflect the occurrence of unanticipated events, even if any or all of the underlying assumptions do not come to fruition.  Furthermore, the Company does not intend to update or revise the Financial Projections to reflect changes in general economic or industry conditions.

At the time they were prepared, the projections reflected numerous assumptions concerning the Company's anticipated future performance and with respect to prevailing and anticipated market and economic conditions that were and remain beyond its control and that may not materialize.  Projections are inherently subject to substantial and numerous uncertainties and to a wide variety of significant business, economic and competitive risks, and the assumptions underlying the projections and/or valuation estimates may prove to be wrong in material respects.  Actual results may vary significantly from those contemplated by the projections that were prepared in connection with this Disclosure Statement and the Confirmation Hearing.  As a result, such projections are only an estimate and should not be relied upon as necessarily indicative of future, actual recoveries.

The business plan was developed by the Company with the help of its advisors.  There can be no assurances that the Company's business plan will not change, perhaps materially, as a result of decisions management and Reorganized Excel's Board of Directors make after fully evaluating the strategic direction of the Company and its business plan.  Any deviations from the Company's business plan would necessarily cause a deviation from the attached projections, and could result in materially different outcomes from those projected.

Lack of recent audited financial statements.

Attached to this Disclosure Statement as Appendix G are the Company's audited financial statements for the fiscal year ended December 31, 2011.  This is the last period for which audited financial information is available.  While attached to this Disclosure Statement as Appendix H are the Company's unaudited financial statements, as of and for the year ended December 31, 2012 as of the date hereof, the Company has not prepared audited financial statements for any fiscal year subsequent to December 31, 2011.  The Company believes the unaudited financial statements prepared for fiscal year 2012 are consistent with its audited financials and all adjustments that would be made were such financial statements subjected to an audit in accordance with the standards of the Public Company Accounting Oversight Board.  However, the Company cannot assure you that any changes made to the financial statements for fiscal year 2012 pursuant to an audit would not have been material to you in your decision whether to vote to accept or reject the Plan.

H.	Other Risks Relating to the Company's Business and the Company's Ability to Satisfy its Debt Obligations after the Effective Date

After the Effective Date, the Company will require a significant amount of cash to service its indebtedness.  The Company's ability to generate cash depends on many factors beyond its control, and the Company may default on its obligations to pay any of its indebtedness, violate financial covenants in its loan agreements, and may be subject to restrictions on the payment of its other debt obligations or cause a cross-default or cross-acceleration.

The Company's ability to make scheduled payments on, and to refinance, its indebtedness, will depend on its ability to generate cash from operations in the future. This, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond the Company's control.  Low dry bulk charter rates and dry bulk vessels have negatively impacted the Company's cash flow in the past, and the Company cannot provide assurance that its business will generate sufficient cash flow from operations in an amount sufficient to enable the Company to pay its indebtedness, fund its other liquidity needs and comply with financial covenant. In the event of such default:

•
lenders could require the Company to restructure its debt, post additional collateral, enhance its equity and liquidity, increase its interest payments or pay down its indebtedness to a level where it is in compliance with its loan covenants or sell vessels from its fleet;

•
the lenders or holders of such indebtedness could elect to declare all the funds borrowed thereunder to be due and payable and, if not paid on demand, institute foreclosure proceedings against the Company's assets securing such indebtedness; and

•
even if those lenders or holders do not declare a default, they may be able to cause all of the Company's available cash to be used to repay the indebtedness owed to them or restrict the Company's access to its cash.

Subject to limited exceptions, the Amended and Restated Senior Secured Credit Agreement will generally restrict the Company's ability to incur additional indebtedness or undertake financing activities or other similar actions that would generate cash, absent prior consent from the requisite lenders, and will require that the proceeds thereof be applied to prepay outstanding obligations under the Amended and Restated Senior Secured Credit Agreement.  The Company's other debt agreements impose similar restrictions.  The Company cannot offer assurances that requisite consents to undertake such actions could, if necessary, be effected on commercially reasonable terms, or at all.  The Company's cash flow and capital resources may be insufficient for payment of interest on and principal of its debt in the future, and any such alternative measures may be unsuccessful or may not permit it to meet scheduled debt service obligations, which could cause the Company to default on obligations and could impair its liquidity and its ability to continue to operate its business as described herein and in the documents incorporated by reference.

Further, as a result of cross-default provisions contained in the Company's loan agreements, any default could lead to additional defaults under its other loan agreements and the consequent acceleration of the indebtedness thereunder, the commencement of foreclosure proceedings by other lenders and/or exercise of other remedies by such lenders. This could adversely affect the Company's ability to continue its business and force it into bankruptcy or liquidation.

The Company may also be required to reclassify all of its indebtedness as current liabilities, which would be significantly in excess of its cash and other current assets, and accordingly would adversely affect the Company's ability to continue as a going concern by limiting the Company's ability to continue to conduct its operations, finance its future operations, pursue business opportunities, or make payments on its debt obligations.

The agreements and instruments governing the Company's debt contain, and the Amended and Restated Senior Secured Credit Agreement will contain, restrictive covenants which may limit the Company's liquidity and corporate activities.

The Company's loan agreements impose, and the Amended and Restated Senior Secured Credit Agreement will impose, significant operating and financial restrictions on it. These restrictions may limit the Company's ability to:

•	incur additional indebtedness or provide guaranties;

•	create liens on its assets;

•	enter into time charters for more than 12 months (including optional renewals) or enter into bareboat charters;

•	sell capital stock of its subsidiaries;

•	make investments;

•	undergo a change in ownership or control, or permit a change in ownership and control of Maryville (in its capacity as the Company's manager);

•	engage in mergers or acquisitions;

•	pay dividends or redeem capital stock;

•	make capital expenditures;

•	enter into transactions with affiliates;

•	change the flag, class or the management of its vessels or terminate or materially amend the management agreement relating to each vessel; and

•	sell its vessels or other assets.

The Company may need to seek permission from its lenders in order to engage in certain corporate actions.  The interests of the Company's lenders may be different from its own and the Company cannot guarantee that it will be able to obtain the permission of the Company's lenders when needed.  Subject to limited exceptions, the Amended and Restated Senior Secured Credit Agreement restricts the ability of the Company and its subsidiaries to raise new funds or financing for future operations or business opportunities without the consent of the requisite lenders.  Such restrictions may have an adverse effect on its liquidity, operations and financial performance.

The market fundamentals of the dry bulk market historically have been volatile and have deteriorated significantly since the market high in May 2008, which has adversely affected and may continue to adversely affect the Company's results of operations and financial condition.

The Company is an independent shipping company that operates in the dry bulk shipping markets.  One of the factors that impacts the Company's profitability is the freight rates it is able to charge.  The dry bulk shipping industry is cyclical with attendant volatility in charter hire rates and profitability.  The degree of charter hire rate volatility among different types of dry bulk vessels has varied widely, and charter hire rates for dry bulk vessels are at near historically low levels.  Because the Company charters some of its vessels pursuant to voyage charters or short-term time charters, it is exposed to changes in spot market and short-term charter rates for dry bulk carriers and such changes may affect the Company's earnings and the value of its dry bulk carriers at any given time.

This volatility is reflected by the movement of the BDI from May 2008 to the present day.  The BDI declined from a high of 11,793 in May 2008 to a low of 663 in December 2008, which represents a decline of approximately 94%. Over the comparable period of May through December 2008, the high and low of the Baltic Panamax Index and the Baltic Capesize Index (which measure the price of moving materials by Panamax and Capesize vessels, respectively)  represent a decline of approximately 96% and 99%, respectively. During 2009, the BDI increased from a low of 772 in January to a high of 4,661 in November of 2009. In 2010, the BDI increased from a low of 2,848 in January 2010 to a high of 4,209 in May 2010 and subsequently decreased to a low of 1,700 in July 2010. During 2011, the BDI remained volatile, ranging from a low of 1,043 on February 4, 2011 to a high of 2,173 on October 14, 2011. As of December 23, 2011, the BDI was 1,738. On February 3, 2012, the BDI dropped to a 26-year low of 647, owing to a combination of both weak vessel demand and further increases in supply, and the average BDI for 2012 was 920 – 41% lower than the average index of 1,549 in 2011.

The market fundamentals of the dry bulk market deteriorated significantly in 2012, as the average BDI of 920 for the year was about 41% lower than the average index of 1,549 in 2011.  On May 31, 2013 the BDI closed at 809. Despite a relatively healthy demand growth, primarily due to increased imports in China, the record high deliveries of newly built dry bulk vessels have pushed the charter rates substantially lower. More specifically, while the seaborne trade for dry bulk commodities grew by approximately 7% in 2012, with large part of this growth being attributed to iron ore and coal trade which increased by 5% and 12%, respectively, the growth of the dry bulk fleet in 2012 was about 10% or approximately 64 million deadweight tons, as the large number of new deliveries of approximately 99 million deadweight tons was only partly counterbalanced by the demolition of approximately 34 million deadweight tons. The decline and volatility in charter rates in the dry bulk market and increased supply affected the value of dry bulk vessels and negatively affected the Company's cash flows and liquidity. The Company can offer no assurance that the dry bulk market will improve, and if the weak dry bulk market persists, it will continue to negatively affect the Company's results of operations and financial condition.

Charter hire rates for dry bulk vessels are volatile and are driven by a number of factors which are outside the control of the Company.

Fluctuations in charter rates result from changes in the supply and demand for vessel capacity and changes in the supply and demand for the major commodities carried by sea internationally. Because the factors affecting the supply and demand for vessels are outside of the Company's control and are unpredictable, the nature, timing, direction and degree of changes in industry conditions are also unpredictable.

Factors that influence demand for vessel capacity include:
•	supply and demand for energy resources, commodities, semi-finished and finished consumer and industrial products;

•	changes in the exploration or production of energy resources, commodities, semi-finished and finished consumer and industrial products;

•	the location of regional and global exploration, production and manufacturing facilities;

•	the location of consuming regions for energy resources, commodities, semi-finished and finished consumer and industrial products;

•	the globalization of production and manufacturing;

•	global and regional economic and political conditions, including armed conflicts and terrorist activities; embargoes and strikes;

•	natural disasters and other disruptions in international trade;

•	developments in international trade;

•	changes in seaborne and other transportation patterns, including the distance cargo is transported by sea;

•	environmental and other regulatory developments;

•	currency exchange rates; and

•	weather.

Factors that influence the supply of vessel capacity include:

•	the number of newbuilding deliveries;

•	the scrapping rate of older vessels;

•	vessel casualties;

•	the level of port congestion;

•	changes in environmental and other regulations that may limit the useful life of vessels;

•	the number of vessels that are out of service, namely those that are laid-up, drydocked, awaiting repairs or otherwise not available for hire; and

•	changes in global dry bulk commodity production.

Other factors that affect the rate of newbuilding, scrapping and laying-up include newbuilding prices, secondhand vessel values in relation to scrap prices, cost of bunkers and other operating costs, costs associated with classification society surveys, normal maintenance and insurance coverage, the efficiency and age profile of the existing dry bulk fleet in the market, and government and industry regulation of maritime transportation practices, particularly environmental protection laws and regulations. The Company may not be able to correctly assess the nature, timing and degree of changes in industry conditions which may have an adverse effect on its results of operations and financial condition.

An oversupply of dry bulk carrier capacity may lead to further reductions in charterhire rates and profitability.

The market supply of dry bulk carriers has been increasing. The number of dry bulk vessels on order as of January 2012 was approximately 36% for Panamax class vessels and 29% for Capesize class vessels of the then-existing global dry bulk fleet in terms of deadweight tons, with the majority of new deliveries expected mainly during 2012. In 2012, dry bulk carriers of a cumulative 99 million deadweight tons entered service, representing a year-on-year increase in deadweight of approximately 10%.  Recent estimates indicate that new deliveries in 2013 will add at least 10% of additional capacity to each ship class, and 22% of additional capacity to the Panamax vessel class.

An oversupply of dry bulk carrier capacity could exacerbate the recent decrease in charter rates or prolong the current period of low charter rates.  A material increase in the net supply of dry bulk vessel capacity without corresponding growth in dry bulk vessel demand could have a material adverse effect on the Company's fleet utilization and its charter rates generally, and could materially adversely affect the Company's business, financial condition and results of operations.

When the Company's charters end, it may not be able to replace them promptly or with profitable ones and, in addition, any such new charters are potentially subject to further decline in charter rates and other market deterioration, which could adversely affect the Company's results of operations.

When the Company's time charters expire, the Company will generally attempt to re-charter its vessels at favorable rates with reputable charterers, but there can be no guarantee that it will succeed. The charterers under these charters have no obligation to renew or extend the charters. If the Company cannot enter into time period charters on acceptable terms, it may have to secure charters in the spot market, where charters rates are more volatile and revenues are, therefore, less predictable.  If the current low charter rate environment persists, or a further reduction occurs, upon the expiration or termination of the Company's vessels' current charters, the Company may only be able to re-charter its vessels at reduced or unprofitable rates or it may not be able to charter these vessels at all.

Failure to obtain replacement charters will reduce or eliminate the Company's revenue and its ability to service its debt. In addition, the Company may have to reposition its vessels without cargo or compensation to deliver them to future charterers or to move vessels to areas where it believes that future employment may be more likely or advantageous. Repositioning the Company's vessels would increase its vessel operating costs which could have an adverse effect on the Company's results of operations and financial condition.

A drop in spot charter rates may provide an incentive for some charterers to renegotiate or default on their time charters, which could reduce the Company's revenues and have a material adverse effect on its business, financial condition and results of operations.

When the Company enters into a time charter, charter rates under that time charter are fixed for the term of the charter. The ability of each of the Company's charterers to perform its obligations under the charter depends on a number of factors that are beyond its control and may include, among other things, general economic conditions, the condition of the maritime and offshore industries, the overall financial condition of the charterer, charter rates received for specific types of vessels and various expenses. In addition, if the spot charter rates in the dry bulk shipping industry become significantly lower than the time charter rates that some of the Company's charterers are obligated to pay the Company under its existing time charters, the charterers may have incentives to default under that time charter or attempt to renegotiate the time charter. If the Company's charterers default on their charters, the Company will seek the remedies available to it, which may include arbitration or litigation to enforce the contracts, although such efforts may not be successful. If its charterers fail to pay their obligations, the Company would have to attempt to re-charter its vessels at lower charter rates, which would affect the Company's results of operations.

The Company's operating results are subject to seasonal fluctuations, which could affect its operating results and ability to service its debt.

The Company operates its vessels in markets that have historically exhibited seasonal variations in demand and, as a result, in charterhire rates. To the extent the Company operates vessels in the spot market this seasonality may result in quarter-to-quarter volatility in its operating results. The dry bulk sector is typically stronger in the fall and winter months in anticipation of increased consumption of coal and other raw materials in the northern hemisphere. In addition, unpredictable weather patterns in these months tend to disrupt vessel scheduling and supplies of certain commodities. As a result, the Company's revenues from its dry bulk carriers may be weaker during the fiscal quarters ending June 30 and September 30, and, conversely, the Company's revenues from its dry bulk carriers may be stronger in fiscal quarters ending December 31 and March 31. While this seasonality will not affect the Company's operating results as long as its fleet is employed on period time charters, to the extent its vessels are employed in the spot market, it could materially affect the Company's operating results.

The market values of the Company's vessels have declined and may further decrease. This could lead the Company to incur losses when it sells vessels or it may be required to write down their carrying value, which may adversely affect the Company's earnings, or cause it to default under its loan agreements.

The fair market values of the Company's vessels have generally experienced high volatility and have declined to near-historic lows in recent years. The market values of the Company's vessels may continue to  fluctuate depending on a number of factors, including:

•	general economic and market conditions affecting the shipping industry;

•	the prevailing rate of charter hire;

•	competition from other shipping companies and other modes of transportation;

•	the types, sizes and ages of its vessels;

•	the supply and demand for vessels;

•	applicable governmental regulations;

•	technological advances; and

•	the cost of newbuildings.

The Company evaluates the carrying amounts of its vessels to determine if events have occurred that would require an impairment of their carrying amounts. The recoverable amount of vessels is reviewed based on events and changes in circumstances that would indicate that the carrying amount of the assets might not be recovered. The review for potential impairment indicators and projection of future cash flows related to the vessels is complex and requires the Company to make various estimates on the basis of various assumptions, including future freight rates and earnings from the vessels which have been historically volatile.

When the Company's estimate of undiscounted future cash flows for any vessel is lower than the vessel's carrying value, the carrying value is written down, by recording a charge to operations, to the vessel's fair market value if the fair market value is lower than the vessel's carrying value. The carrying values of the Company's vessels may not represent their fair market value in the future because the new market prices of secondhand vessels tend to fluctuate with changes in charter rates and the cost of newbuildings.  Any impairment charges incurred as a result of declines in charter rates could have a material adverse effect on the Company's business, results of operations, cash flows and financial condition.  If for any reason the Company sells its vessels at a time when prices have fallen, the sale price may be less than the vessels' carrying amount on its financial statements, and the Company would incur a loss and a reduction in earnings.

Further, when the market value of a vessel declines, it reduces the Company's ability to comply with its outstanding debt or obtain future financing. The Company's lending facilities, including the Amended and Restated Senior Secured Credit Agreement, are secured by mortgages on its vessels and require it to comply with minimum security vessel values and satisfy certain financial and other covenants, including those that are affected by the market value of the Company's vessels.   Further declines in the market and vessel values could cause the Company to breach financial covenants relating to the maintenance of minimum security vessel values contained in its lending facilities.

Continued disruption in world financial markets and the resulting governmental action in Europe, the United States and in other parts of the world could have a material adverse impact on the Company's ability to obtain financing, its results of operations, financial condition and cash flows and could cause the market price of its common stock to decline.

In the current global economy, operating businesses have faced and continue to face tightening credit, weakening demand for goods and services, and weak international liquidity conditions. Lower demand for dry bulk cargoes, as well as diminished trade credit available for the delivery of such cargoes, have led to decreased demand for dry bulk carriers, creating downward pressure on charter rates and vessel values.  Negative economic conditions have had a number of adverse consequences for dry bulk and other shipping sectors, including, among other things:

•	an absence of available financing for vessels;

•	a further decrease in the market value of vessels and no active secondhand market for the sale of vessels;

•	low charter rates; and

•	declaration of bankruptcy by some charterers, operators and ship owners.

The occurrence of one or more of these events could have a material adverse effect on the Company's business, results of operations, cash flows and financial condition.

The Company faces liquidity risks which may be exacerbated by changing market conditions.

The Company's activities are subject to liquidity risk, that is, the risk that it will be unable to meet its payment obligations, including loan commitments, when due. In light of this, the availability of the liquidity needed to carry out the various activities in which the Company is engaged and the ability to access long-term financing are essential for the Company to be able to meet its anticipated and unforeseen cash payment obligations, so as not to impair its day-to-day operations or financial position. Instability in global financial markets, the after-effect in part of the global financial market crisis, may impact liquidity.

A number of financial institutions experienced serious financial difficulties in recent years, and an increasing number of financial institutions will likely continue to experience serious financial difficulties as a result of a deterioration in the stability, or perceived stability, of the respective countries in which these institutions are based or operate.  This instability is due to the European sovereign debt crisis, which began in May 2010 in the wake of Greece's public finance problems and spread rapidly to the countries of the Euro area exhibiting greatest weakness.

Although the Company has no exposure to sovereign debt of governments and other public bodies of countries in or outside the Eurozone, it faces risks attendant to changes in economic environments, changes in interest rates and instability in certain securities markets, among other factors.  Major market disruptions and adverse changes in market conditions and the regulatory climate in Europe, the United States and worldwide may adversely affect the Company's business or impair its ability to borrow amounts under any future financial arrangements. There is a possibility that the Company's ability to access the liquidity it needs may be affected by further increases in the cost of borrowing, a reduction in the availability of financing, an increase in the cost of other forms of fundraising and/or an inability to sell its assets or to liquidate its investments, which would, in turn, have an impact on the Company's activities, with major negative effects on its operating results and capital and financial position.

An economic slowdown in the Asia Pacific region could exacerbate the effect of recent slowdowns in the economies of the United States and Europe and may have a material adverse effect on the Company's business, financial condition and results of operations.

Negative changes in economic conditions in any Asia Pacific country, particularly in China, may exacerbate the effect of the significant recent slowdowns in the economies of the United States and Europe and may have a material adverse effect on the Company's business, financial condition and results of operations, as well as its future prospects. Before the global economic financial crisis began in 2008, China had one of the world's fastest growing economies in terms of gross domestic product, or GDP, which had a significant impact on shipping demand. In 2012, the growth rate of China's GDP decreased to approximately 7.4%, as compared to approximately 9.2% for the year ended December 31, 2011 and 10.4% for the year ended December 31, 2010. China has recently imposed measures to restrain lending, which may further contribute to a slowdown in its economic growth. It is possible that China and other countries in the Asia Pacific region will continue to experience slowed or even negative economic growth in the near future. Moreover, the limited recovery of the economies of the United States, Europe and other Asian countries may further adversely affect economic growth in China and elsewhere.  The Company's business, financial condition and results of operations as well as its future prospects, will likely be materially and adversely affected by an economic downturn in any of these countries.

Changes in the economic and political environment in China and policies adopted by the Chinese government to regulate its economy may have a material adverse effect on the Company's business, financial condition and results of operations.

The Chinese economy differs from the economies of most countries belonging to the Organization for Economic Cooperation and Development, in such respects as structure, government involvement, level of development, growth rate, capital reinvestment, allocation of resources, rate of inflation and balance of payments position. Prior to 1978, the Chinese economy was a planned economy. Since 1978, increasing emphasis has been placed on the utilization of market forces in the development of the Chinese economy. Annual and five-year State Plans are adopted by the Chinese government in connection with the development of the economy. Although state-owned enterprises still account for a substantial portion of the Chinese industrial output, in general, the Chinese government is reducing the level of direct control that it exercises over the economy through State Plans and other measures. There is an increasing level of freedom and autonomy in areas such as allocation of resources, production, pricing and management and a gradual shift in emphasis to a "market economy" and enterprise reform. Limited price reforms were undertaken, with the result that prices for certain commodities are principally determined by market forces. Many of the reforms are unprecedented or experimental and may be subject to revision, change or abolition based upon the outcome of such experiments. If the Chinese government does not continue to pursue a policy of economic reform, the level of imports to and exports from China could be adversely affected by the Chinese government's changes to these economic reforms, as well as by changes in political, economic and social conditions or other relevant policies of the Chinese government, such as changes in laws, regulations or export and import restrictions, all of which could adversely affect the Company's business, operating results and financial condition.

The Company's vessels may call on ports located in countries that are subject to restrictions imposed by the United States government, which could negatively affect the value of Reorganized Excel.

The Company currently employs all of its vessels under time charter contracts with unaffiliated parties. Under the terms of these time charters, and consistent with shipping industry practice, the charterer of each vessel pays the Company a daily time charter rate and directs the vessel's route, loading and discharge ports and cargoes carried. While the Company does not control the routes or ports of call made by its vessels, all of the time charter contracts under which its vessels operate contain express prohibitions proscribing trades of its vessels in Sudan and Cuba, as well as countries that are prohibited in trading by the United Nations or the United States. In addition, the Company has not had, and does not intend to have in the future, directly or indirectly, any agreements, commercial arrangements or other contacts with the governments of, or entities controlled by the governments of Iran, Sudan, Syria or Cuba, and has not provided, and does not intend to provide any goods or services, directly or indirectly, to the governments of, or entities controlled by the governments of, such countries.  The value of Reorganized Excel may be adversely affected by the consequences of war, the effects of terrorism, civil unrest and governmental actions in these and surrounding countries.

Occasionally, however, upon charterers' instructions, the Company's vessels have called, and may again call, on ports located in countries subject to sanctions and embargoes imposed by the United States government and countries identified by the United States government as state sponsors of terrorism, including Iran, Sudan and Syria. In 2012, the Company's vessels made ten calls on Iranian ports (nine calls on the port of Bandar Imam Khomeini and one call on the port of Bandar Abbas) out of a total of 569 calls on worldwide ports. In 2011, the Company's vessels made seven calls on the Iranian port of Bandar Imam Khomeini and one call on the Syrian port of Tartous.  In each of these voyages the cargo consisted solely of agricultural products.  Although the Company believes that it is in compliance with all applicable sanctions and embargo laws and regulations, and intends to maintain such compliance, there can be no assurance that it will be in compliance in the future, particularly as the scope of certain laws may be unclear and may be subject to changing interpretations. Any such violation could result in fines or other penalties. Moreover, the Company's charterers may violate applicable sanctions and embargo laws and regulations as a result of actions that do not involve the Company or its vessels, and those violations could in turn negatively affect the Company's reputation.

World events outside the Company's control may negatively affect the shipping industry, which could adversely affect the Company's operations and financial condition.

Terrorist attacks like those in New York in 2001, London in 2005, Mumbai in 2008 and other countries and the continuing response of the world community to these attacks, as well as the threat of future terrorist attacks around the world, continue to cause uncertainty in the world financial markets and may affect the Company's business, results of operations and financial condition. Continuing conflicts in North Africa and the Middle East and the presence of U.S. and other armed forces in various regions around the world may lead to additional acts of terrorism and armed conflict, which may contribute to further economic instability in the global financial markets. In the past, political conflicts resulted in attacks on vessels, mining of waterways and other efforts to disrupt international shipping. For example, in October 2002, the VLCC Limburg was attacked by terrorists in Yemen. Acts of terrorism and piracy have also affected vessels trading in regions such as the South China Sea. Such events could also cause partial or complete closure of ports and sea passages such as the Suez and Panama Canals, potentially resulting in higher costs, vessel delays or cancelations on some of the Company's lines. Future terrorist attacks could also result in increased volatility of the financial markets in the United States and globally and could result in an economic recession in the United States or the world. Any of these occurrences could have a material adverse impact on the Company's operating results, revenue, and costs.

In addition, because the Company's operations are primarily conducted outside of the United States, they may be affected by economic, political and governmental conditions in the countries where the Company is engaged in business or where its vessels are registered. Future hostilities or political instability in regions where the Company operates or may operate could have a material adverse effect on the Company's business, results of operations and ability to service its debt. In addition, tariffs, trade embargoes and other economic sanctions by the United States or other countries against countries where its vessels trade may limit trading activities with those countries, which could also harm the Company's business, financial condition and results of operations.

The smuggling of drugs, weapons or other contraband onto the Company's vessels may lead to governmental claims against the Company.

The Company expects that its vessels will call in areas where smugglers attempt to hide drugs, weapons and other contraband on vessels, with or without the knowledge of crew members. To the extent its vessels are found with contraband, whether with or without the knowledge of any crew member, the Company may face governmental or other regulatory claims which could have an adverse effect on the Company's business, results of operations, cash flows and financial condition.

Governments could requisition the Company's vessels during a period of war or emergency, resulting in loss of earnings.

A government could requisition one or more of the Company's vessels for title or hire, or seize one or more of its vessels. Requisition for title occurs when a government takes control of a vessel and becomes her owner. Requisition for hire occurs when a government takes control of a vessel and effectively becomes her charterer at dictated charter rates. Generally, requisitions occur during a period of war or emergency, although governments may elect to requisition vessels in other circumstances. Government requisition of one or more of the Company's vessels would negatively impact its revenues.

Maritime claimants could arrest the Company's vessels, which could interrupt its cash flow.

Crew members, suppliers of goods and services to a vessel, shippers of cargo, vessel financing participants, charterparties, and other parties may be entitled to a maritime lien against a vessel for unsatisfied debts, claims or damages. In many jurisdictions, a maritime lien holder may enforce its lien by arresting a vessel through foreclosure proceedings. The arrest or attachment of one or more of the Company's vessels could interrupt its cash flow and require it to make significant payments to have the arrest lifted.

In addition, in some jurisdictions, such as South Africa, under the "sister ship" theory of liability, a claimant may arrest both the vessel which is subject to the claimant's maritime lien and any "associated" vessel, which is any vessel owned or controlled by the same owner. Claimants could try to assert "sister ship" liability against one vessel in the Company's fleet for claims relating to another of its ships.  In particular, as described in Section II.E.2(b)  – "Redelivery of the Bareboat Charters" above, owners of bareboat charter vessels previously chartered by certain of Excel's non-Debtor subsidiaries have alleged an entitlement to enforce their alleged claims against the assets of Excel pursuant to South Africa's "sister ship" theory of liability.

The Company depends upon a few significant customers for a large part of its revenues. The loss of one or more of these customers could adversely affect the Company's financial performance.

The Company has historically derived a significant part of its revenue from a small number of charterers. In 2012, the Company derived approximately 16%, 14% and 10% of its gross revenues from EDF Trading Limited, Global Maritime Investments Ltd., and Glencore Grain B.V., respectively.

If one or more of the Company's customers is unable to perform under one or more charters with it and the Company is not able to find a replacement charter, or if a customer exercises certain rights to terminate the charter, the Company could suffer a loss of revenues that could materially adversely affect its business, financial condition and results of operations.

The Company could lose a customer or the benefits of a time charter if, among other things:

•	the customer fails to make charter payments because of its financial inability, disagreements with the Company or otherwise;

•
the customer terminates the charter because the Company fails to deliver the vessel within a fixed period of time, the vessel is lost or damaged beyond repair, there are serious deficiencies in the vessel or prolonged periods of off-hire, or there are other defaults by the Company under the charter;

•	the customer terminates the charter because the vessel has been subject to seizure for more than a specified number of days; or

•
there is a prolonged force majeure event affecting the customer, including damage to, or destruction of relevant production facilities, war or political unrest, which prevents the Company from performing services for that customer.

If the Company loses a key customer, it may be unable to obtain period time charters on comparable terms with charterers of comparable standing or may have increased exposure to the volatile spot market.

The Company faces strong competition.

The Company obtains charters for its vessels in a highly competitive market that is capital intensive and highly fragmented. The Company's market share is insufficient to enforce any degree of pricing discipline. Competition for the transportation of dry bulk cargo by sea is intense and depends on price, location, size, age, condition and the acceptability of the vessel and its operators to the charterers. Although the Company believes that no single competitor has a dominant position in the markets in which it competes, the Company is aware that certain competitors may be able to devote greater financial and other resources to their activities than it can, resulting in a significant competitive threat to the Company. In addition, due in part to the highly fragmented market, competitors with greater resources than the Company could enter the dry bulk shipping industry and operate larger fleets through consolidations or acquisitions and may be able to offer lower charter rates and higher quality vessels than the Company is able to offer. The Company cannot give assurances that it will continue to compete successfully with its competitors or that these factors will not erode its competitive position in the future.

I.	Operational Risks

The operation of the Company's ocean-going vessels entails the possibility of marine disasters including damage or destruction of the vessel due to accident, the loss of a vessel due to piracy or terrorism, loss of life, damage or destruction of cargo and similar events that may cause a loss of revenue from affected vessels and could damage the Company's business reputation, which may in turn lead to loss of business.

The operation of the Company's ocean-going vessels entails certain inherent risks that may adversely affect its business and reputation, and which may substantially increase the Company's costs, including:

•	damage or destruction of a vessel due to marine disaster such as a collision;

•	the loss of a vessel due to piracy and terrorism;

•	cargo and property losses or damage as a result of the foregoing or less drastic causes such as human error, mechanical failure and bad weather;

•	environmental accidents as a result of the foregoing; and

•	business interruptions and delivery delays caused by mechanical failure, human error, war, terrorism, political action in various countries, labor strikes or adverse weather conditions.

If the Company's vessels suffer damage, they may need to be repaired at a drydocking facility. The costs of drydock repairs are unpredictable and can be substantial.  In addition, space at drydocking facilities is sometimes limited and not all drydocking facilities are conveniently located. The Company may be unable to find space at a suitable drydocking facility or it may be forced to travel to a drydocking facility that is distant from the relevant vessel's position. The loss of earnings while its vessels are being repaired and repositioned, as well as the actual cost of these repairs, would decrease the Company's earnings. The Company may not have insurance that is sufficient to cover all or any of these costs or losses and may have to pay drydocking costs not covered by its insurance.  Further, the involvement of the Company's vessels in a disaster or delays in delivery or loss of cargo may harm its reputation as a safe and reliable vessel operator and could cause it to lose business.

The operation of dry bulk vessels has certain unique operational risks; failure to adequately maintain the Company's vessels could have a material adverse effect on the Company's business, financial condition and results of operations.

With a dry bulk vessel, the cargo itself and its interaction with the vessel may create operational risks. By their nature, dry bulk cargoes are often heavy, dense and easily shifted, and they may react badly to water exposure. In addition, dry bulk vessels are often subjected to battering treatment during unloading operations with grabs, jackhammers (to pry encrusted cargoes out of the hold) and small bulldozers. This treatment may cause damage to the vessel. Vessels damaged due to treatment during unloading procedures may be more susceptible to breach while at sea. Breaches of a dry bulk vessel's hull may lead to the flooding of the vessel's holds. If a dry bulk vessel suffers flooding in its forward holds, the bulk cargo may become so dense and waterlogged that its pressure may buckle the vessel's bulkheads, leading to the loss of a vessel. If the Company does not adequately maintain its vessels, it may be unable to prevent these events. The occurrence of any of these events could have a material adverse effect on the Company's business, financial condition and results of operations.

Risk of loss and lack of adequate insurance may affect the Company's results.

In addition to risks relating to the operation of ocean-going vessels, described above, the Company's business may be affected by political circumstances in foreign countries, hostilities, labor strikes, and boycotts. Any such event may result in loss of revenues or increased costs. The United States Oil Pollution Act of 1990 ("OPA"), by imposing potentially unlimited liability upon owners, operators and bareboat charterers for certain oil pollution accidents in the U.S., has made liability insurance more expensive for shipowners and operators and has also caused insurers to consider reducing available liability coverage.

The Company carries insurance to protect against most of the accident-related risks involved in the conduct of its business and maintains environmental damage and pollution insurance coverage. The Company does not carry insurance covering the loss of revenue resulting from vessel off-hire time. The Company believes that its insurance coverage is adequate to protect it against most accident-related risks involved in the conduct of its business and that it maintains appropriate levels of environmental damage and pollution insurance coverage. Currently, the available amount of coverage for pollution is $1.0 billion for dry bulk carriers per vessel per incident. However, there can be no assurance that all risks are adequately insured against, that any particular claim will be paid or that the Company will be able to procure adequate insurance coverage at commercially reasonable rates in the future. More stringent environmental regulations in the past have resulted in increased costs for insurance against the risk of environmental damage or pollution. In the future, the Company may be unable to procure adequate insurance coverage to protect it against environmental damage or pollution.

Outside of the United States, other national laws generally provide for the owner to bear strict liability for pollution, subject to a right to limit liability under applicable national or international regimes for limitation of liability. The most widely applicable international regime limiting maritime pollution liability is the Convention on Limitation of Liability for Maritime Claims (London 1976), or 1976 Convention. Rights to limit liability under the 1976 Convention are forfeited where a spill is caused by a shipowner's intentional or reckless conduct. Certain states have ratified the IMO's 1996 Protocol to the 1976 Convention. The Protocol provides for substantially higher liability limits to apply in those jurisdictions than the limits set forth in the 1976 Convention. Finally, some jurisdictions are not a party to either the 1976 Convention or the Protocol of 1996, and, therefore, a shipowner's rights to limit liability for maritime pollution in such jurisdictions may be uncertain.

In some areas of regulation, the European Union has introduced new laws without attempting to procure a corresponding amendment of international law. In October 2009, the European Union amended a directive to impose criminal sanctions for illicit ship-source discharges of polluting substances, including minor discharges, if committed with intent, recklessly or with serious negligence and the discharges individually or in the aggregate result in deterioration of the quality of water. Criminal liability for pollution may result in substantial penalties or fines and increased civil liability claims. The directive could therefore result in criminal liability being incurred in circumstances where it would not be otherwise incurred under international law. Experience has shown that in the emotive atmosphere often associated with pollution incidents, the negligence alleged by prosecutors has often been found by courts on grounds which the international maritime community has found hard to understand. Moreover, there is skepticism in the international maritime community that "serious negligence" will prove to be any narrower in practice than ordinary negligence. Criminal liability for a pollution incident could not only result in the Company incurring substantial penalties or fines, but may also, in some jurisdictions, facilitate civil liability claims for greater compensation than would otherwise have been payable.

The Company is subject to funding calls by its protection and indemnity associations, and its associations may not have enough resources to cover claims made against them.

The Company is indemnified for legal liabilities incurred while operating its vessels through membership in P&I associations. P&I associations are mutual insurance associations whose members must contribute to cover losses sustained by other association members. The objective of a P&I association is to provide mutual insurance based on the aggregate tonnage of a member's vessels entered into the association. Claims are paid through the aggregate premia of all members of the association, although members remain subject to calls for additional funds if the aggregate premia are insufficient to cover claims submitted to the association. Claims submitted to the association may include those incurred by members of the association, as well as claims submitted to the association from other P&I associations with which the Company's P&I association has entered into inter-association agreements. The Company cannot guarantee that the P&I associations to which it belongs will remain viable or that it will not become subject to additional funding calls which could adversely affect it.

Acts of piracy on ocean-going vessels could adversely affect the Company's business.

Acts of piracy have historically affected ocean-going vessels, including the Company's own, trading in regions of the world such as the South China Sea, the Indian Ocean, and the Arabian Sea, and in the Gulf of Aden off the coast of Somalia. On December 11, 2010, the Company's vessel Renuar was hijacked in waters east of Somalia and was released on April 23, 2011. Although the frequency of sea piracy worldwide decreased during 2012 to its lowest level since 2009, sea piracy incidents continue to occur, particularly in the Gulf of Aden off the coast of Somalia and increasingly in the Gulf of Guinea, with dry bulk vessels and tankers particularly vulnerable to such attacks.

If piracy attacks result in regions in which  the Company's vessels are deployed being characterized as "war risk" zones by insurers, as the Gulf of Aden temporarily was in May 2008, or as "war and strikes" listed areas by the Joint War Committee, premia payable for such coverage could increase significantly and such insurance coverage may be more difficult to obtain. Accordingly, the Company may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on it. Although the Company usually obtains war risk insurance for certain of its vessels making port calls in designated war zone areas, it cannot provide assurance that such insurance will be obtained prior to one of the Company's vessels entering into an actual war zone, which could result in that vessel not being insured. Even if its insurance coverage is adequate to cover its losses,  the Company may not be able to timely obtain a replacement vessel in the event of a loss. In addition, detention of any of the Company's vessels, hijacking as a result of an act of piracy against its vessels, or an increase in cost, or unavailability, or insufficiency of insurance for its vessels, could have a material adverse impact on the Company's business, financial condition, results of operations and ability to service its debt.

Rising fuel prices may affect the Company's profitability.

The price of bunker fuel is correlated with crude oil prices, which in turn have historically exhibited significant volatility in short periods of time and have recently been at, or close to, historic highs. Furthermore, crude oil prices are influenced by a host of economic and geopolitical factors, such as global terrorism, political instability, tensions in the Middle East, insurrections in the Niger Delta, a long-term increase in global demand for oil and the economic development of emerging markets, China and India in particular.

While the Company generally will not bear the cost of fuel, or bunkers for vessels operating on time charters, fuel is a significant factor in negotiating charter rates. As a result, an increase in the price of fuel beyond the Company's expectations may adversely affect its profitability at the time of charter negotiation. In addition, upon redelivery of vessels at the end of a period time or trip time charter, the Company may be obligated to repurchase bunkers on board at prevailing market prices, which could be materially higher than fuel prices at the inception of the charter period. Fuel is also a significant, if not the largest, expense in the Company's shipping operations when vessels are not under period charters. Changes in the price of fuel may adversely affect the

Company's profitability. The price and supply of fuel is unpredictable and fluctuates based on events outside the Company's control, including geopolitical developments, supply and demand for oil and gas, actions by the Organization of Petroleum Exporting Countries, and other oil and gas producers, war and unrest in oil producing countries and regions, regional production patterns and environmental concerns. Further, fuel may become much more expensive in the future, which may reduce the profitability and competitiveness of the Company's business versus other forms of transportation.

Rising crew costs may adversely affect the Company's profits.

Crew costs are a significant expense for the Company under its charters. Recently, the limited supply of, and increased demand for, well-qualified crew, due to the increase in the size of the global shipping fleet, has created upward pressure on crewing costs, which the Company bears under its Period Time Charters and Spot Charters. Increases in crew costs may adversely affect the Company's profitability.

Because many of the Company's employees are covered by industry-wide collective bargaining agreements, failure of industry groups to renew those agreements may disrupt the Company's operations and adversely affect its earnings.

The Company currently employs approximately 851 seafarers on-board its vessels and 121 land-based employees in its Athens office. The 121 employees in Greece are covered by industry-wide collective bargaining agreements that set basic standards. The Company cannot guarantee that these agreements will prevent labor interruptions. If not resolved in a timely and cost-effective manner, industrial action or other labor unrest could prevent or hinder the Company's operations from being carried out normally and could have a material adverse effect on the Company's business, results of operations, cash flows, and financial condition.

The aging of the Company's fleet may result in increased operating costs in the future, which could adversely affect the Company's earnings.

The majority of the Company's vessels were acquired secondhand, and the Company's estimates their useful lives to be 28 years from their date of delivery from the yard, depending on various market factors and management's ability to comply with government and industry regulatory requirements.  The Company's current operating fleet has an average age of approximately 11 years (10.2 years on a deadweight weighted average basis).

In general, expenditures necessary for maintaining a vessel in good operating condition increase as a vessel ages.  Older vessels are typically less fuel efficient and more costly to maintain than more recently constructed vessels due to improvements in engine technology. Cargo insurance rates also increase with the age of a vessel, making older vessels less desirable to charterers.  Older vessels also tend to be less fuel-efficient than newer vessels. While the difference in fuel consumption is factored into the freight rates that the Company's older vessels earn, if the cost of bunker fuels were to increase significantly, it could disproportionately affect the Company's vessels and significantly lower its profits.  Further, secondhand vessels may also develop unexpected mechanical and operational problems despite adherence to regular survey schedules and proper maintenance.

In addition, governmental regulations, including environmental regulations, safety or other equipment standards related to the age of vessels may require expenditures for alterations to existing equipment or the addition of new equipment to the Company's vessels and may restrict the type of activities in which its vessels may engage. The Company cannot give assurances that, as its vessels age, market conditions will justify those expenditures or enable the Company to operate its vessels profitably during the remainder of their useful lives.

The Company does not expect to set aside reserves for vessel replacement, and at the end of a vessel's useful life its revenue will decline if the Company is also unable to borrow funds for vessel replacement.

As of May 31, 2013, the vessels in the Company's current fleet had an average age of 11 years.  The Company does not expect setting aside any reserves for vessel replacement.  Therefore, it may be unable to replace the vessels in its fleet upon the expiration of their useful lives in the event it has insufficient credit at the time of such expiration to borrow funds for vessel replacement. The Company estimates the useful life of its vessels to be 28 years from the date of initial delivery from the shipyard. If the Company is unable to replace the vessels in its fleet upon the expiration of their useful lives, its business, results of operations, financial condition and ability to service its debt will be adversely affected.

Technological innovation could reduce the Company's charterhire income and the value of its vessels.

The charterhire rates and the value and operational life of a vessel are determined by a number of factors including the vessel's efficiency, operational flexibility and physical life. Efficiency includes speed, fuel economy and the ability to load and discharge cargo quickly. Flexibility includes the ability to enter harbors, utilize related docking facilities and pass through canals and straits. The length of a vessel's physical life is related to its original design and construction, its maintenance and the impact of the stress of operations. If new dry bulk carriers are built that are more efficient or more flexible or have longer physical lives than the Company's vessels, competition from these more technologically advanced vessels could adversely affect the amount of charterhire payments the Company receives for its vessels once their initial charters expire, and the resale value of its vessels could significantly decrease. As a result, the Company's business, results of operations, cash flows and financial condition could be adversely affected.

Certain of the Company's directors, officers, and principal stockholders are affiliated with entities engaged in business activities similar to those conducted by the Company which may compete directly with it, causing such persons or entities with which they are affiliated to have conflicts of interest.

Some of the Company's directors, officers and principal stockholders have affiliations with entities that have similar business activities to those conducted by the Company or that are parties to agreements with it. Certain of the Company's directors are also directors of other shipping companies and they may enter similar businesses in the future. These other affiliations and business activities may give rise to certain conflicts of interest in the course of such individuals' affiliation with the Company.

J.	Financial and Taxation Risks

The Company currently maintains all of its cash and cash equivalents with a limited number of financial institutions which subjects it to credit risk.

The Company currently maintains all of its cash and cash equivalents with a limited number of financial institutions located in the United Kingdom, Switzerland, Greece, The Netherlands, Luxembourg and Germany. The Company does not expect any of its balances to be covered by insurance in the event of default by any of these financial institutions. The occurrence of such a default could therefore have a material adverse effect on the Company's business, financial condition, results of operations and cash flows, and it may lose part or all of its cash that it has deposited with such financial institutions.

Because the Company generates all of its revenues in U.S. dollars but incurs approximately one-fifth of its expenses in other currencies, exchange rate fluctuations could hurt its results of operations.

The Company generates all of its revenues in U.S. dollars but has historically incurred approximately 20% to 25% of its vessel operating expenses in currencies other than U.S. dollars. This variation in operating revenues and expenses could lead to fluctuations in net income due to changes in the value of the U.S. dollar relative to the other currencies, in particular the Japanese yen, the Euro, the Singapore dollar and the British pound sterling. Expenses incurred in foreign currencies against which the U.S. dollar falls in value may increase as a result of these fluctuations, therefore decreasing the Company's net income. The Company currently does not hedge its currency exposure and, as a result, its results of operations and financial condition could suffer.

The Company is subject to the U.S. Federal Income Tax on U.S. source income, which could reduce its earnings.

Under the Internal Revenue Code, 50% of the gross shipping income of a vessel owning or chartering corporation, such as the Company and its subsidiaries, that is attributable to transportation that begins or ends, but that does not both begin and end, in the U.S. may be subject to a 4% U.S. federal income tax without allowance for deduction, unless that corporation qualifies for exemption from tax under Section 883 of the Internal Revenue Code and the applicable Treasury Regulations promulgated thereunder.

The Company does not believe that it is currently entitled to exemption under Section 883 of the Internal Revenue Code for any taxable year. Therefore, the Company is subject to an effective 2% U.S. federal income tax on the gross shipping income that it derives during the year that is attributable to the transport or cargoes to or from the U.S.

K.	Legal and Regulatory Risks

The Company's operations are subject to the risks of litigation.

The Company is involved on an ongoing basis in litigation arising in the ordinary course of business or otherwise. Litigation may include claims related to commercial, labor, employment, antitrust, securities, tax or environmental matters.  Moreover, the process of litigating cases, even if the Company is successful, may be costly, and may approximate the cost of damages sought.  These actions could also expose the Company to adverse publicity, which might adversely affect the Company's brand and reputation.  Litigation trends and expenses and the outcome of litigation cannot be predicted with certainty, and adverse litigation trends, expenses and outcomes could adversely affect the Company's financial results, to the extent not adequately covered by insurance.

As described in more detail in Section II.E.2(b) – "Redelivery of the Bareboat Charters," certain of the Company's non-Debtor subsidiaries, including Bird, are currently engaged in arbitration with respect to the return of certain bareboat charter vessels to their owners.  Excel may be obligated under any judgment against Bird or its other subsidiaries or any settlement entered into by those parties.

The Company's business may be adversely affected by protectionist policies and regulatory regimes adopted by countries globally.

There is a risk that countries could, in the wake of the global financial and economic crisis or in response to real or perceived currency manipulations or trade imbalances, resort to protectionist measures or make changes to the regulatory regimes in which the Company operates in order to protect and preserve domestic industries. Such measures could include raising import tariffs, providing subsidies to domestic industries, restrictions on currency repatriation and the creation of other trade barriers.  A global trend towards protectionism would be harmful to the global economy in general, as protectionist measures could cause world trade to shrink and counter-measures taken by protectionist policies' target countries would increase the chance for all-out trade wars.  As the Company's business success hinges, among other things, on global trade volumes, the stated protectionist policies and regulatory regimes would have a material adverse effect on the Company's business, financial condition and results of operations.

The Company is subject to complex laws and regulations, including environmental, safety and security regulations that could adversely affect the cost, manner or feasibility of doing business.

The Company's operations are subject to numerous laws and regulations in the form of international conventions and treaties, national, state and local laws and national and international regulations in force in the jurisdictions in which the Company's vessels will operate or will be registered, which could significantly affect the ownership and operation of its vessels.  These requirements include, but are not limited to, conventions of the International Maritime Organization, or IMO, such as the International Convention for the Prevention of Marine Pollution from Ships, 1973, as modified by the Protocols of 1978, the International Convention for the Safety of Life at Sea of 1974, the International Convention on Load Lines of 1966, the Convention on Limitation of Liability for Maritime Claims (as amended), or 1976 Convention, the International Convention on Civil Liability for Oil Pollution Damage of 1969, as amended by different Protocol in 1976, 1984, and 1992, and amended in 2000, the OPA, the U.S. Comprehensive Environmental Response, Compensation and Liability Act of 1980, the U.S. Clean Air Act, U.S. Clean Water Act and the U.S. Marine Transportation Security Act of 2002.

Compliance with such laws, regulations and standards, where applicable, may require installation of costly equipment or operational changes and may affect the resale value or useful lives of the Company's vessels.

The Company may also incur additional costs in order to comply with other existing and future regulatory obligations, including, but not limited to, costs relating to air emissions, including greenhouse gases, the management of ballast waters, maintenance and inspection, development and implementation of emergency procedures and insurance coverage or other financial assurance of its ability to address pollution incidents. These costs could have a material adverse effect on the Company's business, results of operations, cash flows and financial condition. Failure to comply with applicable laws and regulations may result in administrative and civil penalties, criminal sanctions or the suspension or termination of the Company's operations.

Environmental laws often impose strict liability for remediation of spills and releases of oil and hazardous substances, which could subject the Company to liability without regard to whether it was negligent or at fault. Under OPA, for example, owners, operators and bareboat charterers are jointly and severally strictly liable for the discharge of oil within the 200-mile exclusive economic zone around the United States. An oil spill could result in significant liability, including fines, penalties and criminal liability and remediation costs for natural resources damages under other federal, state and local laws, as well as third-party damages. Under OPA, the Company will be required to satisfy insurance and financial responsibility requirements for potential marine fuel spills and other pollution incidents. Furthermore, the 2010 explosion of the Deepwater Horizon and the subsequent release of oil into the Gulf of Mexico, or other events, may result in further regulation of the shipping industry, and modifications to statutory liability schemes, which could have a material adverse effect on the Company's business, financial condition, results of operations and cash flows. Although the Company arranges for insurance to cover certain environmental risks, there can be no assurance that such insurance will be sufficient to cover all such risks or that any claims will not have a material adverse effect on the Company's business, results of operations, cash flows and financial condition.

Further legislation, or amendments to existing legislation, applicable to international and national maritime trade are expected over the coming years in areas such as ship recycling, sewage systems, emission control (including emissions of greenhouse gases), ballast treatment and handling. The United States has recently enacted legislation and regulations that require more stringent controls of air and water emissions from ocean-going vessels. Such legislation or regulations may require additional capital expenditures or operating expenses (such as increased costs for low-sulfur fuel) in order for the Company to maintain its vessels in compliance with international and/or national regulations.

The operation of the Company's vessels is affected by the requirements set forth in the United Nations' International Maritime Organization's International Management Code for the Safe Operation of Ships and Pollution Prevention ("ISM Code").  The ISM Code requires ship owners, ship managers and bareboat charterers to develop and maintain an extensive "Safety Management System" that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation and describing procedures for dealing with emergencies. If the Company fails to comply with the ISM Code, it may be subject to increased liability, its insurance coverage may be invalidated or decreased, or its vessels may be detained in, or denied access to, certain ports. Currently, each of the Company's vessels is ISM Code-certified by Bureau Veritas or American Bureau of Shipping and the Company expects that any vessel that it agrees to purchase will be ISM Code-certified upon delivery to it. Bureau Veritas and American Bureau of Shipping have awarded ISM certification to Maryville, the Company's vessel management company and a wholly-owned subsidiary of Excel. However, there can be no assurance that such certification will be maintained indefinitely.

Increased inspection procedures and tighter import and export controls could increase costs and disrupt the Company's business.

International shipping is subject to various security and customs inspection and related procedures in countries of origin and destination and transshipment points. Inspection procedures may result in the seizure of contents of the Company's vessels, delays in the loading, offloading or delivery and the levying of customs duties, fines or other penalties against the Company.

It is possible that changes to inspection procedures could impose additional financial and legal obligations on the Company or require significant capital expenditures. Changes to inspection procedures could also impose additional costs and obligations on the Company's customers and may, in certain cases, render the shipment of certain types of cargo uneconomical or impractical. Any such changes or developments may have a material adverse effect on the Company's business, financial condition and results of operations.

The Company's commercial vessels are subject to inspection by a classification society.

The hull and machinery of every commercial vessel must be classed by a classification society authorized by its country of registry. Classification societies are non-governmental, self-regulating organizations and certify that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and the Safety of Life at Sea Convention. The Company's vessels are currently enrolled with Bureau Veritas, American Bureau of Shipping, Nippon Kaiji Kyokai, Det Norske Veritas and Lloyd's Register of Shipping.

A vessel must undergo Annual Surveys, Intermediate Surveys and Special Surveys. In lieu of a Special Survey, a vessel's machinery may be on a continuous survey cycle, under which the machinery would be surveyed periodically over a five-year period. The Company's vessels are on Special Survey cycles for hull inspection and continuous survey cycles for machinery inspection. Every vessel is also required to be drydocked every two to three years for inspection of the underwater parts of such vessel. Generally, the Company will make a decision to scrap a vessel or reassess its useful life at the time of a vessel's fifth Special Survey.

If any vessel fails any Annual Survey, Intermediate Survey, or Special Survey, the vessel may be unable to trade between ports and, therefore, would be unemployable, potentially causing a negative impact on the Company's revenues due to the loss of revenues from such vessel until it is able to trade again.

VI.          APPLICABILITY OF FEDERAL AND OTHER SECURITIES LAWS

A.	Issuance and Resale of Plan Securities Under the Plan

1.	Exemption from Registration

The Plan provides for Reorganized Excel to issue New Common Stock to holders of claims under the Syndicate Credit Facility and to issue the New Cash Flow Note to holders of Allowed General Unsecured Claims (together, the "Plan Securities"). The Debtors believe that the Plan Securities constitute "securities," as defined in section 2(a)(1) of the Securities Act, section 101 of the Bankruptcy Code, and applicable Blue Sky Law. Section 4(2) of the Securities Act provides that the registration requirements of section 5 of the Securities Act shall not apply to the offer and sale of a security in connection with transactions not involving any public offering. By virtue of section 18 of the Securities Act, section 4(2) also provides that any state Blue Sky Law requirements shall not apply to such offer or sale.

Section 1145 of the Bankruptcy Code provides that the registration requirements of section 5 of the Securities Act (and any state Blue Sky Law requirements) shall not apply to the offer or sale of stock, options, warrants, or other securities by a debtor if (a) the offer or sale occurs under a plan of reorganization; (b) the recipients of the securities hold a claim against, an interest in, or claim for administrative expense against, the debtor; and (c) the securities are issued in exchange for a claim against or interest in a debtor or are issued principally in such exchange and partly for cash and property.

In reliance upon these exemptions, the offer and sale of the Plan Securities will not be registered under the Securities Act or any state Blue Sky Law. Accordingly, the Plan Securities may be resold without registration under the Securities Act or other federal securities laws, unless the holder is an "underwriter" (as discussed below) with respect to such securities, as that term is defined in section 2(a)(11) of the Securities Act and in the Bankruptcy Code. In addition, the Plan Securities generally may be able to be resold without registration under state securities laws pursuant to various exemptions provided by the respective Blue Sky Law of those states; however, the availability of such exemptions cannot be known unless individual state Blue Sky Laws are examined.  Therefore, recipients of the Plan Securities are advised to consult with their own legal advisors as to the availability of any such exemption from registration under state Blue Sky Law in any given instance and as to any applicable requirements or conditions to such availability.

2.           Resales of Plan Securities; Definition of Underwriter

If the holder of the Plan Securities is an underwriter, the Plan Securities will be "restricted securities" and may not be resold under the Securities Act and applicable state Blue Sky Law absent an effective registration statement under the Securities Act or pursuant to an applicable exemption from registration, including Rule 144 promulgated under the Securities Act. Section 1145(b)(1) of the Bankruptcy Code defines an "underwriter" as one who, except with respect to "ordinary trading transactions" of an entity that is not an "issuer," (a) purchases a claim against, interest in, or claim for an administrative expense in the case concerning the debtor, if such purchase is with a view to distribution of any security received or to be received in exchange for such claim or interest; or (b) offers to sell securities offered or sold under a plan for the holders of such securities; or (c) offers to buy securities offered or sold under a plan from the holders of such securities, if such offer to buy is (i) with a view to distribution of such securities and (ii) under an agreement made in connection with the plan, with the consummation of the plan, or with the offer or sale of securities under the plan; or (d) is an issuer of the securities within the meaning of section 2(a)(11) of the Securities Act. In addition, a person who receives a fee in exchange for purchasing an issuer's securities could also be considered an underwriter within the meaning of section 2(a)(11) of the Securities Act.

The definition of an "issuer" for purposes of whether a person is an underwriter under section 1145(b)(1)(D) of the Bankruptcy Code, by reference to section 2(a)(11) of the Securities Act, includes as "statutory underwriters" all persons who, directly or indirectly, through one or more intermediaries, control, are controlled by, or are under common control with, an issuer of securities. The reference to "issuer," as used in the definition of "underwriter" contained in section 2(a)(11), is intended to cover "controlling persons" of the issuer of the securities.

"Control," as defined in Rule 405 of the Securities Act, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise. Accordingly, an officer or director of a reorganized debtor or its successor under a plan of reorganization may be deemed to be a "controlling person" of such debtor or successor, particularly if the management position or directorship is coupled with ownership of a significant percentage of the reorganized debtor's or its successor's voting securities. Moreover, the legislative history of section 1145 of the Bankruptcy Code suggests that a creditor who owns ten percent (10%) or more of a class of securities of a reorganized debtor may be presumed to be a "controlling person" and, therefore, an underwriter.

Resales of the Plan Securities by persons deemed to be "underwriters" (which definition includes "controlling persons") are not exempted by section 1145 of the Bankruptcy Code from registration under the Securities Act or other applicable law. Under certain circumstances, holders of Plan Securities who are deemed to be "underwriters" may be entitled to resell their Plan Securities pursuant to the limited safe harbor resale provisions of Rule 144. Generally, Rule 144 would permit the public sale of securities received by such person if current information regarding the issuer is publicly available and if volume limitations, manner of sale requirements and certain other conditions are met. However, the Company does not presently intend to make publicly available the requisite current information regarding the Company, and as a result, Rule 144 will not be available for resales of Plan Securities by persons deemed to be underwriters.

Whether any particular person would be deemed to be an "underwriter" (including whether such person is a "controlling person") with respect to the Plan Securities would depend upon various facts and circumstances applicable to that person. Accordingly, the Debtors express no view whether any person would be deemed an "underwriter" with respect to the Plan Securities. In view of the complex nature of the question of whether a particular person may be an "underwriter," the Debtors make no representations concerning the right of any person to freely resell Plan Securities. Accordingly, the Debtors recommend that potential recipients of Plan Securities consult their own counsel concerning their ability to freely trade such securities without compliance with the federal and state securities laws.

VII.          CERTAIN TAX CONSEQUENCES OF THE PLAN

The following is a summary of certain U.S. federal income tax consequences of the Plan to U.S. Holders (as defined below) of Allowed Syndicate Credit Facility Claims and holders of Convertible Notes that are entitled to vote to accept or reject the Plan. This summary is for informational purposes only and is based on the

Internal Revenue Code of 1986, as amended (the "Tax Code"), Treasury regulations promulgated thereunder, and administrative and judicial interpretations and practice, all as in effect on the date of this Disclosure Statement and all of which are subject to change or differing interpretations, with possible retroactive effect. Due to the lack of definitive judicial and administrative authority in a number of areas, substantial uncertainty may exist with respect to some of the tax consequences described herein. No opinion of counsel has been obtained as to any of the tax consequences of the Plan and no ruling will be sought from the Internal Revenue Service ("IRS") with respect to any statement or conclusion in this summary. No representations are being made regarding the particular tax consequences of the confirmation or implementation of the Plan as to any creditor or equity interest-holder and there can be no assurance that the IRS would not assert, or that a court would not sustain, positions different from those discussed herein.

The following discussion does not address foreign, state, or local tax consequences of the Plan, nor does it purport to address all aspects of U.S. federal income taxation applicable to special classes of taxpayers (including, without limitation, banks and certain other financial institutions, insurance companies, tax-exempt organizations, governmental entities, partnerships or other pass-through entities, real estate investment trusts (REITs), regulated investment companies (RICs), persons whose functional currency is not the U.S. dollar, dealers subject to the mark-to-market rules of Section 475 of the Tax Code, employees of the Debtors, and persons who received their Syndicate Credit Facility Claims or Convertible Notes, as the case may be, pursuant to the exercise of an employee stock option or otherwise as compensation). The following discussion also does not address any persons receiving an interest in the New Cash Flow Note other than with respect to their status as a holder of Convertible Notes. This summary assumes that the Syndicate Credit Facility Claims and Convertible Notes are held as capital assets for U.S. federal income tax purposes and that the membership interests in Holdco, the interests in the Amended and Restated Senior Secured Credit Facility, and Reorganized Excel's common stock will each be held as a capital asset for U.S. federal income tax purposes. Furthermore, the following discussion does not address U.S. federal taxes other than income taxes (including, without limitation, estate and gift taxes).  Holders (as defined below) should consult their tax advisors regarding the tax consequences to them of the transactions contemplated by the Plan, including U.S. federal, state, local and foreign tax consequences.

For purposes of this discussion, a "U.S. Holder" is a beneficial holder of Allowed Syndicate Credit Facility Claims or Convertible Notes that is, for U.S. federal income tax purposes (1) an individual that is a citizen or resident of the United States, (2) a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States, any state thereof or the District of Columbia, (3) an estate, the income of which is subject to U.S. federal income taxation regardless of its source, or (4) a trust if (i) a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of the substantial decisions of such trust or (ii) such trust has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person.

If a partnership (including any entity treated as a partnership for U.S. federal income tax purposes) holds Allowed Syndicate Credit Facility Claims or Convertible Notes, as the case may be, the U.S. federal income tax consequences to the partners of such partnership will depend on the activities of the partnership and the status of the partners. A partnership considering participating in the Plan should consult its tax advisor regarding the consequences to the partnership and its partners of the Plan.

TO ENSURE COMPLIANCE WITH IRS CIRCULAR 230, HOLDERS ARE HEREBY NOTIFIED THAT: (A) ANY DISCUSSION OF FEDERAL TAX ISSUES CONTAINED OR REFERRED TO IN THIS DISCLOSURE STATEMENT IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY HOLDERS FOR THE PURPOSE OF AVOIDING PENALTIES THAT MAY BE IMPOSED ON THEM UNDER THE TAX CODE, (B) SUCH DISCUSSION IS WRITTEN IN CONNECTION WITH THE PROMOTION OR MARKETING OF THE TRANSACTIONS OR MATTERS DISCUSSED HEREIN, AND (C) HOLDERS SHOULD SEEK ADVICE BASED ON THEIR PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

A.	Certain U.S. Federal Income Tax Consequences to U.S. Holders

The discussion below describes possible U.S. federal income tax consequences of the transactions contemplated by the Plan to U.S. Holders; however, no assurance can be given as to the treatment of such transactions by the IRS or as to whether such treatment will be sustained by a court. Each U.S. Holder should consult its tax advisor regarding the tax consequences to it of the transactions contemplated by the Plan and information that may be relevant to its particular situation and circumstances.

1.	U.S. Holders of Syndicate Credit Facility Claims

(a)         General

Pursuant to the Plan, in full satisfaction and discharge of its Claim, each Holder of an Allowed Syndicate Credit Facility Claim will receive (i) its pro rata share of all of the stock of Reorganized Excel on the Effective Date and (ii) an interest in the Amended and Restated Senior Secured Credit Facility having the same principal amount as the principal amount of the Allowed Syndicate Credit Facility Claim surrendered by such Holder, which shall be divided between Senior Secured Term Loan A and a new Senior Secured Term Loan B  (collectively, the "Excel Exchange").  In addition, on the Effective Date and concurrently with the receipt of the stock of Reorganized Excel, each Holder of an Allowed Syndicate Credit Facility Claim shall automatically (and shall automatically be deemed to) contribute such Reorganized Excel stock to Holdco in exchange for such Holder's pro rata share of 40% of the membership interests in Holdco (the "Holdco Contribution"). Excel intends to follow, for U.S. federal income tax purposes, the treatment of the Excel Exchange and the Holdco Contribution as described in the Plan. The IRS could take the position, however, that the Excel Exchange, the Holders, Excel, and/or the Holdco Contribution should be treated for U.S. federal income tax purposes in some manner other than that set forth in the Plan.

(b)         The Excel Exchange

The U.S. federal income tax consequences of the Excel Exchange will depend, in part, on whether the Holders' Allowed Syndicate Credit Facility Claims constitute "securities" for U.S. federal income tax purposes. Whether a debt instrument constitutes a "security" is determined based on all the facts and circumstances. Most authorities have held that the length of the term of a debt instrument at initial issuance is an important factor in determining whether such instrument is a security for U.S. federal income tax purposes. These authorities have indicated that a term of less than five years is evidence that the instrument is not a security, whereas a term of ten years or more is evidence that it is a security. The Allowed Syndicate Credit Facility Claims have a term of more than five years but less than ten years. There are other factors that may be relevant to the determination, including the security for payment, the creditworthiness of the obligor, the subordination or lack thereof with respect to other creditors, the right to vote or otherwise participate in the management of the obligor, convertibility of the instrument into equity of the obligor, whether payments of interest are fixed, variable or contingent and whether such payments are made on a current basis or accrued. It is unclear whether Holders' Allowed Syndicate Credit Facility Claims constitute "securities" for U.S. federal income tax purposes and each Holder should consult its tax advisor regarding the treatment of such obligations as "securities."

The Company intends to take the position that each of the Allowed Syndicate Credit Facility Claims and Senior Secured Term Loan A and Senior Secured Term Loan B of the Amended and Restated Senior Secured Credit Facility are "securities" for U.S. federal income tax purposes.

(i)      Treatment as a Recapitalization

Subject to the discussion below regarding accrued interest, to the extent that a Holder's Allowed Syndicate Credit Facility Claim is characterized as a "security" for U.S. federal income tax purposes, the Excel Exchange should be treated as a "recapitalization" for U.S. federal income tax purposes and the Amended and Restated Senior Secured Credit Facility should also be characterized as a "security" for U.S. federal income tax purposes. If the Excel Exchange is treated as a recapitalization, a U.S. Holder of an Allowed Syndicate Credit Facility Claim generally should not recognize capital gain or loss pursuant to the Excel Exchange. A U.S. Holder's aggregate tax basis in the Reorganized Excel stock and its interests in Senior Secured Term Loan A and Senior Secured Term Loan B of the Amended and Restated Senior Secured Credit Facility it receives in the Excel Exchange should be equal to the tax basis of such U.S. Holder's Allowed Syndicate Credit Facility Claim surrendered in exchange therefor. This aggregate tax basis should be allocated among such Reorganized Excel stock and the interests in Senior Secured Term Loan A and Senior Secured Term Loan B of the Amended and Restated

Senior Secured Credit Facility in proportion to their respective fair market values as of the Effective Date. Such U.S. Holder's holding period for such Reorganized Excel stock and the interests in Senior Secured Term Loan A and Senior Secured Term Loan B of the Amended and Restated Senior Secured Credit Facility generally should include its holding period for the Allowed Syndicate Credit Facility Claim surrendered in exchange therefor.

(ii)      Treatment as a Taxable Exchange

Generally.  Subject to the discussion below regarding accrued interest, if the Allowed Syndicate Credit Facility Claims are not characterized as "securities," and as a result the Excel Exchange is not treated as a "recapitalization," and the transactions contemplated by the Plan are otherwise taxable to a U.S. Holder, such U.S. Holder should recognize gain or loss equal to the difference between (a) the sum of the fair market value as of the Effective Date of such U.S. Holder's pro rata share of the Reorganized Excel stock and the issue price of the interests in Senior Secured Term Loan A and Senior Secured Term Loan B of the Amended and Restated Senior Secured Credit Facility received pursuant to the Plan (which generally should be deemed to equal the stated principal amount if neither the Amended and Restated Senior Secured Credit Facility nor the Syndicate Credit Facility Claim surrendered in exchange therefor is considered "publicly traded" under applicable Treasury regulations) over (b) such U.S. Holder's tax basis in its Allowed Syndicate Credit Facility Claim surrendered pursuant to the Plan.  Such gain or loss should be capital gain or loss (subject to the "market discount" rules described below) and should be long-term capital gain or loss if the U.S. Holder's holding period for its surrendered Allowed Syndicate Credit Facility Claim exceeded one year. A U.S. Holder's tax basis in its pro rata share of each of the shares of Reorganized Excel stock and the interests in Senior Secured Term Loan A and Senior Secured Term Loan B of the Amended and Restated Senior Secured Credit Facility received pursuant to the Plan should equal the fair market value of such interests on the Effective Date. A U.S. Holder's holding period for its pro rata share of each of the Reorganized Excel stock and the interests in Senior Secured Term Loan A and Senior Secured Term Loan B of the Amended and Restated Senior Secured Credit Facility received pursuant to the Plan should begin on the day following the Effective Date.

(c)         The Holdco Contribution

Subject to the market discount rules described below, the Holdco Contribution generally should be treated as a tax-free transaction in which no gain or loss is recognized for U.S. federal income tax purposes. A U.S. Holder's basis in its Holdco membership interest generally should be equal to the tax basis of such U.S. Holder's Reorganized Excel stock exchanged therefor. A U.S. Holder's holding period in its Holdco membership interest generally should include its holding period for such Reorganized Excel stock.

(d)         Accrued Interest

To the extent that any consideration is allocated to accrued but unpaid interest, a U.S. Holder of Allowed Syndicate Credit Facility Claims that has not previously included such accrued interest in taxable income for U.S. federal income tax purposes should recognize ordinary income equal to the fair market value of any property received (including the U.S. Holder's pro rata share of the Reorganized Excel stock and the Amended and Restated Senior Secured Credit Facility) with respect to such Claims for accrued interest. U.S. Holders should consult their tax advisors regarding the particular U.S. federal income tax consequences applicable to them under the Plan in respect of Allowed Syndicate Credit Facility Claims for accrued interest.

(e)         Market Discount

A U.S. Holder that purchased its Allowed Syndicate Credit Facility Claim from a prior holder at a discount to the then-adjusted issue price of such Allowed Syndicate Credit Facility Claim may be subject to the market discount rules of the Tax Code. Under those rules, assuming such U.S. Holder has not made an election to amortize the market discount into income on a current basis, any gain recognized on the exchange of such Allowed Syndicate Credit Facility Claim (subject to a de minimis rule and exceptions for certain nonrecognition transactions) generally would be characterized as ordinary income to the extent of the accrued market discount on such Allowed Syndicate Credit Facility Claim as of the Effective Date. U.S. Holders of Allowed Syndicate Credit Facility Claims should consult their tax advisors as to the tax consequences of the market discount rules, including, without limitation, the possible application of such rules on the Excel Exchange and Holdco Contribution.

2.	U.S. Holders of Convertible Notes

(a)         General

Pursuant to the Plan, in full satisfaction and discharge of its Convertible Notes, each Holder of a Convertible Note will receive an interest in the New Cash Flow Note on the Effective Date (the "Convertible Notes Exchange"). Excel intends to follow, for U.S. federal income tax purposes, the treatment of the Convertible Notes Exchange as described in the Plan. The IRS could take the position, however, that the Holders or Excel should be treated for U.S. federal income tax purposes in some manner other than that set forth in the Plan.

(b)         The Convertible Notes Exchange

The U.S. federal income tax consequences of the Convertible Notes Exchange will depend, in part, on whether the Convertible Notes constitute "securities" for U.S. federal income tax purposes and whether the New Cash Flow Note constitutes equity of Excel or a "security" of Excel.

Whether a debt instrument constitutes a "security" is determined based on all the facts and circumstances. Most authorities have held that the length of the term of a debt instrument at initial issuance is an important factor in determining whether such instrument is a security for U.S. federal income tax purposes. These authorities have indicated that a term of less than five years is evidence that the instrument is not a security, whereas a term of ten years or more is evidence that it is a security. There are other factors that may be relevant to the determination, including the security for payment, the creditworthiness of the obligor, the subordination or lack thereof with respect to other creditors, the right to vote or otherwise participate in the management of the obligor, convertibility of the instrument into equity of the obligor, whether payments of interest are fixed, variable or contingent and whether such payments are made on a current basis or accrued.  The Company intends to take the position that the Convertible Notes are "securities" for U.S. federal income tax purposes.

The appropriate characterization of the New Cash Flow Note for U.S federal income tax purposes is unclear.  The Company intends to take the position that the New Cash Flow Note is equity of Excel for U.S. federal income tax purposes.  It is possible, however, that the IRS could take the position that the New Cash Flow Note is, instead, equity of Christine Holdco or debt of Excel.  If the New Cash Flow Note is properly characterized as debt of Excel, it could be subject to special rules that relate to contingent payment debt instruments.  The application of these rules may require a U.S. holder of the New Cash Flow Note to recognize income prior to the receipt of cash. Each Holder should consult its tax advisor regarding the treatment of such obligations as equity.

(i)      Treatment as a Recapitalization

Subject to the discussion below regarding accrued interest, to the extent that the Convertible Notes are characterized as "securities" for U.S. federal income tax purposes and the New Cash Flow Note is characterized as equity of Excel or as a "security" for U.S. federal income tax purposes, the Convertible Notes Exchange should be treated as a "recapitalization" for U.S. federal income tax purposes. If the Convertible Notes Exchange is treated as a recapitalization, a U.S. Holder of Convertible Notes generally should not recognize capital gain or loss pursuant to the Convertible Notes Exchange. A U.S. Holder's aggregate tax basis in its interest in the New Cash Flow Note received in the Convertible Notes Exchange should be equal to the tax basis of such U.S. Holder's Convertible Notes surrendered in exchange therefor. A U.S. Holder's holding period for such interest in the New Cash Flow Note generally should include such U.S. Holder's holding period for the Convertible Notes surrendered in exchange therefor.

(ii)      Treatment as a Taxable Exchange

Subject to the discussions below regarding accrued interest, to the extent that the Convertible Notes are not properly characterized as "securities" or the New Cash Flow Note is not properly characterized as equity of Excel or as a "security" for U.S. federal income tax purposes so that the transactions contemplated by the Plan are otherwise taxable to a U.S. Holder, a U.S. Holder of Convertible Notes should generally recognize gain or loss equal to the difference between (a) the sum of the fair market value as of the Effective Date of such U.S.

Holder's interest in the New Cash Flow Note received pursuant to the Plan over (b) such U.S. Holder's tax basis in the Convertible Notes surrendered pursuant to the Plan.  Such gain or loss should be capital gain or loss (subject to the "market discount" rules described below) and should be long-term capital gain or loss if the U.S Holder's holding period for the surrendered Convertible Notes exceeded one year. A U.S Holder's tax basis in its interest in the New Cash Flow Note received pursuant to the Plan should equal the fair market value of such interest on the Effective Date. A U.S Holder's holding period for its interest in the New Cash Flow Note received pursuant to the Plan should begin on the day following the Effective Date.

(c)         Accrued Interest

To the extent that any consideration is allocated to accrued but unpaid interest, a U.S. Holder of Convertible Notes on which there is accrued interest that such U.S. Holder previously has not included in taxable income for U.S. federal income tax purposes should recognize ordinary income equal to the fair market value of any property received (including the U.S. Holder's interest in the New Cash Flow Note) with respect to such Claims for accrued interest. U.S. Holders should consult their tax advisors regarding the particular U.S. federal income tax consequences applicable to them under the Plan in respect of any Claims for accrued interest.

(d)         Market Discount

A U.S. Holder that purchased its Convertible Notes from a prior holder at a discount to the then-adjusted issue price of such Convertible Notes may be subject to the market discount rules of the Tax Code. Under those rules, assuming such U.S. Holder has not made an election to amortize the market discount into income on a current basis, any gain recognized on the exchange of such Convertible Notes (subject to a de minimis rule and exceptions for certain nonrecognition transactions) generally would be characterized as ordinary income to the extent of the accrued market discount on such Convertible Notes as of the Effective Date. U.S. Holders of Convertible Notes should consult their tax advisors as to the tax consequences of the market discount rules, including, without limitation, the possible application of such rules on the Convertible Notes Exchange.

B.	Other Tax Issues

Excel and certain of its subsidiaries are incorporated in the Republic of Liberia. Under the Consolidated Tax Amendments Act of 2010, Excel and its Liberian subsidiaries will be deemed non-resident Liberian corporations wholly exempted from Liberian taxation, effective as of 1977, and distributions to its shareholders (if any) will be made free of any Liberian withholding tax.

All vessels owned by Excel through its respective Debtor Vessel-owning subsidiaries, as previously stated, are managed by Maryville which is a Liberian corporation, having established a branch office in Greece, pursuant to the provisions of art. 25 of law 27/1975 (often referred to as a "Law 89 Company"). In January 2013, law 4110/2013 amended the long-standing provisions of art. 26 of law 27/1975 by imposing a fixed annual tonnage tax on vessels flying a foreign (i.e. non-Greek) flag which are managed by a Law 89 Company, establishing an identical tonnage tax regime as the one already in force for vessels flying the Greek flag. This tax varies depending on the size of the vessel, calculated in gross registered tonnage ("GRT"), as well as on the age of each vessel. As explicitly stated in the new law, payment of this tonnage tax completely satisfies ("exhausts") all income tax obligations of both the shipowning company and of all its shareholders up to the ultimate beneficial owners (no matter how many holding companies are in-between the shipowning company and the ultimate beneficial owners). Any tax payable to the state of the flag of each vessel as a result of its registration with a foreign flag registry (e.g. Liberia or the Marshall Islands) is subtracted from the amount of tonnage tax due to the Greek tax authorities. In the case of Excel, each Vessel-owning Debtor and Maryville are jointly and severally liable vis-à-vis the Greek state for payment of this tax with respect to each vessel. This means that all the Debtor Vessel-owning companies (wholly owned by Excel) as of 2013 have this added tax obligation. In addition, under the same law (4110/2013) any transfer (for whatever reason, including as a result of inheritance) of shares in a shipowning company that pays the aforementioned tonnage tax (or of a company holding shares in such shipowning company) is exempt from any tax.

C.	Importance of Obtaining Professional Tax Assistance

THE FOREGOING DISCUSSION IS INTENDED ONLY AS A SUMMARY OF CERTAIN INCOME TAX CONSEQUENCES OF THE PLAN AND IS NOT A SUBSTITUTE FOR CAREFUL TAX PLANNING WITH A TAX PROFESSIONAL. THE ABOVE DISCUSSION IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT TAX ADVICE. THE TAX CONSEQUENCES ARE IN MANY CASES UNCERTAIN AND MAY VARY DEPENDING ON A CLAIM OR HOLDER'S PARTICULAR CIRCUMSTANCES. ACCORDINGLY, HOLDERS OF CLAIMS SHOULD CONSULT THEIR TAX ADVISORS ABOUT THE UNITED STATES FEDERAL, STATE, AND LOCAL, AND APPLICABLE FOREIGN INCOME AND OTHER TAX CONSEQUENCES OF THE PLAN.

VIII.          FEASIBILITY OF THE PLAN AND BEST INTERESTS OF CREDITORS

A.	Feasibility of the Plan

The Bankruptcy Code requires that the Bankruptcy Court determine that confirmation of the Plan is not likely to be followed by liquidation or the need for further financial reorganization of the Debtors.  For purposes of showing that the Plan meets this "feasibility" standard, the Debtors have analyzed the ability of the Reorganized Debtors to meet their obligations under the Plan and retain sufficient liquidity and capital resources to conduct their business. To support their belief in the feasibility of the Plan, the Debtors have relied upon the Financial Projections set forth as Appendix F of this Disclosure Statement.  The Financial Projections show that the Reorganized Debtors should have sufficient cash to make payments required under the Plan.  Accordingly, the Debtors believe the Plan is feasible and meets the requirements of section 1129(a)(11) of the Bankruptcy Code.

THE FINANCIAL PROJECTIONS ARE BY THEIR NATURE FORWARD LOOKING, AND ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THE INFORMATION SET FORTH THEREIN.  Readers of this Disclosure Statement are cautioned not to place undue reliance on the Financial Projections, and should carefully review Section V - "Risk Factors To Be Considered" herein.  The Financial Projections should not be relied upon as necessarily indicative of future, actual recoveries.

Holders of Claims against the Debtors are advised that the Financial Projections were not prepared with a view toward compliance with the published guidelines of the American Institute of Certified Public Accountants or any other regulatory or professional agency or body or generally accepted accounting principles.  Furthermore, the Debtors' independent certified public accountants have not compiled or examined the Financial Projections and accordingly do not express any opinion or any other form of assurance with respect thereto and assume no responsibility for the Financial Projections.

In addition to the assumptions footnoted in the Financial Projections themselves, the Financial Projections also assume that (i) the Plan will be confirmed and consummated in accordance with its terms, (ii) there will be no material change in legislation or regulations, or the administration thereof, that will have an unexpected effect on the operations of the Reorganized Debtors, and (iii) there will be no material contingent or unliquidated litigation or indemnity claims applicable to the Reorganized Debtors.  Although considered reasonable by the Debtors as of the date hereof, unanticipated events and circumstances occurring after the preparation of the Financial Projections may affect actual recoveries under the Plan.

The Debtors do not intend to update or otherwise revise the Financial Projections, including any revisions to reflect events or circumstances existing or arising after the date of this Disclosure Statement or to reflect the occurrence of unanticipated events, even if any or all of the underlying assumptions do not come to fruition. Furthermore, the Debtors do not intend to update or revise the Financial Projections to reflect changes in general economic or industry conditions.

B.	Valuation Analysis

1.	Introduction

In conjunction with formulating the Plan, the Debtors have determined that it is appropriate to estimate the post-confirmation enterprise value. Accordingly, the Debtors, have directed Miller Buckfire to prepare such a valuation. In preparing the estimated total enterprise value range, Miller Buckfire has, among other things: i) conducted meetings and discussions with members of the Debtors’ management team ii) reviewed the Debtors’ business plan, including the underlying assumptions upon which it was based iii) considered certain economic and industry information relevant to the Debtors’ operating businesses iv) reviewed certain analyses prepared by other firms retained by the Debtors; and v) reviewed relevant publicly available information concerning the Debtors, the dry bulk shipping industry in which it the Debtors operates, their markets and competitors.

2.	Valuation

Four commonly accepted valuation methodologies were utilized to evaluate the post-confirmation total enterprise value of the Debtors: i) the fleet valuation methodology, ii) the comparable public companies trading multiples methodology, iii) the comparable acquisition multiples methodology and iv) the discounted cash flow methodology.

The fleet valuation methodology derives an estimated enterprise value of the Debtors based upon third-party fleet valuations. It is a common practice in the shipping industry to attain third-party fleet valuations and appraisals which are provided by shipbroking and shipping advisory firms with extensive experience in understanding the global ship purchase and sale markets.  These firms review and evaluate a substantial portion of these transactions on an ongoing basis, in addition to formulating informed views on underlying shipping markets and their influence on these transactions, giving them a current view of the market value of vessels based on a going-concern non-distressed asset sale transaction between a willing buyer and seller. These market values are based upon various factors including vessel type, vessel age, market charter rates and the market’s view of the vessel’s ability to generate a certain stream of future earnings. In performing its analysis, Miller Buckfire reviewed appraisals of the Debtors’ fleet from two independent shipping advisory firms, who conducted asset-level valuations of the Debtors’ fleet. In addition to these two independent appraisals, Miller Buckfire also evaluated current data from VesselsValue, an internationally recognized provider of vessel sale and valuation information. The average of these indications of value was used to determine an aggregate market value of the 35 vessels owned and operated by the Debtors upon emergence. The market value of the vessels was then adjusted to include the value of any above or below market charter agreements.

The comparable public companies trading multiples methodology involved identifying a reference group of publicly-traded marine transportation companies which were selected based on fleet profile, cargo and exposure to the dry bulk shipping market. Miller Buckfire subsequently evaluated each company’s enterprise value as a multiple of historical and projected EBITDA and gross asset value. Miller Buckfire used these reference group benchmarks to develop multiple ranges for the Debtors which account for differences in i) profitability profiles and ii) fleet characteristics between the reference group and the Debtors’ business.

The comparable acquisition multiples methodology involved reviewing previously announced and completed acquisitions of dry bulk vessels or fleet of vessels that are most comparable to Debtors’ fleet of dry bulk vessels. The transactions reviewed cover approximately 6 years from July 2007 to present and range in value from $100 million to $2 billion. Miller Buckfire relied on information available in public documents, company press releases and publicly-available third-party research to calculate the enterprise value multiple to gross asset value implied by the purchase price and transaction value, and applied these multiples to the gross asset value of the 35 vessels owned and operated by the Debtors upon emergence.

The discounted cash flow methodology involved deriving the unlevered free cash flows that the Debtors would generate assuming the Financial Projections (as defined herein) were realized following emergence from Chapter 11. To determine the Debtors’ enterprise value range, these cash flows and an estimated enterprise value at the end of the projection period were discounted to an assumed date of emergence from Chapter 11 of September 30, 2013, using the Debtors’ estimated weighted average cost of capital.

The total enterprise value incorporates the value attributable to Excel’s ownership in non-Debtor subsidiaries. In specific, the equity value of Excel’s 71.4% joint venture stake in Christine Shipco was estimated separately based on estimating the enterprise value of Christine Shipco LLC, utilizing the fleet valuation and discounted cash flow methodologies, and adjusting the resultant value of the equity stake for certain items related to corporate governance and ability to monetize the investment at fair value, including existing dividend distribution rights and restrictions on transferability of interest.

Utilizing the aforementioned valuation methodologies and including the value of Excel’s non-Debtor subsidiaries, Miller Buckfire estimates the total enterprise value of the Debtors to be between approximately $575 million and $625 million with a mid-point of approximately $600 million.

This valuation is based upon information available to, and analyses undertaken by, Miller Buckfire and assumes a Plan effective date of September 30, 2013. The valuation analysis reflects other factors and assumptions including a successful reorganization of the Debtors’ business and finances in a timely manner, achieving forecasts reflected in the financial projections, the amount of cash available to the Debtor upon emergence and the Plan becoming effective in accordance with its terms on a basis consistent with the estimates and other assumptions discussed herein.

Additionally, an estimate of total enterprise value is not entirely mathematical but rather, involves complex considerations and judgments concerning various factors that could affect the value of an operating business. Moreover, the value of an operating business is subject to uncertainties and contingencies that are difficult to predict and will fluctuate with changes affecting the financial conditions and prospects of such a business.

The estimate of total enterprise value set forth herein is not necessarily indicative of actual outcomes, which may be significantly more or less favorable than those set forth herein depending on the results of the Debtors’ operations or changes in industry conditions. Additionally, these estimates of value represent hypothetical values of the Debtors as the continuing operator of their businesses and assets, and do not purport to reflect or constitute estimates of the actual market value that may be realized through the sale of any securities to be issued pursuant to the Plan, which may be significantly different than the amounts set forth herein. Such estimates were developed solely for purposes of formulation and negotiation of the Plan and analysis of implied relative recoveries to creditors thereunder. The value of an operating business such as the Debtors’ businesses is subject to uncertainties and contingencies that are difficult to predict and will fluctuate with changes in factors affecting the financial condition and prospects of such businesses.

Because valuation estimates are inherently subject to uncertainties, neither the Debtors, Miller Buckfire, nor any other person assumes responsibility for their accuracy, but the Debtors believe the estimates have been prepared in good faith based on reasonable assumptions.

C.	Best Interests Test

Section 1129(a)(7) of the Bankruptcy Code requires that the Bankruptcy Court find that each entity who rejects (or is deemed to reject) the Plan will receive property with a value, as of the Effective Date, that is not less than the amount that it would receive if the Debtors were liquidated under chapter 7 of the Bankruptcy Code on that date.  This requirement is known as the "best interests of creditors" test.

In a chapter 7 case, one or more bankruptcy trustees would sell the Debtors' assets to generate cash.  In general, the net proceeds of assets encumbered by valid and perfected security interests would be paid to the creditors holding those security interests.  The remaining proceeds would be applied to the administrative expenses of the liquidation, including the trustees' fees, the fees of their professionals, and wind-down expenses.  If funds were remaining, priority claims, including certain employee and tax claims, would be paid prior to any distributions to non-priority unsecured creditors.  A chapter 7 liquidation analysis of the Debtors' assets is attached hereto as Appendix E (the "Liquidation Analysis").

The Debtors believe that the Plan meets the best interests test.  After analyzing the effect that a chapter 7 liquidation would have on the ultimate proceeds available for distribution, the Debtors, in consultation with their advisors, believe that the distributions under the Plan will be at least as much as under a chapter 7 liquidation.  The Debtors believe that any liquidation analysis in these cases is highly speculative given the nature of the Debtors' assets. However, based on the Liquidation Analysis, the Debtors believe that in a chapter 7 liquidation the net proceeds of any sale would be far less than the value provided under the Plan.

The fact that the going concern value would be higher than a liquidation value can be attributed to the following:  (i) the increased costs and expenses of liquidation under chapter 7, including the fees payable to the chapter 7 trustee and the attorneys and advisors to such trustee, (ii) additional expenses and claims, some of which would have to be paid in order to liquidate the Debtors' assets, which would be generated during the liquidation, (iii) the erosion of the value of the Debtors' assets during the liquidation process, (iv) the likelihood that vessel sale prices achieved in the "forced sale" atmosphere of a chapter 7 liquidation, particularly given current market constraints, would be significantly lower than the value which may be realized through the operation or sale of the vessels as going concerns, (v) the potential loss of any "fleet" or "pool" value, being the value derived from coordinated operation of a fleet of vessels so as to minimize ballast voyages, through the separate  sale of individual vessels,  and (vi)  the likelihood of increased opportunistic litigation and claims by counterparties to the Debtors' various agreements.

IX.          CONFIRMATION WITHOUT ACCEPTANCE OF ALL IMPAIRED CLASSES: THE 'CRAMDOWN' ALTERNATIVE

Under section 1129(b) of the Bankruptcy Code, the Bankruptcy Court may confirm a plan over the objection of an impaired rejecting class, if, among other things, at least one impaired class of claims has accepted the plan (not counting the votes of any "insiders" as defined in the Bankruptcy Code) and if the plan "does not discriminate unfairly" against and is "fair and equitable" to each impaired, rejecting class.

 Class 5 – General Unsecured Claims is Impaired and entitled to vote on the Plan. Class 9 – Section 510(b) Claims and Class 10 – Interests in Excel will receive no recovery under the Plan and are deemed to reject it.  In view of the deemed rejection of the Plan by Classes 9 and 10, and, if applicable, the rejection of the Plan by Class 5, the Debtors will seek confirmation of the Plan pursuant to the "cramdown" provisions of section 1129(b) of the Bankruptcy Code.

A plan does not discriminate unfairly within the meaning of the Bankruptcy Code if a dissenting class is treated substantially equivalent with respect to other classes of equal rank. Courts will take into account a number of factors in determining whether a plan discriminates unfairly, including whether the discrimination has a reasonable basis, whether the debtor can carry out a plan without such discrimination, whether such discrimination is proposed in good faith, and the treatment of the class that alleges discrimation. Courts have also held that it is appropriate to classify unsecured creditors separately if the differences in classification are in the best interest of the creditors, foster reorganization efforts, do not violate the absolute priority rule, and do not needlessly increase the number of classes.

Class 5 – General Unsecured Claims will receive a 3% recovery under the Plan.  Class 9 – Section 510(b) Claims, and Class 10 – Interests in Excel will both receive zero recovery under the Plan. The Claims and Interests in these Classes are likewise properly subordinated to all other Claims of any nature, and/or are legally distinct. Accordingly, the Plan does not discriminate unfairly against holders of Claims and Interests in Classes 5, 9 and 10.

A plan is fair and equitable as to a class of unsecured claims that rejects a plan if the plan provides (a) for each holder of a claim included in the rejecting class to receive or retain on account of that claim property that has a value, as of the effective date of the plan, equal to the allowed amount of such claim; or (b) that the holder of any claim or interest that is junior to the claims of such class will not receive or retain on account of such junior claim or interest any property at all. A plan is fair and equitable as to a class of equity interests that rejects a plan if the plan provides (a) that each holder of an interest included in the rejecting class receive or retain on account of that interest property that has a value, as of the effective date of the plan, equal to the greatest of the allowed amount of any fixed liquidation preference to which such holder is entitled, any fixed redemption price to which such holder is entitled, or the value of such interest; or (b) that the holder of any interest that is junior to the interests of such class will not receive or retain any property at all on account of such junior interest under the plan.

The Plan is fair and equitable with respect to Classes 5, 9 and 10.  First, there are no holders of any Claims against or Interests in the Debtors junior to the Claims and Interests in Classes 5, 9 and 10, respectively, who will receive or retain any property under the Plan on account of such junior claim or interest. Second, pursuant to the Plan, no holders of Claims against or Interests in the Debtors senior to Classes 5, 9 and 10 are receiving more than full payment on account of such Claims against or Interests in the Debtors.  Thus, the Debtors submit that the Plan is structured such that it does not "discriminate unfairly" and is "fair and equitable" to each impaired rejecting class.

X.          ALTERNATIVES TO CONFIRMATION AND CONSUMMATION OF THE PLAN

If the requisite acceptances are not received or if the Plan is not confirmed, the Debtors could attempt to formulate and propose a different plan or plans of reorganization.  Such a plan or plan(s) might involve either a reorganization and continuation of the Debtors' businesses or an orderly liquidation of assets.

CONCLUSION AND RECOMMENDATION

The Debtors believe that confirmation and implementation of the Plan is preferable to any other alternative under the circumstances.  Other alternatives would involve significant delay, uncertainty, substantial additional administrative costs, and/or a lower recovery to the holders of impaired claims.

Consequently, the Debtors urge all holders of impaired claims to vote to accept the Plan and to evidence their acceptance by duly completing and returning their ballots so that they will be received on or before 5:00 p.m., prevailing eastern time, on June 28, 2013 by the Voting Agent.
Dated:            June 10, 2013

EXCEL MARITIME CARRIERS LTD.
(for itself and on behalf of the other Debtors)

By:	/s/ Pavlos Kanellopoulos
	Name:	Pavlos Kanellopoulos
	Title:	Chief Financial Officer

Jay M. Goffman
Mark A. McDermott
Suzanne D.T. Lovett
SKADDEN, ARPS, SLATE, MEAGHER
& FLOM LLP
Four Times Square
New York, New York 10036-6522
(212) 735-3000
Email: Jay.Goffman@skadden.com
Email: Mark.McDermott@skadden.com
Email: Suzanne.Lovett@skadden.com

APPENDIX A

TO

DISCLOSURE STATEMENT
OF EXCEL MARITIME CARRIERS LTD. AND CERTAIN OF ITS AFFILIATES

JOINT PREPACKAGED CHAPTER 11 PLAN OF REORGANIZATION
OF EXCEL MARITIME CARRIERS LTD. AND CERTAIN OF ITS AFFILIATES

SKADDEN, ARPS, SLATE, MEAGHER
  & FLOM LLP
Jay M. Goffman
Mark A. McDermott
Suzanne D.T. Lovett
Four Times Square
New York, New York 10036
(212) 735-3000

Proposed Counsel for Debtors and
  Debtors in Possession

UNITED STATES BANKRUPTCY COURT SOUTHERN DISTRICT OF NEW YORK
- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -	x
In re: EXCEL MARITIME CARRIERS LTD., et al., Debtors.	:	Chapter 11 Case No. [ ]
:
:
:
:
:
:
- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -	x

JOINT PREPACKAGED CHAPTER 11 PLAN OF REORGANIZATION OF EXCEL MARITIME CARRIERS LTD. AND CERTAIN OF ITS AFFILIATES

Dated: June 10, 2013

TABLE OF CONTENTS

Page
ARTICLE I DEFINED TERMS AND RULES OF INTERPRETATION
1.1	363 Sale Motion	1
1.2	Administrative Agent	1
1.3	Administrative Claim	1
1.4	Allowed	1
1.5	Amended and Restated Senior Secured Credit Facility	1
1.6	Avoidance Action	2
1.7	Bankruptcy Code	2
1.8	Bankruptcy Court	2
1.9	Bankruptcy Rules	2
1.10	Bareboat Charter Settlement Claims	2
1.11	Business Day	2
1.12	Cash	2
1.13	Causes of Action	2
1.14	Chapter 11 Case(s)	2
1.15	Christine Shipco Facility	3
1.16	Christine Shipco Facility Guaranty	3
1.17	Christine Shipco Facility Secured Guaranty Claim	3
1.18	Christine Shipco Guaranty Security	3
1.19	Claim	3
1.20	Class	3
1.21	Confirmation	3
1.22	Confirmation Date	3
1.23	Confirmation Hearing	3
1.24	Confirmation Order	3
1.25	Creditors' Committee	3
1.26	D&O Liability Insurance Policies	3
1.27	Debtors	3
1.28	Disclosure Statement	4
1.29	Disputed Claim	4
1.30	Effective Date	4
1.31	Escrow Agreement	4
1.32	Escrow Funds	4

1.33	Estate(s)	4
1.34	Excel	4
1.35	Exculpated Claim	4
1.36	Exculpated Parties	5
1.37	Exhibit	5
1.38	Final Order	5
1.39	General Unsecured Claim	5
1.40	Holder	5
1.41	Impaired	5
1.42	Indemnification Provisions	5
1.43	Intercompany Claim	5
1.44	Interest	5
1.45	Lien	5
1.46	Litigation Claim	5
1.47	Loan Documents	6
1.48	New Cash Flow Note	6
1.49	New Common Stock	6
1.50	Non-Tax Priority Claim	6
1.51	Noteholder Claims	6
1.52	Odell/Minta Facility	6
1.53	Odell/Minta Facility Guaranty	6
1.54	Odell/Minta Term Sheet	6
1.55	Other Secured Claims	6
1.56	Person	6
1.57	Petition Date	6
1.58	Plan	6
1.59	Plan Supplement	7
1.60	Priority Tax Claim	7
1.61	Professional	7
1.62	Professional Fee Claim	7
1.63	Reinstated	7
1.64	Released Parties	7
1.65	Reorganized	7
1.66	Reorganized Excel	7
1.67	Requisite Consenting Lenders	8
1.68	Retained Actions	8
1.69	Section 510(b) Claim	8

1.70	Secured	8
1.71	Secured Lenders	8
1.72	Securities Act	8
1.73	Steering Committee	8
1.74	Subsidiary Debtors	8
1.75	Swap Claims	8
1.76	Syndicate Credit Facility	8
1.77	Syndicate Credit Facility Claim	9
1.78	Trade Claims	9
1.79	Unimpaired	9
1.80	Unsecured Swaps	9
ARTICLE II TREATMENT OF UNCLASSIFIED CLAIMS
2.1	Administrative Claims	10
2.2	Priority Tax Claim	10
2.3	Professional Fees	11
ARTICLE III CLASSIFICATION AND TREATMENT OF CLAIMS AND INTERESTS
3.1	Introduction	11
3.2	Summary of Classes	11
3.3	Treatment of Classes	12
3.4	Intercompany Claims	14
3.5	Special Provision Regarding Unimpaired Classes of Claims	14
ARTICLE IV ACCEPTANCE OF THIS PLAN
4.1	Classes Entitled to Vote	15
4.2	Elimination of Classes	15
4.3	Cramdown	15
ARTICLE V MEANS FOR IMPLEMENTATION OF THIS PLAN
5.1	Continued Legal Existence	15
5.2	Post-Confirmation Funding	15
5.3	Disposition of Odell International Ltd. and Minta Holdings S.A.	15
5.4	Section 1145 Exemption	15
5.5	Corporate Action	16
5.6	Effectuating Documents; Further Transactions	16

5.7	Preservation of Causes of Action	16
5.8	Exemption From Certain Transfer Taxes and Recording Fees	16
5.9	Dissolution of Creditors' Committee	16
5.10	Cancellation of Existing Securities and Agreements	17
5.11	Officers and Directors of Reorganized Excel	17
5.12	Officers and Directors of Reorganized Debtors other than Excel.	17
ARTICLE VI PROVISIONS GOVERNING DISTRIBUTIONS
6.1	Allowed Claims and Interests	18
6.2	Fractional Shares	18
6.3	Withholding and Reporting Requirements	18
6.4	Setoffs	18
ARTICLE VII TREATMENT OF EXECUTORY CONTRACTS AND UNEXPIRED LEASES
7.1	Assumption of Executory Contracts and Unexpired Leases	18
7.2	D&O Liability Insurance Policies and Indemnification Provisions	18
7.3	Adequate Assurance.	19
ARTICLE VIII CONFIRMATION AND CONSUMMATION OF THIS PLAN
8.1	Condition To Entry of the Confirmation Order	19
8.2	Conditions To Effective Date	19
8.3	Waiver Of Conditions	20
ARTICLE IX EFFECT OF PLAN CONFIRMATION
9.1	Binding Effect	20
9.2	Revesting of Assets	20
9.3	Compromise and Settlement of Claims and Interests	20
9.4	Discharge of the Debtors	21
9.5	Releases and Related Matters	21
9.6	Exculpation and Limitation of Liability	23
9.7	Injunction	23
9.8	Term of Bankruptcy Injunction or Stays	24
ARTICLE X RETENTION OF JURISDICTION
10.1	Retention of Jurisdiction	24
10.2	Failure of Bankruptcy Court to Exercise Jurisdiction	25

ARTICLE XI MISCELLANEOUS PROVISIONS
11.1	Payment Of Statutory Fees	26
11.2	Amendment Or Modification Of This Plan	26
11.3	Revocation, Withdrawal, or Non-Consummation	26
11.4	Notice	26
11.5	Governing Law	27

EXHIBITS

EXHIBIT A  -  Summary of Principal Terms of the New Cash Flow Note

EXHIBIT B  -  Odell/Minta Term Sheet

INTRODUCTION

Excel Maritime Carriers Ltd. and its affiliated debtors and debtors-in-possession in the above-captioned cases (collectively, the "Debtors") propose the following joint prepackaged chapter 11 plan of reorganization for the resolution of the outstanding Claims against and Interests in the Debtors.  Reference is made to the Disclosure Statement, filed contemporaneously herewith, for a discussion of (i) certain information relating to the Debtors, (ii) a summary and analysis of this Plan, and (iii) certain matters related to the confirmation and the consummation of this Plan.  Subject to certain restrictions and requirements set forth in section 1127 of title 11 of the United States Code and Rule 3019 of the Federal Rules of Bankruptcy Procedure, and, subject to Section 11.3 herein, the Debtors reserve the right to alter, amend, modify, revoke, or withdraw this Plan.

ARTICLE I

DEFINED TERMS AND RULES OF INTERPRETATION

Defined Terms.  As used herein, capitalized terms shall have the meanings set forth below.  Any term that is not otherwise defined herein, but that is used in the Bankruptcy Code or the Bankruptcy Rules, shall have the meaning given to that term in the Bankruptcy Code or the Bankruptcy Rules, as applicable.

1.1           363 Sale Motion means the motion filed by the Debtors on the Petition Date seeking approval, pursuant to section 363 of the Bankruptcy Code, to sell the assets of Debtors Odell International Ltd. and Minta Holdings S.A.

1.2           Administrative Agent means Nordea Bank Finland PLC, London Branch, in its capacity as administrative agent under the Syndicate Credit Facility, or its successor in such capacity.

1.3           Administrative Claim means a Claim for costs and expenses of administration of the Chapter 11 Cases under sections 503(b) or 507(b) of the Bankruptcy Code, including, but not limited to:  (a) any actual and necessary costs and expenses, incurred on or after the Petition Date, of preserving the Estates and operating the businesses of the Debtors; (b)  Professional Fee Claims; (c) all fees and charges assessed against the Estates under section 1930 of title 28 of the United States Code, and (d) claims under section 503(b)(9) of the Bankruptcy Code.

1.4           Allowed means, with respect to any Claim, such Claim or any portion thereof that has been allowed (a) by a Final Order of the Bankruptcy Court, (b) pursuant to the terms of this Plan, (c) by agreement between the Holder of such Claim and the Debtors or Reorganized Debtors, or (d) by an order of a court in which such Claim could have been determined, resolved or adjudicated if the Chapter 11 Cases had not been commenced.

1.5           Amended and Restated Senior Secured Credit Facility means that certain amended and restated financing facility to be entered into between Reorganized Excel and its Subsidiary Reorganized Debtors and the lenders party thereto on the Effective Date, a form of which will be filed as part of the Plan Supplement.

1.6           Avoidance Action means any claim or cause of action of an Estate arising out of or maintainable pursuant to sections 506(c), 510, 542, 543, 544, 545, 547, 548, 549, 550, 551, 552(b) or 553 of the Bankruptcy Code or under any other similar applicable law, regardless of whether or not such action has been commenced prior to the Effective Date.

1.7           Bankruptcy Code means title 11 of the United States Code, as now in effect or hereafter amended to the extent such amendments apply to the Chapter 11 Cases.

1.8           Bankruptcy Court means the United States Bankruptcy Court for the Southern District of New York, or any other court with jurisdiction over the Chapter 11 Cases.

1.9           Bankruptcy Rules means the Federal Rules of Bankruptcy Procedure and the local rules of the Bankruptcy Court, as now in effect or hereafter amended to the extent such amendments apply to the Chapter 11 Cases.

1.10           Bareboat Charter Settlement Claims means claims arising against Excel under that certain settlement, dated as of December 5, 2012, among Coal Glory AS, Iron Man AS, Linda Leah AS, Excel and certain of Excel's non-Debtor Subsidiaries.

1.11           Business Day means any day, other than a Saturday, Sunday, or "legal holiday" (as defined in Bankruptcy Rule 9006(a)).

1.12           Cash means legal tender of the United States of America, and equivalents thereof.

1.13           Causes of Action means any action, proceeding, agreement, claim, cause of action, controversy, demand, right, Lien, indemnity, guaranty, suit, obligation, liability, damage, judgment, account, defense, offset, power, privilege, license and franchise of any kind or character whatsoever, known, unknown, contingent or non-contingent, matured or unmatured, suspected or unsuspected, liquidated or unliquidated, disputed or undisputed, secured or unsecured, assertable directly or derivatively, whether arising before, on, or after the Petition Date, in contract or in tort, in law or in equity or pursuant to any other theory of law. Causes of Action also include: (a) any right of setoff, counterclaim or recoupment and any claim on contracts or for breaches of duties imposed by law or in equity; (b) the right to object to Claims or Interests; (c) any claim pursuant to section 362 or chapter 5 of the Bankruptcy Code; (d) any claim or defense including fraud, mistake, duress and usury and any other defenses set forth in section 558 of the Bankruptcy Code; (e) any state law fraudulent transfer claim; and (f) any claim listed in the Plan Supplement.

1.14           Chapter 11 Case(s) means (a) when used with reference to a particular Debtor, the case under chapter 11 of the Bankruptcy Code commenced by such Debtor in the Bankruptcy Court and (b) when used with reference to all Debtors, the cases under chapter 11 of the Bankruptcy Code commenced by the Debtors in the Bankruptcy Court.

1.15           Christine Shipco Facility means that certain secured loan agreement, dated as of April 26, 2010, as amended and supplemented by a first supplemental agreement dated as of July 27, 2011, and as further amended and supplemented by a second supplemental agreement dated as of March 30, 2012, between non-Debtor Christine Shipco LLC, as borrower, and DVB Bank SE, as lender.

1.16           Christine Shipco Facility Guaranty means that certain guarantee and indemnity dated as of March 30, 2012 made between Excel, as guarantor, and DVB Bank SE.

1.17           Christine Shipco Facility Secured Guaranty Claim means any Claim pursuant to the terms of the Christine Shipco Facility Guaranty equal to the value of the Christine Shipco Guaranty Security.

1.18           Christine Shipco Guaranty Security means the interest in Christine Shipco LLC owned by Excel.

1.19           Claim means a "claim" as defined in section 101(5) of the Bankruptcy Code.

1.20           Class means a category of Claims or Interests, as described in Article III hereof.

1.21           Confirmation means the confirmation of this Plan by the Bankruptcy Court pursuant to section 1129 of the Bankruptcy Code.

1.22           Confirmation Date means the date on which the Confirmation Order is entered on the docket of the Bankruptcy Court.

1.23           Confirmation Hearing means the hearing held by the Bankruptcy Court pursuant to section 1128 of the Bankruptcy Code to consider confirmation of this Plan, as such hearing may be adjourned or continued from time to time.

1.24           Confirmation Order means the order of the Bankruptcy Court confirming this Plan pursuant to section 1129 of the Bankruptcy Code.

1.25           Creditors' Committee means the statutory committee of unsecured creditors, if any, appointed in the Chapter 11 Cases pursuant to section 1102 of the Bankruptcy Code.

1.26           D&O Liability Insurance Policies means all insurance policies of any of the Debtors for directors', managers' and officers' liability.

1.27           Debtors means Excel Maritime Carriers LLC, Excel Maritime Carriers Ltd., Amanda Enterprises Ltd., Barland Holdings Inc., Candy Enterprises Inc., Castalia Services Ltd., Centel Shipping Company Ltd., Coal Gypsy Shipco LLC, Coal Hunter Shipco LLC, Coal Pride Shipco LLC, Fianna Navigation S.A., Fountain Services Ltd., Grain Express Shipco LLC, Grain Harvester Shipco LLC, Harvey Development Corp., Ingram Ltd., Iron Anne Shipco LLC, Iron Beauty Shipco LLC, Iron Bill Shipco LLC, Iron Bradyn Shipco LLC, Iron Brooke Shipco

LLC, Iron Fuzeyya Shipco LLC, Iron Kalypso Shipco LLC, Iron Knight Shipco LLC, Iron Lindrew Shipco LLC, Iron Manolis Shipco LLC, Iron Miner Shipco LLC, Iron Vassilis Shipco LLC, Kirmar Shipco LLC, Lowlands Beilun Shipco LLC, Marias Trading Inc., Minta Holdings S.A., Odell International Ltd., Ore Hansa Shipco LLC, Pascha Shipco LLC, Point Holdings Ltd., Sandra Shipco LLC, Santa Barbara Shipco LLC, Snapper Marine Ltd., Tanaka Services Ltd., Teagan Shipholding S.A., Thurman International Ltd., Whitelaw Enterprises Co., and Yasmine International Inc.

1.28           Disclosure Statement means the Disclosure Statement with Respect to the Joint Prepackaged Chapter 11 Plan of Reorganization of Excel Maritime Carriers Ltd. and Certain of its Affiliates dated June 10, 2013.

1.29           Disputed Claim means (a) any Claim as to which the Debtors have interposed an objection or request for estimation in accordance with the Bankruptcy Code and the Bankruptcy Rules, or any claim otherwise disputed by the Debtors, the Reorganized Debtors, or other party-in-interest in accordance with applicable law, which objection has not been withdrawn or determined by a Final Order, (b) if there are schedules, any Claim scheduled by the Debtors as contingent, unliquidated, or disputed, (c) any Claim which amends a Claim scheduled by the Debtors as contingent, unliquidated, or disputed, or (d) any Claim prior to it having become an Allowed Claim.

1.30           Effective Date means a Business Day on or after the Confirmation Date specified by the Debtors on which (a) no stay of the Confirmation Order is in effect and (b) the conditions to effectiveness set forth in Article VIII hereof have been satisfied or waived.

1.31           Escrow Agreement means that certain Escrow Agreement dated March 29, 2012, by and between Excel and Seward & Kissel LLP, as escrow agent, as amended from time to time.

1.32           Escrow Funds has the meaning set forth in Section 5.2 below.

1.33           Estate(s) means, individually, the estate of any of the Debtors and, collectively, the estates of all of the Debtors created under section 541 of the Bankruptcy Code.

1.34           Excel means Excel Maritime Carriers Ltd.

1.35           Exculpated Claim means any Claim related to any act or omission in connection with, relating to or arising out of the Debtors’ in or out of court restructuring efforts, the Debtors’ Chapter 11 Cases, formulation, preparation, dissemination, negotiation or filing of the Disclosure Statement or the Plan, or any contract, instrument, release or other agreement or document created or entered into in connection with the Disclosure Statement or the Plan, the filing of the Chapter 11 Cases, the pursuit of Confirmation, the pursuit of consummation of the Plan, the administration and implementation of the Plan, including the issuance of Plan securities, or the distribution of property under the Plan or any other related agreement; provided, however, that Exculpated Claims shall not include any act or omission that is determined in a Final Order to have constituted willful misconduct, or intentional fraud to the extent imposed by applicable non-bankruptcy law. For the avoidance of doubt, no Cause of Action, obligation or liability expressly set forth in or preserved by the Plan or the Plan Supplement constitutes an Exculpated Claim.

1.36           Exculpated Parties means the Released Parties.

1.37           Exhibit means an exhibit annexed to either this Plan or as an appendix to the Disclosure Statement, as amended, modified or supplemented from time to time.

1.38           Final Order means an order or judgment, the operation or effect of which has not been reversed, stayed, modified, or amended, and as to which order or judgment (a) the time to appeal, seek certiorari, or request reargument or further review or rehearing has expired and no appeal, petition for certiorari, or request for reargument or further review or rehearing has been timely filed, or (b) any appeal that has been or may be taken or any petition for certiorari or request for reargument or further review or rehearing that has been or may be filed, has been resolved by the highest court to which the order or judgment was appealed, from which certiorari was sought, or to which the request was made, and no further appeal or petition for certiorari or request for reargument or further review or rehearing has been or can be taken or granted.

1.39           General Unsecured Claim means any unsecured Claim against Excel that is not a Trade Claim, Litigation Claim or Section 510(b) Claim and includes, inter alia, all Noteholder Claims, Bareboat Charter Settlement Claims, and Swap Claims.

1.40           Holder means a holder of a Claim or Interest, as applicable.

1.41           Impaired means, when used in reference to a Claim, a Claim that is in a class that is impaired within the meaning of section 1124 of the Bankruptcy Code.

1.42           Indemnification Provisions means each of the indemnification provisions, agreements or obligations in place as of the Petition Date, whether in the bylaws, certificate of incorporation or other formation documents, board resolutions or employment contracts, for the Debtors and the current and former directors, officers, members, employees, attorneys, other professionals and agents of the Debtors.

1.43           Intercompany Claim means any Claim held by a Debtor or Non-Debtor affiliate against a Debtor or Non-Debtor affiliate.

1.44           Interest means the legal, equitable, contractual, and other rights of any Person with respect to any capital stock or other ownership interest in any Debtor, whether or not transferable, and any option, warrant, or right to purchase, sell, or subscribe for an ownership interest or other equity security in any Debtor.

1.45           Lien has the meaning set forth in section 101(37) of the Bankruptcy Code.

1.46           Litigation Claim means any Cause of Action against any Debtor other than a Section 510(b) Claim.

1.47           Loan Documents means the "Loan Documents" as defined in the Syndicate Credit Facility.

1.48           New Cash Flow Note means the unsecured note to be issued to Holders of General Unsecured Claims on the Effective Date, the principal terms of which are summarized in Exhibit A.  A form of the New Cash Flow Note will be included in the Plan Supplement.

1.49           New Common Stock means the common stock of Reorganized Excel.

1.50           Non-Tax Priority Claim means a Claim, other than an Administrative Claim or Priority Tax Claim, which is entitled to priority in payment pursuant to section 507(a) of the Bankruptcy Code.

1.51           Noteholder Claims means all Claims against Excel of Holders of 1.875% unsecured senior convertible notes issued by Excel pursuant to that certain indenture dated October 10, 2007 with Deutsche Bank Trust Company Americas as indenture trustee.

1.52           Odell/Minta Facility means that certain secured loan facility agreement dated as of November 27, 2007, as amended and supplemented by a first supplemental agreement dated as of March 31, 2009, a second supplemental agreement dated as of February 28, 2011, a third supplemental agreement dated as of July 27, 2011 and a fourth supplemental agreement dated as of March 29, 2012, between Excel’s Subsidiaries Minta Holdings S.A. and Odell International Ltd., as borrowers, and Credit Suisse, as lender.

1.53           Odell/Minta Facility Guaranty means that certain guarantee and indemnity, dated as of November 27, 2007, made between Excel and Credit Suisse in respect of the Odell/Minta Facility.

1.54           Odell/Minta Term Sheet means the term sheet for disposition of the collateral securing the Odell/Minta Facility attached hereto as Exhibit B.

1.55           Other Secured Claims means all secured Claims other than Syndicate Credit Facility Claims.

1.56           Person means a "person" as defined in section 101(41) of the Bankruptcy Code and also includes any natural person, corporation, general or limited partnership, limited liability company, joint venture, joint stock company, firm, trust, estate, unincorporated organization, association, government, governmental agency, or other entity, in each case whether acting in an individual, fiduciary or other capacity.

1.57           Petition Date means, with respect to a Debtor, the date on which such Debtor filed its petition for relief commencing its Chapter 11 Case.

1.58           Plan means this chapter 11 plan of reorganization, including the Exhibits and all supplements, appendices, and schedules hereto, either in its current form or as the same may be amended, modified or supplemented from time to time with the consent of the Requisite Consenting Lenders.

1.59           Plan Supplement means the compilation of documents, schedules and exhibits to the Plan to be filed by the Debtors, including any exhibits to the Plan to the extent not already attached, and including the identity of the members of the new board of directors of Reorganized Excel, which shall be filed at least five days prior to the deadline that the Bankruptcy Court sets for parties in interest to file objections to Confirmation, and shall be in form and substance satisfactory to the Requisite Consenting Lenders.

1.60           Priority Tax Claim means a Claim of a governmental unit of the kind specified in sections 502(i), 507(a)(8), or 1129(a)(9)(D) of the Bankruptcy Code.

1.61           Professional means (a) any professional employed in the Chapter 11 Cases pursuant to sections 327, 328, or 1103 of the Bankruptcy Code or otherwise and (b) any professional or other entity seeking compensation or reimbursement of expenses in connection with the Chapter 11 Cases pursuant to section 503(b)(4) of the Bankruptcy Code.

1.62           Professional Fee Claim means an Administrative Claim of a Professional for compensation for services rendered or reimbursement of costs, expenses, or other charges incurred on or after the Petition Date and prior to and including the Effective Date.

1.63           Reinstated means (a) leaving unaltered the legal, equitable, and contractual rights to which a Claim entitles the Holder of such Claim so as to leave such Claim Unimpaired in accordance with section 1124 of the Bankruptcy Code; provided, however, that any contractual right that does not pertain to the payment when due of principal and interest on the obligation on which such Claim is based, including, but not limited to, financial covenant ratios, negative pledge covenants, covenants or restrictions on merger or consolidation, and affirmative covenants regarding corporate existence, prohibiting certain transactions, change of control or actions contemplated by this Plan, or conditioning such transactions or actions on certain factors, shall not be required to be cured to achieve reinstatement, provided further that the Debtors may, at their option, satisfy their obligations to the holder of a Secured Claim that has been Reinstated by surrendering the property that is security for such a claim at the time such Reinstated Claim matures or otherwise comes due.

1.64           Released Parties means (a) the Debtors, (b) Argon S.A., Boston Industries S.A. Starling Trading Co, Jake Trading Inc., Tanew Holdings Inc., Lhada Holdings Inc., and Ivory Shipping Inc.; (c) the Administrative Agent, in its capacity as such, (d) the Steering Committee and its members, in their capacity as such, (e) the Creditors' Committee and its members, if any, in their capacity as such; (f) the Secured Lenders, in their capacity as such, and (g) with respect to each of the foregoing persons in clauses (a) through (f), such Persons' subsidiaries, affiliates, members, officers, directors, agents, financial advisors, accountants, investment bankers, consultants, attorneys, employees, partners, affiliates and representatives, in each case, only in their capacity as such.

1.65           Reorganized means, with respect to a Debtor, the successor to such Debtor on and after the Effective Date.

1.66           Reorganized Excel means Excel on and after the Effective Date.

1.67           Requisite Consenting Lenders means Secured Lenders holding more than two thirds in value and one half in number of the Syndicate Credit Facility Claims.

1.68           Retained Actions means all claims, causes of action, rights of action, suits and proceedings, whether in law or in equity, whether known or unknown, which any Debtor, any Debtor's Estate, or any Reorganized Debtor may hold against any Person, including, without limitation, (a) claims and causes of action brought prior to the Effective Date, (b) claims and causes of action against any Persons for failure to pay for products or services provided or rendered by any of the Debtors or Reorganized Debtors, (c) claims and causes of action relating to strict enforcement of any of the Debtors' or Reorganized Debtors' intellectual property rights, including patents, copyrights and trademarks, (d) claims and causes of action seeking the recovery of any of the Debtors' or the Reorganized Debtors' accounts receivable or other receivables or rights to payment created or arising in the ordinary course of any of the Debtors' or the Reorganized Debtors' businesses, including, without limitation, claim overpayments and tax refunds, and (e) all Avoidance Actions; provided, however, that Retained Actions shall not include those claims, causes of action, rights of action, suits and proceedings, whether in law or in equity, whether known or unknown, released under Article IX herein.

1.69           Section 510(b) Claim means any Claim of the type described in section 510(b) of the Bankruptcy Code.

1.70           Secured means, when referring to a Claim, (a) secured by a Lien on property in which the Estate of a Debtor against which the Claim is asserted has an interest, which Lien is valid, perfected and enforceable pursuant to applicable law or by reason of a Bankruptcy Court order, to the extent of the value of the creditor's interest in the Estate's interest in such property as determined pursuant to section 506(a) of the Bankruptcy Code; (b) subject to setoff pursuant to section 553 of the Bankruptcy Code, to the extent of the value of the property subject to setoff; or (c) otherwise Allowed pursuant to the Plan as a Secured Claim.

1.71           Secured Lenders means those lenders party to the Syndicate Credit Facility from time to time and their affiliates holding Syndicate Credit Facility Claims.

1.72           Securities Act means the Securities Act of 1933, as amended, and the rules and regulations promulgated pursuant thereto.

1.73           Steering Committee means that certain steering committee of Secured Lenders.

1.74           Subsidiary Debtors means each of the Debtors other than Excel.

1.75           Swap Claims means all Claims of counterparties to the Unsecured Swaps.

1.76           Syndicate Credit Facility means that certain Senior Secured Credit Facility, dated as of April 14, 2008 as amended by Amendment No. 1 to Senior Secured Credit Facility, dated as of March 31, 2009, as further amended by Amendment No. 2 to Senior Secured Credit Facility, dated as of June 1, 2010, as further amended by Amendment No. 3 to Senior Secured Credit Facility, dated as of December 23, 2010, as further amended by Amendment No.

4 to Senior Secured Credit Facility, dated as of July 22, 2011, as further amended by Amendment No. 5 to Senior Secured Credit Facility, dated as of March 30, 2012, as corrected by Immaterial Error Correction, dated as of August 21, 2012, as further amended by Amendment No. 6 to Senior Secured Credit Facility, dated as of September 30, 2012, as further amended by Amendment No. 7 to the Senior Secured Credit Facility dated as of December 31, 2012, as further amended by Amendment No. 8 to the Senior Secured Credit Facility dated as of January 31, 2013, as further amended by Amendment No. 9 to the Senior Secured Credit Facility dated as of February 28, 2013, as further amended by Amendment No. 10 to the Senior Secured Credit Facility dated as of March 31, 2013, as further amended by Amendment 11 to the Senior Secured Credit Facility dated as of April 30, 2013 and as otherwise amended, modified or supplemented from time to time.

1.77           Syndicate Credit Facility Claim means any Claim arising under the Syndicate Credit Facility or the Loan Documents.

1.78           Trade Claims means all unsecured claims that are neither General Unsecured Claims nor Litigation Claims, and includes (i) all unsecured claims asserted against Subsidiary Debtors, including claims arising from the provision of goods, materials or services by trade vendors and service providers, including commissions related thereto, incurred by the Subsidiary Debtors in the ordinary course of the Subsidiary Debtors' business and (ii) those unsecured claims asserted against Excel arising from the provision of goods, materials or services by trade vendors or service providers, including commissions related thereto, incurred by Excel in the ordinary course of Excel's business.

1.79           Unimpaired means a Claim or Interest that is not impaired within the meaning of section 1124 of the Bankruptcy Code.

1.80           Unsecured Swaps means the unsecured interest rate swaps entered into between (a) Excel and Eurobank EFG Private Bank Luxembourg S.A. on March 29, 2011; and (b) Excel and Marfin Popular Bank Public Co. Ltd., Greek Branch on July 11, 2011.

Rules Of Interpretation And Computation Of Time.  For purposes of this Plan, unless otherwise provided herein:  (a) whenever from the context it is appropriate, each term, whether stated in the singular or the plural, shall include both the singular and the plural; (b) unless otherwise provided in this Plan, any reference in this Plan to a contract, instrument, release, or other agreement or document being in a particular form or on particular terms and conditions means that such document shall be substantially in such form or substantially on such terms and conditions with any modifications subject to the consent of the Debtors and the Requisite Consenting Lenders; (c) any reference in this Plan to an existing document or schedule filed or to be filed means such document or schedule, as it may have been or may be amended, modified, or supplemented pursuant to this Plan; (d) any reference to an entity as a Holder of a Claim or Interest includes that entity's successors and assigns; (e) all references in this Plan to Sections and Articles are references to Sections and Articles of or to this Plan; (f) the words "herein," "hereunder," and "hereto" refer to this Plan in its entirety rather than to a particular portion of this Plan; (g) captions and headings to Articles and Sections are inserted for convenience of reference only and are not intended to be a part of or to affect the interpretation of this Plan; (h) the rules of construction set forth in section 102 of the Bankruptcy Code shall apply; (i) in computing any period of time prescribed or allowed by this Plan, the provisions of Bankruptcy Rule 9006(a) shall apply; (j) "including" means "including without limitation;" and (k) with reference to any distribution under this Plan, "on" a date means on or as soon as reasonably practicable after that date.

Exhibits.  All Exhibits are incorporated into and are a part of this Plan as if set forth in full herein, and, to the extent not annexed hereto, such Exhibits shall be filed with the Bankruptcy Court on or after the Petition Date, but in any event, at least five days prior to the deadline that the Bankruptcy Court sets for parties in interest to file objections to Confirmation, and shall be in form and substance satisfactory to the Requisite Consenting Lenders.  Holders of Claims and Interests may obtain a copy of the Exhibits upon written request to the Debtors.  Upon their filing, the Exhibits may be inspected (i) in the office of the clerk of the Bankruptcy Court or its designee during normal business hours; (ii) on the Bankruptcy Court's website at http://www.nysb.uscourts.gov (registration required) or (iii) at the Debtors' noticing agent's website at www.donlinrecano.com/EXM at no charge.

ARTICLE II

TREATMENT OF UNCLASSIFIED CLAIMS

In accordance with section 1123(a)(1) of the Bankruptcy Code, Administrative Claims and Priority Tax Claims are not classified and are not entitled to vote on this Plan.

2.1           Administrative Claims.  On, or as soon as reasonably practicable after, the latest of (a) the Effective Date, (b) the date on which an Administrative Claim becomes an Allowed Administrative Claim, or (c) the date on which an Allowed Administrative Claim becomes payable under any agreement relating thereto, each Holder of such Allowed Administrative Claim shall receive, in full and final satisfaction, settlement, release, and discharge of, and in exchange for, such Allowed Administrative Claim, Cash equal to the unpaid portion of such Allowed Administrative Claim.  Notwithstanding the foregoing, (y) any Allowed Administrative Claim based on a liability incurred by a Debtor in the ordinary course of business during the Chapter 11 Cases may be paid in the ordinary course of business in accordance with the terms and conditions of any agreement relating thereto and (z) any Allowed Administrative Claim may be paid on such other terms as may be agreed to between the Holder of such Claim and the Debtors or the Reorganized Debtors.

2.2           Priority Tax Claim.  On, or as soon as reasonably practicable after, the later of (a) the Effective Date or (b) the date on which a Priority Tax Claim becomes an Allowed Priority Tax Claim, each Holder of an Allowed Priority Tax Claim shall receive, in full and final satisfaction, settlement, release, and discharge of, and in exchange for, such Allowed Priority Tax Claim, in the sole discretion of the Debtors, (i) Cash equal to the unpaid portion of such Holder's Allowed Priority Tax Claim, (ii) treatment in any other manner such that such Holder's Allowed Priority Tax Claim shall be paid in accordance with the provisions of section 1129(a)(9)(C) of the Bankruptcy Code, or (iii) such other treatment as to which the Debtors or the Reorganized Debtors and such Holder shall have agreed upon in writing.

2.3           Professional Fees.  Each Professional requesting compensation pursuant to sections 330, 331 or 503(b) of the Bankruptcy Code for services rendered in connection with the Chapter 11 Cases prior to the Effective Date shall file with the Bankruptcy Court an application for allowance of final compensation and reimbursement of expenses in the Chapter 11 Cases on or before the 30th day following the Effective Date.  Without limiting the foregoing, the Reorganized Debtors may pay the charges incurred by the Reorganized Debtors on and after the Effective Date for any Professional's fees, disbursements, expenses or related support services, without application to or approval by the Bankruptcy Court.

ARTICLE III

CLASSIFICATION AND TREATMENT OF CLAIMS AND INTERESTS

3.1           Introduction.

The Plan, though proposed jointly, constitutes separate plans proposed by each of the Debtors. Therefore, except as expressly specified herein, the classifications set forth below shall be deemed to apply separately with respect to each Plan proposed by the Debtors.  In accordance with section 1123(a)(1) of the Bankruptcy Code, Administrative Claims and Priority Tax Claims have not been classified, and the respective treatment of such Claims is set forth in Article II of this Plan.

A Claim or Interest is placed in a particular Class only to the extent that the Claim or Interest falls within the description of that Class and is classified in other Classes to the extent that any portion of the Claim or Interest falls within the description of such other Classes.  A Claim is also placed in a particular Class for the purpose of receiving distributions pursuant to this Plan only to the extent that such Claim is an Allowed Claim in that Class and such Claim has not been paid, released, or otherwise settled prior to the Effective Date.

3.2           Summary of Classes.

Class	Claims and Interests	Treatment – Entitlement to Vote
1	Priority Non-Tax Claims; applicable to all Debtors	Unimpaired – Deemed to have accepted this Plan and not entitled to vote.
2	Syndicate Credit Facility Claims; applicable to all Debtors	Impaired – Entitled to vote.
3	Christine Shipco Facility Secured Guaranty Claim; applicable to Excel only	Unimpaired – Deemed to have accepted this Plan and not entitled to vote.
4	Other Secured Claims; applicable to all Debtors	Unimpaired – Deemed to have accepted this Plan and not entitled to vote.
5	General Unsecured Claims, applicable to Excel only	Impaired – Entitled to vote.
6	Odell/Minta Facility Guaranty Claims; applicable to Excel only	Impaired– Entitled to vote.
7	Trade Claims; applicable to Subsidiary Debtors only	Unimpaired – Deemed to have accepted this Plan and not entitled to vote.

8	Litigation Claims; applicable to all Debtors	Unimpaired – Deemed to have accepted this Plan and not entitled to vote.
9	Section 510(b) Claims; applicable to Excel only	Impaired – Deemed to have rejected this Plan and not entitled to vote.
10	Interests in Excel; applicable to Excel only	Impaired – Deemed to have rejected this Plan and not entitled to vote.
11	Interests in Debtors other than Excel	Unimpaired – Deemed to have accepted this Plan and not entitled to vote.

3.3           Treatment of Classes.

(a)           Class 1 - Non-Tax Priority Claims.

1.       Impairment and Voting.  Class 1 Claims in respect of all Debtors are Unimpaired.  Each Holder of an Allowed Non-Tax Priority Claim is not entitled to vote to accept or reject the Plan and shall be conclusively deemed to have accepted the Plan.

2.       Distribution.  Unless the Holder of any such Claim and the Debtors agree to a different treatment, on the Effective Date, each Holder of an Allowed Non-Tax Priority Claim shall have its Claim paid in full in cash.

(b)           Class 2 – Syndicate Credit Facility Claims

1.       Impairment and Voting.  Class 2 Claims in respect of all Debtors are Impaired.  Pursuant to section 1126 of the Bankruptcy Code, each Holder of an Allowed Class 2 Syndicate Credit Facility Claim is entitled to vote to accept or reject this Plan.

2.       Distribution.  The Holders of the Syndicate Credit Facility Claims have made the election pursuant to section 1111(b) of the Bankruptcy Code. On the Effective Date, each Holder of an Allowed Syndicate Credit Facility Claim shall receive, in full and final satisfaction, release, and discharge of, and in exchange for, such Syndicate Credit Facility Claim, its pro rata share of (a) the Amended and Restated Senior Secured Credit Facility; and (b) the right to receive 100% of the New Common Stock of Reorganized Excel, which Holders of the Syndicate Credit Facility Claims have agreed will be held by an entity designated by such Holders to hold such stock on their behalf.

(c)           Class 3 – Christine Shipco Facility Secured Guaranty Claim

1.       Impairment and Voting. The Class 3 Claim is Unimpaired, and the Holder of the Allowed Class 3 Claim is conclusively deemed to have accepted this Plan pursuant to section 1126(f) of the Bankruptcy Code.  Therefore, the Holder of the Class 3 Claim is not entitled to vote to accept or reject this Plan.

2.       Distribution. The Holder of the Class 3 Claim will have such Claim Reinstated on the Effective Date.

(d)           Class 4 – Other Secured Claims

1.       Impairment and Voting. Class 4 Claims in respect of all Debtors are Unimpaired, and the Holders of Allowed Class 4 Claims are conclusively deemed to have accepted this Plan pursuant to section 1126(f) of the Bankruptcy Code.  Therefore, the Holders of Class 4 Claims are not entitled to vote to accept or reject this Plan.

2.       Distribution. Holders of Class 4 Claims will have such Claims Reinstated on the Effective Date.

(e)           Class 5 – General Unsecured Claims

1.       Impairment and Voting. Class 5 Claims in respect of Excel are Impaired. Pursuant to section 1126 of the Bankruptcy Code, each Holder of an Allowed Class 5 Claim is entitled to vote to accept or reject this Plan.

2.       Distribution. On the Effective Date, or as soon thereafter as is reasonably practicable, each Holder of an Allowed General Unsecured Claim shall receive its pro rata share of the New Cash Flow Note to be issued by Excel, the principal terms of which are summarized in Exhibit A hereto.

(f)           Class 6 – Odell/Minta Facility Guaranty Claims

1.       Impairment and Voting.  Class 6 Claims in respect of Excel are Impaired.  Pursuant to section 1126 of the Bankruptcy Code, each Holder of an Allowed Class 6 Claim is entitled to vote to accept or reject this Plan.

2.       Distribution. Holders of Class 6 Claims will be treated as provided for in Section 5.3 of the Plan.

(g)           Class 7 – Trade Claims

1.       Impairment and Voting. Class 7 Claims in respect of all Debtors are Unimpaired, and the Holders of Allowed Class 7 Claims are conclusively deemed to have accepted this Plan pursuant to section 1126(f) of the Bankruptcy Code.  Therefore, the Holders of Class 7 Claims are not entitled to vote to accept or reject this Plan.

2.       Distribution. Holders of Class 7 Claims will have such Claims Reinstated on the Effective Date.

(h)           Class 8 – Litigation Claims

1.       Impairment and Voting. Class 8 Claims in respect of all Debtors are Unimpaired, and the Holders of Allowed Class 8 Claims are conclusively deemed to have accepted this Plan pursuant to section 1126(f) of the Bankruptcy Code.  Therefore, the Holders of Class 8 Claims are not entitled to vote to accept or reject this Plan.

2.       Distribution. Holders of Class 8 Claims will have such Claims Reinstated on the Effective Date.

(i)           Class 9 – Section 510(b) Claims

1.       Impairment and Voting. Class 9 Claims against Excel are Impaired, and the Holders of Allowed Class 9 Claims are conclusively deemed to have rejected this Plan pursuant to section 1126(g) of the Bankruptcy Code.  Therefore, the Holders of Class 9 Claims against Excel are not entitled to vote to accept or reject this Plan.

2.       Distribution. The Holders of Section 510(b) Claims shall not receive nor retain any property under the Plan on account of such Section 510(b) Claims and the obligations of the Debtors and Reorganized Debtors on account of Section 510(b) Claims shall be discharged.

(j)           Class 10 – Interests in Excel

1.       Impairment and Voting. Class 10 Interests in Excel are Impaired, and the Holders of Allowed Class 10 Interests are conclusively deemed to have rejected this Plan pursuant to section 1126(g) of the Bankruptcy Code.  Therefore, the Holders of Class 10 Interests in Excel are not entitled to vote to accept or reject this Plan.

2.       Distribution. On the Effective Date, all Interests in Excel shall be deemed to be automatically cancelled without further action by the Debtors or Reorganized Debtors and the obligations of the Debtors and Reorganized Debtors thereunder shall be discharged. Holders of Interests in Excel shall receive no property under the Plan on account of such Interests.

(k)           Class 11 – Interests in Debtors Other than Excel

1.       Impairment and Voting. Class 11 Interests in respect of all Debtors other than Excel are Unimpaired, and the Holders of Allowed Class 11 Interests are conclusively deemed to have accepted this Plan pursuant to section 1126(f) of the Bankruptcy Code.  Therefore, the Holders of Class 11 Interests in Debtors Other than Excel are not entitled to vote to accept or reject this Plan.

2.       Distribution. Holders of Class 11 Claims will have such Claims Reinstated on the Effective Date.

3.4           Intercompany Claims.  On the Effective Date, all Intercompany Claims shall, at the election of Excel, be either (a) Reinstated, (b) released, waived, and discharged, or (c) contributed to, or dividended to, the capital of the obligor.

3.5           Special Provision Regarding Unimpaired Classes of Claims.  Except as otherwise provided in this Plan, nothing shall affect the Debtors' or the Reorganized Debtors' rights and defenses, both legal and equitable, with respect to any Claims in Unimpaired Classes, including, but not limited to, all rights with respect to legal and equitable defenses to setoffs against or recoupments of Claims in Unimpaired Classes.

ARTICLE IV

ACCEPTANCE OF THIS PLAN

4.1           Classes Entitled to Vote.  Classes 2, 5, and 6 are Impaired and entitled to vote to accept or reject this Plan.  Classes 1, 3, 4, 7, 8, and 11 are Unimpaired and, therefore, are not entitled to vote.  Classes 9 and 10 are deemed to have rejected this Plan and are not entitled to vote.

4.2           Elimination of Classes.  To the extent applicable, any Class that does not contain any Allowed Claims or any Claims temporarily allowed for voting purposes under Bankruptcy Rule 3018, as of the date of the commencement of the Confirmation Hearing, shall be deemed to have been deleted from this Plan for purposes of (a) voting to accept or reject this Plan and (b) determining whether it has accepted or rejected this Plan under section 1129(a)(8) of the Bankruptcy Code.

4.3           Cramdown.  The Debtors request confirmation of this Plan, as it may be modified from time to time, under section 1129(b) of the Bankruptcy Code.

ARTICLE V

MEANS FOR IMPLEMENTATION OF THIS PLAN

5.1           Continued Legal Existence. Except as otherwise provided for in this Plan, each of the Debtors will continue to exist after the Effective Date as a separate legal entity, with all the powers of such an entity under applicable law in the jurisdiction in which each applicable Debtor is organized, incorporated or otherwise formed and pursuant to such Debtor's articles of organization or formation, operating agreement and other organizational documents in effect as of the Effective Date (provided that such organizational documents shall be amended to prohibit the Reorganized Debtors from issuing non-voting equity securities to the extent necessary to comply with section 1123(a) of the Bankruptcy Code).

5.2           Post-Confirmation Funding. On the Effective Date Excel will receive: (i) $10 million which will be contributed to Excel by the Lenders' designee as holder of the New Common Stock, and (ii) the release to Excel of $20 million (the "Escrow Funds") which has been placed in escrow by Ivory Shipping Inc. pursuant to the terms of the Escrow Agreement. On the Effective Date, Ivory Shipping Inc. will release all of its claims to and waive all of its rights in respect of the Escrow Funds.

5.3           Disposition of Odell International Ltd. and Minta Holdings S.A.  The assets securing the Odell/Minta Facility shall be disposed of pursuant to the 363 Sale Motion.  Credit Suisse, as the holder of the Odell/Minta Facility Guarantee Claims, has agreed that its Claims under the Plan in Class 6 will be discharged pursuant to this process, and that Credit Suisse will receive no distribution under the Plan on account of its Class 6 Claims upon closing of this transaction.  To the extent that the Bankruptcy Court does not approve the transaction or the transaction does not close, Credit Suisse reserves all rights and remedies as to the Class 6 Claims and all other matters related thereto.

5.4           Section 1145 Exemption.  Pursuant to section 1145 of the Bankruptcy Code, the issuance and allocation of shares of the New Common Stock and the New Cash Flow

Note pursuant to the Plan shall be exempt from registration under the Securities Act, and any state or local law requiring registration for offer or sale of a security.

5.5           Corporate Action.  Each of the matters provided for under this Plan involving the corporate structure of any Debtor or Reorganized Debtor or any corporate action to be taken by, or required of, any Debtor or Reorganized Debtor shall be deemed to have occurred and be effective as provided herein, and shall be authorized, approved and, to the extent taken prior to the Effective Date, ratified in all respects without any requirement of further action by stockholders, members, creditors, directors, or managers of the Debtors or the Reorganized Debtors.

5.6           Effectuating Documents; Further Transactions.   Each of the Debtors and Reorganized Debtors, and their respective officers and designees, is authorized to execute, deliver, file, or record such contracts, instruments, releases, indentures, and other agreements or documents, and take such actions, as may be necessary or appropriate to effectuate and further evidence the terms and conditions of this Plan, or to otherwise comply with applicable law.

5.7           Preservation of Causes of Action.  In accordance with section 1123(b)(3) of the Bankruptcy Code, the Reorganized Debtors will retain and may (but are not required to) enforce all Retained Actions.  After the Effective Date, the Reorganized Debtors, in their sole and absolute discretion, shall have the right to bring, settle, release, compromise, or enforce such Retained Actions (or decline to do any of the foregoing), without further approval of the Bankruptcy Court.  The failure of the Debtors to specifically list any claim, right of action, suit, proceeding, or other Retained Action in this Plan or the Disclosure Statement does not, and will not be deemed to, constitute a waiver or release by the Debtors or the Reorganized Debtors of such claim, right of action, suit, proceeding or other Retained Action, and, therefore, no preclusion doctrine, collateral estoppel, issue preclusion, claim preclusion, estoppel (judicial, equitable, or otherwise), or laches will apply to such claim, right of action, suit, proceeding, or other Retained Action upon or after the confirmation or consummation of this Plan.

5.8           Exemption From Certain Transfer Taxes and Recording Fees.  Pursuant to section 1146(a) of the Bankruptcy Code, any transfers from a Debtor to a Reorganized Debtor or to any other Person or entity pursuant to this Plan, or any agreement regarding the transfer of title to or ownership of any of the Debtors' real or personal property, will not be subject to any document recording tax, stamp tax, conveyance fee, sales tax, intangibles or similar tax, mortgage tax, stamp act, real estate transfer tax, mortgage recording tax, Uniform Commercial Code filing or recording fee, or other similar tax or governmental assessment, and the Confirmation Order will direct the appropriate state or local governmental officials or agents to forego the collection of any such tax or governmental assessment and to accept for filing and recordation any of the foregoing instruments or other documents without the payment of any such tax or governmental assessment.

5.9           Dissolution of Creditors' Committee.  If a Creditors' Committee is appointed, it shall continue in existence until the Effective Date to exercise those powers and perform those duties specified in section 1103 of the Bankruptcy Code.  On the Effective Date, the Creditors' Committee, if appointed, shall be dissolved and the Creditors' Committee's members shall be deemed released of all their duties, responsibilities, and obligations in connection with the Chapter 11 Cases or this Plan and its implementation, and the retention or employment of the Creditors' Committee's attorneys, accountants, professionals, and other agents shall terminate, except with respect to (i) all Professional Fee Claims and (ii) any appeals of the Confirmation Order.

5.10           Cancellation of Existing Securities and Agreements.  Except as provided in this Plan or in the Confirmation Order, or for the purpose of evidencing a right to distribution hereunder or a contractual right to indemnification or reimbursement of the Administrative Agent, on the Effective Date, (i) all indentures, notes, stock, bonds, purchase rights, instruments, guarantees, certificates, warrants, options, puts, agreements (including registration rights agreements), and other documents evidencing or giving rise to Claims and Interests against and in the Debtors shall be canceled, and the obligations of the Debtors thereunder or in any way related thereto shall be fully released, terminated, extinguished and discharged, in each case without further notice to or order of the Bankruptcy Court, act or action under applicable law, regulation, order, or rule or any requirement of further action, vote, or other approval or authorization by any Person; provided, however, notwithstanding Confirmation or the occurrence of the Effective Date, any such indenture, guarantee, or agreement that governs the rights of the Holder of a Claim shall continue in effect solely for purposes of (a) allowing Holders of Syndicate Credit Facility Claims, General Unsecured Claims and Class 6 Claims (as applicable) to receive distributions under the Plan as provided herein; provided further, however, that the preceding proviso shall not affect the discharge of Claims or Interests pursuant to the Bankruptcy Code, the Confirmation Order or the Plan, or result in any expense or liability to the Reorganized Debtors, except to the extent set forth in or provided for under this Plan;  provided further, however, that the cancellation of indentures, notes, stock, bonds, purchase rights, instruments, guarantees, certificates, warrants, options, puts, agreements and other documents hereunder shall not itself alter the obligations or rights among third parties (apart from the Debtors, the Reorganized Debtors, and the non-Debtor affiliates).

5.11           Officers and Directors of Reorganized Excel.   On the Effective Date, each of the members of the existing board of directors of Excel shall be deemed to have resigned in such capacity.  The Debtors' businesses will continue to be managed, as of the Effective Date, by existing management.  At least five business days prior to the deadline that the Bankruptcy Court sets for parties in interest to file objections to Confirmation, Excel will file a notice with the Court designating the new officers and members of the board of directors of Reorganized Excel who will be appointed automatically without any requirement of further action by stockholders, members, creditors, directors, or managers of the Debtors or Reorganized Excel.

5.12           Officers and Directors of Reorganized Debtors other than Excel.  All officers and directors of Subsidiary Debtors in office as of the Effective Date shall continue in office after the Effective Date in accordance with the governing documents of the Subsidiary Debtors.

ARTICLE VI

PROVISIONS GOVERNING DISTRIBUTIONS

6.1           Allowed Claims and Interests.  Notwithstanding any provision herein to the contrary, the Debtors or the Reorganized Debtors shall make distributions only to Holders of Allowed Claims.  A Holder of a Disputed Claim shall receive only a distribution on account thereof when and to the extent that such Holder's Disputed Claim becomes an Allowed Claim.

6.2           Fractional Shares.  No fractional shares of New Common Stock will be issued or distributed under this Plan.  The actual distribution of shares of New Common Stock will be rounded to the next higher or lower whole number as follows:  (a) fractions less than one-half (½) shall be rounded to the next lower whole number and (b) fractions equal to or greater than one-half (½) shall be rounded to the next higher whole number.  No consideration will be provided in lieu of fractional shares that are rounded down.

6.3           Withholding and Reporting Requirements.  In connection with this Plan and all distributions hereunder, the Reorganized Debtors shall comply with all withholding and reporting requirements imposed by any federal, state, local, or foreign taxing authority, and all distributions hereunder shall be subject to any such withholding and reporting requirements.  The Reorganized Debtors shall be authorized to take any and all actions that may be necessary or appropriate to comply with such withholding and reporting requirements.

6.4           Setoffs.  The Reorganized Debtors may, pursuant to applicable law, but shall not be required to, set off against any Claim the payments or other distributions to be made pursuant to this Plan in respect of such Claim, claims of any nature whatsoever that the Debtors or the Reorganized Debtors may have against the Holder of such Claim; provided, however, that neither the failure to do so nor the allowance of any Claim hereunder shall constitute a waiver or release by the Reorganized Debtors of any such Claim that the Debtors or the Reorganized Debtors may have against such Holder.

ARTICLE VII

TREATMENT OF EXECUTORY CONTRACTS
AND UNEXPIRED LEASES

7.1           Assumption of Executory Contracts and Unexpired Leases. On the Effective Date, all executory contracts and unexpired leases of the Debtors shall be deemed assumed in accordance with the provisions and requirements of sections 365 and 1123 of the Bankruptcy Code, except those executory contracts or unexpired leases that have previously expired or terminated pursuant to their own terms.

7.2           D&O Liability Insurance Policies and Indemnification Provisions.  Notwithstanding anything herein to the contrary, as of the Effective Date, the D&O Liability Insurance Policies and Indemnification Provisions belonging or owed to directors, officers, and employees of the Debtors (or the Estates) who served or were employed at any time by the Debtors shall be deemed to be, and shall be treated as though they are, executory contracts and the Debtors shall assume (and assign to the Reorganized Debtors if necessary to continue the D&O Liability Insurance Policies in full force) all of the D&O Liability Insurance Policies and Indemnification Provisions pursuant to section 365(a) of the Bankruptcy Code. Entry of the Confirmation Order shall constitute the Bankruptcy Court's approval of the Debtors' foregoing assumption of each of the D&O Liability Insurance Policies and Indemnification Provisions. On or before the Effective Date, the Reorganized Debtors shall obtain reasonably sufficient tail coverage (i.e., D&O insurance coverage that extends beyond the end of the policy period) under a directors and officers' liability insurance policy for the current and former directors, officers and managers for a period of six (6) years after the Effective Date.

7.3           Adequate Assurance.  Entry of the Confirmation Order by the Bankruptcy Court shall constitute findings by the Bankruptcy Court that (a) the Reorganized Debtors have properly provided for the cure of any defaults that might have existed, (b) each assumption is in the best interest of the Reorganized Debtors, their Estate, and all parties in interest in these Chapter 11 Cases and (c) the requirements for assumption of any executory contract or unexpired lease to be assumed had been satisfied.  Except as otherwise provided in the following sentence, all cure payments under any assumed contract will be made by the Reorganized Debtors on the Effective Date or as soon as practicable thereafter.

ARTICLE VIII

CONFIRMATION AND CONSUMMATION OF THIS PLAN

8.1           Condition To Entry of the Confirmation Order.  The following are conditions precedent to Confirmation, each of which must be satisfied or waived by the Debtors and the Requisite Consenting Lenders in accordance with the terms hereof:

(a)         The Plan and all schedules, documents, supplements and exhibits relating to this Plan shall have been filed in form and substance acceptable to the Debtors and each of the Requisite Consenting Lenders.

(b)         The proposed Confirmation Order shall be in form and substance acceptable to the Debtors and each of the Requisite Consenting Lenders.

8.2           Conditions To Effective Date.  The following are conditions precedent to the occurrence of the Effective Date, each of which must be satisfied or waived by the Debtors and each of the Requisite Consenting Lenders in accordance with the terms hereof:

(a)         The Confirmation Order shall be in full force and effect and not subject to any stay, and shall provide, among other things, that the Reorganized Debtors' offer of the New Common Stock and New Cash Flow Note issued under the Plan is exempt from the registration requirements of the Securities Act pursuant to applicable securities law and the Reorganized Debtors' issuance of such New Common Stock and New Cash Flow Note under the Plan is exempt from the registration requirements of the Securities Act and similar state statutes pursuant to section 1145 of the Bankruptcy Code.

(b)         The Amended and Restated Senior Secured Credit Facility shall have been executed and delivered, and all conditions precedent thereto shall have been satisfied.

(c)         All authorizations, consents, and regulatory approvals required, if any, in connection with the consummation of this Plan shall have been obtained.

(d)         The Secured Lenders, or their designee, shall have received no less than $10 million from Ivory Shipping Inc. for contribution to Excel and such funds shall be available for contribution.

(e)         Ivory Shipping Inc. and Excel shall have delivered instructions to Seward & Kissel to release the Escrow Funds to Excel on the Effective Date, and such funds shall be available for release by Seward & Kissel to Excel.

(f)         All other actions, documents, and agreements necessary to implement this Plan shall have been effected or executed.

8.3           Waiver Of Conditions.  The Debtors and the Requisite Consenting Lenders may jointly waive, in whole or in part, the conditions to the occurrence of the Effective Date, without any notice to parties in interest or the Bankruptcy Court and without a hearing.  The waiver of a condition to the occurrence of the Effective Date shall not be deemed a waiver of any other rights, and each such right shall be deemed an ongoing right that may be asserted at any time.

ARTICLE IX

EFFECT OF PLAN CONFIRMATION

9.1           Binding Effect.  This Plan shall be binding upon and inure to the benefit of the Debtors, their Estates, all current and former Holders of Claims and Interests, and their respective successors and assigns, including, but not limited to, the Reorganized Debtors.

9.2           Revesting of Assets.  Except as otherwise explicitly provided in this Plan, on the Effective Date, all property comprising the Estates shall revest in the Reorganized Debtors, free and clear of all Claims, Liens, charges, encumbrances, rights, and Interests of creditors and equity security holders.  As of the Effective Date, the Reorganized Debtors may operate their businesses and use, acquire, and dispose of property and settle and compromise Claims or Interests without supervision of the Bankruptcy Court, free of any restrictions of the Bankruptcy Code or Bankruptcy Rules, other than those restrictions expressly imposed by this Plan or the Confirmation Order.

9.3           Compromise and Settlement of Claims and Interests.  Pursuant to section 363 of the Bankruptcy Code and Bankruptcy Rule 9019 and in consideration for the distributions and other benefits provided pursuant to the Plan, the provisions of the Plan shall constitute a good faith compromise of all Claims, Interests and controversies relating to the contractual, legal and subordination rights that a Holder of a Claim may have with respect to any Allowed Claim or Interest, or any distribution to be made on account of such Allowed Claim or Interest. The entry of the Confirmation Order shall constitute the Bankruptcy Court's approval of the compromise or settlement of all such Claims, Interests and controversies, as well as a finding by the Bankruptcy Court that such compromise or settlement is in the best interests of the Debtors, their Estates and Holders of Claims and Interests and is fair, equitable and reasonable.

In accordance with the provisions of the Plan, pursuant to section 363 of the Bankruptcy Code and Bankruptcy Rule 9019(a), without any further notice to or action, order or approval of the Bankruptcy Court, after the Effective Date, the Reorganized Debtors may compromise and settle Claims against them and Causes of Action against other Persons.

9.4           Discharge of the Debtors.  Pursuant to section 1141(d) of the Bankruptcy Code, and except as otherwise specifically provided in the Plan, the distributions, rights and treatment that are provided in the Plan shall be in full and final satisfaction, settlement, release and discharge, effective as of the Effective Date, of all Claims, Interests and Causes of Action of any nature whatsoever, including any interest accrued on Claims or Interests from and after the Petition Date, whether known or unknown, against, liabilities of, Liens on, obligations of, rights against and Interests in, the Debtors or any of their assets or properties, regardless of whether any property shall have been distributed or retained pursuant to the Plan on account of such Claims and Interests, including demands, liabilities and Causes of Action that arose before the Effective Date, any contingent or non-contingent liability on account of representations or warranties issued on or before the Effective Date, and all debts of the kind specified in sections 502(g), 502(h) or 502(i) of the Bankruptcy Code, in each case whether or not: (i) a proof of Claim or Interest based upon such Claim, debt, right or Interest is filed or deemed filed pursuant to section 501 of the Bankruptcy Code; (ii) a Claim or Interest based upon such Claim, debt, right or Interest is Allowed or disallowed pursuant to section 502 of the Bankruptcy Code; or (iii) the Holder of such a Claim or Interest has accepted the Plan. Except as otherwise provided herein, any default by the Debtors or their affiliates with respect to any Claim or Interest that existed before or on account of the filing of the Chapter 11 Cases shall be deemed cured on the Effective Date. The Confirmation Order shall be a judicial determination of the discharge of all Claims and Interests subject to the Effective Date occurring, except as otherwise expressly provided in the Plan.

9.5           Releases and Related Matters.

(a)         Releases by the Debtors.

Pursuant to section 1123(b) of the Bankruptcy Code and to the extent allowed by applicable law, and except as otherwise specifically provided in the Plan or the Plan Supplement, for good and valuable consideration, including the service of the Released Parties to facilitate the expeditious reorganization of the Debtors and the implementation of the restructuring contemplated by the Plan, on and after the Effective Date, the Released Parties are deemed released and discharged by the Debtors, the Reorganized Debtors, the Estates and non-Debtor affiliates from any and all Claims, Interests, obligations, rights, suits, damages, Causes of Action, remedies and liabilities whatsoever, including any derivative claims, asserted or assertable on behalf of the Debtors, whether known or unknown, foreseen or unforeseen, existing or hereinafter arising, in law, equity or otherwise, that the Debtors, the Reorganized Debtors, the Estates or the non-Debtor affiliates would have been legally entitled to assert in their own right (whether individually or collectively) or on behalf of the Holder of any Claim or Interest or other Person, based on or relating to, or in any manner arising from, in whole or in part, the Debtors, the Debtors' restructuring, the Chapter 11 Cases, the purchase, sale or rescission of the purchase or sale of any security of the Debtors or the Reorganized

Debtors, the subject matter of, or the transactions or events giving rise to, any Claim or Interest that is treated in the Plan, the Plan Supplement, the business or contractual arrangements between any Debtor, Reorganized Debtor, Estate or non-Debtor affiliate and any Released Party, the restructuring of Claims and Interests before or during the Chapter 11 Cases, the negotiation, formulation or preparation of the Plan, the Disclosure Statement, the Plan Supplement, or related agreements, instruments or other documents, upon any other act or omission, transaction, agreement, event or other occurrence taking place on or before the Effective Date; provided, however that nothing in this Section 9.5 shall be construed to release any party or entity from intentional fraud, willful misconduct, or criminal conduct, as determined by a Final Order.

(b)         Releases by the Holders of Claims and Interests.

Except as otherwise provided in the Plan or the Plan Supplement, as of the Effective Date, each Holder of a Claim or Interest shall be deemed to have conclusively, absolutely, unconditionally, irrevocably and forever, released and discharged the Debtors, the Reorganized Debtors, the Estates, non-Debtor affiliates and the Released Parties from any and all Claims, Interests, obligations, rights, suits, damages, Causes of Action, remedies and liabilities whatsoever, including any derivative Claims, assertable on behalf of a Debtor, whether known or unknown, foreseen or unforeseen, existing or hereafter arising, in law, equity or otherwise, that such Person would have been legally entitled to assert (whether individually or collectively), based on or relating to, or in any manner arising from, in whole or in part, the Debtors, the Debtors' restructuring, the Chapter 11 Cases, the purchase, sale or rescission of the purchase or sale of any security of the Debtors or the Reorganized Debtors, the subject matter of, or the transactions or events giving rise to, any Claim or Interest that is treated in the Plan or the Plan Supplement, the business or contractual arrangements between any Debtor, Reorganized Debtor, Estate or non-Debtor affiliate and any Released Party, the restructuring of Claims and Interests before or during the Chapter 11 Cases, the negotiation, formulation or preparation of the Plan, the Disclosure Statement, the Plan Supplement, or related agreements, instruments or other documents, upon any other act or omission, transaction, agreement, event or other occurrence including or pertaining to the Debtors and taking place on or before the Effective Date, provided, however that nothing in this Section 9.5 shall be construed to release any party or entity from intentional fraud, willful misconduct, or criminal conduct, as determined by a Final Order; provided further, however that this Section 9.5 shall not release the Debtors, the Reorganized Debtors, the Estates, non-Debtor affiliates or the Released Parties from any Cause of Action held by a governmental entity existing as of the Effective Date based on (i) the Internal Revenue Code or other domestic state, city, or municipal tax code, (ii) the environmental laws of the United States or any domestic state, city, or municipality, (iii) any criminal laws of the United States or any domestic state, city, or municipality, (iv) the Securities and Exchange Act of 1934 (as now in effect or hereafter amended), the Securities Act, or other securities laws of the United States or any domestic state, city or municipality, (v) the Employee Retirement Income Security Act of 1974, as amended, or (vi) the laws and regulations of the Bureau of Customs and Border Protection of the United States Department of Homeland Security.

9.6           Exculpation and Limitation of Liability. Except as otherwise specifically provided in the Plan or Plan Supplement, no Exculpated Party shall have or incur, and each Exculpated Party is hereby released and exculpated from, any Exculpated Claim, and in all respects such Persons shall be entitled to reasonably rely upon the advice of counsel with respect to their duties and responsibilities pursuant to the Plan. The Debtors, the Reorganized Debtors, and the Released Parties have, and upon Confirmation of the Plan shall be deemed to have, participated in good faith and in compliance with the applicable provisions of the Bankruptcy Code with regard to the solicitation and distribution of the Plan securities pursuant to the Plan, therefore, are not, and on account of such distributions shall not be, liable at any time for the violation of any applicable law, rule or regulation governing the solicitation of acceptances or rejections of the Plan or such distributions made pursuant to the Plan.

9.7           Injunction.

EXCEPT AS OTHERWISE EXPRESSLY PROVIDED IN THE PLAN, THE PLAN SUPPLEMENT OR RELATED DOCUMENTS, OR FOR OBLIGATIONS ISSUED PURSUANT TO THE PLAN, ALL PERSONS WHO HAVE HELD, HOLD OR MAY HOLD CLAIMS OR INTERESTS THAT HAVE BEEN RELEASED, DISCHARGED OR EXCULPATED PURSUANT TO THIS ARTICLE IX ARE PERMANENTLY ENJOINED, FROM AND AFTER THE EFFECTIVE DATE, FROM TAKING ANY OF THE FOLLOWING ACTIONS: (1) COMMENCING OR CONTINUING IN ANY MANNER ANY ACTION OR OTHER PROCEEDING OF ANY KIND ON ACCOUNT OF OR IN CONNECTION WITH OR WITH RESPECT TO ANY SUCH CLAIMS OR INTERESTS; (2) ENFORCING, ATTACHING, COLLECTING OR RECOVERING BY ANY MANNER OR MEANS ANY JUDGMENT, AWARD, DECREE OR ORDER AGAINST SUCH PERSONS ON ACCOUNT OF OR IN CONNECTION WITH OR WITH RESPECT TO ANY SUCH CLAIMS OR INTERESTS; (3) CREATING, PERFECTING OR ENFORCING ANY ENCUMBRANCE OF ANY KIND AGAINST SUCH PERSONS OR THE PROPERTY OR ESTATES OF SUCH PERSONS ON ACCOUNT OF OR IN CONNECTION WITH OR WITH RESPECT TO ANY SUCH CLAIMS OR INTERESTS; AND (4) COMMENCING OR CONTINUING IN ANY MANNER ANY ACTION OR OTHER PROCEEDING OF ANY KIND ON ACCOUNT OF OR IN CONNECTION WITH OR WITH RESPECT TO ANY SUCH CLAIMS OR INTERESTS RELEASED, SETTLED OR DISCHARGED PURSUANT TO THE PLAN.

THE RIGHTS AFFORDED IN THE PLAN AND THE TREATMENT OF ALL CLAIMS AND INTERESTS HEREIN SHALL BE IN EXCHANGE FOR AND IN COMPLETE SATISFACTION OF ALL CLAIMS AND INTERESTS OF ANY NATURE WHATSOEVER, INCLUDING ANY INTEREST ACCRUED ON CLAIMS FROM AND AFTER THE PETITION DATE, AGAINST THE DEBTORS OR ANY OF THEIR ASSETS, PROPERTY OR ESTATES. ON THE EFFECTIVE DATE, ALL SUCH CLAIMS AGAINST THE DEBTORS SHALL BE FULLY RELEASED AND DISCHARGED, AND THE INTERESTS SHALL BE CANCELLED.

EXCEPT AS OTHERWISE EXPRESSLY PROVIDED FOR HEREIN OR IN OBLIGATIONS ISSUED PURSUANT HERETO FROM AND AFTER THE EFFECTIVE

DATE, ALL CLAIMS AGAINST THE DEBTORS SHALL BE FULLY RELEASED AND DISCHARGED, AND ALL INTERESTS SHALL BE CANCELLED, AND THE DEBTORS' LIABILITY WITH RESPECT THERETO SHALL BE EXTINGUISHED COMPLETELY, INCLUDING ANY LIABILITY OF THE KIND SPECIFIED UNDER SECTION 502(G) OF THE BANKRUPTCY CODE. ALL PERSONS SHALL BE PRECLUDED FROM ASSERTING AGAINST THE DEBTORS, THE DEBTORS' ESTATES, THE REORGANIZED DEBTORS, EACH OF THEIR RESPECTIVE SUCCESSORS AND ASSIGNS, AND EACH OF THEIR ASSETS AND PROPERTIES, ANY OTHER CLAIMS OR INTERESTS BASED UPON ANY DOCUMENTS, INSTRUMENTS OR ANY ACT OR OMISSION, TRANSACTION OR OTHER ACTIVITY OF ANY KIND OR NATURE THAT OCCURRED BEFORE THE EFFECTIVE DATE.

9.8           Term of Bankruptcy Injunction or Stays.  Unless otherwise provided herein or in the Confirmation Order, all injunctions or stays provided for in the Chapter 11 Cases under sections 105 or 362 of the Bankruptcy Code or otherwise, and extant on the Confirmation Date (excluding any injunctions or stays contained in this Plan or the Confirmation Order), shall remain in full force and effect until the Effective Date.

ARTICLE X

RETENTION OF JURISDICTION

10.1           Retention of Jurisdiction.  Pursuant to sections 105(c) and 1142 of the Bankruptcy Code and notwithstanding entry of the Confirmation Order and the occurrence of the Effective Date, the Bankruptcy Court shall retain exclusive jurisdiction over all matters arising out of, and related to, the Chapter 11 Cases and this Plan to the fullest extent permitted by law, including, among other things, jurisdiction to:

(a)         resolve any matters related to the assumption, assumption and assignment, or rejection of any executory contract or unexpired lease with respect to which any Debtor or Reorganized Debtor may be liable, and to hear, determine, and, if necessary, liquidate any Claims arising therefrom;

(b)         decide or resolve any motions, adversary proceedings, contested or litigated matters, and any other matters, and grant or deny any applications, involving the Debtors that may be pending on the Effective Date;

(c)         enter such orders as may be necessary or appropriate to implement or consummate the provisions of this Plan and all contracts, instruments, releases, and other agreements or documents created in connection with this Plan, the Disclosure Statement, or the Confirmation Order;

(d)         resolve any cases, controversies, suits, or disputes that may arise in connection with the consummation, interpretation, or enforcement of this Plan or any contract, instrument, release, or other agreement or document that is executed or created pursuant to this Plan, or any entity's rights arising from, or obligations incurred in connection with, this Plan or such documents;

(e)         modify this Plan before or after the Effective Date pursuant to section 1127 of the Bankruptcy Code or modify the Confirmation Order, or any contract, instrument, release, or other agreement or document created in connection with this Plan or the Confirmation Order, or remedy any defect or omission, or reconcile any inconsistency, in any Bankruptcy Court order, this Plan, the Confirmation Order, or any contract, instrument, release, or other agreement or document created in connection with this Plan, or the Confirmation Order, in such manner as may be necessary or appropriate to consummate this Plan;

(f)         hear and determine all applications for compensation and reimbursement of expenses of Professionals under this Plan or under sections 330, 331, 503(b) and 1129(a)(4) of the Bankruptcy Code; provided, however, that from and after the Effective Date the payment of fees and expenses of the Reorganized Debtors, including professional fees, shall be made in the ordinary course of business and shall not be subject to the approval of the Bankruptcy Court;

(g)         issue injunctions, enter and implement other orders, or take such other actions as may be necessary or appropriate to restrain interference by any entity with consummation, implementation, or enforcement of this Plan or the Confirmation Order;

(h)         adjudicate controversies arising out of the administration of the Estates or the implementation of this Plan;

(i)         recover all assets of the Debtors and property of the Estates, wherever located;

(j)         enter and implement such orders as are necessary or appropriate if the Confirmation Order is for any reason, or in any respect, modified, stayed, reversed, revoked, or vacated, or distributions pursuant to this Plan are enjoined or stayed;

(k)         hear and resolve all matters concerning state, local, and federal taxes in accordance with sections 346, 505 and 1146 of the Bankruptcy Code;

(l)         determine any other matters that may arise in connection with, or relate to, this Plan, the Confirmation Order, or any contract, instrument, release, or other agreement or document created in connection with this Plan, or the Confirmation Order;

(m)         enforce all orders, judgments, injunctions, releases, exculpations, indemnifications, and rulings entered in connection with the Chapter 11 Cases;

(n)         hear and determine such other matters related hereto that are not inconsistent with the Bankruptcy Code or title 28 of the United States Code; and

(o)         enter an order closing the Chapter 11 Cases.

10.2           Failure of Bankruptcy Court to Exercise Jurisdiction.  If the Bankruptcy Court abstains from exercising, or declines to exercise, jurisdiction or is otherwise without jurisdiction over any matter, including the matters set forth in Section 10.1 of the Plan, the provisions of this Article X shall have no effect upon and shall not control, prohibit, or limit the exercise of jurisdiction by any other court having jurisdiction with respect to such matter.

ARTICLE XI

MISCELLANEOUS PROVISIONS

11.1           Payment Of Statutory Fees.  All fees payable pursuant to section 1930 of title 28 of the United States Code, as determined by the Bankruptcy Court at the Confirmation Hearing, shall be paid on the Effective Date.

11.2           Amendment Or Modification Of This Plan.  Subject to section 1127 of the Bankruptcy Code and, to the extent applicable, sections 1122, 1123, and 1125 of the Bankruptcy Code and subject further to the consent of the Requisite Consenting Lenders, the Debtors reserve the right to alter, amend, or modify this Plan at any time prior to or after the Confirmation Date, including, without limitation the right to withdraw the Plan as to any particular Debtor and seek to confirm and consummate the Plan with respect to the other Debtors.  A Holder of a Claim that has accepted this Plan shall be deemed to have accepted this Plan, as altered, amended or modified, if the proposed alteration, amendment or modification does not materially and adversely change the treatment of the Claim of such Holder.

11.3           Revocation, Withdrawal, or Non-Consummation.  The Debtors reserve the right to revoke or withdraw this Plan at any time prior to the Confirmation Date and to file other plans of reorganization.  If the Debtors revoke or withdraw this Plan, or if Confirmation or consummation of this Plan does not occur, then (i) this Plan shall be null and void in all respects, (ii) any settlement or compromise embodied in this Plan (including the fixing or limiting to an amount any Claim or Class of Claims or any release contemplated hereby), assumption of executory contracts or leases effected by this Plan, and any document or agreement executed pursuant to this Plan shall be deemed null and void, and (iii) nothing contained in this Plan, and no acts taken in preparation for consummation of this Plan, shall (A) constitute or be deemed to constitute a waiver or release of any Claims by or against, or any Interests in, the Debtors or any other Person, (B) prejudice in any manner the rights of the Debtors or any Person in any further proceedings involving the Debtors, or (C) constitute an admission of any sort by the Debtors or any other Person.

11.4           Notice.  All notices, requests, and demands to or upon the Reorganized Debtors to be effective shall be in writing and, unless otherwise expressly provided herein, shall be deemed to have been duly given or made when actually delivered or, in the case of notice by facsimile transmission, when received and telephonically confirmed, addressed as follows:

If to the Debtors, to:

Excel Maritime Carriers Ltd.
17th Km of National Road of Athens-Lamia & Finikos Street
14564 Nea Kifisia, Greece
Attention: Pavlos Kanellopoulos

Facsimile: +30 210 6209 528
Email: pkan@excelmaritime.com

with a copy to:

Skadden, Arps, Slate, Meagher & Flom LLP
4 Times Square
New York, New York  10036
Attention: Jay M. Goffman, Esq.
Attention: Mark A. McDermott, Esq.

If to the Administrative Agent, to:

Nordea Bank Finland PLC, London Branch
8th Floor, City Place House
55 Basinghall Street
London, GB  EC2V 5NB
Attn: Loans Administrator

with a copy to:

Holland & Knight
10 St. James Avenue
Boston, MA  02116
Attention: John J. Monaghan

11.5           Governing Law.  Except to the extent that the Bankruptcy Code, the Bankruptcy Rules or other federal law is applicable, or to the extent that an exhibit or schedule to this Plan provides otherwise, the rights and obligations arising under this Plan shall be governed by, and construed and enforced in accordance with, the laws of the State of New York without giving effect to the principles of conflicts of law of such jurisdiction; provided, however that corporate governance matters relating to the Debtors or the Reorganized Debtors, as applicable, not incorporated in New York shall be governed by the laws of the jurisdiction in which the applicable Debtor or Reorganized Debtor is incorporated.

Remainder of Page Left Intentionally Blank

Dated:            June 10, 2013

EXCEL MARITIME CARRIERS LTD. (for itself and on behalf of the other Debtors)

By:	/s/ Pavlos Kanellopoulos
	Name:	Pavlos Kanellopoulos
	Title:	Chief Financial Officer

EXHIBIT A

SUMMARY OF PRINCIPAL TERMS OF THE NEW CASH FLOW NOTE

Summary of the Principal Terms of

the New Cash Flow Notes

Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in Excel Maritime Carriers Ltd.’s plan of reorganization dated June 10, 2013 (as such plan may be modified from time to time, in accordance with its terms, the "Plan") under Chapter 11 of the Bankruptcy Code).

Issuer:
The Issuer will be either, subject to the consent of the Requisite Consenting Lenders, Excel Maritime Carriers Ltd. (“Excel”) or a new entity ("Christine Holdco") to be incorporated in the Marshall Islands and to be wholly owned by Excel.

Excel holds a 71.4% equity interest in Christine Shipco LLC, an entity formed pursuant to the laws of the Republic of the Marshall Islands (“Christine Shipco”). Christine Shipco’s primary asset is a vessel, the M/V Christine (the “Vessel”).

If Christine Holdco is the Issuer, Excel will transfer all of its equity interest in Christine Shipco to Christine Holdco.

General Unsecured Claim Holders:
The holders of General Unsecured Claims against Excel (collectively, the “General Unsecured Claim Holders”)  including:

(a)  holders of Excel’s 1.875% Convertible Senior Notes due 2027 issued pursuant to the indenture dated October 10, 2007;

(b)  holders of claims arising against Excel under the settlement dated as of December 5, 2012, among Coal Glory AS, Iron Man AS, Linda Leah AS, Excel and certain of Excel’s non-debtor subsidiaries; and

(c)  counterparties who hold claims against Excel relating to unsecured interest rate swaps entered into between (i) Excel and Eurobank EFG Private Bank Luxembourg S.A. on March 29, 2011 and (ii) Excel and Marfin Popular Bank Public Co. Ltd., Greek Branch on July 11, 2011.

Effective Date:
Upon the Effective Date, Holders of Allowed General Unsecured Claims against Excel (“Eligible Holders”) shall receive a pro rata portion of a cash flow note in an aggregate principal amount of $5 million (the “New Cash Flow Note”).

Maturity Date:	The maturity date (the “Maturity Date”) of the New Cash Flow Note will be June 30, 2017.
Payment at Maturity:
The payment due at maturity will be the lesser of:

(a) 100% of the principal amount of the New Cash Flow Note then outstanding (including applicable PIK Interest (as defined below)) plus accrued and unpaid interest, if any; and

(b) the Net Realizable Value (as defined below).

“Net Realizable Value” means the full amount of the value of the Issuer's equity interest in Christine Shipco, whether realizable through the sale in whole or in part of the Issuer's equity interest to one or more unaffiliated third parties or the receipt of dividends, or both, and including the full value of all cash or other assets allocable to the Issuer due to its equity interest in Christine Shipco, whether in fact paid to the Issuer as a dividend or not, such value to be determined by an independent third-party investment bank.

Interest Rate; PIK Interest:
Interest will accrue on the outstanding principal amount of the New Cash Flow Note at a rate (the “Interest Rate”) equal to 8% per annum, payable quarterly in arrears (each such interest payment, an “Interest Amount”).

The Interest Amount will be payable in cash, quarterly in arrears; provided that, if the amount of Available Debt Service Cash (as defined below) in respect of any quarterly interest period is less than the Interest Amount for such period, then on the relevant interest payment date, the Issuer shall pay the Interest Amount in cash to the extent of 100% of the Available Debt Service Cash and any Interest Amount not so paid in cash shall be automatically capitalized and paid in the form of PIK Interest (as defined below) by adding an equal amount to the outstanding aggregate principal amount of the New Cash Flow Note then outstanding on such interest payment date (the “PIK Interest”).  PIK Interest shall accrue at a rate per annum equal to the Interest Rate.

“Available Debt Service Cash” as used herein shall mean amounts payable to the Issuer by Christine Shipco in the form of dividends during the applicable quarter in respect of the Issuer's equity interest in Christine Shipco.

Optional Redemption:
The Issuer may redeem the New Cash Flow Note at any time or from time to time, in whole or in part at a redemption price equal to 100% of the principal amount of the New Cash Flow Note then outstanding (including applicable PIK Interest) plus accrued and unpaid interest, if any to, but not including the date of redemption.

Mandatory Prepayment:
The Issuer will be required to prepay the New Cash Flow Note with and to the extent of:

(a) any dividends received from Christine Shipco in excess of the Interest Amount for the applicable quarter;

(b) the net proceeds allocable to the Issuer due to its equity interest in Christine Shipco resulting from any sale of any portion of Christine Shipco’s interest in the Vessel after giving effect to all payments due under the Christine Shipco Facility; or

(c) the net proceeds resulting from any transfer of any portion of the Issuer's equity interest in Christine Shipco to one or more unaffiliated third parties.

Covenants and Events of Default:	Standard covenants relating to existence, compliance with laws and payment of taxes will apply. Events of default include payment defaults and bankruptcy or insolvency.
Conditions Precedent:	The Bankruptcy Court has issued an order confirming the Plan as described in the Disclosure Statement of Excel and certain of its affiliates dated June 7, 2013.
Governing Law:	New York.

EXHIBIT B

ODELL/MINTA TERM SHEET

CREDIT SUISSE FACILITY - TERM SHEET

This Term Sheet is subject to contract and is not to be construed as legally binding. Final approval by Credit Suisse AG shall be subject to (i) satisfactory due diligence, (ii) the Lender's Credit Committee approval, (iii) relevant legal advice/opinions and (iv) satisfactory documentation.  Further, (i) the terms set forth below are subject to a bankruptcy filing by the Borrowers and the Guarantor and (ii) the proposed Transaction is subject to the entry of a final, non-appealable order by the United States Bankruptcy Court for the Southern District of New York approving the Transaction.

Borrowers:
(a)  Minta Holding S.A. of Liberia (“Minta”), owner of the 2005-built Supramax Bulk Carrier “July M”, and (b)  Odell International S.A. of Liberia (“Odell”), owner of the 2005-built Supramax Bulk Carrier “Mairouli”.

Guarantor:	Excel Maritime Carriers Ltd.

Lender:	Credit Suisse AG, Switzerland.

Transaction:
Minta and Odell to sell all of their assets (the “Borrower Assets”) via a sale pursuant to section 363 of the Bankruptcy Code (the “363 Sale”) free and clear of all liens, claims and encumbrances of any type whatsoever except as expressly set forth herein.  Not less than 10 days prior to the Petition Date (as defined below) and at any other time requested by the Lender, the Guarantor will provide to the Lender details of (i) all liens, claims and encumbrances of any type, including, without limitation, any trade debt, outstanding against Minta and Odell and (ii) all litigation currently pending or threatened against Minta and Odell.  The Lender or its nominee will credit bid up to the maximum amount of its secured claim against the Borrower Assets as consideration for the purchase of the Borrower Assets in the 363 Sale pursuant to section 363(k) of the Bankruptcy Code, such credit bid to be conditioned upon and made only upon final agreement with the Newcos (as defined below) to (i) the transfer set forth in the following sentence and (ii) the restructuring of the bilateral loan with the Newcos on terms acceptable to the Lender.  All terms of the sale and change in control shall be agreed between the Guarantor, Minta, Odell and the Lender prior to the commencement of any chapter 11 proceedings by the Guarantor, Minta and Odell (the “Chapter 11 Proceedings”).  The Lender shall never have actual ownership of the Borrower Assets.

Completion:
In the event that no higher offers are received by the Guarantor for the Borrower Assets, the Guarantor will complete the sale of the Borrower Assets by effecting a change in control of the shares of Minta and Odell to one or two third party companies (the “Newcos“) designated by the Lender.  Upon completion the Guarantor will be released from any liability pursuant to the Guarantee.  The Newcos will be owned and controlled by Ms. Ismini Panayotides, the daughter of the present Chairman of the Board of Directors of the Guarantor.  The Completion set forth in this paragraph will be subject to approval of the United States Bankruptcy Court for the Southern District of New York (the “Bankruptcy Court”) as part of the 363 Sale described herein.  For the avoidance of doubt, the existing bilateral facility and related loan documents between the Lender and the Borrowers are to remain effective and in place until the Transaction has been completed.

363 Sale
Minta and Odell shall file with the Bankruptcy Court appropriate pleadings and related documentation (the “363 Motion”) related to the 363 Sale on the date (the “Petition Date”) of commencement of the Chapter 11 Proceedings.  The 363 Motion, all approval order(s) related to the 363 Motion and any related motions filed by Minta and Odell in the Chapter 11 Proceedings shall be in form and substance acceptable to the Lender.  The 363 Motion and all related documentation shall designate the Lender or its nominee as the bidder or “stalking horse” for purchase of the Borrower Assets via a credit bid in the amount up to the outstanding amount of the Lender loan as of the Closing.  The 363 Motion shall be filed on the minimum notice required to effectuate a sale in the Bankruptcy Court pursuant to section 363 of the Bankruptcy Code and Federal Rule of Bankruptcy Procedure 6004(f).  An order of the Bankruptcy Court approving the 363 Motion and the 363 Sale, in form and substance acceptable to Lender, shall be entered within 40 days of the Petition Date.

Releases:
The order approving the 363 Motion shall include a complete release by the Guarantor, Minta and Odell, on behalf of themselves, their respective bankruptcy estates and all creditors and other persons claiming through these bankruptcy estates, of the Lender, its nominee, if any, and all professionals, successors and assignees for all matters relating to the bilateral facility with the Lender and the 363 Sale.

Pre-Petition Marketing
The Guarantor, Minta and Odell will commence a marketing process for the Borrower Assets prior to the commencement of the Chapter 11 Proceedings (the "Pre-Petition Marketing").  The Pre-Petition Marketing will be in such form and will continue for such duration (including, where necessary, after the commencement of the Chapter 11 Proceedings) as is considered necessary by the Guarantor, Minta and Odell in order to achieve the approval of the 363 Motion and 363 Sale, as described herein. The Pre-Petition Marketing will be conducted by a ship broker selected by the Guarantor and agreed to by the Lender.

Release of Guarantee:	On the Closing Date (as defined below), the Lender will release the Guarantor from the Guarantee.

Closing Date:
The parties will take all reasonable actions to effect the transaction as quickly as possible following the commencement of the Chapter 11 Proceedings, and in any event  on or before the 60th day after the Petition Date.

Expenses:
All costs and out-of-pocket expenses of the Lender (including, but not limited to, legal fees in respect of the preparation, negotiation and documentation of the Transaction and the restructuring of the bilateral facility) to be at the Borrowers’ expense and to include any value added tax (if applicable) payable by the Lender.

Pre-Sale Liquidity:
The Lender will increase the balance of its existing loan under the Loan Agreement in the form of a DIP loan (the Increase to be secured by  the Lender's existing liens on the Borrower Assets) by an amount equal to the lesser of (i) $500,000 or (ii) the post-petition restructuring costs of the Borrowers (including, without limitation, the Lender’s restructuring costs) and operating expenses of the Borrowers to the extent that such restructuring costs and operating expenses are in excess of the Borrowers’ operating revenue for the period of the Petition Date to the Closing Date (the “Increase”).  The Increase will be in the form of debtor-in-possession financing and (i) will be on the interest rate terms as set forth in Section 7.6 of the Loan Agreement and (ii) otherwise be on terms reflected in this Term Sheet and acceptable to the Lender in its sole discretion. The Increase shall be refunded in cash immediately by Minta and Odell if the Lender or its nominee are not the ultimate purchaser of the Borrower Assets and shall be included for the purposes of calculating the value of the Lender’s credit bid in respect of the Borrower Assets.

Documentation:
All documentation related to the 363 Sale and the 363 Motion, including any cash collateral or debtor-in-possession financing order, will be negotiated by the Guarantor, Borrowers and Lender and will be consistent with this term sheet.  The Guarantor’s, Minta’s and Odell’s counsel at Skadden, Arps, Slate, Meagher & Flom LLP will provide the Lender with drafts of such documentation no later than 10 business days prior to the Petition Date.

Related Court Filings:
Any motions or other pleadings and related approval orders filed or submitted by the Guarantor, Minta and Odell in the Chapter 11 Proceedings related to the matters contained herein, including cash collateral and debtor-in-possession financing, shall be in a form and substance acceptable to the Lender.

Defined Terms:
Unless otherwise specified herein or unless the context otherwise requires, all words and expressions defined in the Secured Loan Agreement dated 27 November 2007 for a Loan Facility of (originally) up to US$75'600'000 between Minta Holdings S.A. and Odell International Ltd., as Borrowers, and Credit Suisse AG (previously known as Credit Suisse), as Lender, as amended and/or supplemented by a First Supplemental Agreement dated 31 March 2009, a Second Supplemental Agreement dated February 28 2011, a Third Supplemental Agreement dated 27 July 2011 and a Fourth Supplemental Agreement dated 29 March 2012 (as amended through the date hereof, the “Loan Agreement”), shall have the same meaning when used in this Term Sheet.

APPENDIX B

TO

DISCLOSURE STATEMENT
OF EXCEL MARITIME CARRIERS LTD. AND CERTAIN OF ITS AFFILIATES

RESTRUCTURING TERM SHEET

Term Sheet

Unless otherwise defined herein, capitalized terms shall have the same meaning as in the Excel Maritime Carriers Limited Restructuring Support Agreement to which this Term Sheet is annexed.

I. OVERVIEW
Transaction Summary
This Term Sheet and all annexes hereto reference a restructuring transaction pursuant to which Excel and those direct and indirect subsidiaries (the "Subsidiaries") and affiliates identified on Schedule 1 hereto (collectively, the "Company") will restructure certain obligations through a plan of reorganization (the "Plan"), which is to be either a pre-packaged or pre-arranged plan of reorganization filed in connection with cases commenced under chapter 11 of title 11 of the United States Code in the United States Bankruptcy Court for the Southern District of New York. Within this Term Sheet "Closing Date" means the date on which a restructuring on the terms set out herein becomes effective in accordance with the Plan.

This Term Sheet outlines the proposed restructuring of the Company's senior secured debt obligations pursuant to its Syndicate Credit Facility (as defined below); the means by which additional capital is provided to the Company; and the issuance and ownership of shares in the Company as of the Closing Date.  The remaining obligations referenced in this Term Sheet will either be restructured or otherwise satisfied through separate transactions as set forth herein as are acceptable to the Consenting Lenders in their sole and absolute discretion.  This Term Sheet does not include a description of all of the terms, conditions, and other provisions that are to be contained in the definitive documentation governing the restructuring, which remain subject to further discussion and negotiation.

Obligations to be Restructured	Obligations to be restructured will include: i. approximately $771.1 million1 outstanding aggregate principal amount (which amount includes all letters of credit outstanding)

__________________
1
Represents the outstanding amount of $771,091,757 as of December 31, 2012 and is net of the principal repayment of $9.0 million in accordance with Amendment No. 6 to the Senior Secured Credit Facility and the mandatory repayment of $3.3 million resulting from the sale of M/V Attractive in December 2012.

(plus accrued but unpaid interest thereon) under (x) that certain Senior Secured Credit Facility, dated as of April 14, 2008 as amended by Amendment No. 1 to Senior Secured Credit Facility, dated as of March 31, 2009, as further amended by Amendment No. 2 to Senior Secured Credit Facility, dated as of June 1, 2010, as further amended by Amendment No. 3 to Senior Secured Credit Facility, dated as of December 23, 2010, as further amended by Amendment No. 4 to Senior Secured Credit Facility, dated as of July 22, 2011, as further amended by Amendment No. 5 to Senior Secured Credit Facility, dated as of March 30, 2012, as corrected by Immaterial Error Correction, dated as of August 21, 2012, as further amended by Amendment No. 6 to Senior Secured Credit Facility, dated as of September 30, 2012, as further amended by Amendment No. 7 to the Senior Secured Credit Facility dated as of December 31, 2012, as further amended by Amendment No. 8 to the Senior Secured Credit Facility dated as of January 31, 2013, as further amended by Amendment No. 9 to the Senior Secured Credit Facility dated as of February 28, 2013; as further amended by Amendment No. 10 to the Senior Secured Credit Facility dated as of March 31, 2013; as further amended by Amendment No. 11 to the Senior Secured Credit Facility dated as of April 30, 2013 and as otherwise amended, modified or supplemented from time to time and (y) the other Loan Documents (but excluding any Swap Agreements) (as such terms are defined in such Senior Secured Credit Facility) (collectively, the “Syndicate Credit Facility”);

ii. approximately $54.62 million outstanding aggregate principal amount (plus accrued but unpaid interest thereon) under (x) that certain secured loan facility agreement dated as of November 27, 2007, as amended and supplemented by a first supplemental agreement dated as of March 31, 2009, and as further amended and supplemented by a second supplemental agreement dated as of February 28, 2011, a third supplemental agreement dated as of July 27, 2011 and a fourth supplemental agreement dated as of March 29, 2012, between Excel’s subsidiaries Minta Holdings S.A. and Odell International Ltd., as borrowers, and  Credit Suisse, as lender, and (y) the other Finance Documents (as defined in such secured loan agreement, including that certain guarantee and indemnity, dated as of November 27, 2007, made between Excel and Credit Suisse) (the “Credit Suisse Loan”);

_
2	Represents expected outstanding amount as of December 31, 2012.

iii. approximately $150.0 million outstanding aggregate principal amount (plus accrued but unpaid interest thereon) under that certain indenture dated as of October 10, 2007 pertaining to Excel’s 1.875% Convertible Senior Notes due October 15, 2027 (the “Convertible Notes”);

iv.  Excel's liability under that certain Settlement Agreement dated December 5, 2012 among Excel, Bird, certain subsidiaries of Bird, and Norwegian counterparties Iron Man AS, Coal Glory AS and Linda Leah AS;

v. ISDA Master Agreement and the credit support annex attached thereto, dated as of March 29, 2011, between Eurobank EFG Private Bank Luxembourg S.A. and Excel with an estimated mark-to-market liability amount of $2.3 million3 (the “Eurobank Swap”);

vi. ISDA Master Agreement and the credit support annex attached thereto, dated as of September 2, 2010, as amended by way of a side letter dated July 21, 2011, between Nomura International plc and Excel with an estimated mark-to-market liability amount of $1.4 million4 (the “Nomura Swap”); and

vii. ISDA Master Agreement and the credit support annex attached thereto, dated June 29, 2011, between Marfin Popular Bank Public Co. Ltd., Greek Branch, and Excel with an estimated mark-to-market liability amount of $4.1 million5 (the “Marfin Swap”).

Post-Confirmation Funding
On the Effective Date of the Plan, the Company shall receive $30 million cash in total funding from two sources.  Holdco shall contribute $10 million cash from the proceeds of the Note (as defined herein) and $20 million shall be released to the Company in connection with the Escrow Dispute Resolution (as defined below).

In the event that the Second Holdco Funding (defined below) occurs on or prior to March 31, 2015, the Company will receive an additional $20 million.

_
3	Represents the estimated mark-to-market liability as of December 31, 2012.

4	Represents the estimated mark-to-market liability as of December 31, 2012.

5	Represents the estimated mark-to-market liability as of December 31, 2012.

II. Restructuring of Syndicate Credit Facility – Summary of Terms
Borrower	Excel Maritime Carriers Ltd.
Guarantors
Each of the Subsidiaries that holds an ownership interest in one or more vessels that constitute collateral for the Company's obligations under the Syndicate Credit Facility (the "Collateral Vessels") but excluding, Maryville Maritime Inc. ("Maryville") and any of the Subsidiaries that is the owner of any vessel that serves as security in respect of any indebtedness pursuant to the ABN Amro Loan, the DVB Loan or the Credit Suisse Loan (the "Bilateral Subsidiaries" and, together with the Subsidiaries owning the Collateral Vessels (the "Collateral Vessel Owning Subsidiaries") each, a “Vessel Owning Subsidiary”), as provided in Schedule 2.

Administrative Agent	Nordea Bank Finland PLC, London Branch (“Nordea”)
Collateral Security for Restructured Obligations
First priority lien on substantially all assets of the Borrower (other than such assets on which there is a preexisting lien not securing the Syndicate Credit Facility) and on each existing or to-be-formed direct and indirect subsidiary of the Borrower and of the Guarantors (other than those  wholly or partly owned subsidiaries existing on the Closing Date listed on Schedule 3 hereto), the existing Collateral Vessels, stock in each Vessel-Owning Subsidiary, stock in any holding company of a Vessel-Owning Subsidiary, and the assets of and stock in Maryville, provided, however, that in the event that the Second Holdco Funding (as defined below) is not made by the Equity Purchaser (as defined below), the Equity Purchaser, at its option, may purchase upon 180 days prior notice by the Equity Purchaser to the Lenders the Maryville Maritime Inc. trade name and certain non-material assets to be enumerated in a schedule attached to the definitive documents (free of any encumbrances) for a nominal purchase price.

Collateral Agent / Security Trustee	Nordea
Lenders
HSH Nordbank AG, Deutsche Bank AG Filiale Deutschlandgeschäft, Landesbank Hessen-Thüringen Girozentrale, BNP Paribas S.A., DVB Bank SE, Silver Oak Capital, L.L.C., Deutsche Trust Company Americas, National Bank of Greece S.A., Credit Suisse AG, Skandinaviska Enskilda Banken AB (publ), Natixis, Goldman Sachs International Bank, Oaktree Opportunities Fund VIIIb (Delaware) L.P., Oaktree Huntington Investments Fund, L.P., Oaktree Opportunities Fund VIII (Parallel 2), L.P., Oaktree Opportunities Fund VIII Delaware, L.P., Oaktree Opps VIIIb (Cayman) 2 CTB Ltd, Oaktree Opps VIII Parallel 2 (Cayman) 2 CTB Ltd., Oaktree Opps VIII (Cayman) 3 CTB Ltd., Oaktree Huntington (Cayman) 2 CTB Ltd., and any successors thereto.

Majority Lenders
Lenders owed or holding greater than 66 2/3% of the aggregate principal amount of the Advances (as defined in the Syndicate Credit Facility) and undrawn Commitments (as defined in the Syndicate Credit Facility) outstanding under the Syndicate Credit Facility.

Restructured Facility
The Lenders will elect to treat their claims under the Syndicate Credit Facility as fully secured pursuant to 11 U.S.C. §1111(b)(2). Accordingly, on the Closing Date, $771 million of the principal amount of revolving term loans and advances under the Syndicate Credit Facility agreement will be converted into new term loan advances governed by an amendment and restatement of the Syndicate Credit Facility having the terms set forth in this Term Sheet (“Amended and Restated Syndicate Loan Agreement”).  It is expected that the existing Syndicate Credit Facility Agreement and related Loan Documents will be amended and restated and the Amended and Restated Syndicate Loan Agreement, the related Amended and Restated Loan Documents and other definitive loan documentation will be executed as part of this transaction, which documents will include, but not be limited to, an Amended and Restated Credit Agreement (the "Credit Agreement") which will be on substantially the terms set out in this term sheet.

Loan Structure
The new term loan advances will be divided between a new Senior Secured Term Loan A and a new Senior Secured Term Loan B, the latter of which will have same collateral security as the Senior Secured Term Loan A but rank junior to the Senior Secured Term Loan A in right of payment.

Loan Amounts	Senior Secured Term Loan A: $459 million Senior Secured Term Loan B: $312 million
Final Maturity Dates
If the Second Holdco Funding occurs, the Senior Secured Term Loan A and Senior Secured Term Loan B will mature on December 31, 2018.

If the Second Holdco Funding does not occur, the Senior Secured Term Loan A and Senior Secured Term Loan B will mature on December 31, 2017.

Scheduled Repayments
Senior Term Loan A: No scheduled repayments of Senior Secured Term Loan A advances will be required for the 12-month period ending on March 31, 2014, with  scheduled repayments of term loan advances thereafter being as follows:

Date	Amount of Term Loan A Advances to be Repaid if Second Holdco Funding Occurs	Amount of Term Loan A Advances to be Repaid if Second Holdco Funding Does Not Occur
April 1, 2014	$3,750,000.00	$3,750,000.00
July 1, 2014	$3,750,000.00	$3,750,000.00
October 1, 2014	$3,750,000.00	$3,750,000.00
January 1, 2015	$3,750,000.00	$3,750,000.00
April 1, 2015	$10,000,000.00	$10,000,000.00
July 1, 2015	$10,000,000.00	$10,000,000.00
October 1, 2015	$10,000,000.00	$10,000,000.00
January 1, 2016	$10,000,000.00	$10,000,000.00
April 1, 2016	$15,000,000.00	$15,000,000.00
July 1, 2016	$15,000,000.00	$15,000,000.00
October 1, 2016	$15,000,000.00	$15,000,000.00
January 1, 2017	$15,000,000.00	$15,000,000.00
April 1, 2017	$15,000,000.00	$15,000,000.00
July 1, 2017	$15,000,000.00	$15,000,000.00
October 1, 2017	$15,000,000.00	$15,000,000.00
January 1, 2018	$15,000,000.00
April 1, 2018	$15,000,000.00
July 1, 2018	$15,000,000.00
October 1, 2018	$15,000,000.00

During the 12-month period ending on January 1, 2015, Excel will have the option to defer a scheduled repayment amount of Senior Term Loan A to maturity, in the event that Excel’s unrestricted cash balance in a fiscal quarter, when adjusted for such scheduled repayment, would be below $35 million, subject to a maximum of two deferrals.

Senior Term Loan B: Following the Closing Date, scheduled repayments of term loan advances will be as follows:

Date	Amount of Term Loan B Advances to be Repaid if Second Holdco Funding Occurs	Amount of Term Loan B Advances to be Repaid if Second Holdco Funding Does Not Occur
July 1, 20136	$1,500,000.00	$1,500,000.00
October 1, 20137	$1,500,000.00	$1,500,000.00
January 1, 2014	$1,500,000.00	$1,500,000.00
April 1, 2014	$1,500,000.00	$1,500,000.00
July 1, 2014	$1,500,000.00	$1,500,000.00
October 1, 2014	$1,500,000.00	$1,500,000.00
January 1, 2015	$1,500,000.00	$1,500,000.00
April 1, 2015	$1,500,000.00	$1,500,000.00
July 1, 2015	$1,500,000.00	$1,500,000.00
October 1, 2015	$1,500,000.00	$1,500,000.00
January 1, 2016	$1,500,000.00	$1,500,000.00
April 1, 2016	$1,500,000.00	$1,500,000.00
July 1, 2016	$1,500,000.00	$1,500,000.00
October 1, 2016	$1,500,000.00	$1,500,000.00
January 1, 2017	$1,500,000.00	$1,500,000.00
April 1, 2017	$1,500,000.00	$1,500,000.00
July 1, 2017	$1,500,000.00	$1,500,000.00
October 1, 2017	$1,500,000.00	$1,500,000.00
January 1, 2018	$1,500,000.00
April 1, 2018	$1,500,000.00
July 1, 2018	$1,500,000.00
October 1, 2018	$1,500,000.00

6	This installment date will not be applicable (and the amortization schedule will be adjusted accordingly) if Closing takes place after July 1, 2013.

7	Same as footnote above.

Mandatory Prepayments
The Company shall make the following prepayments towards Senior Term Loan A under the Amended and Restated Syndicate Loan Agreement: (i) on April 15, 2015, and after exercise of the Second Holdco Funding, an amount equal to the difference between the average of the cash balances on March 25, 2015, April 1, 2015 and April 8, 2015 attributable to Excel and all of the Subsidiaries other than the Bilateral Subsidiaries, minus $35 million, provided that, if, as of the date this Mandatory Prepayment is required, all of the Company's interest and principal obligations under Senior Term Loan B, whether payable in cash or subject to payment in kind ("PIK"), had been paid timely, in full and in cash, the amount of this Mandatory Prepayment shall not exceed $30 million, which payment shall be applied to reduce all later arising amortized principal installment payments under Term Loan A pro rata; and (ii) thereafter, on a semiannual basis, commencing with the period ending September 30, 2015, one hundred percent (100%) of Excess Cash Flow (definition to be agreed upon, to be determined for the period of the preceding two quarters) subject to a pro forma cash balance greater than $35 million, which amount will be paid within 60 days of the end of the then-ending six month period and shall be applied to Term Loan A in reverse order of amortization.

Interest Rate Pricing
Excel shall pay interest on the unpaid principal amount of each term loan advance at a rate per annum at all times during each Interest Period equal to the following:

Senior Term Loan A: Cash interest equal to LIBOR plus the Applicable Margin of 2.75%.

Senior Term Loan B: Cash interest equal to LIBOR plus the Applicable Margin of 1.75% and PIK interest equal to 4.7%, provided, however, that Excel may, at its option and at the same time as it delivers the cash interest required hereby, pay in cash that portion of the then-current interest obligation which is subject to being paid in kind.

Financial Covenants	Financial Covenants as set forth in Section 5.04 of the Credit Agreement.

Restricted Cash Release
On the Closing Date, an aggregate of $30 million of the restricted cash currently deposited in accounts associated with the existing Syndicate Credit Facility (the "Restricted Cash") will be transferred to Excel’s unrestricted cash accounts for use by the Company in meeting the expenses and obligations of the Collateral Vessel Owning Subsidiaries and that percentage of the costs and expenses of the Company, including restructuring costs, not incurred by or associated with the Bilateral Subsidiaries, calculated through determining the quotient in which the number of Collateral Vessels is the numerator and the total number of vessels owned or operated by the Company, including all of the Subsidiaries, is the denominator, with any balance above such amount being paid to the Lenders for application  by the Syndicate Credit Facility Lenders to the obligations of the Borrower under Term Loan A.

Allocation of Equity Cash Infusions
Funds received by the Company in connection with the $10 million delivered to it on the Closing Date by Holdco in connection with the Closing Date Cash Contribution as defined below and in connection with the $20 million delivered to the Company in the event of, and upon, the Second Holdco Funding, shall be allocated to the costs, expenses and obligations of and associated with the Vessel Owning Subsidiaries and to that percentage of the costs and expenses of the Company, including restructuring costs, not incurred by or associated with the Bilateral Subsidiaries, calculated through determining the quotient in which the number of Collateral Vessels is the numerator and the total number of vessels owned or operated by the Company, including all of the Subsidiaries, is the denominator.

Post-Closing Date Expenses
From and after the Closing Date, in addition to the Restricted Cash released as set forth above, revenues generated by the Collateral Vessel Owning Subsidiaries and funds received in connection with the Escrow Dispute Resolution as set forth below will be used only to satisfy the costs and expenses of the Collateral Ship Owning Subsidiaries and that percentage of the other costs, expenses and obligations of the Company, including restructuring costs, not incurred by or associated with the Bilateral Subsidiaries, calculated through determining the quotient in which the number of Collateral Vessels is the numerator and the total number of vessels owned or operated by the Company, including all of the Subsidiaries, is the denominator.

Bilateral Subsidiaries Post-Closing Date Expenses
Notwithstanding anything to the contrary set forth above, from and after the Closing Date revenues generated by Bilateral Subsidiaries will be used only to satisfy the costs and expenses of the Bilateral Subsidiaries and that percentage of the other costs, expenses and obligations of the Company, including restructuring costs (only as to those Bilateral Subsidiaries that are debtors).  Post-Closing Date costs and expenses other than restructuring costs are calculated through determining the quotient in which the number of vessels owned by the Bilateral Subsidiaries is the numerator and the total number of vessels owned or operated by the Company, including all of the Subsidiaries, is the denominator.  Post-Closing Date restructuring costs are calculated through determining the quotient in which the number of vessels owned by the Bilateral Subsidiaries that are debtors is the numerator and the total number of vessels owned or operated by the Company, including all of the Subsidiaries, but excluding vessels owned or operated by non-debtor Bilateral Subsidiaries, is the denominator.

Lender Equity Ownership
On the Closing Date, all prepetition equity interests in Excel shall be cancelled and Holdco as designee of the Syndicate Credit Facility lenders will receive 100% of the Shares of Excel on a fully diluted basis as of the Closing Date except to the extent that dilution is expressly contemplated herein or provided for in the Organizational Documents (as defined below).

Escrow Dispute Resolution
On the Effective Date, the Equity Purchaser shall release all its claims and waive all its rights with respect to, and jointly with Excel instruct Seward & Kissel to deliver to Excel, the $20 million previously deposited by the Equity Purchaser pursuant to that certain Purchase Agreement, dated as of March 29, 2012, between Excel and the Equity Purchaser as purchaser, which amount is currently being held in escrow pursuant to that certain Escrow Agreement, dated March 29, 2012, by and between Excel and Seward & Kissel LLP, as escrow agent, as amended by Amendments Nos. 1 through 5 to the Escrow Agreement by and between Excel, Seward & Kissel LLP, the Equity Purchaser and Nordea.

Organizational Document Amendments and Operating Agreement
Organizational documents of Excel and each of its direct and indirect subsidiaries and the Operating Agreement of Holdco, to the extent necessary, will be executed as of the Closing Date to provide the following:

(i)  At all times that there remains an outstanding amount due under either Senior Secured Term Loan A or Senior Secured Term Loan B:

(a) The Excel and Holdco boards of directors shall consist of seven (7) individuals, three (3) of which shall be "Independent Directors" appointed on the Closing Date by the Requisite Consenting Lenders.  In the event of the resignation, disability or death of any of the Independent Directors prior to full payment of Term Loan A and Term Loan B, the remaining Independent Director or Directors shall appoint the number of individuals necessary to fill the vacancy or vacancies;

(b) Certain extraordinary actions, including, but not limited to,  (i) the filing of a voluntary petition pursuant to Title 11 of the United States Code or the commencement of any form of insolvency proceeding or the retaining of legal or financial advisors to advise the company in relation to any such matter (ii) the sale of assets outside of the ordinary course,(iii) the incurrence of secured or other out of the ordinary course debt, (iv) the issuance of new shares; (v) any increase in the authorized share capital; (vi) merger, consolidation or other combination with any other entity or entities; (vii)  sale or agreement to sell, all or substantially all assets; (viii) changes to contracts, compensation increases or provision of equity-based compensation or incentives to managerial and executive level employees of Excel or (ix) declaration and payment of dividends to shareholders shall require affirmative vote of two of the three Independent Directors;

(c)  Sales of, or by, the Equity Purchaser of its interests in Holdco or of interests in the Equity Purchaser shall be restricted as follows:

(1) Any sale must be for cash;

(2) One hundred percent of the cash proceeds of the sale must be contributed to the Company;

(3) No sale or series of sales may result in the Equity Purchaser holding less than fifty and one-tenth percent (50.1%) of the equity of Holdco; and

(4)  No sale or series of sales may result in Permitted Holders, as that term is defined in the Credit Agreement evidencing the Restructured Credit Facility, holding less than fifty and one-tenth percent (50.1%) of all classes of equity in the Equity Purchaser.

(d) Sales by the Lenders of their respective interests in Holdco may only be made simultaneously with, and to the same entity that is a purchaser of, the selling Lender's interest in Senior Term Loan B, furthermore, neither Equity Purchaser, nor any of its affiliates shall, directly or indirectly, become the beneficial owner of any interests in Holdco issued for the benefit of the Lenders, including through beneficially owning any interest in Lender Holdco.

(ii)  Notwithstanding the provisions of paragraph (i) above, at any time prior to the Second Holdco Funding that there remains an outstanding amount due under either Senior Secured Term Loan A or Senior Secured Term Loan B, if there exists a payment default  under the terms of the Credit Agreement;

(a) The Excel and Holdco boards of directors shall consist of seven (7) individuals, two (2) of which shall be appointed by the Equity Purchaser (defined below) and the remaining directors shall be appointed by the Lenders; and

(b) To the extent it holds a direct or indirect ownership interest in Holdco, the Equity Purchaser, or its permitted transferees, shall be the subject of drag along rights and the beneficiary of tag along rights, as well as preemptive rights.

(iii)  Following satisfaction of all amounts due under both Senior Secured Term Loan A and Senior Secured Term Loan B and the receipt by the Company of the Second Holdco Funding  (whichever is later):

(a) The Lenders, to the extent they hold a direct or indirect ownership interest in Holdco, or their permitted transferees, shall be the subject of drag along rights and the beneficiaries of tag along rights, as well as preemptive rights;

(b) Those Lenders holding a direct or indirect ownership interest in Holdco shall, as a group, be entitled to appoint one (1) director to the Excel and Holdco boards of directors, each of which boards shall consist of seven (7) individuals.

(iv)  In the event the Second Holdco Funding is not received by the Company on or before March 31, 2015 or Excel or Holdco file or otherwise become the subject of  an insolvency proceeding including, but not limited to, a Chapter 11 case at any time after the Effective Date of the Plan and prior to full payment of the Restructured Facility;

(a) The Excel and Holdco boards of directors shall consist of seven (7) individuals, two (2) of which shall be appointed by the Equity Purchaser (defined below) and the remaining directors shall be appointed by the Lenders; and

(b) To the extent it holds a direct or indirect ownership interest in Holdco, or its permitted transferees, the Equity Purchaser shall be the subject of drag along rights and the beneficiary of tag along rights, as well as preemptive rights.

(iv)  The organizational documents may not be amended absent votes approving any such amendment from the holders of two-thirds of each class of interests in Holdco initially issued to the Equity Purchaser, the Lenders or their respective nominees.

Consent To Disposition Relating to Credit Suisse Loan
The Lenders consent to the Company's restructuring of the Credit Suisse Loan in chapter 11 proceedings  as follows:

(i) Credit Suisse, or its designee shall increase the existing Credit Suisse Loan against its existing collateral in the form of a DIP loan in an amount equal to lesser of (a) the restructuring costs and shortfall in operating revenues to meet operating expenses of the CS Subsidiaries; (ii)  $500,000 (the "CS DIP Loan").

(ii)  On or within fifteen days following  the Petition Date, the Company shall move  (a)  pursuant to Section 363 of the Bankruptcy Code, for leave to sell or (b) pursuant to Section 554 of the Bankruptcy Code for leave to abandon or (c) pursuant to any other applicable section of the Bankruptcy Code for leave to sell, transfer or otherwise dispose of  all assets of the Bilateral Subsidiaries constituting collateral for the Credit Suisse Loan, or Excel's shares in those Bilateral Subsidiaries pledged as security for the Credit Suisse Loan (the "CS Subsidiaries"), to Credit Suisse, or its designee;

(iii)  The purchase price in the transaction will be credit bid equal to the full balance of the Credit Suisse Loan as of the date the closing of the transaction plus the CS DIP Loan amount;

(iv) The Company will obtain court approval of  and close the transaction within sixty (60) days following the Petition Date.

III. Restructuring of Unsecured Obligations– Summary of Terms
Distribution to Unsecured Creditors
Distribution to general unsecured creditors, other than those separately classified creditors whose claims will either be paid in full or reinstated under the plan, will consist of a note (the "Cash Flow Note") in a principal amount equal to the value of Excel's interest in Christine Shipco LLC.  The issuer of the Cash Flow Note will be Excel or an affiliate of Excel.  Payments of principal and interest to be made under the Cash Flow Note will be equal to, and limited to, the amounts received by the issuer from Christine Shipco LLC in respect of Excel's membership interest.

The full terms of the Cash Flow Note will be set out in the Cash Flow Note Term Sheet.

III. Equity Purchase – Summary of Terms
Equity Purchaser	Ivory Shipping Inc., a Liberian corporation, or any third party that may at any time be subrogated to the rights of Ivory and assumes its obligations with the consent of the Consenting Lenders.
Holdco LLC Formation
Prior to the Petition Date, Holdco shall be formed as a Marshall Islands limited liability company. Holdco shall be initially capitalized with a note in the principal amount of $10 million (the "Note") payable to Holdco under which the Equity Purchaser is the payor.  The Note shall not bear interest, shall be due and payable in full on the Effective Date of the Plan, and shall be in consideration of the Equity Purchaser's acquisition of a membership interest in Holdco equal to sixty percent (60%) of the issued and authorized equity of Holdco.  The remaining forty percent (40%) membership interest in Holdco shall be held, at the option of each Lender, either by  Lender Holdco (as defined below) or by those Lenders opting to participate in the equity holdings of Holdco directly, in each case pro rata with their interest in the Syndicate Loan Facility.  Holdco organizational documents, operating agreements and other documents shall contain board composition and minority shareholder protections identical to those set forth as to Excel in Organizational Documents.

Lender Holdco
Prior to the Petition Date, Lender Holdco shall be formed as a Marshall Islands corporation.  The equity of Lender Holdco will be held one hundred percent by those Lenders who do not opt either to (i) hold an equity interest in Holdco directly or (ii) forego their right to hold equity in Holdco or Lender Holdco. The form and structure of Lender Holdco shall be as set forth below.

Closing Date Excel Stock Issuance
On the Effective Date of the Plan, Excel shall distribute to Holdco, as designee of the Lenders, one hundred percent (100%) of its issued and authorized shares in the form of Class A common stock, all prepetition equity having been cancelled under the Plan.

Closing Date Cash Contribution
On the Effective Date of the Plan, the Equity Purchaser shall satisfy the Note and shall, jointly with Excel, instruct Seward & Kissel to deliver to Excel, and further shall release all its claims and waive all its rights with respect to, the $20 million that is the subject of the Escrow Dispute Resolution.  Holdco will, immediately thereafter, contribute to Excel the $10 million amount received in satisfaction of the Equity Purchaser's obligations under the Note.

Second Holdco Funding
At any time prior to March 31, 2015, the Equity Purchaser will have the option to contribute to Holdco, and Holdco shall immediately contribute to Excel, an additional $20 million (the "Second Holdco Funding Amount"), subject to the satisfaction of certain conditions as set forth below.  The Equity Purchaser shall only be entitled to provide the Second Holdco Funding, and receive the benefit of the Equity Purchaser Contribution Adjustment (defined below), if, at the time of such contribution,  Excel satisfies a maximum loan to value ratio covenant of 125% related to the collateral securing the Amended and Restated Syndicate Loan Agreement, provided, however, that in the event that the loan to value ratio is above 125%, the Equity Purchaser may make an additional payment to satisfy so much of the Restructured Facility  as will render the loan to value ratio less than 125%  (the "Cure Payment") prior to providing to Holdco the funding for the Second Holdco Funding, provided, however, that the Cure Payment shall not be credited towards the Second Holdco Funding Amount and the Equity Purchaser shall not be entitled to receive any incremental equity in Holdco beyond the amounts contemplated herein.

Holdco Equity Adjustment
Upon the Equity Purchaser's contribution of $20 million to Holdco on or before March 31, 2015 for Holdco's immediate contribution to Excel, the equity interests in Holdco shall be immediately and automatically reallocated (the "Equity Purchaser Contribution Adjustment") such that the Equity Purchaser shall hold seventy-five percent (75%) of the equity of and the Lenders (either through Lender Holdco or individually) shall collectively hold twenty-five percent (25%) of the equity of Holdco.

In the event that (i) the Equity Purchaser fails to contribute $20 million to Holdco on or before March 31, 2015 for Holdco's immediate contribution to Excel, (ii) at any time prior to the Second Holdco Funding there exists a payment default under the terms of the Credit Agreement or (iii) Excel or Holdco file or otherwise become the subject of  an insolvency proceeding including, but not limited to, a Chapter 11 case at any time after the effective date of the Plan and prior to full payment of the Restructured Facility, the equity interests in Holdco shall be immediately and automatically reallocated (the "Lender Contribution Adjustment") such that Lenders, either directly or through Lender Holdco, shall hold seventy-five percent (75%) of the equity of Holdco and the Equity Purchaser shall hold twenty-five percent (25%) of the equity of Holdco.

Fees and Expenses of the Equity Purchaser
The reasonable and documented fees and expenses of the Equity Purchaser (including attorneys’ fees) incurred in connection with the restructuring contemplated herein shall be paid by the Company upon the Effective Date.

Organization, Ownership and Management of Lender Holdco
to be Formed to Hold Lender Equity Interests in LLC Holdco

Legal Form of Holding Entity	Corporation
Jurisdiction of Incorporation	Marshall Islands
Purpose
The primary purpose of the corporation ("Lender Holdco") will be to hold that portion of the membership interests in a Marshall Islands LLC ("Holdco") formed to hold 100% of the stock of Excel Maritime Carriers, Ltd., after giving effect to the acquisition of interests in Holdco by the Equity Purchaser and not held by those Lenders who hold claims in the Syndicate Credit Facility opting to hold an interest in Holdco directly.

Equity Allocation
Each entity that is a lender under the Syndicate Credit Facility (a "Lender") shall be entitled to hold its respective pro rata percentage of forty percent (40%) of the membership interest in Holdco that is equal to the percentage of the Syndicate Credit Facility held by such Lender as of the Effective Date of the Plan, subject to dilution and adjustment in accordance with the Plan.  Each Lender may opt to hold its interest in Holdco directly, to hold such interest indirectly through holding an interest in Lender Holdco in accordance with the terms outlined herein or to forgo holding any interest.

Authorized Share Capital of Lender Holdco

(a) Class A shares without par value

(i) class A shares will have voting rights, and

(ii) class A shareholders will have the right to receive prior notice of, and to submit to Lender Holdco's board of directors recommendations regarding Lender Holdco's exercise of its voting rights as a Holdco member.

(b) The class A shares will be issued in registered form.

Shareholders
(a)  Each Lender  will have a right to receive a membership interest in Holdco representing an ownership percentage of Holdco equal to the Lender's pro rata share of the Syndicate Credit Facility as of the Effective Date of the Plan.

(b)  Each Lender will have a right to hold its share of Holdco indirectly by receiving Class A shares representing an ownership percentage of Lender Holdco proportional to that Lender's share of the Syndicate Credit Facility as of the Effective Date of the Plan as compared to other Lenders who also opt to hold their interests in Holdco indirectly through holding an interest in Lender Holdco.

(c) Lenders may elect, in the alternative to receiving Class A shares, to instead receive warrants as described below or no shares or warrants.

(d)  If a Lender elects not to receive any shares in Lender Holdco, the percentage interest in Lender Holdco, or the membership interest in Holdco, that would otherwise have been issued to the declining Lender will, in effect, be apportioned to those Lenders who elect to receive shares or warrants in the corporation or to hold an interest in Holdco directly in proportion to those Lenders' respective interests in the Syndicate Credit Facility.

(e) For the avoidance of doubt, regardless of the method which each Lender elects to hold its proportional shares of the common stock of Excel, the aggregate interests of all Lenders held by all methods shall not result in the Lenders holding more than 40% in the aggregate of the new common stock (subject to the Holdco Equity Adjustment).

Warrants in Lender Holdco

(a) Each Lender wishing to acquire only warrants to purchase shares of the corporation will sign a warrant agreement.

(b) A Lender who elects to receive warrants will be entitled to receive upon exercise of the warrants fifty percent (50%) of the shares that  the Lender would have been entitled to receive if the Lender had elected to receive class A shares in the first instance.

(c) Upon exercise of each warrant, the purchase price payable will be $0.01 per share.

(d) Holders of warrants will be entitled to receive prior written notice of dividends and other distributions by Lender Holdco.

(e) If a Lender elects to receive warrants of the corporation, the interest in the corporation, or the membership interest in Holdco, that would otherwise have been issued to the Lender opting to receive warrants will, in effect, be apportioned to those Lenders who elect to receive shares in Lender Holdco or to hold an interest in Holdco directly in proportion to those Lenders' respective interests in the Syndicate Credit Facility.

Shareholders' Agreement	A class A shareholders' agreement will provide a procedure for the class A shareholders to nominate directors.
Board of Directors of Lender Holdco

(a) The affairs of the corporation will be managed by a board of directors.

(b) The board of directors of the corporation will consist of 3 directors nominated and elected by the class A shareholders.

(c) Some or all of the directors may be provided by a professional corporate management company in Bermuda or another jurisdiction outside the United States.

(d) A vote of two-thirds of the directors will be the act of the board except for matters (to be determined) requiring the affirmative vote of all directors.

Officers

(a) The day-to-day management of the corporation will be carried on by, or by direction of, the officers of the corporation.

(b) The corporation will have a president, a secretary and such other officers (if any) as are provided for in the articles of incorporation or the bylaws.

(c) The officers will be provided by a professional corporate management company in Bermuda or another jurisdiction outside the United States.

Matters Requiring Shareholder Vote

The following corporate actions will require the affirmative vote of holders of 66.67% of the outstanding class A shares:

(a) election of directors

(b) amendment of articles of incorporation or bylaws

(c) dissolution

(d) commencement of insolvency proceedings, including, but not limited to, a Chapter 11 case

(e) sale of Excel shares and warrants

Transfers of Shares and Warrants	A Lender may not transfer any of its shares or warrants separately from the Lender's interest in the Term Loan B.
Insurance

The corporation or holders of shares or warrants issued by the corporation may obtain insurance coverage for risks arising from indirect ownership of equity interests in Excel's operating subsidiaries.

Costs

All reasonable and documented costs and expenses relating to the formation and maintenance of the corporation (including the ongoing fees of professional corporate managers, officers, directors, and counsel and the cost of insurance coverage) will be paid by Excel as borrower under the Credit Agreement.

* * * * * * *

THESE ABOVE TERMS ARE TO BE MORE FULLY SET FORTH IN DEFINITIVE AGREEMENTS CONTAINING PROVISIONS CONSISTENT IN ALL RESPECTS WITH THIS TERM SHEET IS NOT AN OFFER WITH RESPECT TO ANY SECURITIES OR A SOLICITATION OF ACCEPTANCES OF THE PLAN.  SUCH A SOLICITATION WILL ONLY BE MADE IN COMPLIANCE WITH APPLICABLE PROVISIONS OF SECURITIES AND BANKRUPTCY LAWS.

Schedule 1

Debtors

1.  Excel Maritime Carriers LLC
2.  Excel Maritime Carriers Ltd.
3.  Amanda Enterprises Ltd.
4.  Barland Holdings Inc.
5.  Candy Enterprises Inc.
6.  Castalia Services Ltd.
7.  Centel Shipping Company Ltd.
8.  Coal Gypsy Shipco LLC
9.  Coal Hunter Shipco LLC
10.  Coal Pride Shipco LLC
11.  Fianna Navigation S.A.
12.  Fountain Services Ltd.
13.  Grain Express Shipco LLC
14.  Grain Harvester Shipco LLC
15.  Harvey Development Corp.
16.  Ingram Ltd.
17.  Iron Anne Shipco LLC
18.  Iron Beauty Shipco LLC
19.  Iron Bill Shipco LLC
20.  Iron Bradyn Shipco LLC
21.  Iron Brooke Shipco LLC
22.  Iron Fuzeyya Shipco LLC

23.  Iron Kalypso Shipco LLC
24.  Iron Knight Shipco LLC
25.  Iron Lindrew Shipco LLC
26.  Iron Manolis Shipco LLC
27.  Iron Miner Shipco LLC
28.  Iron Vassilis Shipco LLC
29.  Kirmar Shipco LLC
30.  Lowlands Beilun Shipco LLC
31.  Marias Trading Inc.
32.  Minta Holdings S.A.
33.  Odell International Ltd.
34.  Ore Hansa Shipco LLC
35.  Pascha Shipco LLC
36.  Point Holdings Ltd.
37.  Sandra Shipco LLC
38.  Santa Barbara Shipco LLC
39.  Snapper Marine Ltd.
40.  Tanaka Services Ltd.
41.  Teagan Shipholding S.A.
42.  Thurman International Ltd.
43.  Whitelaw Enterprises Co.
44.  Yasmine International Inc.

Schedule 2

Guarantors

1.  Excel Maritime Carriers LLC
2.  Amanda Enterprises Ltd.
3.  Candy Enterprises Inc.
4.  Castalia Services Ltd.
5.  Coal Gypsy Shipco LLC
6.  Coal Hunter Shipco LLC
7.  Coal Pride Shipco LLC
8.  Fianna Navigation S.A.
9.  Fountain Services Ltd.
10.  Grain Express Shipco LLC
11.  Grain Harvester Shipco LLC
12.  Harvey Development Corp.
13.  Ingram Ltd.
14.  Iron Anne Shipco LLC
15.  Iron Beauty Shipco LLC
16.  Iron Bill Shipco LLC
17.  Iron Bradyn Shipco LLC
18.  Iron Brooke Shipco LLC
19.  Iron Fuzeyya Shipco LLC

20.  Iron Kalypso Shipco LLC
21.  Iron Knight Shipco LLC
22.  Iron Lindrew Shipco LLC
23.  Iron Manolis Shipco LLC
24.  Iron Miner Shipco LLC
25.  Iron Vassilis Shipco LLC
26.  Kirmar Shipco LLC
27.  Lowlands Beilun Shipco LLC
28.  Marias Trading Inc.
29.  Ore Hansa Shipco LLC
30.  Pascha Shipco LLC
31.  Point Holdings Ltd.
32.  Sandra Shipco LLC
33.  Santa Barbara Shipco LLC
34.  Tanaka Services Ltd.
35.  Teagan Shipholding S.A.
36.  Whitelaw Enterprises Co.
37.  Yasmine International Inc.

Schedule 3

Non-collateral subsidiaries

1.  Naia Development Corp.
2.  Bird Acquisition Corp.
3.  Barbara Shipco LLC
4.  Coal Age Shipco LLC
5.  Coal Glory Shipco LLC
6.  Fearless Shipco LLC
7.  Iron Man Shipco LLC
8.  King Coal Shipco LLC
9.  Linda Leah Shipco LLC
10.  Minta Holdings S.A.
11.  Odell International Ltd.
12.  Christine Shipco LLC
13.  Liegh Jane Navigation S.A.
14.  Magalie Investments Co.
15.  Melba Management Ltd.
16.  Maryville Maritime Inc.

APPENDIX C

TO

DISCLOSURE STATEMENT
OF EXCEL MARITIME CARRIERS LTD. AND CERTAIN OF ITS AFFILIATES

LIST OF DEBTORS

List of Debtors

1.	Excel Maritime Carriers LLC
2.	Excel Maritime Carriers Ltd.
3.	Amanda Enterprises Ltd.
4.	Barland Holdings Inc.
5.	Candy Enterprises Inc.
6.	Castalia Services Ltd.
7.	Centel Shipping Company Ltd.
8.	Coal Gypsy Shipco LLC
9.	Coal Hunter Shipco LLC
10.	Coal Pride Shipco LLC
11.	Fianna Navigation S.A.
12.	Fountain Services Ltd.
13.	Grain Express Shipco LLC
14.	Grain Harvester Shipco LLC
15.	Harvey Development Corp.
16.	Ingram Ltd.
17.	Iron Anne Shipco LLC
18.	Iron Beauty Shipco LLC
19.	Iron Bill Shipco LLC
20.	Iron Bradyn Shipco LLC
21.	Iron Brooke Shipco LLC
22.	Iron Fuzeyya Shipco LLC
23.	Iron Kalypso Shipco LLC
24.	Iron Knight Shipco LLC
25.	Iron Lindrew Shipco LLC
26.	Iron Manolis Shipco LLC
27.	Iron Miner Shipco LLC
28.	Iron Vassilis Shipco LLC
29.	Kirmar Shipco LLC
30.	Lowlands Beilun Shipco LLC
31.	Marias Trading Inc.
32.	Minta Holdings S.A.
33.	Odell International Ltd.
34.	Ore Hansa Shipco LLC
35.	Pascha Shipco LLC
36.	Point Holdings Ltd.
37.	Sandra Shipco LLC
38.	Santa Barbara Shipco LLC
39.	Snapper Marine Ltd.
40.	Tanaka Services Ltd.
41.	Teagan Shipholding S.A.
42.	Thurman International Ltd.
43.	Whitelaw Enterprises Co.
44.	Yasmine International Inc.

C-1

APPENDIX D

TO

DISCLOSURE STATEMENT
OF EXCEL MARITIME CARRIERS LTD. AND CERTAIN OF ITS AFFILIATES

CORPORATE ORGANIZATION CHART

Excel Group Corporate Organization Chart

Excel Maritime Carriers Ltd (*)
100%
Maryville Maritime Inc (1)(*)
100%
Excel Maritime Carriers LLC (*)
100%
Point Holdings Ltd. (*)
Liegh Jane Navigation S.A. (*)
Magalie Investments Co. (*)
Melba Management Ltd.(*)
Naia Development Corp. (*)
100%
Bird Acquisition Corp.(*)
Wholly owned by Bird Acquisition Corp.
Barbara Shipco LLC (*)
Coal Age Shipco LLC (*)
Coal Glory Shipco LLC (*)
Fearless Shipco LLC (*)
Iron Man Shipco LLC (*)
King Coal Shipco LLC (*)
Linda Leah Shipco LLC (*)
100%
Amanda Enterprises Limited M/V Happy Day
Yasmine International Inc. M/V Elinakos
Candy Enterprises Inc. M/V Renuar
Castalia Services Ltd. M/V Princess I
Fianna Navigation S.A. M/V Isminaki
Fountain Services Limited M/V Powerful
Harvey Development Corp. M/V Fortezza
Ingram Limited M/V Emerald
Marias Trading Inc. M/V Angela Star
Minta Holdings S.A. M/V July M
Odell International Ltd. M/V Mairouli
Tanaka Services Ltd. M/V Rodon
Teagan Shipholding S.A. M/V First Endeavour
Whitelaw Enterprises Co. M/V Birthday
Barland Holdings Inc (*)
Snapper Marine Ltd (*)
Thurman International Ltd. (*)
100%
Centel Shipping Company Limited (*)
100%
Iron Bradyn Shipco LLC M/V Iron Bradyn
Iron Brooke Shipco LLC M/V Iron Brooke
Iron Fuzeyya Shipco LLC M/V Iron Fuzeyya
Iron Kalypso Shipco LLC M/V Iron Kalypso
Iron Lindrew Shipco LLC M/V Iron Lindrew
Iron Knight Shipco LLC M/V Iron Knight
Iron Manolis Shipco LLC M/V Iron Manolis
Iron Miner Shipco LLC M/V Iron Miner
Christine Shipco LLC M/V Christine (2)
Iron Vassilis Shipco LLC M/V Iron Vassilis
Kirmar Shipco LLC M/V Kirmar
Lowlands Beilun Shipco LLC M/V Lowlands Beilun
Ore Hansa Shipco LLC M/V Ore Hansa
Pascha Shipco LLC M/V Pascha
Sandra Shipco LLC M/V Sandra
Santa Barbara Shipco LLC M/V Santa Barbara
Coal Gypsy Shipco LLC M/V Coal Gypsy
Coal Hunter Shipco LLC M/V Coal Hunter
Coal Pride Shipco LLC M/V Coal Pride
Grain Express Shipco LLC M/V Grain Express
Grain Harvester Shipco LLC M/V Grain Harvester
Iron Anne Shipco LLC M/V Iron Anne
Iron Beauty Shipco LLC M/V Iron Beauty
Iron Bill Shipco LLC M/V Iron Bill
Debtor
Non-Debtor
Footnotes:
(*) Non-Ship Owning Entity
(1) Management Company
(2) Joint venture 71.4% owned by Excel Maritime Carriers Ltd

D-1

APPENDIX E

TO

DISCLOSURE STATEMENT
OF EXCEL MARITIME CARRIERS LTD. AND CERTAIN OF ITS AFFILIATES

LIQUIDATION ANALYSIS

Liquidation Analysis

Pursuant to Section 1129(a)(7) of the Bankruptcy Code (often called the “Best Interests Test”), holders of Allowed Claims must either (a) accept the Plan or (b) receive or retain under the Plan property of a value, as of the Plan’s assumed Effective Date, that is not less than the value such non-accepting holder would receive or retain if the Debtors were liquidated under Chapter 7 of the Bankruptcy Code (“Chapter 7”).

In determining whether the Best Interests Test has been met, the first step is to determine the dollar amount that would be generated from a hypothetical liquidation of the Debtors’ assets under Chapter 7. The Debtors, with assistance of their financial advisor, have prepared this hypothetical Liquidation Analysis (the “Liquidation Analysis”) in connection with the Disclosure Statement. The Liquidation Analysis reflects the estimated cash proceeds, net of liquidation-related costs, that would be available to the Debtors’ creditors if the Debtors were to be liquidated pursuant to a Chapter 7 liquidation as an alternative to continued operation of the Debtors’ business under the Plan. Accordingly, asset values discussed herein may be different than amounts referred to in the Plan. The Liquidation Analysis is based upon the assumptions discussed herein and in the Disclosure Statement. All capitalized terms not defined in this Liquidation Analysis have the meanings ascribed to them in the Disclosure Statement.

UNDERLYING THE LIQUIDATION ANALYSIS ARE NUMEROUS ESTIMATES AND ASSUMPTIONS REGARDING LIQUIDATION PROCEEDS THAT, ALTHOUGH DEVELOPED AND CONSIDERED REASONABLE BY THE DEBTORS’ MANAGEMENT AND ITS ADVISORS, ARE INHERENTLY SUBJECT TO SIGNIFICANT BUSINESS, ECONOMIC, REGULATORY AND COMPETITIVE UNCERTAINTIES AND CONTINGENCIES BEYOND THE CONTROL OF THE DEBTORS AND THEIR MANAGEMENT. ACCORDINGLY, THERE CAN BE NO ASSURANCE THAT THE VALUES REFLECTED IN THE LIQUIDATION ANALYSIS WOULD BE REALIZED IF THE DEBTORS WERE, IN FACT, TO UNDERGO SUCH A LIQUIDATION, AND ACTUAL RESULTS COULD MATERIALLY DIFFER FROM THE RESULTS SET FORTH HEREIN.

General Assumptions

Overview of the Liquidation Process
In a hypothetical Chapter 7, a trustee (the “Chapter 7 Trustee”) would be appointed to manage the Debtors’ affairs and to conduct a liquidation of the Debtors’ assets. The Liquidation Analysis assumes that the Debtors would be forced to cease substantially all operations in an orderly manner and use their cash position to liquidate their assets and pay claims in accordance with the priority scheme set forth in the Bankruptcy Code.

Hypothetical Liquidation Period
The Debtors assume an expedited, but orderly wind-down of their operations to maximize recovery values. The hypothetical Chapter 7 liquidation is assumed to commence on September 1, 2013 following the conversion to a Chapter 7. While the Debtors assume the majority of the wind-down would be accomplished in approximately 90 days, the liquidation is likely to take up to six months to be completed fully for reasons including the following:

•
The Debtors’ revenues are primarily derived by employing their vessels on time charters and in the spot market of dry bulk vessels in a highly competitive environment. Commencement of a Chapter 7 liquidation is likely to cause customers to seek other sources of supply, making it highly unlikely that many of the Debtors’ customers could be maintained by a Chapter 7 Trustee for any significant period of time following the end of specific voyages.

•
A Chapter 7 liquidation would likely cause the Debtors’ vendors to be alert to the status of any unpaid claims and would significantly increase the risk of ship arrests in foreign jurisdictions, thereby complicating the process associated with an orderly liquidation of those assets in a reasonable timeframe.

•
With the Debtors facing liquidation, employees, including crews on the Debtors’ vessels, would likely leave the Debtors to the extent there were employment opportunities elsewhere. In particular, crew members normally have short-term employment contracts and may leave following completion of a certain voyage. The loss of these employees would render the possibility of continuing operations in an effort to complete a sale of the consolidated Debtors unlikely and create difficulty over a long period of time in executing a liquidation through the sale of the Debtors’ individual vessels.

Estimate of Net Proceeds
The Debtors estimated cash proceeds that could be realized from a liquidation of the Debtors’ assets, primarily its fleet of dry bulk vessels, equity interest in Christine Shipco LLC and any additional operating assets such as customer receivables and other current assets. The net proceeds estimated in the Liquidation Analysis are based on unaudited asset and liability account balances for the Debtors as of the latest available date of May 31, 2013.

All of the Debtors’ vessels are employed under time charter and short-term voyage contracts with unaffiliated third-parties. To maximize the proceeds under the Liquidation Analysis, the Debtors have assumed that the individual short-term spot market vessel voyages will be completed such that the Debtors will satisfy contractual arrangements and receive payment for cargo shipped. With regard to time charter contracts, the Debtors assume that those contracts will continue to be honored during the liquidation process and the contract will transfer to the purchaser as part of a sale transaction. Therefore the purchase price received by the Debtor for vessels under time charter will include the value of the time charter contract transferred.

The Liquidation Analysis assumes the orderly wind-down of Maryville Maritime as the vessels operated by the subsidiary are sold to third-parties and its associated contracts as technical and commercial manager are not renewed. The assets of Maryville Maritime include a minimum amount of cash used to fund ongoing working capital such as vessel operating expenses and furniture and office equipment.

Estimate of Costs
The cost of the liquidation would include fees payable to a Chapter 7 trustee, as well as those which might be payable to attorneys and other professionals that such a trustee may engage. Further, priority expenses would include any obligations and unpaid expenses incurred by the Debtors both during the Chapter 11 case and from the start and until the conclusion of the Chapter 7 case. It is possible that in a Chapter 7 case, the wind-down expenses may be greater or less than the estimated amount. Such expenses are in part dependent on the length of time of the liquidation. In addition, while the Debtors’ assets are located outside of the United States, the Debtors expect the proceeds from the sale of these assets to be consistent across jurisdictions. Further, we assume that the expenses incurred to sell assets located outside of the United States would be comparable to the expenses incurred to sell such assets if they were located in the United States.

Distribution of Net Proceeds
The proceeds available represent the sum of the disposition of the Debtors’ assets and cash on the balance sheet at the commencement of the hypothetical Chapter 7 liquidation.

Available proceeds from the liquidation of assets and cash would be first applied to the payment of post-petition Administrative Expense claims, including claims arising from the wind-down of the Debtors’ business during the Chapter 7 liquidation process and any postpetition expenses incurred associated with the initial Chapter 11 reorganization process.  Following the payment of Administrative Expense claims, net proceeds attributable to the liquidation of the Debtors’ vessels would first be applied to the satisfaction of prepetition maritime liens or claims with respect to services rendered on account of the Debtors’ vessels, followed by the satisfaction of debt obligations that have a security interest in the respective Debtors’ vessels. Remaining liquidated proceeds and cash, including assets unencumbered by the Debtors’ loan agreements would be available first for claims for the benefit of the lenders under the Syndicate Credit Facility on account of the diminution in the value of their cash collateral during the pendency of the chapter 7 wind-down. Any remaining liquidated proceeds and cash would be available for the satisfaction of General Unsecured Claims.

The holders of the Debtors’ Syndicate Credit Facility have first priority mortgages over and assignments of earnings with respect to 35 of the Debtors’ vessels and cash account pledges for each collateral vessel in which the Debtors have approximately $37.0 million in cash that will fund the Chapter 11 and Chapter 7 processes. The Debtors Odell International Ltd. and Minta Holdings S.A are wholly-owned subsidiaries of Excel and sole owners of the vessels M/V July M and M/V Mairouli. Minta Holdings and Odell International are borrowers under a secured loan agreement dated November 27, 2007, as amended, with Credit Suisse as lender. The lender has a first priority mortgage over and assignments of earnings with respect to the M/V July M and M/V Mairouli and cash account pledges for each collateral vessel. As of May 31, 2013, there is $0.7 million of cash in such accounts. Any secured claims that are not satisfied by the liquidation of the underlying collateral securing the claims would represent an unsecured deficiency claim.

The table below summarizes the estimated proceeds that would be available for distribution to the Debtors’ creditors in a hypothetical liquidation of the Debtors’ estates under Chapter 7 of the Bankruptcy Code. The estimated recoveries do not reflect any potential negative impact on the distributable value available to the Debtors’ creditors on account of any potential unknown and contingent liabilities, including, but not limited to, environmental obligations and litigation claims, which could be material. Additional assumptions with respect to the Liquidation Analysis are provided below.

Liquidation Analysis of Excel Maritime Carriers, Ltd.

	5/31/13	% Recovery			Liquidation Proceeds			See
	Amount	Low	Mid	High	Low	Mid	High	Note

Cash and Cash Equivalents	$40.5	100.0%	100.0%	100.0%	$40.5	$40.5	$40.5	1
Accounts Receivable	9.1	20.0%	40.0%	80.0%	1.8	3.6	7.3	2
Prepaid Expenses and Inventories	10.9	34.7%	52.2%	80.0%	3.8	5.7	8.7	3
Value of Syndicate Facility Vessels	540.3	26.1%	60.0%	80.0%	141.2	324.2	432.2	4
Value of Odell/Minta Facility Vessels	32.0	17.1%	60.0%	80.0%	5.5	19.2	25.6	4
Other Fixed Assets	0.5	10.0%	20.0%	30.0%	0.0	0.1	0.1	5
Excel Christine ShipCo Equity Value(1)	10.3	-	15.1%	57.7%	-	1.6	6.0	6

Proceeds Available for Post-Petition Administrative Claims					$192.9	$394.9	$520.5

Chapter 7 Trustee Fees (3% of Gross Proceeds)					$5.8	$11.8	$15.6	7
Corporate Wind-down Costs					10.7	13.4	15.4	8

Estimated Net Proceeds Available for Allocation					$176.4	$369.6	$489.4

Estimated Proceeds Available for Distribution to Syndicate Credit Facility Claim(2)					$167.7	$346.0	$454.7
Estimated Proceeds Available for Distribution to Odell/Minta Loan Facility Claim(3)					5.7	18.8	25.1
Estimated Proceeds Available for Distribution to Unsecured Claim(4)					3.0	4.8	9.6

Estimated Net Proceeds Available for Distribution to Syndicate Credit Facility Claim					$167.7	$346.0	$454.7
Less: Pre-petition Maritime Payables					(13.4)	(13.4)	(13.4)	9
Proceeds Available for Distribution After Maritime Payables					$154.3	$332.6	$441.3
Less: Syndicate Credit Facility (Plus Accrued Interest)					(775.2)	(775.2)	(775.2)	10
Estimated Net Proceeds After Distribution to Syndicate Credit Facility Claim					-	-	-

Syndicate Facility Deficiency Claim					$620.9	$442.6	$333.9

Estimated Net Proceeds Available for Distribution to Odell/Minta Facility Claim					$5.7	$18.8	$25.1
Less: Pre-petition Maritime Payables					(0.6)	(0.6)	(0.6)	9
Proceeds Available for Distribution After Maritime Payables					$5.2	$18.2	$24.6
Less: Odell/Minta Loan Facility (Plus Accrued Interest)					(43.1)	(43.1)	(43.1)	10
Estimated Net Proceeds After Distribution to Odell/Minta Loan Facility Claim					-	-	-

Odell/Minta Facility Deficiency Claim					$38.0	$24.9	$18.5

Estimated Proceeds Available for Distribution to Unsecured Claim(4)					$3.0	$4.8	$9.6
Less: Syndicate Credit Facility Administrative Claim					(15.6)	(23.7)	(28.9)	11
Estimated Net Proceeds After Distribution to Syndicate Credit Facility Administrative Claim					-	-	-

	Estimated Claim			% Recovery			Aggregate Proceeds
	Low	Mid	High	Low	Mid	High	Low	Mid	High

Estimated Net Proceeds Available for Unsecured Claims								-	-	-	12

Convertible Senior Notes (Plus Accrued Interest)	$151.8	$151.8	$151.8	-	-	-	-	-	-
Syndicate Credit Facility Deficiency Claim	620.9	442.6	333.9	-	-	-	-	-	-
Odell/Minta Facility Deficiency Claim	38.0	24.9	18.5	-	-	-	-	-	-
Eurobank Interest Rate Swap	2.1	2.1	2.1	-	-	-	-	-	-
Marfin Interest Rate Swap	3.8	3.8	3.8	-	-	-	-	-	-
Cleaves Marine	5.0	5.0	5.0	-	-	-	-	-	-
Total Unsecured Claims	$821.5	$630.2	$515.2	-	-	-	-	-	-

Estimated Net Proceeds Available for Equity							-	-	-

(1) Assumes cash and debt balances at Christine ShipCo as of May 31, 2013.
(2) Represents assets secured under Syndicate Credit Facility agreement less pro-rata share of Administrative Claims.
(3) Represents assets secured under Odell/Minta Loan Facility less pro-rata share of Administrative Claims.
(4) Represents assets unencumbered by the Debtors' credit facilities less pro-rata share of Administrative Claims.

Specific Assumptions
Note 1- Cash and Equivalents
As of May 31, 2013 there is $47.2 million in cash and equivalents at Excel, including cash held by the Debtors and at non-Debtor subsidiary entities and as adjusted for anticipated expenses and $30k in net cash proceeds received in relation to the unwinding of the Nomura Swap.  Of the $47.2 million in total cash, $6.6 million is pledged under the Christine Shipco Facility and as such is included in the calculation of equity value for Christine ShipCo LLC.  Of the remaining cash and equivalents, $37.0 million is pledged to the Syndicate Credit Facility and $0.7 million is pledged to the Odell/Minta Facility. Remaining cash of $2.9 million is outstanding at Maryville and is unencumbered for the purposes of the Liquidation Analysis.

Note 2 – Accounts Receivable
Estimated proceeds realized from accounts receivable under a liquidation are based on management’s estimate of collectability and the assumption that every reasonable effort will be made by the Chapter 7 Trustee to collect receivables from customers, a number of whom may be in various foreign jurisdictions. The amounts due from charters (accounts receivable) consist of freight receivables and accrued voyage revenue. Freight receivables are receivables for undisputed freight services that the Debtors have already performed. Accrued voyage revenue is freight income that is being earned at the time of the balance sheet of May 31, 2013. This amount would become a freight receivable after the cargo is delivered to the destination port.

Note 3 – Prepaid Expenses and Inventories
Prepaid expenses and inventories include bunker and lubricants inventory and prepaid insurance. Bunker and lubricants includes inventory for which the Debtors’ have purchased fuel and lubes to operate the vessels. This inventory is stored on-board the vessels at the time of purchase. Prepaid insurance includes insurance premiums paid in advance which cover a period of time which has not elapsed.

Notes 4 – Value of Debtors’ Vessels
The Liquidation Analysis assumes that the Debtors’ vessels will be sold for scrap value or through the sale of the vessels to other shipping companies and/or financial investors in the secondary market over an accelerated time period. The Debtors have received appraisals from two independent ship brokerage firms, who conducted asset-level appraisals of the Debtors’ fleet and have evaluated current data from VesselsValue, an internationally recognized provider of vessel sale and valuation information. These appraisals and indications of value are based on macroeconomic forecasts, industry conditions and recent asset transactions observed in the market and assume vessels to be in sound condition, free of average damage, free of charter commitments, and there being a willing seller and willing buyer. The value of any existing above or below market charter commitments is added to the appraisal value. Compared to a normalized asset sale scenario, the liquidation value of the vessels is estimated to be approximately 20% lower than the average of the three appraisals, including the charter commitment value. In a normalized scenario, with a reasonable amount of time, the Debtors’ management believes it could sell any one vessel in a fair, reasonable, and negotiated transaction. Under a liquidation scenario (90 days), asset prices are predicted to be negatively affected as the sale of Debtors’ fleet of 37 vessels (excluding M/V Christine) would temporarily overwhelm the vessel supply in the market. Based on the current marketplace for vessel scrapping, it is estimated that the scrap value of the Debtors’ vessels would total approximately $146.7 million ($325 per LWT), or approximately 74.4% lower than the average of the three appraisals ($572.2).

Note 5 – Other Fixed Assets
Other fixed assets include vessel equipment, furniture & fixtures and computer equipment, software & other. Vessel equipment includes capital goods aboard the vessel. A large portion of these items are significantly depreciated and may not result in significant liquidation value, particularly since the potential universe of buyers for these assets is narrow and is primarily comprised of competing companies.

Note 6 – Value of Equity Interest in Christine Shipco LLC
The Debtors’ are also party to a joint venture agreement under which the Debtors own 71.4% of the vessel-owning subsidiary Christine Shipco LLC. The remaining 28.6% is owned by an unaffiliated third-party to the Debtors. Christine Shipco LLC is owner of the vessel M/V Christine and is borrower under a secured loan agreement dated April 26, 2010, as amended with DVB Bank SE as lender. The loan agreement is secured by a first priority mortgage on the M/V Christine and as of May 31, 2013 has $29.5 million due in remaining loan principal. In conjunction with the amount outstanding, there is $6.6 million of restricted cash pledged under the loan agreement. The Debtors assume as part of the liquidation process that it would either sell its 71.4% equity stake in Christine Shipco LLC to the minority shareholder or a third-party. The value of the Debtors equity interest is based on an appraisal of the M/V Christine, consistent with the form and range of appraisals described for the Debtors’ vessels above plus the value of the existing charter commitment and working capital, less net debt and accrued interest outstanding. The value of the joint venture interest is adjusted to reflect a discount for lack of marketability.

Note 7 – Chapter 7 Trustee Fees
The Debtors estimate fees of $5.8 million to $15.6 million would be incurred for the Chapter 7 liquidation process and comprise Chapter 7 Trustee fees (3.0% of the gross proceeds available for distribution based on the Bankruptcy Code). The amount of Chapter 7 Trustee fees is estimated to be necessary due to the number of the Debtors’ vessels and the complexity of the liquidation process.

Note 8 – Corporate Wind-Down Costs
Corporate wind-down costs consist of corporate overhead, occupancy costs and professional fees to be incurred during the Chapter 11 reorganization and Chapter 7 liquidation processes. It is assumed that the liquidation would occur over a six-month period beginning September 1, 2013 following the conversion of the Chapter 11 case to a Chapter 7 and that such expenses, costs and overhead would decrease over time. Any positive income from operating businesses during this time is assumed to offset corporate wind-down costs.

Note 9 – Maritime Liens
Maritime liens are generated from claims related to providing “necessaries” associated with vessel operations and include crew wages, vessel repairs and voyage supplies such as bunkers. The Liquidation Analysis assumes that maritime liens, in the form of trade accounts payable at the individual vessel-owning subsidiaries, are senior to the secured loan claims at the Debtors’ vessel-owning subsidiaries and therefore are satisfied first through net proceeds available to the Debtors after the payment of Administrative Claims.

Note 10 – Prepetition Secured Debt Obligations
As of May 31, 2013, the substantial majority of the Debtors’ secured liabilities consisted of funded debt comprised of the following: (i) First priority mortgage debt with principal consisting of approximately $771 million plus pre-petition accrued interest expense of $4.0 million under the Syndicate Credit Facility, and (ii) $43 million plus pre-petition accrued interest expense of $0.3 million under the Credit Suisse loan agreement. The Liquidation Analysis assumes that the secured debt claims are satisfied following the payment of Administrative Claims and any maritime liens generated by the vessels that are collateralized by the secured debt.

Note 11 – Syndicate Credit Facility Administrative Expense Claim
The claim represents a superpriority administrative claim for the benefit of the Syndicate Credit Facility lenders on account of the diminution in the value of its cash collateral during the pendency of the Chapter 11 and Chapter 7 processes.

Note 12 – Unsecured Claims
Prepetition non-priority unsecured claims include the 1.875% Convertible Senior Notes, prepetition accrued liabilities, interest rate swap contract rejection damages, prepetition bareboat charter payables, deficiency claims related to the prepetition secured debt obligations and other unsecured liabilities in a Chapter 7 liquidation. The Convertible Senior Notes claim consists of principal amount of $150 million plus accrued prepetition interest expense of $1.8 million. The estimated swap contract damage claims are based on the estimate of the mark-to-market liability of the swap liability as of May 31, 2013 as determined by discounting, at the prevailing treasury yield for the time period remaining on the respective swap contract, the net differential of future fixed rate payments made by the Debtors and the floating rate payments, based on forward LIBOR rates, made by the counterparty.

APPENDIX F

TO

DISCLOSURE STATEMENT
OF EXCEL MARITIME CARRIERS LTD. AND CERTAIN OF ITS AFFILIATES

FINANCIAL PROJECTIONS

Financial Projections

Section 1129(a)(11) of the Bankruptcy Code requires that the Bankruptcy Court find that confirmation is not likely to be followed by the liquidation, or the need for further financial reorganization, of the Debtors or any successor thereto, unless such liquidation or reorganization is contemplated by the Plan. Accordingly, in connection with the planning and development of the Plan, and for the purposes of determining whether the Plan satisfies this “feasibility” standard, the Debtors analyzed their ability, as Reorganized Debtors, to satisfy their financial obligations while maintaining sufficient liquidity and capital resources.

Specifically the Debtors prepared the following financial projections (“Financial Projections”), which reflect results of operations, cash flows and financial position for the quarterly period ending December 31, 2013 and years 2014 through 2017 (the “Projection Period”). These Financial Projections are presented on a consolidated basis for the Debtors and their affiliates (the “Company”). These Financial Projections, summarized below, have been adjusted to reflect the terms of the chapter 11 reorganization contemplated in this Disclosure Statement and should be read in conjunction with the “Risk Factors” referenced in this Disclosure Statement and the assumptions, qualifications and notes set forth below.

THE DEBTORS DO NOT, AS A MATTER OF COURSE, PUBLISH THEIR BUSINESS PLANS, BUDGETS OR STRATEGIES OR DISCLOSE PROJECTIONS OR FORECASTS OF THEIR ANTICIPATED FINANCIAL POSITIONS OR RESULTS OF OPERATIONS. ACCORDINGLY, THE DEBTORS DO NOT ANTICIPATE THAT IT WILL, AND DISCLAIMS ANY OBLIGATION TO, FURNISH UPDATED BUSINESS PLANS, BUDGETS, STRATEGIES, PROJECTIONS OR FORECASTS OF THEIR ANTICIPATED FINANCIAL POSITIONS OR RESULTS OF OPERATIONS TO CREDITORS OR EQUITYHOLDERS PRIOR TO THE EFFECTIVE DATE OF ANY PLAN OF REORGANIZATION OR TO INCLUDE SUCH INFORMATION IN DOCUMENTS REQUIRED TO BE FILED WITH THE SEC OR OTHERWISE MAKE SUCH INFORMATION PUBLICLY AVAILABLE.

The following FINANCIAL Projections were not prepared with a view toward compliance with published rules of the SEC or the American Institute of Certified Public Accountants regarding projections. The prospective financial information included in this document has been prepared by, and is the responsibility of, the DEBTORS. The DEBTORS believe that the following Projections have been prepared on a reasonable basis, reflecting the assumptions described below.  These Financial projections contain forward-looking statements (as defined in Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended) concerning future events. Words such as “will,” “should,” “expect,” “intend,” “plan,” “believe,” “anticipate,” “hope,” “estimate,” and variations of such words and similar expressions, which are predictions of, or indicate future events and future trends, which do not relate to historical matters, identify forward-looking statements.  Although the Debtors believe that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct However, because this information is highly subjective, it should not be relied on as indicative of future results.  Ernst & Young LLP has neither examined, compiled nor performed any procedures with respect to the prospective financial information contained in this appendix and, accordingly, Ernst & Young LLP does not express an opinion or any other form of assurance on such information or its achievability. Ernst & Young LLP assumes no responsibility for and denies any association with the prospective financial information.

General Assumptions
The Financial Projections are based on the assumptions below and include assumptions with respect to the future performance of the Debtors, the performance of the industry, competition in the markets in which the Debtors will operate, general business and economic conditions and other matters, many of which are beyond the control of management.  These assumptions are based upon historic seasonality and industry experience, projected dry bulk supply and demand indicators and the estimated directions of specific commodity consumption markets.  The Debtors have incorporated the impact of the most recent data received from customers and suppliers wherever possible. Therefore, while the Financial Projections are necessarily presented with numerical specificity, the actual results achieved during the Projection Period may vary from the Financial Projections, and could vary substantially.  No representation can be or is being made with respect to the ability of the Debtors to achieve the Financial Projections.  There can be no assurances that the Debtors’ business plan will not change, perhaps materially, as a result of decisions management and Reorganized Excel’s Board of Directors make after fully evaluating strategic direction of the Debtors’ and their business plan. Any deviations from the Debtors’ business plan would necessarily cause a deviation from the Financial Projections, and could result in materially different outcomes from those projected herein. While management believes that the assumptions underlying the Projections are reasonable in light of current circumstances and the information available, holders of claims and interests must make their own determinations as to the reasonableness of the assumptions and the reliability of the Financial Projections in deciding whether to vote to accept the Plan. The Financial Projections assume the Plan will be confirmed, consummated and implemented in accordance with its stated terms.

Accounting Disclosure
Although some assumptions have been made, the Financial Projections do not reflect necessary or complete fresh-start reporting adjustments that may be required to be made on the effective date of the Plan. The Debtors will be required to estimate the Debtors’ reorganization value, the fair value of their assets and their actual liabilities as of the effective date. Such determinations will be based upon the fair values as of that date, which could be materially greater or less than the value assumed in these projections. Any fresh-start reporting adjustments that may be required in accordance with Statement of Position 90-7 – Financial Reporting by Entities in Reorganization under the Bankruptcy Code, including any allocation of the Debtors’ reorganization value to the Debtors’ assets in accordance with the procedures specified in Financial Accounting Standards Board Statement 141 – Business Combinations, will be made when the Debtors exit chapter 11.

Overview of the Debtors
The Debtors are a leading provider of worldwide seaborne transportation services for dry bulk cargo including, among others, iron ore, coal and grain, collectively referred to as "major bulks," and steel products, fertilizers, cement, bauxite, sugar and scrap metal, collectively referred to as "minor bulks”. The Debtors, representing in-part wholly-owned direct subsidiaries of Excel, own a fleet of 37 vessels located throughout the world. In addition, Excel maintains a 71.4% equity interest in a non-Debtor subsidiary, Christine Shipco LLC, that owns the vessel M/V Christine. The vessels owned by the Debtors and Christine Shipco LLC are managed by Maryville Maritime Inc., a wholly-owned non-Debtor subsidiary of Excel that provides in-house technical management services. The Debtors’ cargo transportation services, as well as those of their competitors, perform a critical role in the trade of commodities necessary for end-markets that drive global economic growth, including industrial production, energy, agriculture and construction.

Industry Overview
The dry bulk trade comprises approximately one-third of all seaborne trade. The global dry bulk fleet consists of nearly 9,000 vessels with a combined capacity of 694.6 million deadweight tons. Dry bulk vessels are categorized based on vessel carrying capacity: Handymax (30,000 to 39,999 dwt), Supramax (40,000 to 59,999 dwt), Panamax (60,000 to 79,999 dwt), Kamsarmax (80,000 to 109,999 dwt), Capesize (110,000 to 199,999 dwt) and Very Large Ore Carriers (greater than 200,000 dwt). The dry bulk shipping market is highly fragmented, with over 1,600 independent owners. Primary customers include diversified natural resource companies, electric utilities, agriculture producers and commodities traders and distributors.

The demand for dry bulk transportation services is impacted by the underlying demand for the commodities shipped which is dependent on the growth of the global economy. The pricing of dry bulk transportation services is determined in a highly-competitive dry bulk charter market. Time charter contracts specify a term, with long-term period charters that expire more than four months on average. Voyage charters are charters for one specific voyage. The Debtors deploy their vessels on a mix of time charters and voyage charters according to an assessment of market conditions, adjusting the mix of these charters to take advantage of the relatively stable cash flow and high utilization rates associated with longer-term time charters or to profit from attractive short-term period or voyage charter rates during periods of strong charter market conditions.

The dry bulk shipping industry is cyclical with attendant volatility in charter hire rates and profitability. Fluctuations in dry bulk charter rates result from changes in the supply and demand for vessel capacity and changes in the supply and demand for the major commodities carried by sea internationally. Dry bulk vessel demand is expressed in "ton-miles" which are measured as the product of (A) the amount of dry bulk cargo transported in vessels, and (B) the distance over which this dry bulk cargo is transported. Factors that influence demand for vessel capacity include: supply and demand for energy resources, commodities, semi-finished and finished consumer and industrial products; changes in the exploration or production of energy resources, commodities, semi-finished and finished consumer and industrial products; the location of regional and global exploration, production and manufacturing facilities; the location of consuming regions for energy resources, commodities, semi- finished and finished consumer and industrial products; the globalization of production and manufacturing; global and regional economic and political conditions, including armed conflicts and terrorist activities; embargoes and strikes; developments in international trade; changes in seaborne and other transportation patterns, including the distance cargo is transported by sea; environmental and other regulatory developments; currency exchange rates; and weather.

Dry bulk supply is largely determined by increases in supply from the investment in and deliveries of newbuilding vessels and decreases in supply due to delayed delivery or slippage of newbuilding vessels and the scrapping of older vessels. The factors that influence the supply of vessels include: the number of newbuilding deliveries; the scrapping rate of older vessels; vessel casualties; the level of port congestion; changes in environmental and other regulations that may limit the useful life of vessels; the number of vessels that are out of service, namely those that are laid-up, drydocked, awaiting repairs or otherwise not available for hire; and changes in global dry bulk commodity production. On average, newbuilding vessels are delivered within 36 months following order.

In recent years, the Debtors’ business has operated in a competitive and challenging environment owing to a combination of both weak dry bulk vessel demand and the increase in dry bulk vessel supply. Demand for dry bulk commodities has been unable to fully absorb the new deadweight tonnage that has entered the dry bulk market. In 2012, fleet growth increased 10% based on deliveries of approximately 98.7 million deadweight tons, and is net of record levels of vessel scrapping (34 million deadweight tons). This follows dry bulk industry fleet growth of 15% in 2010 and 2011. In 2012, newbuilding orders, for vessels to be delivered through 2015, had been placed for an aggregate of approximately 19.9 million deadweight tons and are expected to increase to 35.5 million deadweight tons in 2013. The total orderbook of new dry bulk vessels stands at approximately 127 million deadweight tons as of the end of the first quarter of 2013 or 20% of the current industry fleet.

KEY ASSUMPTIONS TO FINANCIAL PROJECTIONS
Methodology
The Financial Projections represent selected income statement, balance sheet and cash flows for the quarterly period ending December 31, 2013 and annually for the fiscal years ending 2014 through 2017. The financial statements included herein reference the projected consolidated performance for the Company and as such include the projections for both the Debtors and their non-Debtor subsidiaries, including Christine Shipco LLC, owner of the M/V Christine, and Maryville Maritime Inc. The Financial Projections exclude the projected financial performance attributable to the Debtors’ 100% equity interests in the Debtors Minta Holdings S.A. and Odell International Ltd., owners of the Supramax vessels M/V July M and M/V Mairouli, respectively, which are assumed to be sold as part of the Plan.

The Financial Projections were developed on a vessel-by-vessel, bottom-up basis for the Company and evidence multiple sources of information including general business and economic conditions as well as industry and competitive trends. After completion of the vessel-by-vessel build-up and combined with projected corporate general and administrative expenses, the financials were aggregated to form the consolidated financials for the Company.

Revenue
The Financial Projections project Net Voyage Revenue from the both Time Charter and Voyage Charter contracts entered into by the Company and represent the income associated with providing dry bulk freight services to the Company’s customers. A Time Charter represents a charter under which a customer pays a fixed daily or monthly rate for a fixed period of time for use of the vessel. Subject to any restrictions in the charter, the customer decides the type and quantity of cargo to be carried and the ports of loading and unloading. The customer pays all voyage expenses such as fuel, canal tolls, and port charges. The shipowner pays all vessel expenses, including technical and commercial management expenses.  A Voyage Charter represents a charter under which a customer pays a transportation charge for the movement of a specific cargo between two or more specified ports. The shipowner pays all voyage expenses and all vessel expenses.

With respect to the Financial Projections, the term “Net Voyage Revenue” is equal to voyage revenue minus voyage expenses. It is projected using an assumption for Time Charter Equivalent (“TCE”) revenues and vessel operating days. TCE revenues serve as an industry standard for measuring and managing fleet revenue and comparing results between geographical regions and among competitors. For a Time Charter contract, TCE is essentially equal to the daily rate a customer pays. For a Voyage Charter contract, TCE is equal to the voyage revenue minus voyage expenses, divided by the corresponding operating days. For the Financial Projections, the Company’s TCE projections are based on a combination of industry projections and the Company’s knowledge derived from its experience in the industry and ownership and operation of its vessels. The outlook for the demand for dry bulk commodities, and in turn the demand for transportation of those commodities, and the supply of vessels in the market play a role in determining the appropriate TCE projections. Projected TCE revenues reflect management’s best estimates based on recent experience and expected trends.

Below is a list of the Company’s expected Time Charter profile as of September 30, 2013. It is assumed that its vessels will achieve projected Voyage Charter rates once each vessel’s respective Time Charter has expired.

Time Charter Profile

Vessel	Vessel Type	Expiration Date	Daily Rate(1)
Christine(2)	Capesize	November 1, 2015	$25,000
Sandra(2)	Capesize	August 1, 2015	$26,000
Lowlands Beilun(2)	Capesize	August 14, 2015	$28,000
Iron Lindrew	Kamsarmax	December 7, 2013	$12,023
Iron Lindrew	Kamsarmax	February 3, 2014	$11,968
Iron Anne	Kamsarmax	October 24, 2013	$8,965
Iron Fuzeyya	Kamsarmax	October 6, 2013	$11,705
Iron Bill	Kamsarmax	October 15, 2013	$8,205
Grain Express	Panamax	December 1, 2013	$9,035
Grain Harvester	Panamax	October 25, 2013	$8,706
Elinakos	Panamax	January 11, 2014	$7,525

(1) Before brokers' commissions.
(2) Charter includes a 50% profit-sharing arrangement over the indicated base daily time charter rate based on the monthly AV4 BCI Time Charter Rate, which is the Baltic Capesize Index Average for four specific time charter routes as published daily by the Baltic Exchange in London.

(*) Charter end date refers to the earliest redelivery date as per the respective charter contract.

The Company’s management team estimated the future Voyage Charter rates, as provided in the table below based on recent fixtures for the Company’s vessels operating in the spot market, the prevailing market-based forward curve for freight rates earned by vessel-type for a 30 day voyage and expected freight rates as provided by a third-party industry source. The Company’s management team based the projected Voyage Charter rates on the assumption that industry spot rates will gradually increase during these years based on a recovery in vessel demand and a decline in the supply of new vessels. Specifically, global dry bulk trade is projected to grow 5.5% in ton-mile terms while aggregate dry bulk fleet growth is projected to slow to an annual rate of 3% by 2015 as vessel deliveries decline from 98.7 million deadweight tons in 2012 to 77 million deadweight tons in 2013 and 40 million deadweight tons in 2014 and 2015. Following 2015, fleet growth is projected to grow by 4.5% annually based on a projected rise in newbuild orders.

Average Projected Spot Rates

	Q4 2013	FY 2014	FY 2015	FY 2016	FY 2017
Capesize	$11,000	$13,000	$15,000	$20,000	$21,000

Kamsarmax	8,600	11,825	15,050	18,813	18,813

Panamax	8,000	11,000	14,000	17,500	17,500

Handymax	8,000	9,000	11,100	13,875	14,106

To calculate Net Voyage Revenue, a TCE rate is multiplied by vessel operating days over the projection period for each vessel and aggregated. The TCE rate is assumed to be equal to either the (a) rate defined in an active Time Charter contract or (b) projected Voyage Charter rates defined in the projected spot rate table above. Vessel operating days are equal to the total days a vessel is in possession of the Company for the relevant period net of off-hire days associated with major repairs, drydockings and special surveys. Days associated with drydocking and special surveys, which is an out-of-service period during which planned repairs, maintenance and inspections are carried out, are estimated based on a schedule. According to industry regulations, vessels are placed into drydock approximately every 24-30 months whereas a special survey, which also normally includes the drydock of the vessel takes place every 60 months for major repairs and maintenance. In addition to drydock days, the Company employs a utilization factor to reduce vessel operating days to estimate other days for which a vessel may be off-hire. The utilization factor is the percentage of time that a vessel is available for revenue generating days. This is determined by dividing operating days by the available days (defined as the calendar days for the relevant period minus the projected off-hire days associated with major repairs, drydockings and special surveys). Calendar days are the total days a vessel is in possession of the Company for the relevant period including off-hire days associated with major repairs, drydockings and special surveys. The utilization factor assumed throughout the Projection Period is equal to 97.5%.

Vessel Operating Expenses
In the Financial Projections, vessel operating expenses are calculated by multiplying the number of calendar days in a relevant period by a daily budget for each vessel. The daily budget is determined on a vessel by vessel basis and is created by management’s best judgment. The budget includes a line-by-line estimate of the operating costs of the vessel which indicatively include crew costs, provisions, deck and engine stores, lubricating oil, insurance and maintenance and repairs. Over the Projection Period, vessel operating expenses are projected to grow annually at 2% from $5,096 per day in fourth quarter of 2013 to approximately $5,475 per day in 2017.

General and Administrative Expenses
General and administrative (“G&A”) expenses were budgeted by the management of the Company on a line-by-line basis and include corporate payroll and benefits, office expenses and marketing and promotion costs. Management has projected G&A expense to grow annually at 2% from $24.1 million in 2014 to $25.6 million in 2017.

Drydocking and Special Survey Costs
Drydock expenses are based on expected maintenance requirements corresponding to the age of the Company’s fleet. For accounting purposes, the Company utilizes the direct expense method, under which the drydocking and special survey costs are expensed as they are incurred. Over the Projection Period, annual dry dock expense for the Company is projected to average $16.3 million.

Charter Hire Amortization
Charter hire amortization represents non-cash amortization related to the aggregate value of assets or liabilities arising from the market value of the time charters assumed when a vessel is acquired in previous periods. Such assets and liabilities are amortized over the remaining term of the related charters as an increase in charter hire expense and revenue, respectively, and are classified as non-current in the Company’s consolidated balance sheet.

Net Working Capital
As part of the Plan, claims related to trade payables will be honored in the ordinary course of business without interruption. As such, there is expected to be minimal permanent impact to the Company with regard to changes in net working capital. The Financial Projections show temporary changes in working capital in fiscal year 2013 but the Company is projected to regain normalized terms in accounts receivable and accounts payable in 2014.

Capital Expenditures
The Financial Projections assume that the Company does not purchase additional vessels, new or secondhand, during the Projection Period.

Christine ShipCo LLC
The non-Debtor Christine Shipco LLC is a joint venture in which Excel holds a 71.4% interest. The Financial Projections are consolidated to include the projected financial performance of Christine Shipco LLC through its ownership of the M/V Christine. No future dividends are assumed from the joint venture to the Company and the joint venture partner during the Projection Period. The non-controlling interest, representing the portion of equity not attributable, directly or indirectly, to the Company is included separately within the Company’s equity account.

Post-Effective Date Capital Structure and Equity Contribution
The Plan contemplates a restructured capital structure for the Company consisting of a $771 million amended and restated Syndicate Credit Facility consisting of a $459 million Term Loan A and $312 Term Loan B. Under the Syndicate Credit Facility, the Term Loan A will bear interest at L+2.75% with no LIBOR floor and the Term Loan B will bear a cash interest at L+1.75%, with no LIBOR floor, and payment-in-kind interest of 4.70%. The Syndicate Credit Facility will come due on December 31, 2017, subject to certain provisions that enable the extension of the loans to December 31, 2018.

In addition, the post-effective date capital structure includes the secured loan agreement between Christine Shipco LLC as borrower and DVB Bank SE as lender. The loan agreement is secured by a first priority mortgage on the M/V Christine and is expected to have $28.7 million due in remaining loan principal upon the effective date. The DVB secured loan bears interest at L+3.00% with no LIBOR floor and will come due October 27, 2016. It is assumed that the loan is refinanced on substantially similar terms when it matures.

Further, the Plan contemplates the issuance of the New Cash Flow Note on a pro-rata basis to general unsecured claimaints on account of their claims in Excel. The New Cash Flow Note has an initial face amount of $5 million and will bear interest that is payable-in-kind on a semi-annual basis at 8% per annum, subject to the availability of dividends from Christine Shipco to Excel on account of its 71.4% joint venture interest.

As part of the restructuring, $30 million of restricted cash, associated with the Syndicate Credit Facility, will be released to the Company to be used to fund operations and support liquidity. In addition, the Financial Projections include the contribution of $30 million to be infused into the Company through an agreement between the senior secured lenders and Ivory Shipping upon the effective date of the Plan and does not include the potential infusion of an additional $20 million into Reorganized Excel from Holdco by March 2015.

FINANCIAL PROJECTIONS

INCOME STATEMENT
		Fiscal Year Ended December 31,
($ in millions)	Q4 2013	FY 2014	FY 2015	FY 2016	FY 2017
Net Voyage Revenue	$30	$150	$178	$212	$216
Vessel operating expense	(17)	(68)	(69)	(71)	(72)
General & administrative expenses	(6)	(24)	(25)	(25)	(26)
EBITDA	$7	$58	$84	$117	$118

Depreciation & amortization	(13)	(52)	(52)	(52)	(52)
Drydocking and special survey costs	(8)	(17)	(14)	(21)	(13)
Charter hire amortization	1	3	3	1	-
EBIT	($14)	($8)	$22	$45	$53
Interest expense, net	(9)	(38)	(39)	(41)	(44)
U.S. source income taxes	(0)	(1)	(1)	(1)	(1)
Net Income	($23)	($46)	($18)	$3	$9

CASH FLOW STATEMENT
		Fiscal Year Ended December 31,
($ in millions)	Q4 2013	FY 2014	FY 2015	FY 2016	FY 2017
Operating Activities
EBITDA	$7	$58	$84	$117	$118
Drydocking and special survey costs	(8)	(17)	(14)	(21)	(13)
Interest and finance costs (cash), net	(6)	(22)	(24)	(25)	(27)
Tax payment	(0)	(1)	(1)	(1)	(1)
Change in working capital	2	0	(0)	(1)	2
Cash from Operating Activities	($5)	$18	$46	$68	$79

Investing Activities
Capital expenditures	-	-	-	-	-
Cash from Investing Activities	-	-	-	-	-

Financing Activities
Repayment of debt(1)	(2)	(17)	(49)	(68)	(68)
Cash from Financing Activities	($2)	($17)	($49)	($68)	($68)

Beginning Cash	$52	$44	$46	$42	$42
Total cash flow	(8)	2	(3)	0	10
Ending Cash	$44	$46	$42	$42	$53

(1) Net of proceeds from debt issuance or refinancing. DVB secured loan assumed to be refinanced on materially similar terms when it matures in October 2016.

Below is a reconciliation of the pre-emergence consolidated balance sheet as of September 30, 2013 to the post-emergence consolidated balance sheet as of September 30, 2013.

BALANCE SHEET
	Projected	Adjustments	Proforma	Fiscal Year Ended December 31,
($ in millions)	09/30/13		09/30/13	FY 2014	FY 2015	FY 2016	FY 2017
Cash and cash equivalents	$22	$30	$52	$46	$42	$42	$53
Accounts receivable	9	-	9	10	12	13	13
Inventories	9	-	9	9	9	9	9
Prepayments and advances	5	-	5	5	5	5	5
Total Current Assets	$45	$30	$75	$70	$68	$69	$79

Vessels, net of accum. depreciation	959	(40)	920	855	803	751	699
Other fixed assets, net of accum. depreciation	1	-	1	1	1	0	0
Total Fixed Assets, net	$960	($40)	$920	$855	$803	$751	$699

TOTAL ASSETS	$1,005	($10)	$995	$925	$871	$821	$778

Accounts payable	$13	-	$13	$15	$16	$17	$17
Due to related parties	0	-	0	0	0	0	0
Deferred revenue	3	-	3	3	3	3	3
Time charters acquired, net of accum. depreciation	9	-	9	5	1	0	0
Liabilities subject to compromise(1)	154	(154)	-	-	-	-	-

Long-Term Debt
Pre-petition syndicate credit facility	771	(771)	-	-	-	-	-
Syndicate term loan A	-	459	459	452	412	352	292
Syndicate term loan B	-	312	312	323	332	342	352
Credit Suisse secured term loan	43	(43)	-	-	-	-	-
DVB secured term loan	29	-	29	25	22	19	17
New cash flow note	-	5	5	6	6	6	7
Total Debt	$843	($38)	$805	$805	$772	$720	$668

Equity	(17)	182	165	97	79	81	90
LIABILITIES & SHAREHOLDERS EQUITY	$1,005	($10)	$995	$925	$871	$821	$778

(1) Includes convertible notes outstanding at book value, net of OID and the mark-to-market liability on the interest rate swap claims.

APPENDIX G

TO

DISCLOSURE STATEMENT
OF EXCEL MARITIME CARRIERS LTD. AND CERTAIN OF ITS AFFILIATES

AUDITED FINANCIAL STATEMENTS FOR FISCAL YEAR 2011

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of Excel Maritime Carriers Ltd.

We have audited the accompanying consolidated balance sheets of Excel Maritime Carriers Ltd. as of December 31, 2010 and 2011, and the related consolidated statements of operations, comprehensive income/loss, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2011. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Excel Maritime Carriers Ltd. at December 31, 2010 and 2011, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2011, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Excel Maritime Carriers Ltd.'s internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 30, 2012 expressed an unqualified opinion thereon.

/s/ Ernst & Young

Athens, Greece March 30, 2012

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Board of Directors and Stockholders of Excel Maritime Carriers Ltd.

We have audited Excel Maritime Carriers Ltd.'s internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Excel Maritime Carriers Ltd.'s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Excel Maritime Carriers Ltd. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Excel Maritime Carriers Ltd. as of December 31, 2010 and 2011 and the related consolidated statements of operations, comprehensive income/loss, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2011 of Excel Maritime Carriers Ltd. and our report dated March 30, 2012 expressed an unqualified opinion thereon.

/s/ Ernst & Young

Athens, Greece March 30, 2012

EXCEL MARITIME CARRIERS LTD.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of Excel Maritime Carriers Ltd.

We have audited the accompanying consolidated balance sheets of Excel Maritime Carriers Ltd. as of December 31, 2010 and 2011, and the related consolidated statements of operations, comprehensive income/loss, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2011. These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Excel Maritime Carriers Ltd. at December 31, 2010 and 2011, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2011, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Excel Maritime Carriers Ltd.'s internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 30, 2012 expressed an unqualified opinion thereon.

/s/ Ernst & Young (Hellas) Certified Auditors Accountants S.A.
Athens, Greece
March 30, 2012

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL
 CONTROL OVER FINANCIAL REPORTING

The Board of Directors and Stockholders of Excel Maritime Carriers Ltd.

We have audited Excel Maritime Carriers Ltd.'s internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Excel Maritime Carriers Ltd.'s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Excel Maritime Carriers Ltd. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Excel Maritime Carriers Ltd. as of December 31, 2010 and 2011 and the related consolidated statements of operations, comprehensive income/loss, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2011 of Excel Maritime Carriers Ltd. and our report dated March 30, 2012 expressed an unqualified opinion thereon.

/s/ Ernst & Young (Hellas) Certified Auditors Accountants S.A.
Athens, Greece
March 30, 2012

EXCEL MARITIME CARRIERS LTD.
CONSOLIDATED BALANCE SHEETS DECEMBER 31, 2010 AND 2011
(Expressed in thousands of U.S. Dollars – except for share and per share data)

ASSETS	2010	2011

CURRENT ASSETS:
Cash and cash equivalents	$65,917	$53,749
Restricted cash (Notes 8 and 9)	6,721	5,700
Accounts receivable trade, net	7,961	7,004
Accounts receivable, other	4,546	4,297
Inventories (Note 5)	8,187	8,851
Prepayments and advances	3,753	3,077
Derivative financial instruments (Note 9)	116	167
Total current assets	97,201	82,845

FIXED ASSETS:
Vessels, net of accumulated depreciation of $413,382 and $528,044 (Note 6)	2,622,631	2,579,285
Office furniture and equipment, net of accumulated depreciation of $1,718 and $2,241 (Note 6)	1,147	941
Advances for vessels under construction (Note 7)	76,585	-
Total fixed assets, net	2,700,363	2,580,226

OTHER NON CURRENT ASSETS:
Time charters acquired, net of accumulated amortization of $108,344 as at December 31, 2010 (Note 11), and other deferred non- current assets	184,366	1,108
Derivative financial instruments (Note 9)	923	-
Restricted cash (Note 8)	48,967	57,750
Total other non current assets	234,256	58,858

Total assets	$3,031,820	$2,721,929

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
Current portion of long-term debt, net of unamortized deferred financing fees (Note 8)	$107,369	$104,879
Accounts payable	11,101	12,062
Due to related parties (Note 4)	827	486
Deferred revenue	17,887	13,924
Accrued liabilities	13,608	16,696
Derivative financial instruments (Note 9)	21,945	19,453
Total current liabilities	172,737	167,500

Long-term debt, net of current portion and net of unamortized deferred financing fees (Note 8)	1,046,672	952,716
Time charters acquired, net of accumulated amortization of $860,640 and $864,115 (Note 11)	18,108	14,633
Derivative financial instruments (Note 9)	30,155	26,516
Total non current liabilities	1,094,935	993,865

Total liabilities	1,267,672	1,161,365

Commitments and contingencies (Note 15)	-	-

STOCKHOLDERS' EQUITY:
Preferred stock, $0.1 par value: 5,000,000 shares authorized, none issued	-	-
Common Stock, $0.01 par value; 994,000,000 Class A shares and 1,000,000 Class B shares authorized; 84,946,779 Class A shares and 180,746 Class B shares, issued and outstanding at December 31, 2010 and 88,909,430 Class A shares and 230,746 Class B shares, issued and outstanding at December 31, 2011 (Note 12)	851	891
Additional paid-in capital (Notes 12 and 13)	1,061,134	1,071,263
Accumulated Other Comprehensive Income (Loss) (Note 9)	211	(3,064)
Retained Earnings	691,674	480,081
Treasury stock (115,529 Class A shares and 588 Class B shares at December 31, 2010, 78,650 Class A shares and 588 Class B shares at December 31, 2011)	(189)	(189)
Excel Maritime Carriers Ltd. Stockholders' equity	1,753,681	1,548,982

Non-controlling interests (Note 1)	10,467	11,582

Total stockholders' equity	1,764,148	1,560,564

Total liabilities and stockholders' equity	$3,031,820	$2,721,929

The accompanying notes are an integral part of these consolidated financial statements.

EXCEL MARITIME CARRIERS LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011
(Expressed in thousands of U.S. Dollars-except for share and per share data)

	2009	2010	2011
REVENUES:
Voyage revenues (Notes 1 and 4)	$391,746	$422,966	$353,397
Time charter amortization (Note 11)	364,368	262,305	3,475
Revenue from managing related party vessels (Note 4)	488	376	17
Total revenues	756,602	685,647	356,889

EXPENSES:
Voyage expenses (Note 17)	19,317	27,563	42,740
Charter hire expense	32,832	32,831	32,832
Charter hire amortization (Note 11)	39,952	39,945	36,526
Commissions to related parties (Notes 4 and 17)	2,260	3,188	3,892
Vessels operating expenses (Note 17)	83,197	86,700	85,074
Depreciation (Note 6)	123,411	125,283	128,089
Drydocking and special survey costs	11,379	11,243	13,326
General and administrative expenses (Notes 13 and 15)	42,995	35,748	35,583
Total Expenses	355,343	362,501	378,062

OTHER OPERATING INCOME/(LOSS):
Gain on sale of vessel (Note 6)	61	-	6,432
Impairment loss on intangible asset (Note 11)	-	-	(146,732)
Loss on disposal of JV ownership interest	(3,705)	-	-

Operating income (loss)	397,615	323,146	(161,473)

OTHER INCOME (EXPENSES):
Interest and finance costs (Notes 8 and 18)	(57,096)	(38,122)	(37,133)
Interest income	809	1,436	1,551
Losses on derivative financial instruments (Note 9)	(1,126)	(27,061)	(13,292)
Foreign exchange losses	(322)	(44)	(187)
Other, net	408	243	839
Total other income (expenses), net	(57,327)	(63,548)	(48,222)

Net income (loss) before taxes and loss assumed (income earned) by non-controlling interest	340,288	259,598	(209,695)
US Source Income taxes (Note 16)	(660)	(772)	(700)
Net income (loss) before loss assumed (income earned) by non-controlling interest	339,628	258,826	(210,395)
Loss assumed (income earned) by non-controlling interest	154	(997)	(1,198)
Net income (loss) attributed to Excel Maritime Carriers Ltd.	$339,782	$257,829	$(211,593)

Earnings (losses) per common share, basic (Note 14)	$5.03	$3.20	$(2.51)
Weighted average number of shares, basic	67,565,178	80,629,221	84,463,674
Earnings (losses) per common share, diluted (Note 14)	$4.85	$3.10	$(2.51)
Weighted average number of shares, diluted	69,999,760	83,102,923	84,463,674

The accompanying notes are an integral part of these consolidated financial statements.

EXCEL MARITIME CARRIERS LTD.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011
(Expressed in thousands of U.S. Dollars)

	2009	2010	2011

Net income (loss)	$339,628	$258,826	$(210,395)

Other Comprehensive Income (loss):
Unrealized interest rate swap gains (losses)	-	514	(4,225)
Reclassification adjustments of interest rate swap losses transferred to Consolidated Statement of Operations	-	(229)	704
Actuarial gains (losses)	(11)	11	246
Other Comprehensive Income (loss)	(11)	296	(3,275)

Comprehensive income (loss)	$339,617	$259,122	$(213,670)

Comprehensive loss (income) attributable to the non-controlling interest	154	(997)	(1,198)

Comprehensive income (loss) attributed to Excel Maritime Carriers Ltd.	$339,771	$258,125	$(214,868)

The accompanying notes are an integral part of these consolidated financial statements.

EXCEL MARITIME CARRIERS LTD.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011
(Expressed in thousands of U.S. Dollars – except for share data)

	Common Stock
	Number of Shares	Par Value	Additional Paid-in Capital	Accumulated other comprehensive income (loss)	Retained Earnings	Treasury Stock	Excel Maritime Carriers Ltd. Stockholders' Equity	Non-controlling interests	Total Stockholders' equity
BALANCE, December 31, 2008	46,226,018	$461	$944,207	$(74)	$94,063	$(189)	$1,038,468	$14,930	$1,053,398
- Net income	-	-	-	-	339,782	-	339,782	(154)	339,628
- Issuance of common stock	31,714,286	318	89,812	-	-	-	90,130	-	90,130
- Issuance of restricted stock and stock-based compensation expense	1,975,601	20	19,827	-	-	-	19,847	-	19,847
-Non controlling interest contributions	-	-	-	-	-	-	-	3,328	3,328
- Transfer/ exchange of ownership interests	-	-	(7,240)	-	-	-	(7,240)	(12,808)	(20,048)
- Actuarial losses	-	-	-	(11)	-	-	(11)	-	(11)
BALANCE, December 31, 2009	79,915,905	$799	$1,046,606	$(85)	$433,845	$(189)	$1,480,976	$5,296	$1,486,272
- Net income	-	-	-	-	257,829	-	257,829	997	258,826
- Issuance of common stock	3,241,680	32	4,901	-	-	-	4,933	-	4,933
- Issuance of restricted stock and stock-based compensation expense	1,969,940	20	9,627	-	-	-	9,647	-	9,647
-Non controlling interest contributions	-	-	-	-	-	-	-	4,174	4,174
- Unrealized interest rate swap gains	-	-	-	285	-	-	285	-	285
- Actuarial gains	-	-	-	11	-	-	11	-	11
BALANCE, December 31, 2010	85,127,525	$851	$1,061,134	$211	$691,674	$(189)	$1,753,681	$10,467	$1,764,148
- Net loss	-	-	-	-	(211,593)	-	(211,593)	1,198	(210,395)
- Issuance of restricted stock and stock-based compensation expense	4,049,611	40	10,129	-	-	-	10,169	-	10,169
-Cancellation of shares	(36,960)	-	-	-	-	-	-	-	-
- Joint venture de-consolidation	-	-	-	-	-	-	-	(83)	(83)
- Unrealized interest rate swap losses	-	-	-	(3,521)	-	-	(3,521)	-	(3,521)
- Actuarial gains	-	-	-	246	-	-	246	-	246
BALANCE, December 31, 2011	89,140,176	$891	$1,071,263	$(3,064)	$480,081	$(189)	$1,548,982	$11,582	$1,560,564

The accompanying notes are an integral part of these consolidated financial statements

EXCEL MARITIME CARRIERS LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011
(Expressed in thousands of U.S. Dollars)

	2009	2010	2011
Cash Flows from Operating Activities:
Net income (loss)	$339,628	$258,826	$(210,395)
Adjustments to reconcile net income (loss) to net cash
provided by operating activities:
Depreciation	123,411	125,283	128,089
Amortization of convertible notes debt discount	6,154	6,736	7,365
Amortization of deferred financing fees	3,823	3,509	3,425
Time charter revenue amortization, net of charter hire amortization expense and write-off	(324,416)	(222,360)	33,051
Impairment loss on intangible asset	-	-	146,732
Gain on joint venture de-consolidation	-	-	(83)
Gain on sale of vessel	(61)	-	(6,432)
Loss on disposal of JV ownership interest	3,705	-	-
Stock-based compensation expense	19,847	9,647	10,169
Unrealized gains on derivative financial instruments	(27,238)	(1,943)	(8,780)
Unrecognized actuarial (gains) losses	(11)	11	246
Changes in operating assets and liabilities:
Accounts receivable	4,231	(6,491)	1,206
Financial instruments settled in the period	-	(612)	-
Inventories	235	(3,708)	(664)
Prepayments and advances	(1,058)	(672)	676
Due from related parties	221	-	-
Accounts payable	(1,091)	5,752	961
Due to related parties	(388)	574	(341)
Accrued liabilities	(14,689)	(5,060)	3,088
Deferred revenue	14,949	(10,993)	(3,963)
Net Cash provided by Operating Activities	$147,252	$158,499	$104,350
Cash Flows used in Investing Activities:
Joint ventures ownership transfer	(1,591)	-	-
Advances for vessels under construction	(9,379)	(92,701)	(18,267)
Additions to vessel cost	(113)	(13)	(25)
Proceeds from sale of vessel	3,735	-	17,089
Proceeds received from Oceanaut liquidation	5,212	-	-
Office furniture and equipment	(146)	(135)	(317)
Net cash used in Investing Activities	$(2,282)	$(92,849)	$(1,520)
Cash Flows used in Financing Activities:
(Increase) decrease in restricted cash	(34,400)	3,712	(7,762)
Proceeds from long-term debt	5,067	72,967	27,100
Repayment of long-term debt	(216,851)	(184,815)	(133,448)
Contributions from non-controlling interests	3,328	4,174	-
Issuance of common stock / exercise of warrants, net of related issuance costs-related parties	44,983	4,933	-
Issuance of common stock, net of related issuance costs	45,147	-	-
Payment of financing fees	(1,938)	(802)	(888)
Net cash used in Financing Activities	$(154,664)	$(99,831)	$(114,998)
Net decrease in cash and cash equivalents	(9,694)	(34,181)	(12,168)
Cash and cash equivalents at beginning of year	109,792	100,098	65,917
Cash and cash equivalents at end of the year	$100,098	$65,917	$53,749

SUPPLEMENTAL CASH FLOW INFORMATION:
-Cash paid during the year for:
Interest payments	$56,159	$31,950	$22,632
US Source Income taxes	$740	$871	$650

The accompanying notes are an integral part of these consolidated financial statements.

EXCEL MARITIME CARRIERS LTD.
 Notes to Consolidated Financial Statements
 December 31, 2011
 (Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

1.
Basis of Presentation:

The accompanying consolidated financial statements include the accounts of Excel Maritime Carriers Ltd. and its wholly subsidiaries and majority owned subsidiary (collectively, the "Company" or "Excel") as listed below. Excel was formed in 1988, under the laws of the Republic of Liberia. The Company is engaged in the ocean transportation of dry bulk cargoes worldwide through the ownership and operation of bulk carrier vessels.

	Company	Country of Incorporation	Vessel name	Type	Year of Built
	Ship-owning companies with vessels in operation
1.	Hope Shipco LLC	Marshall Islands	Mairaki	Capesize	2011
2.	Christine Shipco LLC (1)	Marshall Islands	Christine	Capesize	2010
3.	Sandra Shipco LLC	Marshall Islands	Sandra	Capesize	2008
4.	Iron Miner Shipco LLC	Marshall Islands	Iron Miner	Capesize	2007
5.	Iron Beauty Shipco LLC	Marshall Islands	Iron Beauty	Capesize	2001
6.	Kirmar Shipco LLC	Marshall Islands	Kirmar	Capesize	2001
7.	Lowlands Beilun Shipco LLC	Marshall Islands	Lowlands Beilun	Capesize	1999
8.	Iron Brooke Shipco LLC	Marshall Islands	Iron Brooke	Kamsarmax	2007
9.	Iron Lindrew Shipco LLC	Marshall Islands	Iron Lindrew	Kamsarmax	2007
10.	Iron Manolis Shipco LLC	Marshall Islands	Iron Manolis	Kamsarmax	2007
11.	Coal Gypsy Shipco LLC	Marshall Islands	Coal Gypsy	Kamsarmax	2006
12.	Coal Hunter Shipco LLC	Marshall Islands	Coal Hunter	Kamsarmax	2006
13.	Pascha Shipco LLC	Marshall Islands	Pascha	Kamsarmax	2006
14.	Santa Barbara Shipco LLC	Marshall Islands	Santa Barbara	Kamsarmax	2006
15.	Iron Fuzeyya Shipco LLC	Marshall Islands	Iron Fuzeyya	Kamsarmax	2006
16.	Ore Hansa Shipco LLC	Marshall Islands	Ore Hansa	Kamsarmax	2006
17.	Iron Kalypso Shipco LLC	Marshall Islands	Iron Kalypso	Kamsarmax	2006
18.	Iron Anne Shipco LLC	Marshall Islands	Iron Anne	Kamsarmax	2006
19.	Iron Bill Shipco LLC	Marshall Islands	Iron Bill	Kamsarmax	2006
20.	Iron Vassilis Shipco LLC	Marshall Islands	Iron Vassilis	Kamsarmax	2006
21.	Iron Bradyn Shipco LLC	Marshall Islands	Iron Bradyn	Kamsarmax	2005
22.	Grain Express Shipco LLC	Marshall Islands	Grain Express	Panamax	2004
23.	Iron Knight Shipco LLC	Marshall Islands	Iron Knight	Panamax	2004
24.	Grain Harvester Shipco LLC	Marshall Islands	Grain Harvester	Panamax	2004
25.	Coal Pride Shipco LLC	Marshall Islands	Coal Pride	Panamax	1999
26.	Fianna Navigation S.A	Liberia	Isminaki	Panamax	1998
27.	Marias Trading Inc.	Liberia	Angela Star	Panamax	1998
28.	Yasmine International Inc.	Liberia	Elinakos	Panamax	1997
29.	Amanda Enterprises Ltd.	Liberia	Happy Day	Panamax	1997
30.	Fountain Services Ltd.	Liberia	Powerful	Panamax	1994
31.	Teagan Shipholding S.A.	Liberia	First Endeavour	Panamax	1994
32.	Tanaka Services Ltd.	Liberia	Rodon	Panamax	1993
33.	Whitelaw Enterprises Co.	Liberia	Birthday	Panamax	1993
34.	Candy Enterprises Inc.	Liberia	Renuar	Panamax	1993
35.	Harvey Development Corp.	Liberia	Fortezza	Panamax	1993
36.	Minta Holdings S.A.	Liberia	July M	Supramax	2005
37.	Odell International Ltd.	Liberia	Mairouli	Supramax	2005
38.	Ingram Limited	Liberia	Emerald	Handymax	1998
39.	Castalia Services Ltd.	Liberia	Princess I	Handymax	1994
40.	Barland Holdings Inc.	Liberia	Attractive	Handymax	1985

(1)       Christine Shipco LLC is owned 71.4% by the Company.

EXCEL MARITIME CARRIERS LTD.
 Notes to Consolidated Financial Statements
 December 31, 2011
 (Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

1.	Basis of Presentation-continued

	Company	Country of Incorporation	Vessel name	Type	Year of Built
	Non-shipowning companies with vessels in operation (2)
41.	Fearless Shipco LLC	Marshall Islands	Fearless I	Panamax	1997
42.	Barbara Shipco LLC	Marshall Islands	Barbara	Panamax	1997
43.	Linda Leah Shipco LLC	Marshall Islands	Linda Leah	Panamax	1997
44.	King Coal Shipco LLC	Marshall Islands	King Coal	Panamax	1997
45.	Coal Age Shipco LLC	Marshall Islands	Coal Age	Panamax	1997
46.	Iron Man Shipco LLC	Marshall Islands	Iron Man	Panamax	1997
47.	Coal Glory Shipco LLC	Marshall Islands	Coal Glory	Panamax	1995

(2)	Indicates a company whose vessel was sold to a third party in July 2007 and subsequently leased back under a bareboat charter expiring in July 2015.

The following wholly-owned subsidiaries have been established to acquire vessels, although vessels have not yet been identified:

	Company	Country of Incorporation
48.	Magalie Investments Corp.	Liberia
49.	Melba Management Ltd.	Liberia
50.	Naia Development Corp.	Liberia

The Company is also the sole owner of the following non-shipowning subsidiaries:

	Company	Country of Incorporation
51.	Maryville Maritime Inc. (1)	Liberia
52.	Point Holdings Ltd. (2)	Liberia
53.	Thurman International Ltd. (3)	Liberia
54.	Bird Acquisition Corp (4)	Marshall Islands
55.	Liegh Jane Navigation S.A. (5)	Liberia
56.	Snapper Marine Ltd. (6)	Liberia
57.	Centel Shipping Company Limited (7)	Cyprus

During the year ended December 31, 2011, the following Marshall Islands joint venture companies, which were 50% owned by Bird Acquisition Corp were dissolved:

	Company	Country of Incorporation
58.	Fritz Shipco LLC (8)	Marshall Islands
59.	Benthe Shipco LLC (8)	Marshall Islands
60.	Gayle Frances Shipco LLC (8)	Marshall Islands
61.	Iron Lena Shipco LLC (8)	Marshall Islands

(1)
Maryville Maritime Inc. ("Maryville") is a management company that provides the technical management of Excel's vessels. As of October 2010 and January 2011, Maryville also provided technical management services to 2 vessels owned by companies affiliated with the Chairman of the Company's Board of Directors. Both of the aforementioned vessels were sold in October 2010 and January 2011 and Maryville ceased to provide technical services to the companies as of the respective dates.

(2)	Point Holdings Ltd. is the parent company (100% owner) of fifteen Liberian ship-owning companies, one Liberian holding company and six Liberian non ship-owning companies.

EXCEL MARITIME CARRIERS LTD.
 Notes to Consolidated Financial Statements
 December 31, 2011
 (Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

1.	Basis of Presentation-continued

(3)	Thurman International Ltd. is the parent company (100% owner) of Centel Shipping Company Limited, the owner of M/V Lady.

(4)
Bird is the parent company (100% owner) of 24 Marshall Islands ship-owning companies and 7 Marshall Islands non ship-owning companies. Bird is also a joint-venture partner in one Marshall Island ship-owning company which is 71.4% owned by Bird.

(5)	Previously the owning company of Swift, a vessel sold in March 2009.

(6)	Previously the owning company of Marybelle, a vessel sold in February 2011.

(7)	Previously the owning company of Lady, a vessel sold in August 2011.

(8)
Previously consolidated joint venture owned 50% by the Company. The joint venture had one contract for the construction of a vessel which was cancelled in June 2011 as no refund guarantee was received, the construction of the vessel had not commenced and the vessel was delayed on its contracted delivery. Following the cancellation of the shipbuilding contract, the company was dissolved on July 27, 2011.

Concentration of credit risk
During the years ended December 31, 2009, 2010 and 2011 one, one and two charterers, respectively, were individually accounted for more than 10% of the Company's voyage revenues as follows:

Charterer	2009	2010	2011
A	34%	30%	-
B	-	-	14%
C	-	-	11%

The outstanding balance of these charterers as of December 31, 2011 was not material, representing less of 1% of Company's current assets at the balance sheet date.

2.	Significant Accounting policies

a)
Principles of Consolidation: The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles and include in each of the three years in the period ended December 31, 2011 the accounts and operating results of the Company and its wholly-owned and majority-owned subsidiaries. All inter-company balances and transactions have been eliminated in consolidation. The Company consolidates all subsidiaries that are more than 50% owned and presents any non-controlling interests, representing the portion of equity in a subsidiary not attributable, directly or indirectly, to the Company, in the consolidated statement of financial position within equity separate from the Company's equity  in accordance with the amendments of ASC 810 , "Consolidation", adopted on January 1, 2009 and the portion of the net income or loss of the subsidiary earned or assumed by the non-controlling interest is presented separately in the consolidated statements of operations as non controlling interests.

In addition, following the provisions of ASC 810, "Consolidation", the Company evaluates any interest held in other entities to determine whether the entity is a Variable Interest Entity ("VIE") and if the Company is the primary beneficiary of the VIE. In this respect, during the years ended December 31, 2009 and 2010, the Company evaluated its interests in the four 50% owned joint ventures discussed in Note 1 above and it has determined that, each joint venture was a variable interest entity according to the provisions of the Variable Interest Entities Subsections of Subtopic 810-10 and that the Company was, in each case, the primary beneficiary. As such, the Company consolidated the joint ventures for the years ended December 31, 2009 and 2010. Following the dissolution of the joint ventures on July 27, 2011 discussed in Note 1 above, the Company de-consolidated the joint ventures as of that date.

EXCEL MARITIME CARRIERS LTD.
 Notes to Consolidated Financial Statements
 December 31, 2011
 (Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

2.
Significant Accounting policies-continued

The joint ventures had only four contracts for the construction of respective vessels which were cancelled in June 2011 as no refund guarantees were received, the construction of the vessels had not commenced and all vessels were delayed on their contracted deliveries. As such, the de-consolidation of the joint ventures had no significant effect on the Company's consolidated financial statements.

b)
Use of Estimates: The preparation of consolidated financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

c)
Other Comprehensive Income (Loss): The Company follows the provisions of ASC 220, "Comprehensive Income", which requires separate presentation of certain transactions, which are recorded directly as components of stockholders' equity. The Company's comprehensive income (loss) is comprised of net income less actuarial gains/losses related to the adoption and implementation of ASC 715, "Compensation-Retirement Benefits", as well as the changes in the fair value of the derivatives that qualify for hedge accounting, net of the realized losses of such derivatives which are reclassified to consolidated statement of operations, in accordance with ASC 815 "Derivatives and Hedging".

In June 2011, the FASB issued ASU 2011-05, Comprehensive Income, Presentation of Comprehensive Income (Topic 220), which revises the manner in which entities present comprehensive income in their financial statements. The new guidance removes the presentation options in ASC 220 and requires entities to report components of comprehensive income in either (i) a continuous statement of comprehensive income or (ii) two separate but consecutive statements. Under the two-statement approach, an entity is required to present components of net income and total net income in the statement of net income. The statement of other comprehensive income should immediately follow the statement of net income and include the components of other comprehensive income and a total for other comprehensive income, along with a total for comprehensive income. The amendments in this Update do not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income. The amendments in this Update should be applied retrospectively and they are effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. Early adoption is permitted, because compliance with the amendments is already permitted. The amendments do not require any transition disclosures. The amendments in this Update have been adopted by the Company in the accompanying consolidated financial statements with no material effect.

d)
Concentration of Credit Risk:  Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist principally of cash and cash equivalents, trade accounts receivable and derivative contracts (mainly interest rate swaps). The Company places its cash and cash equivalents, consisting mostly of deposits, with various financial institutions and performs periodic evaluations of the relative credit standing of those financial institutions. The Company limits its credit risk with accounts receivable by performing ongoing credit evaluations of its customers' financial condition. The Company does not obtain rights to collateral to reduce its credit risk. The Company is exposed to credit risk in the event of non-performance by counter parties to derivative instruments; however, the Company limits its exposure by diversifying among counter parties considering their credit ratings.

EXCEL MARITIME CARRIERS LTD.
 Notes to Consolidated Financial Statements
 December 31, 2011
 (Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

2.	Significant Accounting policies-continued

e)
Foreign Currency Translation: The functional currency of the Company is the U.S. Dollar because the Company's vessels operate in international shipping markets, and therefore primarily transact business in U.S. Dollars. The Company's accounting records are maintained in U.S. Dollars. Transactions involving other currencies during the year are converted into U.S. Dollars using the exchange rates in effect at the time of the transactions. At the balance sheet date, monetary assets and liabilities, which are denominated in other currencies, are translated into U.S. Dollars at the year-end exchange rates. Resulting gains or losses are separately reflected in the accompanying consolidated statements of operations.

f)	Cash and Cash Equivalents: The Company considers highly liquid investments such as time deposits and certificates of deposit with an original maturity of three months or less to be cash equivalents.

g)
Restricted Cash: Restricted cash includes bank deposits that are required under the Company's borrowing arrangements which are used to fund the loan instalments coming due. The funds can only be used for the purposes of loan repayment. In addition, restricted cash also includes minimum cash deposits required to be maintained with certain banks under the Company's borrowing arrangements and derivative financial instruments.

h)
Accounts Receivable Trade, net: Accounts receivable-trade, net at each balance sheet date, includes receivables from charterers for hire, freight and demurrage billings, net of any provision for doubtful accounts. The Company's revenue is based on contracted charter parties. However, there is always the possibility of dispute over terms and payment of hires and freights, as disagreements may arise in relation to the responsibility of lost time and revenue due to the Company. Accordingly, at each balance sheet date, all potentially uncollectible accounts are assessed individually for purposes of determining the appropriate provision for doubtful accounts primarily based on the aging of such balances and any amounts in disputes. The provision for doubtful accounts at December 31, 2010 and 2011 amounted to $529 and $339, respectively.

i)
Insurance Claims: The Company records insurance claim recoveries for insured losses incurred on damage to fixed assets and for insured crew medical expenses. Insurance claim recoveries are recorded, net of any deductible amounts, at the time the Company's fixed assets suffer insured damages or when crew medical expenses are incurred, recovery is probable under the related insurance policies and the Company can make an estimate of the amount to be reimbursed following the insurance claim.

j)	Inventories: Inventories consist of consumable bunkers and lubricants, which are stated at the lower of cost or market value. Cost is determined by the first in, first out method.

k)
Vessels, net: Vessels are stated at cost, which consists of the contract price and any material expenses incurred upon acquisition (initial repairs, improvements, delivery expenses and other expenditures to prepare the vessel for her initial voyage). Subsequent expenditures for major improvements are also capitalized when they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels. Otherwise these amounts are charged to expense as incurred. The cost of each of the Company's vessels is depreciated beginning when the vessel is ready for her intended use, on a straight-line basis over the vessel's remaining economic useful life, after considering the estimated residual value (vessel's residual value is equal to the product of its lightweight tonnage and estimated scrap rate). Management estimates the scrap value per light weight ton (LWT) to be $0.2, which is based on the historical average demolition prices prevailing in the market while management estimates the useful life of the Company's vessels to be 28 years from the date of initial delivery from the shipyard. However, when regulations place limitations over the ability of a vessel to trade on a worldwide basis, her remaining useful life is adjusted at the date such regulations become effective.

l)
Office furniture and Equipment, net: Office furniture and equipment, net are stated at cost less accumulated depreciation. Depreciation is calculated on a straight line basis over the estimated useful life of the specific asset placed in service which range from three to nine years.

EXCEL MARITIME CARRIERS LTD.
 Notes to Consolidated Financial Statements
 December 31, 2011
 (Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

2.	Significant Accounting policies-continued

m)
Impairment of Long-Lived Assets: The Company follows the guidance under ASC 360, "Property, Plant and Equipment", which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. The standard requires that long-lived assets and certain identifiable intangibles held and used or disposed of by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. When the estimate of undiscounted cash flows, excluding interest charges, expected to be generated by the use of the asset is less than its carrying amount, the Company should evaluate the asset for an impairment loss.

Measurement of the impairment loss is based on the fair value of the asset which is determined based on management estimates and assumptions and by making use of available market data. The fair values are determined through Level 2 inputs of the fair value hierarchy as defined in ASC 820 "Fair value measurements and disclosures" and are derived principally from or by corroborated or observable market data. Inputs, considered by management in determining the fair value, include independent broker's valuations, FFA indices, average charter hire rates and other market observable data that allow value to be determined.

The Company evaluates the carrying amounts and periods over which long-lived assets are depreciated to determine if events have occurred which would require modification to their carrying values or useful lives. In evaluating useful lives and carrying values of long-lived assets, management reviews certain indicators of potential impairment, such as undiscounted projected operating cash flows, vessel sales and purchases, business plans and overall market conditions.

The current economic and market conditions, including the significant disruptions in the global credit markets, are having broad effects on participants in a wide variety of industries. Since mid-August 2008, the charter rates in the dry bulk charter market have declined significantly, and dry bulk vessel values have also declined both as a result of a slowdown in the availability of global credit and the significant deterioration in charter rates, conditions that the Company considers indicators of impairment.

In developing estimates of future undiscounted cash flows, the Company makes assumptions and estimates about the vessels' future performance, with the significant assumptions being related to charter rates, fleet utilization, vessels' operating expenses, vessels' capital expenditures, vessels' residual value and the estimated remaining useful life of each vessel. The assumptions used to develop estimates of future undiscounted cash flows are based on historical trends as well as future expectations and taking into consideration growth rates for vessel expenses while these assumptions are always subject to changes based on the economic conditions applicable by the time we are performing the tests.

The Company determines undiscounted projected net operating cash flows for each vessel and compares it to the vessel's carrying value. Consistent with prior years and to the extent impairment indicators were present, the projected vessels' net operating cash flows are determined by considering the charter revenues from existing time charters for the fixed fleet days and an estimated daily time charter equivalent for the unfixed days (based on the most recent ten year historical average and utilizing available market data for time charter and spot market rates such as forward freight agreements or FFAs) over the remaining estimated life of the vessel assumed to be 28 years from the delivery of the vessel from the shipyard, net of brokerage commissions, expected outflows for vessels' maintenance and vessel operating expenses (including planned dry-docking and special survey expenditures), assuming an average annual inflation rate in operating expenses  of 3% to 4% and fleet utilization of 95% to 97%. The salvage value used in the impairment test is estimated to be $0.2 per light weight ton (LWT) in accordance with the Company's depreciation policy discussed above. When the Company's estimate of undiscounted future cash flows for any vessel is lower than the vessel's carrying value, the carrying value is written down, by recording a charge to operations, to the vessel's fair market value. In the years ended December 31, 2009, 2010 and 2011, the undiscounted projected net operating cash flows per vessel exceeded the carrying value of each vessel and thus, no impairment loss was recorded in 2009, 2010 and 2011.

EXCEL MARITIME CARRIERS LTD.
 Notes to Consolidated Financial Statements
 December 31, 2011
 (Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

2.	Significant Accounting policies-continued

n)
Assets Held For Sale:  In accordance with ASC 360, "Property, Plant, and Equipment", the Company classifies long-lived assets to be sold as held-for-sale in the period in which all of the following criteria are met: management having the appropriate authority commits to a plan to sell the asset; the asset is available for immediate sale in its present condition; an active program to locate a buyer and other actions required to sell the asset have been initiated; sale of the asset is probable and expected to occur within one year; the asset is being actively marketed for sale at a price that is reasonable in relation to its fair value; and actions required to complete the plan indicate that it is unlikely significant changes to the plan will be made or that the plan will be withdrawn. Assets held-for-sale are not depreciated and are measured at the lower of carrying amount or fair value less costs to sell.

o)
Intangible assets/liabilities related to time charter acquired: Where the Company identifies any assets or liabilities associated with the acquisition of a vessel, the Company records all such identified assets or liabilities at fair value. Fair value is determined by reference to market data. The Company values any asset or liability arising from the market value of the time charters assumed when a vessel is acquired. The amount to be recorded as an asset or liability at the date of vessel delivery is based on the difference between the current fair value of a charter with similar characteristics as the time charter assumed and the net present value of future contractual cash flows from the time charter contract assumed. When the present value of the time charter assumed is greater than the current fair value of such charter, the difference is recorded as an asset; otherwise, the difference is recorded as liability. Such assets (so long as recoverability tests support their carrying values) and liabilities, respectively, are amortized over the remaining term of the related charters as an increase in charter hire expense and revenue, respectively, and are classified as non-current in the accompanying consolidated balance sheets.

Following the guidance under ASC 360 discussed under (m) above, the Company tests the intangible assets for recoverability whenever events or changes in circumstances indicate that their carrying amount may not be recoverable.  In this respect, during the fourth quarter of 2011 and as a result of a combination of factors, including mainly the sustained decline in charter rates in 2011 and similar expectations for 2012, the current market turmoil and the illiquidity in the overall credit markets, the Company concluded that sufficient indicators existed requiring the performance of an impairment test of the intangible assets. Based on the same set of significant assumptions and estimates used in the Company's vessel impairment test described under (m) above, the estimates of the undiscounted cash flows of the intangible assets (with assumptions consistent also with those of the prior year) did not support the recoverability of the intangible assets' carrying values and accordingly the intangible assets' carrying values were adjusted to their fair values, which were determined to zero, by recognizing an impairment loss of $146.7 million. The fair values were determined through Level 2 inputs of the fair value hierarchy as defined in ASC 820 "Fair value measurements and disclosures" and were derived principally from independent broker's valuations and market observable data that management considered in determining the fair value. No impairment loss was recorded in the years ended December 31, 2009 and 2010 as the undiscounted projected net operating cash flows of the intangible assets exceeded their carrying values as of these dates.

p)	Accounting for Dry-Docking and Special Survey Costs: The Company follows the direct expense method under which the dry-docking and special survey costs are expensed as incurred.

q)
Financing Costs: Direct and incremental costs related to the issuance of debt such as legal, bankers or underwriters' fees are capitalized and reflected as deferred financing costs. Amounts paid to lenders or required to be paid to third parties on the lender's behalf are classified as a contra to debt. All such financing costs are amortized to interest and finance costs using the effective interest method over the life of the related debt or for debt instruments that are puttable by the holders prior to the debt's stated maturity, over a period no longer than through the first put option date. Unamortized fees relating to loans repaid or refinanced as debt extinguishment are expensed as interest and finance costs in the period the repayment or extinguishment is made.

EXCEL MARITIME CARRIERS LTD.
 Notes to Consolidated Financial Statements
 December 31, 2011
 (Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

2.	Significant Accounting policies-continued

r)
Convertible Senior Notes: The Company follows the provisions of ASC Topic 470-20, "Debt with Conversion and Other Options," which requires the issuer of certain convertible debt instruments that may be settled in cash on conversion to separately account for the liability (debt) and equity (conversion option) components of the instrument in a manner that reflects the issuer's non-convertible debt borrowing rate.

s)
Financial Instruments: The principal financial assets of the Company consist of cash and cash equivalents and restricted cash, accounts receivable, trade (net of allowance), and prepayments and advances. The principal financial liabilities of the Company consist of accounts payable, accrued liabilities, deferred revenue, long-term debt, and interest-rate swaps. The carrying amounts reflected in the accompanying consolidated balance sheets of financial assets and liabilities, with the exception of the 1.875% Unsecured Convertible Senior Notes due 2027 (Note 10), approximate their respective fair values.

t)
Fair Value Measurements: The Company follows the provisions of ASC 820, "Fair Value Measurements and Disclosures" which defines, and provides guidance as to the measurement of, fair value. ASC 820 creates a hierarchy of measurement and indicates that, when possible, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. The fair value hierarchy gives the highest priority (Level 1) to quoted prices in active markets and the lowest priority (Level 3) to unobservable data, for example, the reporting entity's own data. Under the standard, fair value measurements are separately disclosed by level within the fair value hierarchy. ASC 820 applies when assets or liabilities in the financial statements are to be measured at fair value, but does not require additional use of fair value beyond the requirements in other accounting principles.

u)
Fair value option:  In February, 2007, the FASB issued ASC 825, "Financial Instruments," which permits companies to report certain financial assets and financial liabilities at fair value.  ASC 825 was effective for the Company as of January 1, 2008 at which time the Company could elect to apply the standard prospectively and measure certain financial instruments at fair value. The Company has evaluated the guidance contained in ASC 825, and has elected not to report any existing financial assets or liabilities at fair value that are not already reported, therefore, the adoption of the statement had no impact on its financial position and results of operations.  The Company retains the ability to elect the fair value option for certain future assets and liabilities acquired under this new pronouncement.

v)
Derivatives:   Derivative financial instruments are used to manage risk related to fluctuations of interest rates, hire rates and currency exchange rates. At the inception of a hedge relationship, the Company formally designates and documents the hedge relationship to which the Company wishes to apply hedge accounting and the risk management objective and strategy undertaken for the hedge.

The documentation includes identification of the hedging instrument, hedged item or transaction, the nature of the risk being hedged and how the entity will assess the hedging instrument's effectiveness in offsetting exposure to changes in the hedged item's cash flows attributable to the hedged risk. A cash flow hedge is a hedge of the exposure to variability in cash flows that is attributable to a particular risk associated with a recognized asset or liability, or a highly probable forecasted transaction that could affect profit or loss. Such hedges are expected to be highly effective in achieving offsetting changes in cash flows and are assessed on an ongoing basis to determine whether they actually have been highly effective throughout the financial reporting periods for which they were designated. All derivatives are recorded on the balance sheet as assets or liabilities and measured at fair value. For derivatives designated as cash flow hedges, the effective portion of the changes in fair value of the derivatives are recorded in Accumulated Other Comprehensive Income (Loss) and subsequently recognized in earnings when the hedged items impact earnings.

EXCEL MARITIME CARRIERS LTD.
 Notes to Consolidated Financial Statements
 December 31, 2011
 (Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

2.
Significant Accounting policies-continued

The changes in fair value of derivatives not qualifying for hedge accounting are recognized in earnings. The Company discontinues cash flow hedge accounting if the hedging instrument expires and it no longer meets the criteria for hedge accounting or designation is revoked by the Company. At that time, any cumulative gain or loss on the hedging instrument recognized in equity is kept in equity until the forecasted transaction occurs. When the forecasted transaction occurs, any cumulative gain or loss on the hedging instrument is recognized in profit or loss. If a hedged transaction is no longer expected to occur, the net cumulative gain or loss recognized in equity is transferred to net profit or loss for the year as financial income or expense.

The Company follows the accounting pronouncement relating to the expanded disclosure requirements about derivative instruments and hedging activities codified as ASC 815, "Derivatives and Hedging". ASC 815 intents to provide users of financial statements with an enhanced understanding of: (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for, and (c) how derivative instruments and related hedged items affect an entity's financial position, financial performance, and cash flows.

ASC 815 requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about the fair value of and gains and losses on derivative instruments, and disclosures about credit-risk-related contingent features in derivative instruments. ASC 815 relates to disclosures only and its adoption did not have any effect on the financial condition, results of operations or liquidity of the Company.

w)
Accounting for Revenues and Related Expenses: The Company generates its revenues from charterers for the charterhire of its vessels. Vessels are chartered using either voyage charters, where a contract is made in the spot market for the use of a vessel for a specific voyage for a specified charter rate, or time charters, where a contract is entered into for the use of a vessel for a specific period of time and a specified daily charterhire rate and any profit share over the daily charterhire rate, where applicable. If a charter agreement exists and collection of the related revenue is reasonably assured, revenue is recognized, as it is earned ratably over the duration of the period of each voyage or time charter. Revenue on any profit share is recognized following the same criteria. Time charter revenues are recorded over the term of the charter as service is provided. Under a voyage charter the revenues are recognized proportionately over the duration of the voyage. A voyage is deemed to commence upon the completion of discharge of the vessel's previous cargo and the vessel's sail to the next fixed loading port and is deemed to end upon the completion of discharge of the current cargo. A voyage charter contract with a charterer consists of sailing to the load port (the positioning leg), loading the cargo, sailing to the discharge port and discharging the cargo. The charter contract therefore requires the relevant vessel to proceed to the port or place as ordered by the charterer and is not cancellable in the positioning leg, provided that the Company fulfils its contractual commitment. Performance under the contract begins upon sailing to the load port (the positioning leg). Non-cancelable voyage contracts are generally arranged prior to the completion of an existing contract. Assuming, therefore, that a non-cancelable voyage charter agreement is in place, voyage revenue recognition, under the discharge-to-discharge method, commences once the discharge of the previous charter's cargo is complete and the vessel sails for loading. The voyage is deemed complete at the point the vessel has left the discharge terminal.

Demurrage income represents payments by the charterer to the vessel owner when loading or discharging time exceeded the stipulated time in the voyage charter and is recognized as it is earned. Deferred revenue includes cash received prior to the balance sheet date and is related to revenue earned after such date. Voyage expenses, primarily consisting of port, canal and bunker expenses that are unique to a particular charter, are paid for by the charterer under the time charter arrangements or by the Company under voyage charter arrangements, except for commissions, which are always paid for by the Company, regardless of charter type.

All voyage and vessel operating expenses are expensed as incurred, except for commissions. Commissions paid to brokers are deferred and amortized over the related voyage charter period to the extent revenue has been deferred since commissions are earned as the Company's revenues are earned.

EXCEL MARITIME CARRIERS LTD.
 Notes to Consolidated Financial Statements
 December 31, 2011
 (Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

2.	Significant Accounting policies-continued

x)
Repairs and Maintenance: All repair and maintenance expenses including underwater inspection expenses are expensed in the year incurred and are included in Vessel operating expenses in the accompanying consolidated statements of operations.

y)
Pension and Retirement Benefit Obligations: Administrative employees are covered by state-sponsored pension funds. Both employees and the Company are required to contribute a portion of the employees' gross salary to the fund. Upon retirement, the state-sponsored pension funds are responsible for paying the employees retirement benefits and accordingly the Company has no such obligation. Employer's contributions for the years ended December 31, 2009, 2010 and 2011 amounted to $2.7 million, $3.0 million and $3.3 million, respectively.

z)
Staff Leaving Indemnities – Administrative Personnel: The Company's employees are entitled to termination payments in the event of dismissal or retirement with the amount of payment varying in relation to the employee's compensation, length of service and manner of termination (dismissed or retired). Employees who resign, or are dismissed with cause are not entitled to termination payments. The Company's liability on an actuarially determined basis, at December 31, 2010 and 2011 amounted to $0.9 million and $1.0 million respectively, while the amount recognized in Accumulated Other Comprehensive Income/Loss at December 31, 2009, 2010 and 2011, following the adoption of ASC 715, "Compensation-Retirement Benefits" amounted to a loss of $85 and $74 and a gain of $172, respectively.

aa)
Stock-Based Compensation: Following the provisions of ASC 718, "Compensation- Stock Compensation" the Company recognizes all share-based payments to employees, including grants of employee stock options, in the consolidated statements of operations based on their fair values on the grant date. Compensation cost on stock based awards with graded vesting is recognized on an accelerated basis as though each separately vesting portion of the award was, in substance, a separate award.

bb)
Taxation: The Company follows the provisions of  ASC 740-10, "Accounting for Uncertainty in Income Taxes" which clarifies the accounting for uncertainty in income taxes by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. ASC 740-10 also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.

cc)
Earnings (losses) per Common Share: Basic earnings (losses) per common share are computed by dividing net income (loss) available to common stockholders by the weighted average number of common shares outstanding during the year. Diluted earnings (losses) per common share, reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised.

dd)
Segment Reporting: The Company reports financial information and evaluates its operations by charter revenues and not by the length of ship employment for its customers, i.e. spot or time charters. The Company does not use discrete financial information to evaluate the operating results for each such type of charter. Although revenue can be identified for these types of charters, management cannot and does not identify expenses, profitability or other financial information for these charters. As a result, management, including the chief operating decision maker, reviews operating results solely by revenue per day and operating results of the fleet and thus the Company has determined that it operates under one reportable segment. Furthermore, when the Company charters a vessel to a charterer, the charterer is free to trade the vessel worldwide and, as a result, the disclosure of geographic information is impracticable.

ee)
Reclassification: A reclassification of $229 has been performed in the year ended December 31, 2010 from Losses on derivative financial instruments to Interest and Finance cost to conform to the presentation of realized losses of the swaps designated as hedging instruments under Interest and Finance cost in the year ended December 31, 2011.

EXCEL MARITIME CARRIERS LTD.
 Notes to Consolidated Financial Statements
 December 31, 2011
 (Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

2.	Significant Accounting policies-continued

Recent Accounting Standards Updates:

ASU 2011-04:  In May 2011, the FASB issued ASU 2011-04, Fair Value Measurements, Amendments to achieve common fair value measurements and disclosure requirements in U.S. GAAP and IFRS (Topic 820). The ASU is the result of joint efforts by the FASB and IASB to develop a single, converged fair value framework on how to measure fair value and on what disclosures to provide about fair value measurements. While the ASU is largely consistent with existing fair value measurement principles in U.S. GAAP, it expands ASC 820's existing disclosure requirements for fair value measurements and makes other amendments. Many of these amendments are being made to eliminate unnecessary wording differences between U.S. GAAP and IFRSs. However, some could change how the fair value measurement guidance in ASC 820 is applied. The amendments in this update are effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2011. Earlier application is not permitted. The provisions of ASU 2011-04 are not expected to have a material impact on the Company's consolidated financial statements.

ASU 2011-11: In December 2011, the FASB issued ASU 2011-11, Balance Sheet (Topic 210): Disclosures about offsetting Assets and Liabilities. The objective of this update is to provide enhanced disclosures that will enable financial statements' users to evaluate the effect or potential effect of netting arrangements on an entity's financial position. This includes the effect or potential effect of rights of setoff associated with an entity's recognized assets and recognized liabilities within the scope of this ASU. The amendments require enhanced disclosures by requiring improved information about financial instruments and derivative instruments that are either (1) offset in accordance with either Section 210-20-45 or Section 815-10-45 or (2) subject to an enforceable master netting arrangement or similar agreement, irrespective of whether they are offset in accordance with either Section 210-20-45 or Section 815-10-45.  The amendments in this update are effective for annual reporting periods beginning on or after January 1, 2013, and interim periods within those annual periods. An entity should provide the disclosures required by those amendments retrospectively for all comparative periods presented. The provisions of ASU 2011-11 are not expected to have a material impact on the Company's consolidated financial statements.

ASU 2011-12: In December 2011, the FASB issued ASU 2011-12, Comprehensive Income (Topic 220): Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standard Update No 2011-05. The amendments in this Update supersede certain pending paragraphs in Accounting Standards Update No. 2011-05, Comprehensive Income (Topic 220): Presentation of Comprehensive Income, to effectively defer only those changes in Update 2011-05 that relate to the presentation of reclassification adjustments out of accumulated other comprehensive income. The amendments will be temporary to allow the Board time to redeliberate whether to present on the face of the financial statements the effects of reclassifications out of accumulated other comprehensive income on the components of net income and other comprehensive income for all periods presented. While the Board is considering the operational concerns about the presentation requirements for reclassification adjustments and the needs of financial statement users for additional information about reclassification adjustments, entities should continue to report reclassifications out of accumulated other comprehensive income consistent with the presentation requirements in effect before Update 2011-05. All other requirements in Update 2011-05 are not affected by this Update, including the requirement to report comprehensive income either in a single continuous financial statement or in two separate but consecutive financial statements. Public entities should apply these requirements for fiscal years, and interim periods within those years, beginning after December 15, 2011. The provisions of ASU 2011-12 are not expected to have a material impact on the Company's consolidated financial statements.

3.	Liquidity and Capital resources:

The Company's primary liquidity needs are to fund financing expenses, debt repayment, vessel operating expenses and general and administrative expenses. As of December 31, 2011, working capital, which is current assets minus current liabilities, including the current portion of long-term debt, amounted to a deficit of $84.7 million.

EXCEL MARITIME CARRIERS LTD.
 Notes to Consolidated Financial Statements
 December 31, 2011
 (Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

3.	Liquidity and Capital resources-continued

Cash expected to be generated from operations assuming that current market charter hire rates will continue in 2012, may not be sufficient to cover the Company's ongoing working capital requirements, or for the Company to be in compliance with certain covenants contained in its loan agreements.

Consequently, the Company, taking all measures to manage its working capital requirements and ensure compliance with loan covenants, reached an agreement (Note 19(b)) with all the lenders under the Nordea credit facility amending, for a period commencing on March 30, 2012 and ending on December 31, 2013, of the amortization schedule, the collateral value clause and certain of the financial covenants of the facility (the effectiveness of which will be as of January 1, 2012) in order to improve its debt maturity profile and respond to the weak charter conditions currently prevailing in the market and the associated volatility in the vessels' market values. The effective date of the amended loan agreement is March 30, 2012.

As a condition to the amendment, and as more fully described in Notes 19(b) and 19(e), the Company undertook to raise at least $30.0 million through an equity offering, of which $20 million shall be raised by September 30, 2012 and the remaining $10 million by December 31, 2012. The loan amendment is conditioned, among other things, upon the Company raising $20.0 million out of the $30.0 million in equity capital, or alternatively securing from external sources the $20.0 million into a special purpose blocked account, on or prior to the effective date of the loan amendment. In order for the Company to meet the above conditions within the timeframe set by its lenders, it has reached an agreement with certain entities affiliated with the family of the Chairman of the Board of Directors for the placement of the amount of $20 million discussed above. The remaining Company's loan facilities with Credit Suisse, DVB and ABN are also agreed to be similarly amended and will require the Company to comply with a number of covenants, including financial covenants related to leverage, consolidated net worth, liquidity and interest coverage, dividends and collateral maintenance requirements, most of which will be in principle and calculation substantially similar to the covenants described under the amended Nordea facility.

Following the loan amendments above, management expects that the Company's primary sources of funds will be the existing cash and cash equivalents, cash from operations, cash resources being conserved by deferring $100.0 million to April 1, 2016 and the proceeds from the equity financing the Company undertook to complete in connection with the Nordea facility amendment.  The Company believes that the above plans will be sufficient to cover its working capital needs for a reasonable period of time.

4.	Transactions with Related Parties:

Commercial Services

The Company has a brokering agreement with an entity affiliated with the Company's Chairman of the Board of Directors according to which the Company is being provided with brokerage services for the employment and chartering of the Company's vessels, for a commission fee equal to 1.25% of the revenue of each contract. Commissions charged under the agreement for the years ended December 31, 2009, 2010 and 2011 amounted to $2,260, $3,026 and $3,498, respectively and are included in Commissions to related parties in the accompanying consolidated statements of operations. Amounts due to such related party as at December 31, 2010 and 2011 were $110 and $365, respectively, and are included in due to related parties in the accompanying consolidated balance sheets.

In addition, the charter parties of the vessels Lowlands Beilun, Sandra, Christine and Mairaki (which expire in the years through February 2016) provide for a commission fee equal to 1% of the revenue earned to be paid in favor of an entity affiliated with one of the Company's directors. Commissions charged under the agreement for the years ended December 31, 2009, 2010 and 2011 amounted to $0, $162 and $394, respectively and are included in Commissions to related parties in the accompanying consolidated statements of operations. Amounts due to such related party as at December 31, 2010 and 2011 were $162 and $121, respectively, and are included in due to related parties in the accompanying consolidated balance sheets.

EXCEL MARITIME CARRIERS LTD.
 Notes to Consolidated Financial Statements
 December 31, 2011
 (Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

4.	Transactions with Related Parties-continued

Time charter agreement

On June 3, 2011, the vessel Emerald was fixed under a time charter for about 75 days at a daily gross rate of $13.8 with Torm AS. The Company's chairman of the Board of Directors holds a board member position in Torm AS.  The revenue recognized under the charter party amounted to $1.0 million and is included in voyage revenues in the accompanying consolidated statements of operations for the year ended December 31, 2011.

Vessels under management

During the years ended December 31, 2009, 2010 and 2011, Maryville (Note 1) provided shipping services to certain related ship-owning companies, which were affiliated with the Chairman of the Company's Board of Directors. The revenues earned for the years ended December 31, 2009, 2010 and 2011 amounted to $488, $376 and $17, respectively and are separately reflected in the accompanying consolidated statements of operations. Amounts due to such related companies as of December 31, 2010 and 2011 were $555 and $0, respectively and are included in due to related parties in the accompanying consolidated balance sheets. In October 2010 and January 2011, the above entities sold their vessels (Note 1) and Maryville ceased to provide technical services to the companies.

Agreement in relation to the equity raise (Back Stop Agreement)

In connection with the loan amendment and the equity offering discussed in Notes 3 above, the Company reached an agreement with certain entities affiliated with the family of the Chairman of the Board of Directors as discussed in Note 19(e) below.

5.	Inventories:

The amounts shown in the accompanying consolidated balance sheets are analyzed as follows:

	2010	2011
Bunkers	$4,236	$4,655
Lubricants	3,951	4,196
	$8,187	$8,851

6.	Vessels and office furniture and equipment, net:

The amounts shown in the accompanying consolidated balance sheets are analyzed as follows:

	2010	2011
Vessels cost	$3,036,013	$3,107,329
Accumulated depreciation	(413,382)	(528,044)
Vessels, net	$2,622,631	$2,579,285

Office furniture and equipment cost	$2,865	$3,182
Accumulated depreciation	(1,718)	(2,241)
Office furniture and equipment, net	$1,147	$941

All of the Company's vessels have been provided as collateral to secure the bank loans discussed in Note 8 below.

EXCEL MARITIME CARRIERS LTD.
 Notes to Consolidated Financial Statements
 December 31, 2011
 (Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

6.	Vessels and office furniture and equipment, net-continued

Management's impairment analysis as of December 31, 2010 and 2011 indicated that the undiscounted projected net operating cash flows per vessel exceeded the carrying value of each vessel and thus no impairment loss was recorded in the years ended December 31, 2010 and 2011.

On December 11, 2010, the vessel Renuar was hijacked in waters east of Somalia. On April 23, 2011, the vessel was released. The outcome of this incident did not have a material adverse effect on the financial condition or operating results of the Company.

On January 7, 2011, the Company entered into a Memorandum of Agreement (MOA) to sell the vessel Marybelle for net proceeds of approximately $9.9 million and realized a gain of $1.3 million which is included in gain on sale of vessels in the accompanying consolidated statement of operations for the year ended December 31, 2011. The vessel delivery took place on February 10, 2011. Following the sale, an amount of approximately $7.8 million was repaid under the Company's Nordea credit facility.

On January 10, 2011, the Company took delivery of vessel Mairaki and paid an amount of $17.6 million to the shipyard representing her delivery installment, and other minor delivery costs of $0.2 million. Of this amount, $16.1 million was funded from the drawdown discussed in Note 8 below and the remaining amount was financed from the Company's own funds.

On May 31, 2011, the Company entered into a MOA to sell the vessel Lady for net proceeds of approximately $7.2 million. The resulting gain on the sale of the vessel amounted to approximately $5.1 million and is included in gain on sale of vessels in the accompanying consolidated statement of operations for the year ended December 31, 2011. The vessel delivery took place on August 9, 2011. Following the sale, an amount of approximately $6.0 million was repaid under the Company's Nordea credit facility.

7.	Advances for vessels under construction:

As of December 31, 2010  advances for vessels under construction reflect the advances paid to the shipyard for new-building vessels, as well as, the Company's portion of the excess of the fair value of these contracts over their contracted prices and capitalized interest. The amount shown in the accompanying consolidated balance sheets is analyzed as follows:

December 31, 2010
Advances to the shipyard and initial expenses	$62,480
Company's portion on the excess of the fair value of new building contracts over their contractual prices following the purchase method of accounting	10,700
Capitalized interest	2,265
Other	1,140
$76,585

The vessel was delivered on January 10, 2011 as discussed under Note 6 above.

EXCEL MARITIME CARRIERS LTD.
 Notes to Consolidated Financial Statements
 December 31, 2011
 (Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

8.	Long-Term Debt:

The following table summarizes the Company's long-term debt:

Description	December 31, 2010	December 31, 2011
Long-term loans, net of unamortized deferred financing fees of $11.2 million and $9.1 million, respectively	$1,037,716	$933,472
1.875% Convertible Senior Notes due 2027, net of unamortized deferred financing fees of $1.9 million and $1.4 million, respectively	116,325	124,123
	1,154,041	1,057,595
Less: Current portion of long-term debt, net of unamortized deferred financing fees of $2.8 million and $2.7 million, respectively	(107,369)	(104,879)
Long-term debt, net of current portion	$1,046,672	$952,716

Nordea Credit Facility

In April 2008 the Company entered into a credit facility of $1.4 billion in order to finance the cash consideration paid to Quintana's shareholders, to repay Quintana's loans and the outstanding balance ($175.9 million) of certain Company's loans and for working capital purposes. The loan consists of a term loan ($1.0 billion) and a revolving credit facility ($400.0 million) and it was drawndown in full on April 15, 2008. The term loan amortizes in quarterly variable installments through April 2016, while the revolving credit facility shall be repaid in one installment on the term loan maturity date.

Financial covenants

The loan entered in April 2008 contains certain financial covenants that require the Company to maintain an adjusted market value leverage ratio of not greater than 0.7:1.0, maintain a ratio of EBITDA to gross interest expense of not less than 3.0 to 1.0, maintain a book net worth of greater than $750.0 million, maintain a minimum of cash and cash equivalents of no less than 7.5% of the outstanding total debt and on the third anniversary and thereafter, no less than 10% of the outstanding total debt, and to ensure that the aggregate fair market value of the collateral vessels at all times is not less than 135% of the sum of (i) the then aggregate outstanding principal amount of the credit facility and (ii) the unused commitment under the revolving loan, provided that the Company has 45 days to cure any default under this particular covenant so long as the default was not the result of a voluntary vessel disposition.  In addition, from and after the Company's fiscal quarter falling on or after the third anniversary of the closing date of the credit facility (April 15, 2008), maintain at the end of each fiscal quarter a ratio of total net debt to EBITDA, for the four fiscal quarters ended as of the end of such quarter, of not greater than 6.0:1.0.

First amendment

On March 31, 2009, the Company concluded an amended agreement with Nordea and modified certain of the initial agreement terms in order to comply with the financial covenants related to the collateral vessels' market values following the significant decline prevailed in the market and any potential future non-compliance with the minimum liquidity covenant. The amended terms, which were effective from December 4, 2008 until January 1, 2011, contained financial covenants requiring the Company to maintain a leverage ratio based on book values of not greater than 0.7:1.0, maintain a ratio of EBITDA to gross interest expense of not less than 1.75:1.0, maintain a book net worth of greater than $750.0 million, maintain a minimum of cash and cash equivalents of 25.0 million, and to ensure that the aggregate fair market value of the collateral vessels at all times is not less than 65% of the sum of (i) the then aggregate outstanding principal amount of the credit facility and (ii) the unused commitment under the revolving loan.

EXCEL MARITIME CARRIERS LTD.
 Notes to Consolidated Financial Statements
 December 31, 2011
 (Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

8.	Long-Term Debt-continued

In addition, in accordance with the amended terms, the loan margin increased to 2.5% and the loan repayment schedule was modified to defer an amount of $150.5 million in the balloon payment which would be decreased by any excess cash flows and equity injections.

In this respect, two companies owned and controlled by entities affiliated with the family of the Company's Chairman of the Board of Directors injected a total of $50.0 million of new equity in 2009 and 2010 which were used to prepay a portion of the balloon payment of the credit facility.

During the waiver period discussed above,  the Company had the option to declare the deferral of an additional one or more instalments ("Deferred Option Principal") up to an aggregate amount equal to the paid-in equity discussed above, subject to (i) an increase in the margin of  0.05% as long as any deferrals were outstanding, (ii) 100% of new equity and excess cash proceeds, accumulated after the date of declaring the deferral option, being used towards payment of deferral option amounts as long as deferral options were outstanding, and (iii) deferral options were only permitted if all covenants were met. The loan terms also provided that any excess cash flow as defined in the amended agreement, would be firstly applied against any Deferred Option Principal, the 70% of the remaining excess cash flow against the term loan repayments and the remainder 30% to build and maintain in a pledged account a capex reserve of up to $50.0 million, which would be funded also through new equity, to specifically finance the newbuildings discussed under Note 7 above.

Any amounts left in this reserve after dealing with the newbuildings would be applied against the deferred payments, to increase cash and cash equivalents in order to comply with the minimum liquidity requirements set forth in the loan agreement after January 1, 2011 and to reduce the loan repayment amount inverse order of maturity.

A first priority mortgage over the vessel Sandra, as well as a first assignment of vessel insurances and earnings was provided as additional security for the amended facility. In addition, no dividends would be declared and paid until the loan outstanding balance was brought to the same levels as per the original schedule, the Company was in compliance with all covenants of the original loan agreement and no event of default existed or would result upon giving effect to such dividend, while no repurchase of convertible notes would be effected unless through the concept of exchange offerings (i.e. without any cash outflow for the Company) as well as the Company would not, and would not permit any of its subsidiaries to, make any cash share buybacks.

On June 30, 2010, the Company notified its major lenders of its intention to make a payment of $28.0 million, in addition to the regular instalment of $18.0 million due on July 1, 2010. The payment was made in accordance with the excess cash flow provision as defined in the amended agreement and as such, it was applied against the term loan instalment due on April 1, 2016.

On July 1, 2010, following the total payment of $46.0 million, the Company repaid the total principal amount of $455.0 million that the Company would have paid in accordance with the original credit facility dated April 14, 2008 and on the payment date the Company was in compliance with the relevant financial covenants applicable after the end of the waiver period.

As a result, the excess cash flow provision was terminated and the loan applicable margin for the interest period starting July 1st decreased from 2.5% to 1.25% and remained at this level until the expiration of the waiver period, as the Company continued to be in compliance with the relevant financial covenants as applicable after the end of the waiver period.

For the period from the end of the waiver period (January 1, 2011) and throughout the term of the facility, the applicable covenants would be those provided in the original loan agreement, as discussed above, with the exception of the minimum cash and cash equivalents requirement which would be not less than $1,000 per collateral vessel.

EXCEL MARITIME CARRIERS LTD.
 Notes to Consolidated Financial Statements
 December 31, 2011
 (Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

8.	Long-Term Debt-continued

Second amendment

On June 1, 2010, the Company concluded an amended agreement in relation to the facility and modified certain of its terms relating to long-term fleet employment requirement for the collateral vessels. According to the amended terms, on and after December 31, 2010 and up to December 31, 2013, the Company is required to employ under time charters no fewer than 50% of the collateral vessel's total available calendar days for the period of the next 12 months from each semi-annual measurement date.

Third amendment

On December 23, 2010, the Company concluded an amended agreement in relation to the facility which provides that the aggregate fair market value of the collateral vessels at all times is not less than 135% of the then aggregate outstanding principal amount of the credit facility provided that the Company has 45 days to cure any default under this particular covenant so long as the default was not the result of a voluntary vessel disposition.

On May 3, 2011, the Company, in anticipation of a probable non compliance with the hull cover ratio clause of the original loan agreement upon expiration of the waiver period (providing for an aggregate fair market value of the borrowers' vessels not less than 135% of the outstanding loan), prepaid $11.0 million.

Fourth amendment

Further to the above, in July 2011, the Company modified certain financial covenants through December 31, 2012 in order to address the weak charter market conditions and the unusual high volatility in the sales and purchase market, both having a significant impact on the compliance of its financial covenants.

The financial covenants which were amended and are effective from June 30, 2011 to and including December 31, 2012 require the Company to maintain an adjusted market value leverage ratio of not greater than 0.9:1.0, maintain a ratio of EBITDA to gross interest of not less than 3.0:1.0 through and including March 31, 2012 and not less than 1.75:1.0 thereafter through December 31, 2012,  maintain a ratio of total net debt to EBITDA of not greater than 6.0:1.0 through and including March 31, 2012, while the covenant is waived thereafter up to December 31, 2012, maintain minimum liquidity of $1.0 million per collateral vessel plus an additional $10.0 million through and including December 31, 2012 and maintain, during the waiver period from June 30, 2011 to December 31, 2012, an aggregate fair market value of the collateral vessels at all times not less than 105% through and including March 31, 2012 and not less than 115% thereafter to December 31, 2012 of the then aggregate outstanding principal amount of the facility. During the waiver period no dividends may be declared and paid and no investment and vessel acquisition or construction are permitted, unless the Company is in compliance with the original covenants. During the waiver period the loan margin increases to 2.50%, unless the Company is in compliance with the original covenants where the margin reverts back to 1.25%.

Following the fourth amendment discussed above, the amount of $11.0 million was drawndown again on September 29, 2011.

Credit Suisse Credit Facility

In November 2007, the Company concluded a term loan of $75.6 million in order to partly finance the acquisition cost of the vessels July M and Mairouli. The loan amortizes in quarterly equal installments through December 2022 plus a balloon payment of $12.6 million together with the last installment.

EXCEL MARITIME CARRIERS LTD.
 Notes to Consolidated Financial Statements
 December 31, 2011
 (Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

8.	Long-Term Debt-continued

Financial covenants

The loan contains certain financial covenants that require the Company to maintain an adjusted market value leverage ratio of not greater than 0.7:1.0, maintain a ratio of EBITDA to net interest expense greater than 2.0:1.0, maintain a net worth (adjusted by the market value of total assets) of at least $150.0 million, maintain a minimum of cash and marketable securities of an amount not less than $10.0 million; and to ensure that the aggregate of the fair market value of the borrowers' vessels and the value of any additional security at all times is not less than 125% of the outstanding loan.

First supplemental agreement

On March 31, 2009, the Company concluded a first supplemental agreement with Credit Suisse and modified certain of the initial agreement terms in order to comply with the financial covenants that related to the vessels' market values following the significant decline in the vessel's fair market values. The amended terms which were effective from December 4, 2008 until January 1, 2011 contained financial covenants requiring the Company to maintain minimum liquidity of $25.0 million, maintain a leverage ratio based on book values of not greater than 0.7:1.0, maintain a book net worth of not less than $750.0 million, maintain a ratio of EBITDA to net interest of not less than 1.75: 1.0 and maintain an aggregate fair market value of the borrowers' vessels at all times not less than 65% of the sum of the loan. The loan margin increased to 2.25%. For the period from the end of the waiver period (January 1, 2011) and up to the maturity of the loan, the applicable covenants will be those provided in the original loan agreement, as discussed above, with the exception of the minimum cash and cash equivalents requirement which shall be not less than $1,000 per fleet vessel.

Second supplemental agreement

On February 28, 2011, the Company, in anticipation of a probable non compliance with the hull cover ratio clause of the original loan agreement upon expiration of the waiver period (providing for an aggregate fair market value of the borrowers' vessels not less than 125% of the outstanding loan), following respective arrangements with its lenders, agreed to place an amount of $11.8 million as additional security in accordance with the relative clause of the loan agreement. The amount was reflected in the accompanying 2010 consolidated balance sheet under restricted cash current and restricted cash non-current as a proportion of the current and long-term portion of the related loan that secured.

Third supplemental agreement

Further to the above, in July 2011, the Company modified certain financial covenants through December 31, 2012 in order to address the weak charter market conditions and the unusual high volatility in the sales and purchase market, both having a significant impact on the compliance of its financial covenants. The amended financial covenants require the Company to maintain for the period from June 30, 2011 to and including December 31, 2012 a market value adjusted leverage ratio of not greater than 0.9:1.0, maintain a ratio of EBITDA to gross interest of not less than 3.0:1.0 through and including March 31, 2012, not less than 1.75:1.00 as of December 31, 2012 and not less than 3.0:1.0 thereafter, maintain minimum liquidity of $1.0 million per Nordea collateral vessel plus an additional $10.0 million through and including December 31, 2012, and thereafter reverting to $1.0 million per Nordea collateral vessel or $10.0 million in case Nordea facility is fully repaid and maintain an aggregate fair market value of the collateral vessels at all times not less than 105% through and including March 31, 2012, not less than 115% through December 31, 2012 and not less than 125% thereafter, of the then outstanding principal amount of the facility.

In addition, minimum net worth is changed to $750.0 million in terms of book values permanently. The loan margin increased to 2.50% effective from June 30, 2011 through December 31, 2012 or upon compliance with the original financial covenants, when the margin decreases to its original level of 0.675% and the existing collateral deposit of $11.8 million will be pledged to the lender until December 31, 2012.

EXCEL MARITIME CARRIERS LTD.
 Notes to Consolidated Financial Statements
 December 31, 2011
 (Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

8.	Long-Term Debt-continued

After December 31, 2012 it may be released to the Company upon request to the Lender in writing, to the extent that the applicable value to loan ratio is complied with after such release and provided that there is no event of default which is continuing (Note 19(c)). Until December 31, 2012 no dividends may be declared and paid and no investment is permitted unless the Company is in compliance with the original covenants. As of December 31, 2011 and following the above amendment, the amount of $11.8 million was reflected under restricted cash non-current in the accompanying 2011 consolidated balance sheet.

In February 2012, the lender accepted a request made by the Company in relation to the leverage definition of the financial covenants in order to align it with the definition used in the Company's remaining loans. The amendment was effective as of December 31, 2011.

DVB Credit Facility

On April 26, 2010, Christine Shipco LLC entered into a loan agreement for the post-delivery financing of the Christine in the amount of the lesser of $42.0 million or 65% of the fair value of the Christine upon delivery. The loan was drawn in full on the vessel delivery date (April 30, 2010). The loan bears interest at LIBOR plus a margin of 3% and is repayable in 26 quarterly instalments and a balloon payment of approximately $20.8 million through December 2016. A first priority mortgage over the Christine as well as a first assignment of vessel insurances and earnings have been provided as security. The Company has also guaranteed the performance of Christine Shipco LLC for up to 71.4%, while a letter of undertaking for the remaining 28.6% has been provided by Robertson Maritime Investors LLC.

Financial covenants

The loan contains certain financial covenants that require the Company to maintain a leverage ratio of not greater than 0.7:1.0  based on book values up to January 1, 2011 and as adjusted based on fleet market value thereafter, maintain a ratio of EBITDA to gross interest expense greater than 1.75:1.0 up to January 1, 2011 and greater than 3.0:1.0 thereafter, maintain a net worth (based on book values) of at least $750.0 million, maintain a minimum liquidity of $25.0 million up to January 1, 2011 and $1.0 million per fleet vessel thereafter, and to ensure that the aggregate of the fair market value of the borrower's vessel and the value of any additional security at all times is not less than 115% for the first three years and 120% thereafter. In addition, Christine Shipco must maintain minimum liquidity with the bank which stands at $0.5 million at all times.

First supplemental agreement

In July 2011 and in line with the Nordea and Credit Suisse amendments, the Company entered into a supplemental agreement with DVB and amended certain of its financial covenants. The  financial covenants which were amended and are effective from June 30, 2011 to and including December 31, 2012 require the Company to maintain a market value adjusted leverage ratio of not greater than 0.9:1.0, maintain a ratio of EBITDA to gross interest of not less than 3.0:1.0 through and including March 31, 2012 and not less than 1.75:1.00 as of December 31, 2012, maintain minimum liquidity of $1.0 million per Nordea collateral vessel plus an additional $10.0 million through and including December 31, 2012. During the waiver period no dividends may be declared and paid and no investment is permitted, unless the Company is in compliance with the original covenants.

ABN Credit Facility

On February 11, 2010, Hope Shipco LLC entered into a loan agreement for the financing of the vessel Mairaki in the amount of maximum $42.0 million but in any event not more than 75% of the fair value of the vessel upon delivery. The loan which was drawn down in various instalments following the vessel construction progress through January 2011, bears interest at LIBOR plus a margin of 2.75% and is repayable in twenty quarterly instalments and a balloon payment through January 2016.

EXCEL MARITIME CARRIERS LTD.
 Notes to Consolidated Financial Statements
 December 31, 2011
 (Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

8.	Long-Term Debt-continued

The first, second and third drawdown, amounting to $13.9 million, $6.0 million and $6.0 million, respectively, took place on March 9, 2010, August 20, 2010 and October 1, 2010 to partially finance the second, third and fourth payment instalments to the shipyard upon the steel cutting, keel laying and launching, as provided in the relevant shipbuilding contract. On January 6, 2011, $16.1 million were drawndown under the facility to partly finance the delivery payment of vessel Mairaki to the shipyard. The loan amortizes in 20 quarterly equal instalments through January 2016 including a balloon payment of $26.5 million together with the last installment.

A first priority assignment of the refund guarantee and the shipbuilding contract in addition to other customary securities have been provided for the vessel pre-delivery period and a first priority mortgage, as well as a first assignment of vessel insurances and earnings have been provided as security for the vessel post delivery period. A second priority mortgage and a second priority assignment of the vessel insurances and earnings have been provided as security for an existing swap agreement. Additionally no dividends may be paid without the prior written consent of the lender.

Financial covenants

The loan contains certain financial covenants that require the Company to maintain a leverage ratio based on book values of not greater than 0.7:1.0, maintain a ratio of EBITDA to net interest expense greater than 1.75:1.0, maintain a net worth (based on book values) of at least $750.0 million, maintain a minimum liquidity of $25.0 million up to January 1, 2011 and $1.0 million per fleet vessel thereafter, and to ensure that the aggregate of the fair market value of the borrower's vessel and the value of any additional security at all times is not less than 115%.

First supplemental agreement

In November 2011, the Company entered into a supplemental agreement with ABN in order to align its financial covenants with the Nordea Credit facility. The  financial covenants which were amended and are effective from June 30, 2011 to and including December 31, 2012 require the Company to maintain a market value adjusted leverage ratio of not greater than 0.9:1.0, maintain a ratio of EBITDA to gross interest of not less than 3.0:1.0 through and including March 31, 2012 and not less than 1.75:1.00 thereafter and up to December 31, 2012, maintain a ratio of total net debt to EBITDA of not greater than 6.0:1.0 for the period from June 30, 2011 through March 31, 2012 and  from January 1, 2013 and thereafter (with such covenant being waived during the period from April 1, 2012 through December 31, 2012) (Note 19(c)), maintain minimum liquidity of $1.0 million per Nordea collateral vessel plus an additional $10.0 million through and including December 31, 2012. During the waiver period no dividends may be declared and paid and no investment is permitted, unless the Company is in compliance with the original covenants.

In relation to the loan amendments concluded in July 2011, the Company incurred $0.9 million of financing fees which were deferred and amortized over the term of the related loan agreements using the effective interest method.

1.875% Unsecured Convertible Senior Notes due 2027

In October 2007, the Company completed its offering of $125,000 aggregate principal amount of Convertible un-secured Senior Notes due 2027 (the "Notes") subsequent to which, the initial purchaser exercised in full its option to acquire an additional of $25,000 of the Notes solely to cover over-allotments. The Notes bear interest semi-annually at a rate of 1.875% per annum, and were initially convertible at a base conversion rate of approximately 10.9529 Excel Class A common shares per $1 principal amount of Notes.

EXCEL MARITIME CARRIERS LTD.
 Notes to Consolidated Financial Statements
 December 31, 2011
 (Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

8.	Long-Term Debt-continued

This conversion rate has since been adjusted to 11.2702 Excel Class A common shares per $1 principal amount of Notes as a consequence of the payment of dividends by the Company in 2008 at levels exceeding a threshold set forth in the indenture governing the Notes. The initial conversion price was set at $91.30 per share and an incremental share factor of 5.4765 Excel Class A common shares per $1 principal amount of Notes. The conversion price has since been adjusted to $88.73 per share, based on which the maximum amount of shares to be issued upon conversion is 1,690,522 Class A common shares and the incremental share factor has since been adjusted to 5.6351 Excel Class A common shares per $1 principal amount of Notes.

On conversion, any amount due up to the principal portion of the Notes will be paid in cash, with the remainder, if any, settled in shares of Excel Class A common shares. In addition, the Notes holders are only entitled to the conversion premium if the share price exceeds the market price trigger of $88.73 and thus, until the stock price exceeds the conversion price of $88.73, the instrument will not be settled in shares and only the portion in excess of the principal amount will be settled in shares. The Notes are due October 15, 2027.

The Notes also contain an embedded put option that allows the holder to require the Company to purchase the Notes at the option of the holder for the principal amount outstanding plus any accrued and unpaid interest (i.e. no value for any conversion premium, if applicable) on specified dates (i.e. October 15, 2014, October 15, 2017 and October 15, 2022), and a separate call option that allows for the Company to redeem the Notes at any time on or after October 22, 2014 for the principal amount outstanding plus any accrued and unpaid interest (i.e. no value for any conversion premium, if applicable). Any repurchase or redemption of the Notes will be for cash.

As discussed in Note 2(r), the Company follows the provisions of ASC Topic 470-20 which requires that the liability and equity components of convertible debt instruments that may be settled in cash upon conversion (including partial cash settlement) be separately accounted for in a manner that reflects an issuer's nonconvertible debt borrowing rate. As a result, the liability component is recorded at a discount reflecting its below market coupon interest rate, and is subsequently accreted to its par value over its expected life, with the rate of interest that reflects the market rate at issuance being reflected in the results of operations.

The Company adopted ASC 470-20 on January 1, 2009 as its convertible senior notes are within the scope of the standard and applied a nonconvertible borrowing rate of 8.64% based on comparable borrowing arrangements of peers, which resulted in the recognition of a discount on the convertible senior notes totaling $51,456, with the offsetting amount recognized as a component of additional paid-in capital. The recognized discount is amortized through October 2014. As of December 31, 2010 and 2011, the liability component of the convertible notes amounted to $118.2 million and $125.6 million, respectively, while the interest expense for each of the years ended December 31, 2009, 2010 and 2011 amounted to $2.8 million.

Following the amendatory agreements described above and in note 19(b), the Company was in compliance with all of the applicable financial covenants at December 31, 2011. The Company, taking all measures to manage its working capital requirement, believes that it will continue to be in compliance with its loan covenants at the next loan covenant measurement dates for a reasonable time and throughout the waiver period.

There can be no assurance however as to whether the vessel values and charter rates will further deteriorate and to what extent, and accordingly if these will be sufficient for the Company to be in compliance with certain of its loan covenants in the future. Management is in continuous contact with the lending banks and believes that the Company will be in a position to cure any unlikely event of non-compliance in a timely manner. In addition, management expects that the lenders would not declare an event of default, therefore not demand immediate repayment of the loans, provided that the Company pays loan principal instalments and accumulated or accrued interest as they fall due under its existing debt agreements.

EXCEL MARITIME CARRIERS LTD.
 Notes to Consolidated Financial Statements
 December 31, 2011
 (Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

8.	Long-Term Debt-continued

Cash being generated from operations is expected to be sufficient for this purpose for a reasonable period of time. Accordingly, in accordance with the provisions of ASC 470-10-45 "Classification of Debt that Includes Covenants" all amounts not due within the next twelve months under the amended loan terms, have been classified as long-term liabilities in the accompanying 2011 consolidated balance sheet.

All of the Company's outstanding loan agreements contain cross default provisions.

As of December 31, 2011 and without taking into consideration the Company's right to defer instalments of up to $100 million, subject to certain preconditions, as discussed in note 19(b) , the following repayments of principal are required over the next five years and through out their term for the Company's debt facilities:

Period	Principal Repayment
January 1, 2012 to December 31, 2012	$107,622
January 1, 2013 to December 31, 2013	107,622
January 1, 2014 to December 31, 2014	257,622
January 1, 2015 to December 31, 2015	93,061
January 1, 2016 to December 31, 2016	488,825
January 1, 2017 thereafter	37,800
$1,092,552
Less: Unamortized debt discount of the 1.875% Unsecured Convertible Senior Notes	(24,438)
Total	$1,068,114

Borrowings under the credit facilities bear interest at LIBOR plus a margin and the average interest rate (including the margin and the interest swap effect) at December 31, 2009, 2010 and 2011 was 4.1%, 4.0% and 2.8%, respectively. Interest expense for the years ended December 31, 2009, 2010 and 2011, net of interest capitalized, amounted to $43.3 million, $26.7 million and $24.9 million, respectively, and is included in interest and finance costs in the accompanying consolidated statements of operations. Interest capitalized for the years ended December 31, 2009, 2010 and 2011 amounted to $1.6 million, $1.6 million and $0.06 million respectively. Capitalized interest is included in Vessels under construction and it is transferred to Vessels, net upon vessel delivery from the shipyard.

9.	Derivative Financial Instruments:

Interest Rate Swaps

The Company is exposed to interest rate fluctuations associated with its variable rate borrowings and its objective is to manage the impact in the cash flows of its borrowings. In this respect, the Company uses interest rate swaps to manage net exposure to interest rate fluctuations related to its borrowings and to lower its overall borrowing costs.

Interest Rate Swaps Designated as Hedging Instruments

Nomura International plc ("Nomura"): In August 2010, the Company entered into an interest rate swap agreement maturing in September 2015. Under the terms of the swap, the Company makes quarterly payments to the counterparty at a fixed rate of 1.79% based on a notional amount of $50.0 million decreasing by $0.8 million quarterly. As of December 31, 2011, the notional amount was $45.9 million. The counterparty makes quarterly floating rate payments at LIBOR to the Company based on the same decreasing notional amount. As of December 31, 2011, the swap agreement contained financial covenants that were in line with the financial covenants contained in the fourth amendment of the Nordea credit facility up to and including December 31, 2012 and with the financial covenants contained in the original Nordea credit facility from January 1, 2013 and thereafter. The Company was in compliance with such financial covenants as of December 31, 2011.

EXCEL MARITIME CARRIERS LTD.
 Notes to Consolidated Financial Statements
 December 31, 2011
 (Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

9.	Derivative Financial Instruments-continued

In addition, in case the mark-to-market exposure is in excess of a threshold of $5.0 million, either party may be required to provide security in the form described in the swap agreement for the excess amount over the $5.0 million. As the swap qualifies for hedge accounting according to ASC 815 "Derivatives and Hedging", the Company has designated it as a cash flow hedge and accordingly, changes in its fair value are reported in Accumulated Other Comprehensive income/loss in the accompanying consolidated balance sheets.

Eurobank EFG Private Bank Luxembourg S.A. (''Eurobank''): In March 2011, the Company entered into an interest rate swap transaction with Eurobank for a non-amortizing notional amount of $50.0 million. The interest rate swap transaction is effective from April 1, 2012 until April 1, 2015. Under its terms, the Company will make quarterly payments to Eurobank at a fixed rate of 1.80%, 2.25% and 2.75% for the first, second and third year, respectively, while Eurobank will make quarterly floating-rate payments of 3-month USD LIBOR to the Company based on the same notional amount. As per the respective ISDA agreement entered on March 29, 2011, in case the mark-to-market exposure is in excess of a threshold of $5.0 million, the Company may be required to provide security in the form of cash for the excess amount over the $5.0 million. In addition based on the same ISDA agreement, a termination event will occur if the value of total debt, including current portion, to total assets is equal to or greater than 0.50.  As the swap qualifies for hedge accounting according to ASC 815 "Derivatives and Hedging", the Company has designated it as a cash flow hedge and accordingly, changes in its fair value are reported in Accumulated Other Comprehensive Income (Loss) in the accompanying 2011 consolidated balance sheet.

In relation to the above interest rate swap agreements and in accordance with ASC 815-20-25-16 Timing and Probability of the Hedged Forecasted Transaction, management of the Company considered the creditworthiness of its counterparties using available market data and reports as of December 31, 2011 and determined that no events have occurred that would make the forecasted transaction not probable.

Interest Rate Swaps Not Designated as Hedging Instruments

ABN AMRO ("ABN"): Effective December 31, 2010, the Company entered into an Interest Rate Swap, following the Swaption exercise by the counterparty of an Extendible Interest Rate Swap entered in May 2006.  The swap matures on June 30, 2014 and under its terms, the Company makes quarterly payments to the counterparty at a fixed rate of 5.0% based on an amortizing notional amount of $444.0 million at December 31, 2011. The counterparty makes quarterly floating rate payments at LIBOR to the Company based on the same notional amount ("Floating Rate Payer"). This swap is not designated as hedge and accordingly changes in its fair value are reported in earnings.  In connection with the Swaption exercise, the Company entered into an amended agreement with ABN on March 31, 2011.

Under the amended agreement, the Company deposited, by way of cash collateral in a retention account ("Cash Deposit Account") with the counterparty, an amount of $5.9 million, which was used by the counterparty towards the payment of the Floating Rate Payer payment due on June 30, 2011. The amount of $5.9 million is included in restricted cash, current in the accompanying 2010 consolidated balance sheet. Based on the amended agreement the Company shall procure the transfer to the Cash Deposit Account prior to the next Floating Rate Payer payment date of an amount equal to such payment. The amount that will be used by the counterparty towards the payment of the forthcoming Floating Rate Payer payment date due on March 31, 2012 is $5.0 million and is included in restricted cash, current in the accompanying 2011 consolidated balance sheet.

The amended agreement provides for automatic semiannual extensions starting from June 30, 2011, until the counterparty decides at its discretion that no further extension will be granted provided that to this effect sixty days prior notice will be given to the Company's subsidiary Hope Shipco LLC, where ABN retains the right to request an amount equal to 75% of any negative mark to market position due from the Company, minus any amount already deposited to the Cash Deposit Account, to be pledged in favor of the counterparty by way of cash collateral and the second mortgage and assignment of insurances and earnings over the vessel Mairaki will be lifted by ABN simultaneously with the deposit of the cash collateral.

EXCEL MARITIME CARRIERS LTD.
 Notes to Consolidated Financial Statements
 December 31, 2011
 (Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

9.	Derivative Financial Instruments-continued

Marfin Egnatia (''Marfin''): In July 2011, the Company entered into an interest rate swap transaction with Marfin Egnatia for a non-amortizing notional amount of $50.0 million. The interest rate swap transaction is effective from January 3, 2013 until January 3, 2017. Under its terms, the Company will make quarterly payments to Marfin at a fixed rate of 1.5% for the first year (from and including January 3, 2013 to and excluding January 3, 2014) and 2.98% for the remaining years (from and including January 3, 2014 to and excluding January 3, 2017), while Marfin will make quarterly floating-rate payments of 3-month USD LIBOR to the Company based on the same notional amount. As per the respective ISDA agreement entered on June 29, 2011, in case the mark-to-market exposure is in excess of a threshold of Euro 5.0 million, the Company may be required to provide security in the form of cash or other form agreed by the parties for the excess amount over Euro 5.0 million.  The swap does not qualify for hedge accounting and accordingly changes in its fair value are reported in earnings.

Freight Option Contracts

The Company is exposed to changes in the spot market rates associated with the deployment of its fleet and its objective is to manage the impact of such changes in its cash flows. In this respect, from time to time, the Company engages in certain forward freight agreements. These agreements are not designated as hedge and accordingly changes in their fair value are reported in earnings.

Foreign Currency Contract

The Company is exposed to foreign currency fluctuations associated with certain operating expenses and management expenses which are denominated in Euro and its objective is to manage the impact of such fluctuations in its cash flows. In this respect, the Company reduces the exposure to foreign currency fluctuations through the use of foreign currency forward contracts that management considers favourable.

On November 25, 2010, the Company entered into a foreign currency forward transaction for a period of one year which elapsed on December 16, 2011, under which the Company exchanged USD with EUR for a total notional amount of up to €4.8 million separated into monthly tranches of €0.4 million at specific dates of each month, referred to as Reference Dates. During the period of the contract the Company recognized a gain of $0.2 million which is reflected under losses on derivative financial instruments in the accompanying consolidated statements of operations for the year ended December 31, 2011.

The fair values of the Company's derivative financial instruments presented in the accompanying consolidated balance sheets equate to the amount that would be paid or received by the Company if the agreements were cancelled at the reporting date, taking into account current market data per instrument and the Company's or counterparty's creditworthiness, as appropriate.

The following tables summarize information with respect to the fair values of derivatives reflected in the balance sheet and with respect to gains and losses on derivative positions reflected in the statement of operations or in the balance sheets, as a component of accumulated other comprehensive income/loss.

Fair value of Asset Derivative Financial Instruments
Not designated as hedging instruments	Balance Sheet Location	December 31, 2010	December 31, 2011
Freight Option Contracts	Derivative financial instruments-Current assets	$116	$167
Designated as hedging instruments
Nomura Interest Rate Swap	Derivative financial instruments-Other Non Current assets	$923	$-

EXCEL MARITIME CARRIERS LTD.
 Notes to Consolidated Financial Statements
 December 31, 2011
 (Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

9.	Derivative Financial Instruments-continued

Fair value of Liability Derivative Financial Instruments
Not designated as hedging instruments	Balance Sheet Location	December 31, 2010	December 31, 2011
ABN Interest Rate Swap	Derivative financial instruments-Current	$21,300	$18,815
Foreign Currency Contracts	Liabilities	$7	$-
Designated as hedging instruments
Nomura Interest Rate Swap	Derivative financial instruments-Current iabilities	$638	$357
Eurobank Interest Rate Swap	Liabilities	$-	$281
Total		$21,945	$19,453
Designated as hedging instruments
Eurobank Interest Rate Swap	Derivative financial instruments- Non-	$-	$1,725
Nomura Interest Rate Swap	current liabilities	$-	$872
Not designated as hedging instruments
ABN Interest Rate Swaps	Derivative financial instruments- Non-	$30,155	$21,432
Marfin Interest Rate Swap	current liabilities	$-	$2,487
Total		$30,155	$26,516

Amount of Gain (Loss) Recognized in OCI (Effective Portion)
	December 31,
Designated as hedging instruments	2009	2010	2011
Nomura Interest Rate Swap	$-	$514	$(2,220)
Eurobank EFG Interest Rate Swap	-	-	(2,005)
Total gain (loss) recognized in OCI	$-	$514	$(4,225)
Reclassifications adjustments to loss included in the Statement of Operations
Nomura Interest Rate Swap		(229)	704
Total	$-	$285	$(3,521)

No portion of the cash flow hedge designated for hedge accounting was ineffective during the years ended December 31, 2010 and 2011 whereas an amount of $0.7 million was transferred in the year ended December 31, 2011 from accumulated Other Comprehensive Income into earnings. An amount of approximately $0.9 million is expected to be reclassified into earning during the following 12- month period.

The accumulated derivative gain as of December 31, 2010 amounted to $285, while as of December 31, 2011 amounted to a loss of $3,236.

Gains/Losses on derivative financial instruments included in the accompanying consolidated statements of operations are analyzed as follows:

EXCEL MARITIME CARRIERS LTD.
 Notes to Consolidated Financial Statements
 December 31, 2011
 (Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

9.	Derivative Financial Instruments-continued

Amount of Gain (Loss) Recognized in Statements of Operations
	December 31,
	2009	2010	2011
Interest Rate Swaps	$27,238	$2,446	$8,722
Freight Option Contracts	-	(496)	58
Foreign Currency Contracts	-	(7)	-
Unrealized gain	$27,238	$1,943	$8,780
Interest Rate Swaps	(28,364)	(29,214)	(23,611)
Freight Option Contracts	-	-	594
Foreign Currency Contracts	-	-	241
Other expenses	-	(19)	-
Realized loss	$(28,364)	$(29,233)	$(22,776)
Realized losses of instruments designated as hedges and reflected under interest and finance costs	$-	$229	$704
Losses on derivative financial instruments	$(1,126)	$(27,061)	$(13,292)

10.	Fair Value of Financial Instruments:

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

▪
Cash and cash equivalents, restricted cash, accounts receivable and accounts payable: The carrying values reported in the consolidated balance sheets for those financial instruments are reasonable estimates of their fair values due to their short-term nature.

▪	Long-term debt: The fair values of long-term bank loans approximate the recorded values due to the variable interest rates payable.

▪
Convertible Senior Notes: Convertible Senior Notes have a fixed rate and their estimated fair value represents the tradable value of the notes, determined through Level 2 inputs of the fair value hierarchy (quoted price in the over-the counter-market). The estimated fair value of the Notes at December 31, 2011 is approximately $75.0 million.

▪
Derivative financial instruments: The fair values of the Company's derivative financial instruments equate to the amount that would be paid or received by the Company if the agreements were cancelled at the reporting date, taking into account current market data per instrument and the Company's or counterparty's creditworthiness, as appropriate.

A fair value hierarchy that prioritizes the inputs used to measure fair value has been established by GAAP. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). This hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs.

The three levels of inputs used to measure fair value are as follows:

Level 1:  Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

EXCEL MARITIME CARRIERS LTD.
 Notes to Consolidated Financial Statements
 December 31, 2011
 (Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

10.	Fair Value of Financial Instruments-continued

Level 2:  Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data;

Level 3:  Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The table below presents disclosures about the fair value of financial assets and financial liabilities recognized in the Company's consolidated balance sheets on a recurring basis:

		Fair Value Measurements at Reporting Date Using
Description	December 31, 2011	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Derivative financial instruments-Assets
Freight Option Contracts- current	$167	$167	-	-
Derivative financial instruments-Liabilities
ABN Interest Rate Swap-current	$18,815	-	$18,815	-
Nomura Interest Rate Swap-current	357	-	357	-
Eurobank Interest Rate Swap- current	281	-	281	-
Nomura Interest Rate Swap- non current	872	-	872	-
Eurobank Interest Rate Swap- non current	1,725	-	1,725	-
Marfin Interest Rate Swap-non current	2,487	-	2,487	-
ABN Interest Rate Swap-non current	21,432	-	21,432	-

Interest rate swaps are valued using a discounted cash flow model that takes into account the present value of future cash flows under the terms of the contracts using current market information as of the reporting date. For a discussion of the factors warranting fair value assessment used in asset impairments and intangible assets, which are measured at fair value on a non-recurring basis, refer to Notes 2(m), 2(o) and 11 below.

11.	Time Charters acquired:

Where the Company identifies any assets or liabilities associated with the acquisition of a vessel, the Company records all such identified assets or liabilities at fair value. Fair value is determined by reference to market data. The Company values any asset or liability arising from the market value of the time charters assumed when a vessel is acquired. The amount to be recorded as an asset or liability at the date of vessel delivery is based on the difference between the current fair value of a charter with similar characteristics as the time charter assumed and the net present value of future contractual cash flows from the time charter contract assumed, with such difference capped to the vessel's fair value on a charter free basis.

EXCEL MARITIME CARRIERS LTD.
 Notes to Consolidated Financial Statements
 December 31, 2011
 (Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

11.	Time Charters acquired-continued

When the present value of the time charter assumed is greater than the current fair value of such charter, the difference is recorded as an asset; otherwise, the difference is recorded as liability. Such intangible assets and liabilities are amortized over the remaining term of the related charters as an increase in charter hire expense and revenue, respectively and are classified as non current in the accompanying consolidated balance sheets. Such amortization for the years ended December 31, 2009, 2010 and 2011 amounted to $40.0 million, $39.9 million and $36.5 million for the intangible assets and $364.4 million, $262.3 million and $3.5 million, respectively for the intangible liabilities and is separately reflected as charter hire amortization and time charter amortization, respectively. Included in the time charter amortization for the year ended December 31, 2009 is an amount of $63.1 million related to the accelerated amortization of the deferred liability related to vessels Sandra, Coal Pride and Grain Harvester due to the early termination of their time charters that were assumed by the Company upon acquiring Quintana in 2008.

 On April 9, 2010 and effective April 17, 2010, the Company entered into a novation agreement with the charterer and the then current sub-charterer of the vessel Iron Miner, under which the charterer was released from the obligations under the existing charter which was assigned directly to the sub-charterer reducing the daily hire from $42.1 per day to $41.4 per day over the remaining term of the charter. Following the above agreement and the release of the charterer from being the primary obligor under the liability, the deferred liability of the fair value of the charter, which was assumed upon acquiring Quintana in 2008, amounting to $26.9 million on the effective date, was released in the accompanying 2010 consolidated statement of operations.

The amortization schedule of the intangible liability as of December 31, 2011 and for the years to follow until they expire is as follows:

Period
January 1, 2012 to December 31, 2012	$3,569
January 1, 2013 to December 31, 2013	3,559
January 1, 2014 to December 31, 2014	3,559
January 1, 2015 to December 31, 2015	3,559
January 1, 2016 and thereafter	387
Total	$14,633

As already discussed in Note 2(o) above, management's impairment analysis, indicated that the future undiscounted operating cash flows of the Company's intangible assets did not support the recovery of the intangible assets' carrying values and accordingly the intangible assets' carrying values were adjusted to their fair values, which was determined to zero as charter-in rates of the charter parties assumed (and the value differential between these and the rates currently observed in the market for the remaining term of the charter agreements for vessels with similar characteristics), upon acquisition of Quintana (on April 15, 2008) do not currently (and are not expected in the future to) provide any benefit for the Company. In this respect, an impairment loss of $146.7 million as of November 30, 2011 which is separately reflected in the accompanying 2011 consolidated statement of operations.

12.	Common Stock and Additional Paid-In Capital:

The Company's authorized capital stock consists of (a) 994,000,000 shares (all in registered form) of common stock, par value $0.01 per share (the "Class A shares"), (b) 1,000,000 shares (all in registered form) of common stock, par value $0.01 per share (the "Class B shares") and (c) 5,000,000 shares (all in registered form) of preferred stock, par value $0.1 per share. The Board of Directors shall have the fullest authority permitted by law to provide by resolution for any voting powers, designations, preferences and relative, participating, optional or other rights of, or any qualifications, limitations or restrictions on, the preferred stock as a class or any series of the preferred stock.

EXCEL MARITIME CARRIERS LTD.
 Notes to Consolidated Financial Statements
 December 31, 2011
 (Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

12.	Common Stock and Additional Paid-In Capital-continued

The holders of the Class A shares and of the Class B shares are entitled to one vote per share and to 1,000 votes per share, respectively, on each matter requiring the approval of the holders of common stock, however each share of common stock shares in the earnings of the Company on an equal basis.

13.	Stock Based Compensation:

On April 1, 2011, the Board of Directors approved the grant of 340,279 shares of the Company's Class A common stock in the form of restricted stock to certain of its employees to be vested as follows: 88,823 Class A common shares immediately, 83,823 Class A common shares on April 1, 2012, 83,823 Class A common shares on April 1, 2013 and 83,810 Class A common shares on April 1, 2014. The restricted stock granted is being recognized as expense over the vesting period based on its fair value on the grant date.

On July 15, 2011, the Board of Directors approved a cash bonus of $2.0 million and stock award of an aggregate grant date fair value of $5.8 million (equal to the value of 1,965,000 shares of the Company's Class A common stock at the closing price on July 14, 2011) and 35,000 shares of the Company's Class B common stock, in the form of restricted stock to the Chairman of its Board of Directors. The Class B shares and the 50% of the Class A shares, vested on October 6, 2011, with the remaining 50% of the Class A shares vested on December 30, 2011. The cash bonus is included in General and Administrative expenses in the accompanying 2011 consolidated unaudited statement of operations. In addition, on the same date, the Board of Directors approved a share grant of 15,000 Class B restricted shares to the Business Development Officer which vested on August 31, 2011. The total cost of the stock awards granted was recognized as expense over their vesting periods based on their fair value on the grant date. The fair value of the Class B shares is determined by reference to the Class A shares price.

Restricted stock during the years ended December 31, 2009, 2010 and 2011 is analyzed as follows:

	Number of Shares	Weighted Average Grant Date Price
Outstanding at December 31, 2008	852,845	$29.97
Granted	2,285,000	$5.91
Vested	(1,977,178)	$9.22
Forfeited or expired	(309,399)	$47.76
Outstanding at December 31, 2009	851,268	$7.11
Granted	2,299,164	$5.05
Vested	(1,451,208)	$5.80
Forfeited or expired	(47,829)	$9.33
Outstanding at December 31, 2010	1,651,395	$5.33
Granted	3,844,668	$1.92
Vested	(4,337,280)	$2.32
Forfeited or expired	(76,451)	$10.13
Outstanding at December 31, 2011	1,082,332	$4.94

The total fair value of the shares vested during the years ended December 31, 2009, 2010 and 2011 amounted to $18.2 million, $8.4 million and $10.0 million, respectively. During the years ended December 31, 2009, 2010 and 2011 the compensation expense in connection with all stock-based employee compensation awards amounted to $19,847, $9,647 and $10,169, respectively, and is included in General and Administrative expenses in the accompanying consolidated statements of operations.  At December 31, 2011, the total unrecognized cost related to the above awards was $1.7 million which will be recognized through April 1, 2014.

EXCEL MARITIME CARRIERS LTD.
 Notes to Consolidated Financial Statements
 December 31, 2011
 (Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

14.	Earnings / (Losses) per share:

All shares issued (including non-vested shares) have the right to receive dividends with the non-vested shares receiving forfeitable dividend until their vesting. For the purposes of calculating basic earnings per share, non-vested shares are not considered outstanding until the time-based vesting restriction has lapsed.

Basic earnings per common share are computed by dividing net income available to common stockholders by the weighted average number of common shares outstanding during the period. Diluted earnings per common share reflect the potential dilution that could occur if securities or other contracts to issue common stock were exercised. None of the non-vested awards for the year ended December 31, 2011 discussed under Note 13 above were included in the computation of diluted earnings per share because inclusion of these awards would be anti-dilutive. For the purposes of calculating basic earnings per share, non-vested shares are not considered outstanding until the time-based vesting restriction has lapsed.

Dividends declared during the period for non vested shares are deducted from (added to) the net income (loss) reported for purposes of calculating net income (loss) available to (assumed by) common stockholders for the computation of basic earnings (losses) per share.

During the years ended December 31, 2009 and 2010, the denominator of the diluted earnings per share calculation includes the incremental shares assumed issued under the treasury stock method weighted for the period the shares were outstanding, with respect to the non vested shares outstanding as of each year-end and the warrants outstanding as of December 31, 2009 and the period from January 1, 2010 to November 16, 2010.  The Company calculates the number of shares outstanding for the calculation of basic and diluted earnings per share as follows:

	2009	2010	2011
Net income (loss) for Basic and Diluted Earnings (losses) per share

Net income (loss) attributable to Excel Maritime Carriers Ltd. for the period	$339,782	$257,829	$(211,593)

Weighted average common shares outstanding, basic	67,565,178	80,629,221	84,463,674
Add: Dilutive effect of non vested shares	282,346	875,003	-
Add: Dilutive effect of warrants	2,152,236	1,598,699	-
Weighted average common shares, diluted	69,999,760	83,102,923	84,463,674

Earnings (losses) per share, basic	$5.03	$3.20	$(2.51)
Earnings (losses) per share, diluted	$4.85	$3.10	$(2.51)

In relation to the Convertible Senior Notes due in fiscal year 2027, upon conversion, the Company may settle its conversion obligations, at its election, in cash, shares of our Class A common stock or a combination of cash and shares of our Class A common stock.

The Company has elected on conversion, any amount due up to the principal portion of the notes to be paid in cash, with the remainder, if any, settled in shares of Excel Class A common shares (Note 8). Based on this presumption, and in accordance with ASC 260 "Earnings Per Share", any dilutive effect of the Convertible Senior Notes under the if-converted method is not included in the diluted earnings per share presented above. Any shares to be issued upon conversion would have either an anti-dilutive effect (in 2011) or immaterial dilutive effect (in 2009 and 2010) in the reported earnings / losses per share.

EXCEL MARITIME CARRIERS LTD.
 Notes to Consolidated Financial Statements
 December 31, 2011
 (Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

15.	Commitments and Contingencies:

a)
Various claims, suits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, agents, insurance and other claims with suppliers relating to the operations of the Company's vessels. Currently, management is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying consolidated financial statements.  The Company is a member of a protection and indemnity association, or P&I Club that is a member of the International Group of P&I Clubs, which covers its third party liabilities in connection with its shipping activities. A member of a P&I Club that is a member of the International Group is typically subject to possible supplemental amounts or calls, payable to its P&I Club based on its claim records as well as the claim records of all other members of the individual associations, and members of the International Group. Although there is no cap on its liability exposure under this arrangement, historically supplemental calls have ranged from 0%-40% of the Company's annual insurance premiums, and in no year have exceeded $1.0 million.  Supplementary calls for 2009 and 2010 amounted to $0.6 million and $0.08 million, respectively, and were included in operating expenses in the consolidated financial statements for the twelve-month periods ended December 31, 2009 and 2010, respectively. All such amounts were not material. There were no supplementary calls for 2011. The Company accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure. Currently, management is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying consolidated financial statements. The Company's protection and indemnity (P&I) insurance coverage for pollution is $1 billion per vessel per incident.

b)	The following table sets forth the Company's lease as of December 31, 2011:

	2012	2013	2014	2015	2016 & thereafter	Total
	(Amounts in million of US Dollars)
Operating lease obligations (Bareboat charters) (1)	(32.9)	(32.8)	(31.9)	(17.1)	-	(114.7)
Future minimum charter receivables (2)	135.3	56.9	37.6	33.6	2.5	265.9
Property leases (3)	(0.8)	(0.8)	(0.9)	(0.1)	-	(2.6)

(1) The amount relates to the bareboat hire to be paid for the seven vessels chartered-in under bareboat charter agreements expiring in July 2015 (Note 1).

(2) The amount relates to revenue to be earned under the Company's fixed time charters net of related commissions.

(3) Maryville (Note 1) has a lease agreement for the rental of office premises until February 2015 with an unrelated party. Under the current terms of the lease, the monthly rental fee is approximately $0.06 million. Operating lease payments for 2009, 2010 and 2011 amounted to approximately $0.8 million, $0.7 million and $0.8 million, respectively and are included in General and Administrative expenses in the accompanying consolidated statements of operations. Rent increases annually at a rate of 1.5% above inflation.

EXCEL MARITIME CARRIERS LTD.
 Notes to Consolidated Financial Statements
 December 31, 2011
 ( Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

16.	Income Taxes:

Under the laws of Marshall Islands, Liberia, Panama, Bahamas, Malta and Cyprus, (the countries of the companies' incorporation and vessels' registration), the companies are subject to registration and tonnage taxes (Note 17), which have been included in Vessels' operating expenses in the accompanying consolidated statements of operations.

Taxation on United States Source Income: Pursuant to § 883 of the Internal Revenue Code of the United States (the "Code"), U.S. source income from the international operation of ships is generally exempt from U.S. Federal income tax on such income if the company meets the following requirements: (a) the company is organized in a foreign country that grants an equivalent exception to corporations organized in the U. S. and (b) either (i) more than 50 percent of the value of the company's stock is owned, directly or indirectly, by individuals who are "residents" of the company's country of organization or of another foreign country that grants an "equivalent exemption" to corporations organized in the U.S. (the "50% Ownership Test") or (ii) the company's stock is "primarily and regularly traded on an established securities market" in its country of organization, in another country that grants an "equivalent exemption" to U.S. corporations, or in the U.S. (the "Publicly-Traded Test").

Pursuant to Treasury Regulation § 1.883-2, a company's stock will be considered "regularly traded" on an established securities market if (i) one or more classes of its stock representing 50 percent or more of its outstanding shares, by voting power and value, is listed on the market and is traded on the market, other than in minimal quantities, on at least 60 days during the taxable year; and (ii) the aggregate number of shares of stock traded during the taxable year is at least 10 percent of the average number of shares of the stock outstanding during the taxable year.

Treasury regulations interpreting § 883 were promulgated in final form in August 2003 effective for taxable years beginning after September 24, 2004. As a result, such regulations became effective for calendar year taxpayers, like the Company, beginning with the calendar year 2005. Marshall Islands, Liberia and Cyprus, the jurisdictions where the Company and its ship-owning subsidiaries are incorporated, grant an equivalent exemption to United States corporations. Therefore, the Company is exempt from United States federal income taxation with respect to U.S.-source shipping income if either the 50% Ownership Test or the Publicly-Traded Test is met.

For the years ended December 31, 2009, 2010 and 2011, the Company determined that it does not satisfy the Publicly-Traded Test as a result of its shares not meeting the "regularly traded" requirement as set forth under  the regulations. In addition, the Company does not satisfy the 50% Ownership Test as it is unable to substantiate certain requirements regarding the identity of its shareholders. As a result, the Company does not qualify for exemption under § 883 of the Code from the 4 percent U.S. Federal income tax on its U.S. source gross transportation income. U.S. source gross transportation income is defined as 50 percent of shipping income that is attributable to transportation that begins or ends, but does not both begin and end, in the U.S. Gross transportation income from each voyage is equal to the product of (i) the number of days in each voyage and (ii) the daily charter rate paid to the Company by the charterer.

Relevant to calculating taxable shipping income, days spent loading and unloading cargo in port were not included in the number of days of a voyage. As a result, taxes of approximately $0.7 million, $0.8 million and $0.7 million for the years ended December 31, 2009, 2010 and 2011, respectively were recognized in the accompanying consolidated statements of operations.

The Company believes that the position of excluding days spent loading and unloading cargo in port meets the more likely than not criterion to be sustained upon a future tax examination; however, there can be no assurance that the Internal Revenue Service would agree with the Company's position.  Had the Company included the days spent loading and unloading cargo in port, the Company would have a tax liability of approximately $1.3 million and $1.5 million as of December 31, 2010 and 2011 respectively and additional taxes of $0.2 million, $0.3 million and $0.2 million would have been recognized in the accompanying consolidated statements of operations for the years ended December 31, 2009, 2010 and 2011, respectively.

EXCEL MARITIME CARRIERS LTD.
 Notes to Consolidated Financial Statements
 December 31, 2011
 (Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

17.	Voyage and Vessel Operating expenses:

The amounts in the accompanying consolidated statements of operations are analyzed as follows:

	2009	2010	2011
Voyage expenses
Port Charges and other	$1,732	$1,899	$6,040
Bunkers	(630)	5,393	21,196
Commissions charged by third parties	18,215	20,271	15,504
	19,317	27,563	42,740
Commissions charged by related parties	2,260	3,188	3,892
	$21,577	$30,751	$46,632

	2009	2010	2011
Vessel Operating expenses
Crew wages and related costs	$39,558	$42,093	$43,122
Insurance	9,617	9,081	9,043
Repairs, spares and maintenance	16,923	18,809	17,037
Consumable stores	14,113	13,192	12,892
Tonnage taxes	476	483	404
Miscellaneous	2,510	3,042	2,576
	$83,197	$86,700	$85,074

18.	Interest and Finance Costs:

The amounts in the accompanying consolidated statements of operations are analyzed as follows:

	2009	2010	2011
Interest on long-term debt	$44,905	$28,219	$25,006
Realized losses of interest rate swaps designated as hedging instruments	-	229	704
Imputed and capitalized interest	(1,563)	(1,562)	(61)
Amortization of financing costs	3,823	3,509	3,425
Amortization of convertible notes debt discount	6,154	6,736	7,365
Bank charges and finance costs	3,777	991	694
	$57,096	$38,122	$37,133

19.	Subsequent Events:

a)	Loan payments: Subsequent to December 31, 2011, the Company paid regular loan instalments amounting to $26.9 million in total.

b)
Nordea loan amendment: In March 2012, the Company reached an agreement with all the lenders under the Nordea credit facility, for the amendment, for a period from the effective date of such amendment (March 30, 2012) through December 31, 2013, of the amortization schedule, the collateral value clause and certain of the financial covenants of the facility (the effectiveness of which will be as of January 1, 2012) in order to improve its debt maturity profile and respond to the weak charter conditions currently prevailing in the market and the associated volatility in the vessels' market values.

EXCEL MARITIME CARRIERS LTD.
 Notes to Consolidated Financial Statements
 December 31, 2011
 (Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

19.	Subsequent Events-continued

In accordance with such amendment, the loan repayment schedule will be modified to allow for, at Company's option, the deferral of the repayment of principal amount of up to $100.0 million, originally scheduled for 2012 and 2013, to the balloon payment at the end of the facility's term in 2016.

Under the amendment, the Company is required to raise at least $30.0 million in new equity by December 31, 2012. In addition, the loan amendment and the exercise of the deferral option thereunder were conditional, among other things, upon the deposit of $20.0 million out of the $30.0 million that is required to be raised, into an escrow (special purpose blocked) account. In that respect, the Company reached an agreement with certain entities affiliated with the family of the Chairman of its Board of Directors to deposit such amount into the escrow account. Such deposit took place on March 29, 2012. Under the amendment, the Company is required to raise the $30.0 million in new equity as follows: (i) at least $20.0 million will be raised through an equity offering by September 30, 2012, with any shortfall being covered through the use of the funds deposited into the escrow account; and (ii) the remaining $10.0 million will be raised by December 31, 2012, with any shortfall being covered through the use of any funds remaining in the escrow account.

Following the amendment, through December 31, 2013, the facility contains financial covenants requiring the Company to maintain: (i) minimum liquidity of no less than $1.0 million per collateral vessel plus, in the aggregate, $10.0 million; (ii) a leverage ratio (as adjusted to reflect the fair market values of the vessels wholly owned by the Company) of no more than 0.9:1:0; (iii) a net worth, based on book values, of no less than $750.0 million; (iv) a ratio of EBITDA (as defined in the loan agreement) to gross interest expense of no less than 1.75:1.00 in the first half of 2012, and 1.25:1.00 during the eighteen-month period from July 1, 2012 until December 31, 2013; and (v) an aggregate fair market value of vessels serving as collateral for the facility at all times of no less than 80% of the outstanding principal amount of the facility in 2012, 100% of the outstanding principal amount of the facility in the first half of 2013, and 110% of the outstanding principal amount of the facility in the second half of 2013. In addition, under the amended facility, investments, cash dividends and share repurchases are allowed, as long as, among other things, the Company is in compliance with the original loan covenants and there are no deferred instalments outstanding.

Under the amendment, the Company may defer to the balloon payment at the end of the facility's term in 2016 the repayment of one or more principal instalments falling due after the date of execution of the amendment and prior to July 2, 2013 (inclusive), provided that: (i) at least $20.0 million out of the $30.0 million that the Company is required to raise has been raised through an equity offering or has been deposited by entities affiliated with the Company's Chairman of the Board of Directors into the escrow account discussed above and is held in such account until such amount is raised; (ii) after giving effect to the deferral of any principal repayment, each principal instalment falling due after December 31, 2012 is at least $6.0 million; (iii) the aggregate amount of principal so deferred does not exceed $100.0 million; (iv) no event of default shall have occurred and be continuing; (v) the Company is in compliance with the financial covenants, as amended; and (vi) the applicable margin for any such deferred amount shall increase to 4%. Under the terms of the amended facility, the Company will have to apply any consolidated excess cash flow, calculated on a quarterly basis, towards repayment of any outstanding principal amount so deferred. The Nordea credit facility defines excess cash flow as a amount equal to reported EBITDA (as defined in the loan agreement) less dry docking and special survey cost, net interest expenses (including payments due under the Company's current swap agreements) and less payments of loan principals under the Company's current loan agreements.

Following the amendment and until the expiry of the waiver period, the applicable margin will increase to 2.75% and 2.5% thereafter through maturity, while the applicable margin for any deferred principal amount will increase to 4.0% per annum.

The loan amendment came into effect on March 30, 2012.

EXCEL MARITIME CARRIERS LTD.
 Notes to Consolidated Financial Statements
 December 31, 2011
 (Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

19.	Subsequent Events-continued

c)
Credit Suisse loan amendment: Following the Nordea facility amendment, the Company reached an agreement with Credit Suisse to similarly amend its credit facility, requiring the Company to comply with a number of covenants, including financial covenants related to leverage, consolidated net worth, liquidity and interest coverage, dividends and collateral maintenance requirements, most of which are in principle and calculation substantially similar to the covenants described under the amended  Nordea credit facility.

In particular, the amended facility, through December 31, 2013, contains financial covenants requiring the Company to maintain: (i) minimum liquidity of no less than $1.0 million per collateral vessel plus, in the aggregate, $10.0 million; (ii) a leverage ratio (as adjusted to reflect the fair market values of the vessels wholly owned by the Company) of no more than 100% for the period from December 31, 2011 to December 31, 2012 and 90% thereafter until December 31, 2013; (iii) a net worth, based on book values, of no less than $750.0 million; (iv) a ratio of EBITDA (as defined in the loan agreement) to gross interest expense of no less than 1.75:1.00 in the first half of 2012, and 1.25:1.00 during the eighteen-month period from July 1, 2012 until December 31, 2013; and (v) an aggregate fair market value of vessels serving as collateral for the facility at all times of no less than 80% of the outstanding principal amount of the facility for the period from December 31, 2011 to December 31, 2012, 100% of the outstanding principal amount of the facility in the first half of 2013, and 110% of the outstanding principal amount of the facility in the second half of 2013. In addition, under the amended facility, the period during which cash dividends and share repurchases are suspended will be extended until December 31, 2013 at the latest.

The applicable margin under the facility will increase to 2.65% from April 1, 2012 until the loan maturity and the amount of $11.8 million pledged with Credit Suisse as discussed in Note 8 above, will remain pledged until December 31, 2013 and it may be released thereafter to the extent that the Company complies with the security clause which changes to 135% from January 1, 2014 until the loan maturity.

d)
ABN and DVB loan amendments: Similarly to the amendments discussed under (b) and (c) above, the Company reached an agreement with each of DVB and ABN to amend their respective bilateral credit facilities.

Further to the covenants amendments in line with Nordea credit facility, the financial covenant under ABN credit facility requiring the Company to maintain a ratio of total net debt to EBITDA (as defined in the loan agreement) of not greater than 6.0:1.0 will be waived until December 31, 2013, while the aggregate fair market value of the vessel shall be at all times  no less than 90% of the outstanding principal amount of the facility in 2012, 100% of the outstanding principal amount of the facility in the first half of 2013, and 110% of the outstanding principal amount of the facility in the second half of 2013. During the waiver period the applicable margin will increase to 3.05%.

The DVB credit facility was also amended in line with Nordea credit facility, with the exception of the value security clause which remained as per the initial agreement.

The Company will incur $2.6 million of financing fees in relation to the loan amendments discussed under (b) and (c) above which will be deferred and amortized over the term of the loan using the effective interest of the amended loan.

e)
Back Stop Agreement:  In connection with the amendment of the Nordea facility, the Company is required to raise at least $30.0 million through the issuance of equity by December 31, 2012 as follows: (a) at least $20.0 million must be raised by September 30, 2012; and (ii) a total of $30 million (including any amounts raised by September 30, 2012) must be raised by December 31, 2012.

In addition, the waiver and amendment agreements and the exercise by the Company of its deferral option thereunder are conditional upon the Company raising $20.0 million out of the $30.0 million in equity capital, or alternatively securing from external sources the immediate deposit of $20.0 million into an escrow account.

EXCEL MARITIME CARRIERS LTD.
 Notes to Consolidated Financial Statements
 December 31, 2011
 (Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

Certain entities affiliated with the family of the Chairman of the Board of Directors have agreed to deposit the required $20.0 million in cash into an escrow account set up for that purpose and have committed to purchase equity of the Company up to the total amount deposited in the escrow account in the event that the Company does not raise the amount required through equity offerings. Under the terms of this agreement, in exchange for depositing the required amount into the escrow account and agreeing to purchase equity of the Company as and if required to meet the Company's equity raising requirement, such entities will receive:

(i)
upon the execution of the agreement and the deposit of the required $20.0 million in cash, 2.7 million warrants, each convertible into one share of Class A common stock, with an exercise price of $0.01 per warrant, subject to a nine-month lock-up period commencing on the date of issuance;

(ii)
if, and only if, the Company has raised the entire amount required under the amendment to the Nordea facility within the allotted time frame, the entities will receive on January 1, 2013 warrants, each convertible into one share of Class A common stock, in an amount equal to 5% of the then outstanding share capital of the Company, with an exercise price of $0.01 per warrant.

In the event that the Company does not raise the amount required under the amendment to the Nordea facility through the issuance of equity, the escrowed funds ($20.0 million) will be used to purchase equity of the Company, which will consist of cumulative non-voting preferred stock of the Company having a liquidation preference of $1,000 per share, bearing a 12% annual dividend rate, payable in additional shares of preferred stock. The preferred stock will be convertible, at the option of its holder, within 12 months from its issuance, into shares of Class A common stock of the Company at a conversion price equal to a 15% discount on the weighted average closing price of the Class A common stock during the immediately preceding trailing 15-day period. Upon the end of such twelve-month period, any such preferred shares not previously converted will be converted automatically into Class A common stock upon the same terms. The preferred shares will have no preemptive or preferential rights to purchase or subscribe to shares, warrants or other securities of any class of the Company other than as described above, and will rank senior to all classes of common stock of the Company with respect to dividend rights and liquidation rights.

The board of directors established a special committee of independent directors to address issues in connection with the negotiation of the agreement with the entities depositing funds into the escrow account and the terms of the agreement.

The special committee determined the fairness of the terms of the agreement by taking into consideration various factors, including, but not limited to: (1) the adverse conditions currently prevailing in the shipping market and the industry outlook; (2) the importance of the deposit, which was a mandatory requirement for the lenders to amend the Nordea facility in order to agree to the relaxation of the facility's financial covenants and to allow for the deferral of principal amount of up to $100.0 million; (3) the purpose of such deposited funds to serve as equity financing of last resort until December 31, 2012 for purposes of being able to comply with the requirements imposed by the lenders to agree to the amendment of the facility; (4) the lenders requirement to secure such deposit in a very short period of time; (5) the relationship between the market value of the Company's assets and the level of its indebtedness; (6) the size of the deposit or such last resort equity financing  versus  the limited market liquidity, as well as the lack of financing alternatives; (7) the opportunity cost of the committed amount or a potential capital contribution compared to other similar investment opportunities; and (8) the nature of the compensation. On that basis, the special committee concluded that the terms of this specific transaction are fair to the Company. In connection with determining the fairness of the terms of the transactions described above, the special committee also retained an independent consulting firm to provide information for the special committee's use. The information provided by the independent firm included examples of similar transactions and an evaluation of the terms of the agreement against such similar transactions.

APPENDIX H

TO

DISCLOSURE STATEMENT
OF EXCEL MARITIME CARRIERS LTD. AND CERTAIN OF ITS AFFILIATES

UNAUDITED FINANCIAL STATEMENTS FOR FISCAL YEAR 2012

UNAUDITED

EXCEL MARITIME CARRIERS LTD.

UNAUDITED

EXCEL MARITIME CARRIERS LTD.
CONSOLIDATED BALANCE SHEETS DECEMBER 31, 2011 AND 2012
(Expressed in thousands of U.S. Dollars – except for share and per share data)

ASSETS	2011	2012
CURRENT ASSETS:
Cash and cash equivalents	$53,749	$28,928
Restricted cash (Notes 7 and 8)	5,700	48,916
Accounts receivable trade, net	7,004	6,348
Accounts receivable, other	4,297	2,983
Inventories (Note 5)	8,851	6,807
Prepayments and advances	3,077	1,189
Derivative financial instruments (Note 8)	167	-
Total current assets	82,845	95,171
FIXED ASSETS:
Vessels, net of accumulated depreciation of $528,044 and $148,445 (Note 6)	2,579,285	1,076,994
Office furniture and equipment, net of accumulated depreciation of $2,241 and $2,698 (Note 6)	941	539
Total fixed assets, net	2,580,226	1,077,533
OTHER NON CURRENT ASSETS:
Other deferred non-current assets	1,108	-
Restricted cash (Note 7)	57,750	-
Total other non-current assets	58,858	-
Total assets	$2,721,929	$1,172,704
LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt, net of unamortized deferred financing fees (Note 7)	$104,879	$1,019,501
Accounts payable	12,062	14,562
Due to related parties (Note 4)	486	372
Deferred revenue	13,924	4,758
Accrued liabilities	16,696	19,136
Derivative financial instruments (Note 8)	19,453	31,715
Total current liabilities	167,500	1,090,044
Long-term debt, net of current portion and net of unamortized deferred financing fees (Note 7)	952,716	-
Time charters acquired, net of accumulated amortization of $864,115 and $867,935 (Note 10)	14,633	11,413
Derivative financial instruments (Note 8)	26,516	-
Other non-current liabilities	-	5,563
Total non-current liabilities	993,865	16,976
Total liabilities	1,161,365	1,107,020
Commitments and contingencies (Note 14)	-	-
STOCKHOLDERS’ EQUITY:
Preferred stock, $0.1 par value: 5,000,000 shares authorized, none issued	-	-
Common Stock, $0.01 par value; 994,000,000 Class A shares and 1,000,000 Class B shares authorized; 88,909,430 Class A shares (including Class A shares held in treasury) and 230,746 Class B shares issued and outstanding at December 31, 2011 and 102,780,322 Class A shares and 295,746 Class B shares (including Class A and Class B shares held in treasury), issued and outstanding at December 31, 2012 (Note 11)	891	1,031
Additional paid-in capital (Notes 11 and 12)	1,071,263	1,083,563
Accumulated Other Comprehensive Income (Loss) (Note 8)	(3,064)	365
Retained Earnings(Accumulated deficit)	480,081	(1,032,021)
Treasury stock (78,650 and 3,972,400 Class A shares at December 31, 2011 and 2012 and 588 Class B shares at December 31, 2011 and 2012)	(189)	(40)
Excel Maritime Carriers Ltd. Stockholders’ equity	1,548,982	52,898
Non-controlling interest (Note 1)	11,582	12,786
Total stockholders’ equity	1,560,564	65,684
Total liabilities and stockholders’ equity	$2,721,929	$1,172,704

The accompanying notes are an integral part of these consolidated financial statements.

UNAUDITED

EXCEL MARITIME CARRIERS LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2012
(Expressed in thousands of U.S. Dollars-except for share and per share data)

	2011	2012
REVENUES:
Voyage revenues (Note 1)	$353,397	$242,256
Time charter amortization (Note 10)	3,475	3,667
Revenue from managing related party vessels (Note 4)	17	-
Total revenues	356,889	245,923

EXPENSES:
Voyage expenses (Note 16)	42,740	31,992
Charter hire expense	32,832	29,145
Charter hire amortization (Note 10)	36,526	-
Commissions to related parties (Notes 4 and 16)	3,892	2,563
Vessels operating expenses (Note 16)	85,074	79,780
Depreciation (Note 6)	128,089	127,961
Drydocking and special survey costs	13,326	17,065
General and administrative expenses (Notes 12 and 14)	35,583	35,022
Total Expenses	378,062	323,528

OTHER OPERATING INCOME/(LOSS):
Gain on sale of vessel (Note 6)	6,432	435
Impairment loss on intangible asset (Note 10)	(146,732)	-
Vessel impairment loss (Note 6)	-	(1,372,576)

Operating loss	(161,473)	(1,449,746)

OTHER INCOME (EXPENSES):
Interest and finance costs (Notes 7 and 17)	(37,133)	(52,544)
Interest income	1,551	285
Losses on derivative financial instruments (Note 8)	(13,292)	(9,046)
Foreign exchange gains (losses)	(187)	142
Other, net	839	372
Total other expenses, net	(48,222)	(60,791)

Net loss before taxes and income earned by non-controlling interest	(209,695)	(1,510,537)
US Source Income taxes (Note 15)	(700)	(361)
Net loss before income earned by non-controlling interest	(210,395)	(1,510,898)
Income earned by non-controlling interest	(1,198)	(1,204)
Net loss attributed to Excel Maritime Carriers Ltd.	$(211,593)	$(1,512,102)

Losses per common share, basic (Note 13)	$(2.51)	$(16.47)
Weighted average number of shares, basic	84,463,674	91,787,564
Losses per common share, diluted (Note 13)	$(2.51)	$(16.47)
Weighted average number of shares, diluted	84,463,674	91,787,564

The accompanying notes are an integral part of these consolidated financial statements.

UNAUDITED

EXCEL MARITIME CARRIERS LTD.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2012
(Expressed in thousands of U.S. Dollars)

	2011	2012

Net loss	$(210,395)	$(1,510,898)

Other Comprehensive Income (loss):
Unrealized interest rate swap gains (losses)	(4,225)	(1,237)
Reclassification adjustments of interest rate swap losses transferred to Consolidated Statement of Operations	704	4,472
Actuarial gains	246	194
Other Comprehensive Income (loss)	(3,275)	3,429

Comprehensive loss	$(213,670)	$(1,507,469)

Comprehensive income attributable to the non-controlling interest	(1,198)	(1,204)

Comprehensive loss attributed to Excel Maritime Carriers Ltd.	$(214,868)	$(1,508,673)

The accompanying notes are an integral part of these consolidated financial statements.

UNAUDITED

EXCEL MARITIME CARRIERS LTD.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2012
(Expressed in thousands of U.S. Dollars – except for share data)

	Common Stock
	Number of Shares	Par Value	Additional Paid-in Capital	Accumulated other comprehensive income (loss)	Retained Earnings (Accumulated Deficit)	Treasury Stock	Excel Maritime Carriers Ltd. Stockholders’ Equity	Non-controlling interest	Total Stockholders’ equity
BALANCE, December 31, 2010	85,127,525	$851	$1,061,134	$211	$691,674	$(189)	$1,753,681	$10,467	$1,764,148
- Net (loss)/ income	-	-	-	-	(211,593)	-	(211,593)	1,198	(210,395)
-Issuance of restricted stock and stock based compensation expense	4,012,651	40	10,129	-	-	-	10,169	-	10,169
-Joint venture de-consolidation	-	-	-	-	-	-	-	(83)	(83)
-Unrealized interest rate swap losses	-	-	-	(3,521)	-	-	(3,521)	-	(3,521)
-Actuarial gains	-	-	-	246	-	-	246	-	246
BALANCE, December 31, 2011	89,140,176	$891	$1,071,263	$(3,064)	$480,081	$(189)	$1,548,982	$11,582	$1,560,564
- Net (loss)/ income	-	-	-	-	(1,512,102)	-	(1,512,102)	1,204	(1,510,898)
-Issuance of common stock	5,831,139	58	4,003	-	-	-	4,061	-	4,061
-Issuance of treasury stock	3,972,400	40	-	-	-	(40)	-	-	-
-Cancellation of treasury stock	(78,650)	-	(189)	-	-	189	-	-	-
-Back Stop Agreement	-	-	5,103	-	-	-	5,103	-	5,103
-Issuance of restricted stock and stock based compensation expense	4,211,003	42	3,383	-	-	-	3,425	-	3,425
- Unrealized interest rate swap losses & reclassification adjustments of interest rate swap losses transferred to Consolidated Statement of Operations	-	-	-	3,235	-	-	3,235	-	3,235
-Actuarial gains	-	-	-	194	-	-	194	-	194
BALANCE, December 31, 2012	103,076,068	$1,031	$1,083,563	$365	$(1,032,021)	$(40)	$52,898	$12,786	$65,684

The accompanying notes are an integral part of these consolidated financial statements.

UNAUDITED

EXCEL MARITIME CARRIERS LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2012
(Expressed in thousands of U.S. Dollars)

	2011	2012
Cash Flows from Operating Activities:
Net loss	$(210,395)	$(1,510,898)
Adjustments to reconcile net loss to net cash
provided by operating activities:
Depreciation	128,089	127,961
Amortization of convertible notes debt discount	7,365	8,080
Amortization of deferred financing fees	3,425	3,746
Time charter revenue amortization, net of charter hire amortization expense and write-off	33,051	(3,471)
Vessel impairment loss	-	1,372,576
Back stop agreement	-	5,103
Write-off of other deferred non-current asset	-	1,359
Impairment loss on intangible asset	146,732	-
Gain on joint venture de-consolidation	(83)	-
Gain on sale of vessel	(6,432)	(435)
Stock-based compensation expense	10,169	3,425
Unrealized gains on derivative financial instruments	(8,780)	(10,852)
Unrecognized actuarial losses	246	194
Changes in operating assets and liabilities:
Accounts receivable	1,206	1,970
Financial instruments settled in the period	-	-
Inventories	(664)	2,044
Prepayments and advances	676	1,888
Accounts payable	961	7,500
Due to related parties	(341)	(114)
Accrued liabilities	3,088	3,003
Deferred revenue	(3,963)	(9,166)
Net Cash provided by Operating Activities	$104,350	$3,913
Cash Flows used in Investing Activities:
Advances for vessels under construction	(18,267)	-
Additions to vessel cost	(25)	(29)
Proceeds from sale of vessel	17,089	2,675
Office furniture and equipment	(317)	(55)
Net cash provided by (used in) Investing Activities	$(1,520)	$2,591
Cash Flows used in Financing Activities:
(Increase) decrease in restricted cash	(7,762)	14,534
Proceeds from long-term debt	27,100	-
Repayment of long-term debt	(133,448)	(47,160)
Contributions from non-controlling interests	-	-
Issuance of common stock / exercise of warrants, net of related issuance costs-related parties	-	-
Issuance of common stock, net of related issuance costs	-	4,061
Payment of financing fees	(888)	(2,760)
Net cash used in Financing Activities	$(114,998)	$(31,325)
Net decrease in cash and cash equivalents	(12,168)	(24,821)
Cash and cash equivalents at beginning of year	65,917	53,749
Cash and cash equivalents at end of the year	$53,749	$28,928

SUPPLEMENTAL CASH FLOW INFORMATION:
-Cash paid during the year for:
Interest payments	$22,632	$32,235
US Source Income taxes	$650	$479

The accompanying notes are an integral part of these consolidated financial statements.

UNAUDITED

EXCEL MARITIME CARRIERS LTD.
Notes to Consolidated Financial Statements
December 31, 2012
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

1.     Basis of Presentation:

The accompanying consolidated financial statements include the accounts of Excel Maritime Carriers Ltd. and its wholly owned subsidiaries and majority owned subsidiary (collectively, the “Company” or “Excel”). Excel was formed in 1988, under the laws of the Republic of Liberia. In July 2012, the Company separated its ship-owning business from its chartering business and in connection with such separation, implemented an internal reorganization that resulted in changes to its corporate structure as presented below. The Company is engaged in the ocean transportation of dry bulk cargoes worldwide through the ownership and operation of bulk carrier vessels.

	Company	Country of Incorporation	Vessel name	Type	Year Built
	Ship-owning companies with vessels in operation
1.	Hope Shipco LLC	Marshall Islands	Mairaki	Capesize	2011
2.	Christine Shipco LLC (1)	Marshall Islands	Christine	Capesize	2010
3.	Sandra Shipco LLC	Marshall Islands	Sandra	Capesize	2008
4.	Iron Miner Shipco LLC	Marshall Islands	Iron Miner	Capesize	2007
5.	Iron Beauty Shipco LLC	Marshall Islands	Iron Beauty	Capesize	2001
6.	Kirmar Shipco LLC	Marshall Islands	Kirmar	Capesize	2001
7.	Lowlands Beilun Shipco LLC	Marshall Islands	Lowlands Beilun	Capesize	1999
8.	Iron Brooke Shipco LLC	Marshall Islands	Iron Brooke	Kamsarmax	2007
9.	Iron Lindrew Shipco LLC	Marshall Islands	Iron Lindrew	Kamsarmax	2007
10.	Iron Manolis Shipco LLC	Marshall Islands	Iron Manolis	Kamsarmax	2007
11.	Coal Gypsy Shipco LLC	Marshall Islands	Coal Gypsy	Kamsarmax	2006
12.	Coal Hunter Shipco LLC	Marshall Islands	Coal Hunter	Kamsarmax	2006
13.	Pascha Shipco LLC	Marshall Islands	Pascha	Kamsarmax	2006
14.	Santa Barbara Shipco LLC	Marshall Islands	Santa Barbara	Kamsarmax	2006
15.	Iron Fuzeyya Shipco LLC	Marshall Islands	Iron Fuzeyya	Kamsarmax	2006
16.	Ore Hansa Shipco LLC	Marshall Islands	Ore Hansa	Kamsarmax	2006
17.	Iron Kalypso Shipco LLC	Marshall Islands	Iron Kalypso	Kamsarmax	2006
18.	Iron Anne Shipco LLC	Marshall Islands	Iron Anne	Kamsarmax	2006
19.	Iron Bill Shipco LLC	Marshall Islands	Iron Bill	Kamsarmax	2006
20.	Iron Vassilis Shipco LLC	Marshall Islands	Iron Vassilis	Kamsarmax	2006
21.	Iron Bradyn Shipco LLC	Marshall Islands	Iron Bradyn	Kamsarmax	2005
22.	Grain Express Shipco LLC	Marshall Islands	Grain Express	Panamax	2004
23.	Iron Knight Shipco LLC	Marshall Islands	Iron Knight	Panamax	2004
24.	Grain Harvester Shipco LLC	Marshall Islands	Grain Harvester	Panamax	2004
25.	Coal Pride Shipco LLC	Marshall Islands	Coal Pride	Panamax	1999
26.	Fianna Navigation S.A	Liberia	Isminaki	Panamax	1998
27.	Marias Trading Inc.	Liberia	Angela Star	Panamax	1998
28.	Yasmine International Inc.	Liberia	Elinakos	Panamax	1997
29.	Amanda Enterprises Ltd.	Liberia	Happy Day	Panamax	1997
30.	Fountain Services Ltd.	Liberia	Powerful	Panamax	1994
31.	Teagan Shipholding S.A.	Liberia	First Endeavour	Panamax	1994
32.	Tanaka Services Ltd.	Liberia	Rodon	Panamax	1993
33.	Whitelaw Enterprises Co.	Liberia	Birthday	Panamax	1993
34.	Candy Enterprises Inc.	Liberia	Renuar	Panamax	1993
35.	Harvey Development Corp.	Liberia	Fortezza	Panamax	1993
36.	Minta Holdings S.A.	Liberia	July M	Supramax	2005
37.	Odell International Ltd.	Liberia	Mairouli	Supramax	2005
38.	Ingram Limited	Liberia	Emerald	Handymax	1998
39.	Castalia Services Ltd.	Liberia	Princess I	Handymax	1994

(1)	Christine Shipco LLC is owned 71.4% by the Company.

UNAUDITED

EXCEL MARITIME CARRIERS LTD.
Notes to Consolidated Financial Statements
December 31, 2012
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

1.         Basis of Presentation-continued

	Company	Country of Incorporation	Vessel name	Type	Year Built
	Non-shipowning company with vessel in operation (2)
40.	Coal Glory Shipco LLC	Marshall Islands	Coal Glory	Panamax	1995

(2)	Indicates a company whose vessel was sold to a third party in July 2007 and subsequently leased back under a bareboat charter. The vessel was redelivered to her owners in January 2013.

The following wholly-owned subsidiaries have been established to acquire vessels, although vessels have not yet been identified:

	Company	Country of Incorporation
41.	Magalie Investments Corp.	Liberia
42.	Melba Management Ltd.	Liberia

The Company is also the sole owner of the following subsidiaries:

	Company	Country of Incorporation
43.	Maryville Maritime Inc. (1)	Liberia
44.	Point Holdings Ltd. (2)	Liberia
45.	Naia Development Corp. (3)	Liberia
46.	Thurman International Ltd. (4)	Liberia
47.	Bird Acquisition Corp (5)	Marshall Islands
48.	Liegh Jane Navigation S.A. (6)	Liberia
49.	Snapper Marine Ltd. (7)	Liberia
50.	Centel Shipping Company Limited (8)	Cyprus
51.	Fearless Shipco LLC (9)	Marshall Islands
52.	Barbara Shipco LLC (9)	Marshall Islands
53.	Linda Leah Shipco LLC (9)	Marshall Islands
54.	King Coal Shipco LLC (9)	Marshall Islands
55.	Coal Age Shipco LLC (9)	Marshall Islands
56.	Iron Man Shipco LLC (9)	Marshall Islands
57.	Barland Holdings Inc. (10)	Liberia
58.	Excel Maritime Carriers LLC	United States of America

(1)	Maryville Maritime Inc. (“Maryville”) is a management company that provides the technical management of Excel’s vessels.

(2)	Point Holdings Ltd. is the parent company (100% owner) of Naia Development Corp. and three Liberian non ship-owning companies.

(3)	Naia Development Corp. is the parent company (100% owner) of Bird Acquisition Corp.

(4)	Thurman International Ltd. is the parent company (100% owner) of Centel Shipping Company Limited, the owner of M/V Lady, a vessel sold in August 2011.

(5)	Bird is the parent company (100% owner) of 7 Marshall Islands non ship-owning companies.

(6)	Previously the owning company of Swift, a vessel sold in March 2009.

(7)	Previously the owning company of Marybelle, a vessel sold in February 2011.

UNAUDITED

EXCEL MARITIME CARRIERS LTD.
Notes to Consolidated Financial Statements
December 31, 2012
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

1.       Basis of Presentation-continued

(8)	Previously the owning company of Lady, a vessel sold in August 2011.

(9)	Indicates a company whose vessel was sold to a third party in July 2007 and subsequently leased back under a bareboat charter. The vessel was redelivered to her owners in 2012.

(10)	Previously the owning company of Attractive, a vessel sold in December 2012.

Concentration of credit risk

During the years ended December 31, 2011 and 2012 two and three charterers, respectively, individually accounted for more than 10% of the Company’s voyage revenues as follows:

Charterer	2011	2012
A	14%	10%
B	11%	16%
C	-	14%

The outstanding balance ($1,176) of these charterers as of December 31, 2012 was not material, representing less of 2% of Company’s current assets at the balance sheet date.

The consolidated balance sheet, statement of operations and stockholders’ equity, cash flow data and other financial information for the year ended December 31, 2011, have been derived from the Company’s consolidated financial statements included in its 2011 Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 30, 2012.

2.       Significant Accounting policies:

a)
Principles of Consolidation: The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles and include in each of the three years in the period ended December 31, 2012 the accounts and operating results of the Company and its wholly-owned and majority-owned subsidiaries. All inter-company balances and transactions have been eliminated in consolidation. The Company consolidates all subsidiaries that are more than 50% owned and presents any non-controlling interests, representing the portion of equity in a subsidiary not attributable, directly or indirectly, to the Company, in the consolidated statement of financial position within equity separate from the Company's equity and the portion of the net income or loss of the subsidiary earned or assumed by the non-controlling interest in the consolidated statements of operations as non controlling interests. In addition, following the provisions of ASC 810, “Consolidation”, the Company evaluates any interest held in other entities to determine whether the entity is a Variable Interest Entity (“VIE”) and if the Company is the primary beneficiary of the VIE.

b)
Use of Estimates: The preparation of consolidated financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

UNAUDITED

EXCEL MARITIME CARRIERS LTD.
Notes to Consolidated Financial Statements
December 31, 2012
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

2.       Significant Accounting policies-continued

c)
Other Comprehensive Income (Loss): The Company follows the provisions of ASC 220, “Comprehensive Income”, which requires separate presentation of certain transactions, which are recorded directly as components of stockholders’ equity. The Company’s comprehensive income (loss) is comprised of net income less actuarial gains/losses related to the implementation of ASC 715, “Compensation-Retirement Benefits”, as well as the changes in the fair value of the derivatives that qualify for hedge accounting, net of the realized losses of such derivatives which are reclassified to consolidated statement of operations, in accordance with ASC 815 “Derivatives and Hedging”.

In June 2011, the FASB issued ASU 2011-05, Comprehensive Income, Presentation of Comprehensive Income (Topic 220), which revises the manner in which entities present comprehensive income in their financial statements. The new guidance removes the presentation options in ASC 220 and requires entities to report components of comprehensive income in either (i) a continuous statement of comprehensive income or (ii) two separate but consecutive statements. Under the two-statement approach, an entity is required to present components of net income and total net income in the statement of net income. The statement of other comprehensive income should immediately follow the statement of net income and include the components of other comprehensive income and a total for other comprehensive income, along with a total for comprehensive income. The amendments in this Update do not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income. The amendments in this Update should be applied retrospectively and they were adopted by the Company in the accompanying consolidated financial statements with no material effect.

d)
Concentration of Credit Risk:  Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist principally of cash and cash equivalents, trade accounts receivable and derivative contracts (mainly interest rate swaps). The Company places its cash and cash equivalents, consisting mostly of deposits, with various financial institutions and performs periodic evaluations of the relative credit standing of those financial institutions. The Company limits its credit risk with accounts receivable by performing ongoing credit evaluations of its customers’ financial condition. The Company does not obtain rights to collateral to reduce its credit risk. The Company is exposed to credit risk in the event of non-performance by counter parties to derivative instruments; however, the Company limits its exposure by diversifying among counter parties considering their credit ratings.

e)
Foreign Currency Translation: The functional currency of the Company is the U.S. Dollar because the Company’s vessels operate in international shipping markets, and therefore primarily transact business in U.S. Dollars. The Company’s accounting records are maintained in U.S. Dollars. Transactions involving other currencies during the year are converted into U.S. Dollars using the exchange rates in effect at the time of the transactions. At the balance sheet date, monetary assets and liabilities, which are denominated in other currencies, are translated into U.S. Dollars at the year-end exchange rates. Resulting gains or losses are separately reflected in the accompanying consolidated statements of operations.

f)	Cash and Cash Equivalents: The Company considers highly liquid investments such as time deposits and certificates of deposit with an original maturity of three months or less to be cash equivalents.

g)
Restricted Cash: Restricted cash includes bank deposits that are required under the Company’s borrowing arrangements which are used to fund the loan instalments coming due. The funds can only be used for the purposes of loan repayment. In addition, restricted cash also includes minimum cash deposits required to be maintained with certain banks under the Company’s borrowing arrangements and derivative financial instruments.

UNAUDITED

EXCEL MARITIME CARRIERS LTD.
Notes to Consolidated Financial Statements
December 31, 2012
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

2.       Significant Accounting policies-continued

h)
Accounts Receivable Trade, net: Accounts receivable-trade, net at each balance sheet date, includes receivables from charterers for hire, freight and demurrage billings, net of any provision for doubtful accounts. The Company’s revenue is based on contracted charter parties. However, there is always the possibility of dispute over terms and payment of hires and freights, as disagreements may arise in relation to the responsibility of lost time and revenue due to the Company. Accordingly, at each balance sheet date, all potentially uncollectible accounts are assessed individually for purposes of determining the appropriate provision for doubtful accounts primarily based on the aging of such balances and any amounts in disputes. The provision for doubtful accounts at December 31, 2011 and 2012 amounted to $339 and $702, respectively.

i)
Insurance Claims: The Company records insurance claim recoveries for insured losses incurred on damage to fixed assets and for insured crew medical expenses. Insurance claim recoveries are recorded, net of any deductible amounts, at the time the Company’s fixed assets suffer insured damages or when crew medical expenses are incurred, recovery is probable under the related insurance policies and the Company can make an estimate of the amount to be reimbursed following the insurance claim.

j)	Inventories: Inventories consist of consumable bunkers and lubricants, which are stated at the lower of cost or market value. Cost is determined by the first in, first out method.

k)
Vessels, net: Vessels are stated at cost, which consists of the contract price and any material expenses incurred upon acquisition (initial repairs, improvements, delivery expenses and other expenditures to prepare the vessel for her initial voyage). Subsequent expenditures for major improvements are also capitalized when they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels. Otherwise these amounts are charged to expense as incurred. The cost of each of the Company’s vessels is depreciated beginning when the vessel is ready for her intended use, on a straight-line basis over the vessel’s remaining economic useful life, after considering the estimated residual value (vessel’s residual value is equal to the product of its lightweight tonnage and estimated scrap rate). Management estimates the scrap value per light weight ton (LWT) to be $0.2 which is based on the historical demolition prices prevailing in the market while management estimates the useful life of the Company’s vessels to be 28 years from the date of initial delivery from the shipyard. However, when regulations place limitations over the ability of a vessel to trade on a worldwide basis, her remaining useful life is adjusted at the date such regulations become effective.

l)
Office furniture and Equipment, net: Office furniture and equipment, net are stated at cost less accumulated depreciation. Depreciation is calculated on a straight line basis over the estimated useful life of the specific asset placed in service which range from three to nine years.

m)
Impairment of Long-Lived Assets: The Company follows the guidance under ASC 360, “Property, Plant and Equipment”, which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. The standard requires that long-lived assets and certain identifiable intangibles held and used or disposed of by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. When the estimate of undiscounted cash flows, excluding interest charges, expected to be generated by the use of the asset is less than its carrying amount, the Company should evaluate the asset for an impairment loss.

Measurement of the impairment loss is based on the fair value of the asset which is determined based on management estimates and assumptions and by making use of available market data. The fair values are determined through Level 2 inputs of the fair value hierarchy as defined in ASC 820 "Fair value measurements and disclosures" and are derived principally from or by corroborated or observable market data. Inputs, considered by management in determining the fair value, include independent broker's valuations, FFA indices, average charter hire rates and other market observable data that allow value to be determined.

UNAUDITED

EXCEL MARITIME CARRIERS LTD.
Notes to Consolidated Financial Statements
December 31, 2012
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

2.       Significant Accounting policies-continued

The Company evaluates the carrying amounts and periods over which long-lived assets are depreciated to determine if events have occurred which would require modification to their carrying values or useful lives. In evaluating useful lives and carrying values of long-lived assets, management reviews certain indicators of potential impairment, such as undiscounted projected operating cash flows, vessel sales and purchases, business plans and overall market conditions.

n)
Assets Held For Sale:  In accordance with ASC 360, “Property, Plant, and Equipment”, the Company classifies long-lived assets to be sold as held-for-sale in the period in which all of the following criteria are met: management having the appropriate authority commits to a plan to sell the asset; the asset is available for immediate sale in its present condition; an active program to locate a buyer and other actions required to sell the asset have been initiated; sale of the asset is probable and expected to occur within one year; the asset is being actively marketed for sale at a price that is reasonable in relation to its fair value; and actions required to complete the plan indicate that it is unlikely significant changes to the plan will be made or that the plan will be withdrawn. Assets held-for-sale are not depreciated and are measured at the lower of carrying amount or fair value less costs to sell.

o)
Intangible assets/liabilities related to time charter acquired: Where the Company identifies any assets or liabilities associated with the acquisition of a vessel, the Company records all such identified assets or liabilities at fair value. Fair value is determined by reference to market data. The Company values any asset or liability arising from the market value of the time charters assumed when a vessel is acquired. The amount to be recorded as an asset or liability at the date of vessel delivery is based on the difference between the current fair value of a charter with similar characteristics as the time charter assumed and the net present value of future contractual cash flows from the time charter contract assumed.

When the present value of the time charter assumed is greater than the current fair value of such charter, the difference is recorded as an asset; otherwise, the difference is recorded as liability. Such assets (so long as recoverability tests support their carrying values) and liabilities, respectively, are amortized over the remaining term of the related charters as an increase in charter hire expense and revenue, respectively, and are classified as non-current in the accompanying consolidated balance sheets.

Following the guidance under ASC 360 discussed under (m) above, the Company tests the intangible assets for recoverability whenever events or changes in circumstances indicate that their carrying amount may not be recoverable.

p)	Accounting for Dry-Docking and Special Survey Costs: The Company follows the direct expense method under which the dry-docking and special survey costs are expensed as incurred.

q)
Financing Costs: Direct and incremental costs related to the issuance of debt such as legal, bankers or underwriters’ fees are capitalized and reflected as deferred financing costs. Amounts paid to lenders or required to be paid to third parties on the lender’s behalf are classified as a contra to debt. All such financing costs are amortized to interest and finance costs using the effective interest method over the life of the related debt or for debt instruments that are puttable by the holders prior to the debt’s stated maturity, over a period no longer than through the first put option date. Unamortized fees relating to loans repaid or refinanced as debt extinguishment are expensed as interest and finance costs in the period the repayment or extinguishment is made.

r)
Convertible Senior Notes: The Company follows the provisions of ASC Topic 470-20, “Debt with Conversion and Other Options,” which requires the issuer of certain convertible debt instruments that may be settled in cash on conversion to separately account for the liability (debt) and equity (conversion option) components of the instrument in a manner that reflects the issuer’s non-convertible debt borrowing rate.

UNAUDITED

EXCEL MARITIME CARRIERS LTD.
Notes to Consolidated Financial Statements
December 31, 2012
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

2.       Significant Accounting policies-continued

s)
Financial Instruments: The principal financial assets of the Company consist of cash and cash equivalents and restricted cash, accounts receivable, trade (net of allowance), and prepayments and advances. The principal financial liabilities of the Company consist of accounts payable, accrued liabilities, deferred revenue, long-term debt, and interest-rate swaps. The carrying amounts reflected in the accompanying consolidated balance sheets of financial assets and liabilities, with the exception of the 1.875% Unsecured Convertible Senior Notes due 2027 (Note 9), approximate their respective fair values.

t)
Fair Value Measurements: The Company follows the provisions of ASC 820, “Fair Value Measurements and Disclosures” which defines, and provides guidance as to the measurement of, fair value. ASC 820 creates a hierarchy of measurement and indicates that, when possible, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. The fair value hierarchy gives the highest priority (Level 1) to quoted prices in active markets and the lowest priority (Level 3) to unobservable data, for example, the reporting entity’s own data. Under the standard, fair value measurements are separately disclosed by level within the fair value hierarchy. ASC 820 applies when assets or liabilities in the financial statements are to be measured at fair value, but does not require additional use of fair value beyond the requirements in other accounting principles.

In May 2011, the FASB issued ASU 2011-04, Fair Value Measurements, Amendments to achieve common fair value measurements and disclosure requirements in U.S. GAAP and IFRS (Topic 820). The ASU is the result of joint efforts by the FASB and IASB to develop a single, converged fair value framework on how to measure fair value and on what disclosures to provide about fair value measurements. While the ASU is largely consistent with existing fair value measurement principles in U.S. GAAP, it expands ASC 820’s existing disclosure requirements for fair value measurements and makes other amendments. Many of these amendments are being made to eliminate unnecessary wording differences between U.S. GAAP and IFRSs. However, some could change how the fair value measurement guidance in ASC 820 is applied. The adoption of this amendment in 2012 did not have a material effect on the presentation of the Company’s consolidated financial statements.

u)
Fair value option:  In February, 2007, the FASB issued ASC 825, “Financial Instruments,” which permits companies to report certain financial assets and financial liabilities at fair value.  ASC 825 was effective for the Company as of January 1, 2008 at which time the Company could elect to apply the standard prospectively and measure certain financial instruments at fair value. The Company has evaluated the guidance contained in ASC 825, and has elected not to report any existing financial assets or liabilities at fair value that are not already reported, therefore, the adoption of the statement had no impact on its financial position and results of operations.  The Company retains the ability to elect the fair value option for certain future assets and liabilities acquired under this new pronouncement.

v)
Derivatives:   Derivative financial instruments are used to manage risk related to fluctuations of interest rates, hire rates and currency exchange rates. At the inception of a hedge relationship, the Company formally designates and documents the hedge relationship to which the Company wishes to apply hedge accounting and the risk management objective and strategy undertaken for the hedge. The documentation includes identification of the hedging instrument, hedged item or transaction, the nature of the risk being hedged and how the entity will assess the hedging instrument’s effectiveness in offsetting exposure to changes in the hedged item’s cash flows attributable to the hedged risk. A cash flow hedge is a hedge of the exposure to variability in cash flows that is attributable to a particular risk associated with a recognized asset or liability, or a highly probable forecasted transaction that could affect profit or loss. Such hedges are expected to be highly effective in achieving offsetting changes in cash flows and are assessed on an ongoing basis to determine whether they actually have been highly effective throughout the financial reporting periods for which they were designated. All derivatives are recorded on the balance sheet as assets or liabilities and measured at fair value. For derivatives designated as cash flow hedges, the effective portion of the changes in fair value of the derivatives are recorded in Accumulated Other Comprehensive Income (Loss) and subsequently recognized in earnings when the hedged items impact earnings.

UNAUDITED

EXCEL MARITIME CARRIERS LTD.
Notes to Consolidated Financial Statements
December 31, 2012
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

2.       Significant Accounting policies-continued

The changes in fair value of derivatives not qualifying for hedge accounting are recognized in earnings. The Company discontinues cash flow hedge accounting if the hedging instrument expires and it no longer meets the criteria for hedge accounting or designation is revoked by the Company. At that time, any cumulative gain or loss on the hedging instrument recognized in equity is kept in equity until the forecasted transaction occurs. When the forecasted transaction occurs, any cumulative gain or loss on the hedging instrument is recognized in profit or loss. If a hedged transaction is no longer expected to occur, the net cumulative gain or loss recognized in equity is transferred to net profit or loss for the year as financial income or expense.

The Company follows the accounting pronouncement relating to the expanded disclosure requirements about derivative instruments and hedging activities codified as ASC 815, “Derivatives and Hedging”. ASC 815 intents to provide users of financial statements with an enhanced understanding of: (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for, and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows.

ASC 815 requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about the fair value of and gains and losses on derivative instruments, and disclosures about credit-risk-related contingent features in derivative instruments. ASC 815 relates to disclosures only and its adoption did not have any effect on the financial condition, results of operations or liquidity of the Company.

w)
Accounting for Revenues and Related Expenses: The Company generates its revenues from charterers for the charterhire of its vessels. Vessels are chartered using either voyage charters, where a contract is made in the spot market for the use of a vessel for a specific voyage for a specified charter rate, or time charters, where a contract is entered into for the use of a vessel for a specific period of time and a specified daily charterhire rate and any profit share over the daily charterhire rate, where applicable. If a charter agreement exists and collection of the related revenue is reasonably assured, revenue is recognized, as it is earned ratably over the duration of the period of each voyage or time charter. Revenue on any profit share is recognized following the same criteria. Time charter revenues are recorded over the term of the charter as service is provided. Under a voyage charter the revenues are recognized proportionately over the duration of the voyage. A voyage is deemed to commence upon the completion of discharge of the vessel’s previous cargo and the vessel’s sail to the next fixed loading port and is deemed to end upon the completion of discharge of the current cargo. A voyage charter contract with a charterer consists of sailing to the load port (the positioning leg), loading the cargo, sailing to the discharge port and discharging the cargo. The charter contract therefore requires the relevant vessel to proceed to the port or place as ordered by the charterer and is not cancellable in the positioning leg, provided that the Company fulfils its contractual commitment. Performance under the contract begins upon sailing to the load port (the positioning leg). Non-cancelable voyage contracts are generally arranged prior to the completion of an existing contract. Assuming, therefore, that a non-cancelable voyage charter agreement is in place, voyage revenue recognition, under the discharge-to-discharge method, commences once the discharge of the previous charter’s cargo is complete and the vessel sails for loading. The voyage is deemed complete at the point the vessel has left the discharge terminal.

Demurrage income represents payments by the charterer to the vessel owner when loading or discharging time exceeded the stipulated time in the voyage charter and is recognized as it is earned. Deferred revenue includes cash received prior to the balance sheet date and is related to revenue earned after such date. Voyage expenses, primarily consisting of port, canal and bunker expenses that are unique to a particular charter, are paid for by the charterer under the time charter arrangements or by the Company under voyage charter arrangements, except for commissions, which are always paid for by the Company, regardless of charter type.

All voyage and vessel operating expenses are expensed as incurred, except for commissions. Commissions paid to brokers are deferred and amortized over the related voyage charter period to the extent revenue has been deferred since commissions are earned as the Company’s revenues are earned.

UNAUDITED

EXCEL MARITIME CARRIERS LTD.
Notes to Consolidated Financial Statements
December 31, 2012
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

2.       Significant Accounting policies-continued

x)
Repairs and Maintenance: All repair and maintenance expenses including underwater inspection expenses are expensed in the year incurred and are included in Vessel operating expenses in the accompanying consolidated statements of operations.

y)
Pension and Retirement Benefit Obligations: Administrative employees are covered by state-sponsored pension funds. Both employees and the Company are required to contribute a portion of the employees’ gross salary to the fund. Upon retirement, the state-sponsored pension funds are responsible for paying the employees retirement benefits and accordingly the Company has no such obligation. Employer’s contributions for the years ended December 31, 2011 and 2012 amounted to $3.3 million and $3.0 million, respectively.

z)
Staff Leaving Indemnities – Administrative Personnel: The Company’s employees are entitled to termination payments in the event of dismissal or retirement with the amount of payment varying in relation to the employee’s compensation, length of service and manner of termination (dismissed or retired). Employees who resign, or are dismissed with cause are not entitled to termination payments. The Company’s liability on an actuarially determined basis, at December 31, 2011 and 2012 amounted to $1.0 million and $0.6. million respectively, while the amount recognized in Accumulated Other Comprehensive Income/Loss at December 31, 2011 and 2012, following the adoption of ASC 715, “Compensation-Retirement Benefits” amounted to a gain of $0.2 million and $0.4 million, respectively.

aa)
Stock-Based Compensation: Following the provisions of ASC 718, “Compensation- Stock Compensation” the Company recognizes all share-based payments to employees, including grants of employee stock options, in the consolidated statements of operations based on their fair values on the grant date. Compensation cost on stock based awards with graded vesting is recognized on an accelerated basis as though each separately vesting portion of the award was, in substance, a separate award.

bb)
Taxation: The Company follows the provisions of  ASC 740-10, "Accounting for Uncertainty in Income Taxes” which clarifies the accounting for uncertainty in income taxes by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. ASC 740-10 also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.

cc)
Earnings (losses) per Common Share: Basic earnings (losses) per common share are computed by dividing net income (loss) available to common stockholders by the weighted average number of common shares outstanding during the year. Diluted earnings (losses) per common share, reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised.

dd)
Segment Reporting: The Company reports financial information and evaluates its operations by charter revenues and not by the length of ship employment for its customers, i.e. spot or time charters. The Company does not use discrete financial information to evaluate the operating results for each such type of charter. Although revenue can be identified for these types of charters, management cannot and does not identify expenses, profitability or other financial information for these charters. As a result, management, including the chief operating decision maker, reviews operating results solely by revenue per day and operating results of the fleet and thus the Company has determined that it operates under one reportable segment. Furthermore, when the Company charters a vessel to a charterer, the charterer is free to trade the vessel worldwide and, as a result, the disclosure of geographic information is impracticable.

UNAUDITED

EXCEL MARITIME CARRIERS LTD.
Notes to Consolidated Financial Statements
December 31, 2012
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

3.       Going concern:

Over the past year, the Company has experienced significant losses and reduction in cash and cash equivalents, which has affected, and which the Company expects will continue to affect, its ability to satisfy its obligations. As charter rates for bulkers have experienced a high degree of volatility and the Company had to re-charter its vessels at low prevailing market rates, the Company experienced significant reduction in cash flow, which in turn further impaired the Company's liquidity. At December 31, 2012, the Company reported a working capital deficit of approximately $1.0 billion.

As a result of the conditions set out above, over a period of time, the Company was not in compliance with certain of its covenants under its credit facilities and derivative agreements (Note 7 and 8), while subsequent to December 31, 2012 defaulted also in respect of making certain principal payments (Note 18), both resulting in the acceleration of its debt. As of December 31, 2012, long-term debt of $1.0 billion and derivative financial instruments of $31.7 million have been classified under current liabilities in the consolidated balance sheet as a result of the above violations of the debt terms and covenants and the cross default provisions contained in the above agreements.

The Company is currently in advanced restructuring discussions with its lenders under its syndicated credit facility, dated as of April 14, 2008 (the “Syndicate Lenders”). The aim of the restructuring is to increase liquidity, improve debt maturity profile, obtain releases from certain of its indebtedness and deleverage the Company on a going forward basis. The restructuring plan, a term sheet of which is currently at the execution phase, provides for a reorganization which would utilize also the bankruptcy laws of the United States and will include, among others, amended loan amortization schedules and extension of the syndicated facility’s maturity. While such discussions continue, the Syndicate Lenders have agreed to forbear from exercising their rights in connection with the principal installments that have become due through May 31, 2013 (Note 18(a)). The Company’s access to the escrowed funds to fund its equity raising commitment, discussed in Note 7, has been similarly extended to May 31, 2013. To date, the Company has not obtained forbearance from its lenders with respect to other, non-payment related, defaults under its syndicated and bilateral credit facilities as well as under its convertible notes.

The Company is in similar discussions with Credit Suisse AG and DVB Bank SE for the restructuring of its bilateral credit facilities. In addition, in May 2013, the Company reached an agreement with ABN Amro Bank N.V. (“ABN”) pursuant to which it settled its liability resulting from covenant violations and non-compliance with the cross-default provisions contained in the bilateral credit facility and the derivative agreement, amounting to approximately $35.0 million and $29.2 million, respectively, by transferring its ownership interest in the borrowing entity and the vessel under such entity’s direct ownership to ABN (Note 18(d)).

As of December 31, 2012, the Company has incurred expenses of $8.7 million in relation to the restructuring process, which are included in general and administrative expenses in the accompanying 2012 consolidated statements of operations.

While the Company continues to use its best efforts to complete the restructuring, its outcome, as well as, the ultimate accounting impact of such restructuring is still unknown and will not be determined until the final terms of the restructuring are reached with the Company's lenders. An adverse outcome can negatively impact the Company’s ability to continue to conduct business, the trading of its common shares and its ability to remain listed on NYSE.

All of the above raise substantial doubt regarding the Company's ability to continue as a going concern.

The consolidated financial statements have been prepared assuming that the Company will continue as a going concern. Accordingly, the consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts, the amounts and classification of liabilities, or any other adjustments that might result in the event the Company is unable to continue as a going concern.

UNAUDITED

EXCEL MARITIME CARRIERS LTD.
Notes to Consolidated Financial Statements
December 31, 2012
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

4.           Transactions with Related Parties:

Commercial Services

The Company has a brokering agreement with an entity affiliated with the Company’s Chairman of the Board of Directors according to which the Company is being provided with brokerage services for the employment and chartering of the Company’s vessels, for a commission fee equal to 1.25% of the revenue of each contract. Commissions charged under the agreement for the years ended December 31, 2011 and 2012 amounted to $3.5 million and $2.3 million respectively and are included in Commissions to related parties in the accompanying consolidated statements of operations. Amounts due to such related party as at December 31, 2011 and 2012 were $0.4 million and are included in due to related parties in the accompanying consolidated balance sheets.

In addition, the charter parties of the vessels Lowlands Beilun, Sandra, Christine and Mairaki (which expire in the years through February 2016) provide for a commission fee equal to 1% of the revenue earned to be paid in favor of an entity affiliated with one of the Company’s directors. On August 28, 2012, such director was resigned from the Company’s Board of directors. Commissions charged under the agreement for the year ended December 31, 2011 and the period from January 1, 2012 to August 28, 2012 amounted to $0.4 million and $0.3 million, respectively and are included in Commissions to related parties in the accompanying consolidated statements of operations. Amounts due to such related party as at December 31, 2011 were $0.1 million and are included in due to related parties in the accompanying consolidated balance sheets.

Back Stop Agreement

In connection with the loan amendment and the equity offering discussed in Note 7 below, on March 29, 2012, the Company entered into an agreement with certain entities affiliated with the family of the Chairman of the Board of Directors, under which such entities deposited $20.0 million, as required under the loan amendment, into an escrow account set up for that purpose and have committed to purchase capital stock of the Company up to the total amount deposited in the escrow account in the event that the Company does not raise the amount required through equity offerings.

The Company has treated the warrants provided under Schedule 2 of the Back Stop Agreement as a facility /commitment fee, which was amortized through December 31, 2012 as a finance cost recognized under interest and finance costs in the accompanying consolidated 2012 statement of operations. The fair value of the Schedule 2 warrants was determined by reference to the quoted market price of the Company's Class A common stock on March 29, 2012. As of the same date, the fair value of the financial instruments (contingently exercisable instruments upon occurrence of a specific event) issuable under Schedules 3 and 4 of the Back Stop Agreement was $5.3 million as determined through level 3 inputs, with reference to the current and expected price of the Company's Class A common stock weighted by an estimate of probabilities for the occurrence of the events triggering their exercisability. The fair value of these instruments was reflected as finance charge as of September 30, 2012 with a corresponding credit to liabilities. Such liability was re-measured at each reporting period with the corresponding gains/losses were reflected within interest and finance cost in the accompanying 2012 consolidated statement of operations. During the fourth quarter of 2012, management re-assessed the probability of Schedules 3 & 4 occurring and concluded that the value of $4.7 million recorded by then should be written-off to the statement of operations in the year ended December 31, 2012, since in the context of the restructuring process, such schedules were not probable of occurring. The principal factors affecting the fair value estimates for these instruments were the number of the Company's Class A shares at the end of the escrow period, the net proceeds resulting from an equity offering and the quoted market price of the Company’s Class A common stock.

UNAUDITED

EXCEL MARITIME CARRIERS LTD.
Notes to Consolidated Financial Statements
December 31, 2012
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

5.       Inventories:

The amounts shown in the accompanying consolidated balance sheets are analyzed as follows:

	2011	2012
Bunkers	$4,655	$3,043
Lubricants	4,196	3,764
	$8,851	$6,807

6.       Vessels and office furniture and equipment, net:

The amounts shown in the accompanying consolidated balance sheets are analyzed as follows:

	2011	2012
Vessels cost	$3,107,329	$1,225,439
Accumulated depreciation	(528,044)	(148,445)
Vessels, net	$2,579,285	$1,076,994

Office furniture and equipment cost	$3,182	$3,237
Accumulated depreciation	(2,241)	(2,698)
Office furniture and equipment, net	$941	$539

All of the Company’s vessels have been provided as collateral to secure the bank loans discussed in Note 7 below.

As discussed in Note 2(m) above, long-lived assets and certain identifiable intangibles held and used or disposed of by an entity are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. The current economic and market conditions, including the significant disruptions in the global credit markets, are having broad effects on participants in a wide variety of industries. Since mid-August 2008, the charter rates in the dry bulk charter market have declined significantly, and dry bulk vessel values have also declined both as a result of a slowdown in the availability of global credit and the significant deterioration in charter rates, conditions that the Company considers indicators of impairment.

Company’s impairment test was performed as of December 31, 2012. In developing estimates of future undiscounted cash flows, the Company makes assumptions and estimates about the vessels' future performance, with the significant assumptions being related to charter rates, fleet utilization, vessels' operating expenses, vessels' capital expenditures, vessels' residual value and the estimated remaining useful life of each vessel. The assumptions used to develop estimates of future undiscounted cash flows are based on historical trends as well as future expectations and taking into consideration growth rates for vessel expenses while these assumptions are always subject to changes based on the economic conditions applicable by the time the Company performs the tests.

The Company determines undiscounted projected net operating cash flows for each vessel and compares it to the vessel’s carrying value. In light of the continued poor performance in the dry bulk market in 2012 and in particular the prolonged weakness noticed until the fourth quarter of 2012, the Company reassessed its methodology, compared with prior years, in projecting vessels’ net operating cash flows. These were determined, consistent with prior year, by considering the charter revenues from existing time charters for the fixed fleet days and an estimated daily time charter equivalent for the unfixed days (based on the most recent ten year historical average but eliminating years 2004, 2007 and 2008, as outliers and utilizing available market data for time charter and spot market rates such as forward freight agreements or FFAs). The cash flows were determined for a period over the remaining estimated life of the vessel assumed to be 28 years from the delivery of the vessel from the shipyard and  net of brokerage commissions, expected outflows for vessels' maintenance and vessel operating expenses (including planned dry-docking and special survey expenditures), assuming an average annual inflation rate in operating expenses of 3% to 4% and fleet utilization of 95% to 96%.

UNAUDITED

EXCEL MARITIME CARRIERS LTD.
Notes to Consolidated Financial Statements
December 31, 2012
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

6.       Vessels and office furniture and equipment, net-continued

The salvage value used in the impairment test is estimated to be $0.2 per light weight ton (LWT) in accordance with the Company’s depreciation policy discussed above. When the Company’s estimate of undiscounted future cash flows for any vessel is lower than the vessel’s carrying value, the carrying value is written down, by recording a charge to operations, to the vessel’s fair market value. In the year ended December 31, 2011, the undiscounted projected net operating cash flows per vessel exceeded the carrying value of each vessel and thus, no impairment loss was recorded in 2011. The Company's analysis for the year ended December 31, 2012 indicated that the carrying values of 29 of its vessels exceeded the undiscounted projected net operating cash flows and thus an impairment loss of $1.4 billion, being the difference between the carrying value of these vessels and their fair value of $521.6 million, was recognized in the year ended December 31, 2012.

On December 14, 2012, the Company entered into a MOA to sell the vessel Attractive for net proceeds of approximately $2.7 million. The resulting gain on the sale of the vessel amounted to approximately $0.4 million and is separately reflected in gain on sale of vessel in the accompanying consolidated statement of operations for the year ended December 31, 2012. The vessel delivery took place on December 28, 2012. Following the sale, an amount of approximately $3.3 million was repaid under the Company’s $1.4 billion Syndicated credit.

7.	Long-Term Debt:

The following table summarizes the Company’s long-term debt:

Description	December 31, 2011	December 31, 2012
Long-term loans, net of unamortized deferred financing fees of $9.1 million and $8.5 million, respectively	$933,472	$886,822
1.875% Convertible Senior Notes due 2027, net of unamortized deferred financing fees of $1.4 million and $1.0 million, respectively	124,123	132,679
	1,057,595	1,019,501
Less: Current portion of long-term debt, net of unamortized deferred financing fees of $2.7 million and $9.5 million, respectively	(104,879)	(1,019,501)
Long-term debt, net of current portion	$952,716	$-

As of December 31, 2012, the Company had four term loans outstanding maturing through December 2022 and an amount of $150.0 million of 1.875% unsecured Convertible Senior Notes due 2027. During 2012, the Company entered into certain amendments to the above four term loans as discussed below:

$1.4 billion Syndicated Credit Facility

A credit facility of an amount of $1.4 billion was provided in 2008 in connection with the acquisition of Quintana Maritime Limited. The loan consists of a term loan ($1.0 billion) and a revolving credit facility ($400.0 million) and it was drawndown in full on April 15, 2008. The term loan amortizes in quarterly variable installments through April 2016, while the revolving credit facility shall be repaid in one installment on the term loan maturity date.

In March 2012, the Company reached an agreement with its lenders under the credit facility, for the amendment, for a period from March 30, 2012 through December 31, 2013, of the amortization schedule, the collateral value clause and certain of the financial covenants of the facility (the effectiveness of which was as of January 1, 2012) in order to improve its debt maturity profile and respond to the weak charter conditions prevailing in the market and the associated volatility in the vessels' market values.

UNAUDITED

EXCEL MARITIME CARRIERS LTD.
Notes to Consolidated Financial Statements
December 31, 2012
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

7.	Long-Term Debt-continued

In accordance with such amendment, the loan repayment schedule was modified to allow for, at Company's option, the deferral of the repayment of principal amount of up to $100.0 million, originally scheduled for 2012 and 2013, to the balloon payment at the end of the facility's term in 2016.

Under the amendment, the Company was required to raise at least $30.0 million in new equity by December 31, 2012. In addition, the loan amendment and the exercise of the deferral option thereunder were conditional, among other things, upon the deposit from external sources of $20.0 million out of the $30.0 million that was required to be raised, into an escrow (special purpose blocked) account. In that respect, the Company reached an agreement with certain entities affiliated with the family of the Chairman of its Board of Directors to deposit such amount into the escrow account (Note 4). Such deposit took place on March 29, 2012.

Under the amendment, the Company was required to raise the $30.0 million in new equity as follows: (i) at least $20.0 million to be raised through an equity offering by September 30, 2012, with any shortfall being covered through the use of the funds deposited into the escrow account; and (ii) the remaining $10.0 million to be raised by December 31, 2012, with any shortfall being covered through the use of any funds remaining in the escrow account.

Under the amendment, the Company could defer to the balloon payment at the end of the facility's term in 2016 the repayment of one or more principal installments falling due after the date of execution of the amendment and prior to July 2, 2013 (inclusive), provided that: (i) at least $20.0 million out of the $30.0 million that the Company was required to raise had been raised through an equity offering or had been deposited into the escrow account discussed above and was held in such account until such amount was raised; (ii) after giving effect to the deferral of any principal repayment, each principal installment falling due after December 31, 2012 was at least $6.0 million; (iii) the aggregate amount of principal so deferred would not exceed $100.0 million; (iv) no event of default shall have occurred and was continuing; (v) the Company was in compliance with the financial covenants, as amended; and (vi) the applicable margin for any such deferred amount would increase to 4%. Under the terms of the amended facility, the Company would have to apply any consolidated excess cash flow, calculated on a quarterly basis, towards repayment of any outstanding principal amount so deferred. The $1.4 billion Syndicated credit defines excess cash flow as a amount equal to reported EBITDA (as defined in the loan agreement) less dry docking and special survey cost, net interest expenses (including payments due under the Company's current swap agreements) and less payments of loan principals under the Company's current loan agreements.

Under the amended facility, investments, cash dividends up to a certain level (50% of consolidated annual net income) and share repurchases are allowed, as long as, among other things, the Company is in compliance with the original loan covenants and there are no deferred installments outstanding.

In April 2012, July 2012 and October 2012, the Company exercised its option to defer the full loan installment of $24.3 million each, originally due on April 2, 2012, July 2, 2012 and October 1, 2012 to the balloon payment of the facility in April 2016.

In September 2012, the Company reached an agreement with its lenders under its credit facility to effectively extend, subject to certain conditions, its equity raising commitment discussed above through December 31, 2012 and waive certain covenants (leverage of 0.9:1.0, interest coverage of 1.25:1.00 and security value of 80%) up to and including December 31, 2012. As part of the loan amendment, the Company paid $3.0 million on each of October 1, 2012, November 30, 2012 and December 28, 2012 against the existing deferred installments, with a corresponding decrease in restricted cash, while, the Company’s deferral option expired.

UNAUDITED

EXCEL MARITIME CARRIERS LTD.
Notes to Consolidated Financial Statements
December 31, 2012
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

7.	Long-Term Debt-continued

In December 2012, the Company reached an amended agreement with its lenders under which the lenders agreed to forbear from exercising their rights in connection with the principal installment due on January 1, 2013 until January 31, 2013 and similarly extend the Company’s access to the escrowed funds to fund its equity raising commitment. The forbearance did not constitute a waiver of any default or event of default other than the payment of principal. Based on the same amendment, the minimum liquidity required to be held by the Company at all times was decreased by $7.0 million to $30.0 million.

As of December 31, 2012, the Company was in compliance with the covenant of minimum liquidity of $30 million, however it was not in compliance with the covenant of net worth, based on book values, of no less than $750.0 million. In addition, the following covenants were waived as of December 31, 2012: (i) leverage ratio (as adjusted to reflect the fair market values of the vessels wholly owned by the Company) of no more than 0.9:1:0; (ii) ratio of EBITDA (as defined in the loan agreement) to gross interest expense of no less than 1.25:1.00; and (iii) aggregate fair market value of vessels serving as collateral for the facility at all times of no less than 80% of the outstanding principal amount of the facility. In addition, following ABN’s exercise of its option to call as cash collateral 75% of the swap negative mark to market position (Note 8) in December 2012, an event of default occurred under the Syndicated Credit Facility. Also, as of December 31, 2012, the Company was not in compliance with the requirement to have 50% of the Collateral Vessels’ total available calendar days for the period of the next twelve months employed under time charters.

As of December 31, 2012, the outstanding balance under the $1.4 billion Syndicated Credit Facility was $762.9 million, net of unamortized deferred finance fees of $8.2 million and the applicable margin was 2.75%, while the applicable margin for any deferred principal amount was 4.0% per annum. See Note 18(a) for recent developments with respect to this loan facility.

Credit Suisse Credit Facility

A credit facility of an amount of $75.6 million was provided in 2007 in order to partly finance the acquisition cost of the vessels July M and Mairouli. A first priority mortgage over the vessels July M and Mairouli as well as a first assignment of vessel insurances and earnings have been provided as security. The loan amortizes in quarterly equal installments through December 2022 plus a balloon payment of $12.6 million together with the last installment.
In February 2012, the lender accepted a request made by the Company in relation to the leverage definition of the financial covenants in order to align it with the definition used in the Company’s remaining loans. The amendment was effective as of December 31, 2011.

Following the $1.4 billion Syndicated credit facility amendment of March 2012, the Company reached an agreement with Credit Suisse to similarly amend its credit facility, requiring the Company to comply with a number of covenants, including financial covenants related to leverage, consolidated net worth, liquidity and interest coverage, dividends and collateral maintenance requirements, most of which are in principle and calculation substantially similar to the covenants described under the amended $1.4 billion Syndicated credit facility. In addition, under the amended facility, the period during which cash dividends and share repurchases were suspended was extended until December 31, 2013 at the latest or compliance with the original financial covenants was re-gained, if earlier.

As of December 31, 2012, with the exception of the hull cover ratio of no less than 80% and the ratio of EBITDA (as defined in the loan agreement) to gross interest expense of no less than 1.25:1.00, the Company was not in compliance with certain general undertakings and with the following covenants: (i) leverage ratio (as adjusted to reflect the fair market values of the vessels wholly owned by the Company) of no more than 1.0; (ii) net worth, based on book values, of no less than $750.0 million; and (iii) minimum liquidity of $1 million per collateral vessel, as this is defined in the $1.4 billion Syndicated Credit Facility plus $10 million (or $45 million minimum liquidity in the aggregate). Included in the computation of the hull cover ratio is also an amount of $11.8 million pledged with Credit Suisse since February 2011 (Note 18(b)).

UNAUDITED

EXCEL MARITIME CARRIERS LTD.
Notes to Consolidated Financial Statements
December 31, 2012
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

7.	Long-Term Debt-continued

As of December 31, 2012, the outstanding debt under the Credit Suisse Credit Facility was $54.6 million and the applicable margin was 2.65%. See Note 18(b) for recent developments with respect to this loan facility.

DVB Credit Facility

A credit facility of an amount of $42.0 million was provided in 2010 in order to partly finance the acquisition cost of the vessel Christine. The loan is repayable in 26 quarterly installments and a balloon payment of approximately $20.8 million through December 2016. A first priority mortgage over the Christine as well as a first assignment of vessel insurances and earnings have been provided as security. The Company has also guaranteed the performance of Christine Shipco LLC for up to 71.4%, while a letter of undertaking for the remaining 28.6% has been provided by Robertson Maritime Investors LLC.

Similarly to the financial covenants’ amendments performed in the $1.4 billion Syndicated credit facility of March 2012 discussed above, the Company reached an agreement with DVB to amend its credit facility. In addition, Christine Shipco must maintain minimum cash collateral with the bank which stands at $0.5 million at all times.

As of December 31, 2012, with the exception of the minimum cash collateral of $0.5 million and the ratio of EBITDA (as defined in the loan agreement) to gross interest expense of no less than 1.25:1.00, the Company was not in compliance with the following covenants: (i) leverage ratio (as adjusted to reflect the fair market values of the vessels wholly owned by the Company) of no more than 0.9:1:0; (ii) net worth, based on book values, of no less than $750.0 million;, (iii) aggregate fair market value of vessel serving as collateral for the facility at all times of no less than 115% of the outstanding principal amount of the facility and (iv) minimum liquidity of $1 million per collateral vessel, as this is defined in the $1.4 billion Syndicated Credit Facility plus $10 million (or $45 million minimum liquidity in the aggregate).

Dividend distributions are not permitted to Excel Maritime Carriers Ltd without lender’s prior consent.

As of December 31, 2012 the outstanding loan balance under the DVB Credit Facility was $32.9 million, net of unamortized finance fees of $0.2 million and the applicable margin was 3.0%. See Note 18(c) for recent developments with respect to this loan facility.

ABN Credit Facility

A credit facility of an amount of $42.0 million was provided in various installments to partly finance the vessel Mairaki construction through January 2011. The loan amortizes in 20 quarterly equal installments through January 2016 including a balloon payment of $26.5 million together with the last installment.

A first priority assignment of the refund guarantee and the shipbuilding contract in addition to other customary securities have been provided for the vessel pre-delivery period and a first priority mortgage, as well as a first assignment of vessel insurances and earnings have been provided as security for the vessel post delivery period. A second priority mortgage and a second priority assignment of the vessel insurances and earnings have been provided as security for an existing swap agreement. Additionally no dividends may be paid without the prior written consent of the lender.

Similarly to the financial covenants’ amendments performed in the $1.4 billion Syndicated credit facility of March 2012 discussed above, the Company reached an agreement with ABN to amend its credit facility.

UNAUDITED

EXCEL MARITIME CARRIERS LTD.
Notes to Consolidated Financial Statements
December 31, 2012
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

7.	Long-Term Debt-continued

As of December 31, 2012, with the exception of the hull cover ratio of no less than 90% and the ratio of EBITDA (as defined in the loan agreement) to interest payable of no less than 1.25:1.00, the Company was not in compliance with certain general undertakings and with the following covenants: (i) leverage ratio (as adjusted to reflect the fair market values of the vessels wholly owned by the Company) of no more than 0.9:1:0; (ii) net worth, based on book values, of no less than $750.0 million; and (iii) minimum liquidity of $1 million per collateral vessel, as this is defined in the $1.4 billion Syndicated Credit Facility plus $10 million (or $45 million minimum liquidity in the aggregate).

On December 24, 2012, ABN notified the Company that events of default had occurred in relation to the loan and the swap agreement discussed in Note 8 below and that they were continuing resulting to the acceleration of the loan which was declared payable on demand. On December 31, 2012, the Company obtained an extension from the bank relating to its obligations which expired on January 15, 2013, and was subsequently extended up to January 31, 2013.

As of December 31, 2012, the outstanding loan balance under the ABN Credit Facility was $36.4 million, net of unamortized finance fees of $0.2 million the applicable margin was 3.05%. See Note 18(d) for recent developments with respect to this loan facility.

Borrowings under the credit facilities bear interest at LIBOR plus a margin and the average interest rate (including the margin and the interest swap effect) at December 31, 2011 and 2012 was 2.8% and 3.9%, respectively.

Loan amendment expenses

In relation to the loan amendments concluded in March 2012, the Company incurred $2.8 million of financing fees. Of this amount, $2.6 million, relating to the $1.4 billion Syndicated credit facility amendment, are deferred and amortized over the term of the loan using the effective interest of the amended loan, while $0.2 million relating to Credit Suisse loan amendment were expensed as incurred in accordance with the loan extinguishment accounting. In particular, the Company considered the guidance under ASC 470-50 “Debt Modifications and Extinguishments” and concluded that the Credit Suisse facility amendment should be accounted for in the same manner as a debt extinguishment on the basis that the initial and amended loans were substantially different. Accordingly, the new loan was recorded at fair value and that amount together with the associated unamortized financing fees of the initial loan was used to determine the debt extinguishment loss. As the Credit Suisse credit facility is a variable interest rate facility, the fair value of the amended loan was determined by reference to the recorded value of the initial loan and the loss realized on the loan extinguishment amounted to $0.2 million, representing the unamortized deferred financing fees of the initial loan on the loan effective date, and is included in interest and finance costs in the accompanying 2012 consolidated statement of operations.

1.875% Unsecured Convertible Senior Notes due 2027

In October 2007, the Company completed its offering of $125,000 aggregate principal amount of Convertible unsecured Senior Notes due 2027 (the “Notes”) subsequent to which, the initial purchaser exercised in full its option to acquire an additional of $25,000 of the Notes solely to cover over-allotments. The Notes bear interest semi-annually at a rate of 1.875% per annum, and were initially convertible at a base conversion rate of approximately 10.9529 Excel Class A common shares per $1 principal amount of Notes. This conversion rate has since been adjusted to 11.2702 Excel Class A common shares per $1 principal amount of Notes as a consequence of the payment of dividends by the Company in 2008 at levels exceeding a threshold set forth in the indenture governing the Notes. The initial conversion price was set at $91.30 per share and an incremental share factor of 5.4765 Excel Class A common shares per $1 principal amount of Notes.

UNAUDITED

EXCEL MARITIME CARRIERS LTD.
Notes to Consolidated Financial Statements
December 31, 2012
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

7.	Long-Term Debt-continued

The conversion price has since been adjusted to $88.73 per share, based on which the maximum amount of shares to be issued upon conversion is 1,690,522 Class A common shares and the incremental share factor has since been adjusted to 5.6351 Excel Class A common shares per $1 principal amount of Notes. On conversion, any amount due up to the principal portion of the Notes will be paid in cash, with the remainder, if any, settled in shares of Excel Class A common shares.

In addition, the Notes holders are only entitled to the conversion premium if the share price exceeds the market price trigger of $88.73 and thus, until the stock price exceeds the conversion price of $88.73, the instrument will not be settled in shares and only the portion in excess of the principal amount will be settled in shares. The Notes are due October 15, 2027. The Notes also contain an embedded put option that allows the holder to require the Company to purchase the Notes at the option of the holder for the principal amount outstanding plus any accrued and unpaid interest (i.e. no value for any conversion premium, if applicable) on specified dates (i.e. October 15, 2014, October 15, 2017 and October 15, 2022), and a separate call option that allows for the Company to redeem the Notes at any time on or after October 22, 2014 for the principal amount outstanding plus any accrued and unpaid interest (i.e. no value for any conversion premium, if applicable). Any repurchase or redemption of the Notes will be for cash.

As discussed in Note 2(r), the Company follows the provisions of ASC Topic 470-20 which requires that the liability and equity components of convertible debt instruments that may be settled in cash upon conversion (including partial cash settlement) be separately accounted for in a manner that reflects an issuer's nonconvertible debt borrowing rate. As a result, the liability component is recorded at a discount reflecting its below market coupon interest rate, and is subsequently accreted to its par value over its expected life, with the rate of interest that reflects the market rate at issuance being reflected in the results of operations.

The Company adopted ASC 470-20 on January 1, 2009 as its convertible senior notes are within the scope of the standard and applied a nonconvertible borrowing rate of 8.64% based on comparable borrowing arrangements of peers, which resulted in the recognition of a discount on the convertible senior notes totaling $51,456, with the offsetting amount recognized as a component of additional paid-in capital. The recognized discount is amortized through October 2014. As of December 31, 2011 and 2012, the liability component of the convertible notes amounted to $125.6 million and $133.6 million, respectively, while the interest expense for each of the years ended December 31, 2011 and 2012 amounted to $2.8 million. See also Note 18(e) for subsequent developments with respect to the Convertible Notes, and the respective notice of default received by the trustee.

All of the Company’s outstanding loan and convertible notes agreements contain cross default provisions. As discussed in Note 3 above, as of December 31, 2012, all of the Company’s loans and convertible notes were classified under current liabilities. As of December 31, 2012, the Company had no additional borrowing capacity under its existing credit facilities.

Interest expense for the years ended December 31, 2011 and 2012, net of interest capitalized, amounted to $24.9 million and $33.1 million, respectively, and is included in interest and finance costs in the accompanying consolidated statements of operations. Interest capitalized for the years ended December 31, 2011 and 2012 amounted to $0.06 million and $0 million respectively. Capitalized interest is included in Vessels under construction and it is transferred to Vessels, net upon vessel delivery from the shipyard.

UNAUDITED

EXCEL MARITIME CARRIERS LTD.
Notes to Consolidated Financial Statements
December 31, 2012
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

8.             Derivative Financial Instruments:

Interest Rate Swaps

The Company is exposed to interest rate fluctuations associated with its variable rate borrowings and its objective is to manage the impact in the cash flows of its borrowings. In this respect, the Company uses interest rate swaps to manage net exposure to interest rate fluctuations related to its borrowings and to lower its overall borrowing costs.  As of December 31, 2012, none of the interest rate swaps was designated as hedging instrument.

Eurobank EFG Private Bank Luxembourg S.A. (‘‘Eurobank’’): In March 2011, the Company entered into an interest rate swap transaction with Eurobank for a non-amortizing notional amount of $50.0 million. The interest rate swap transaction is effective from April 1, 2012 until April 1, 2015. Under its terms, the Company will make quarterly payments to Eurobank at a fixed rate of 1.80%, 2.25% and 2.75% for the first, second and third year, respectively, while Eurobank will make quarterly floating-rate payments of 3-month USD LIBOR to the Company based on the same notional amount. As per the respective ISDA agreement entered on March 29, 2011, in case the mark-to-market exposure is in excess of a threshold of $5.0 million, the Company may be required to provide security in the form of cash for the excess amount over the $5.0 million. In addition based on the same ISDA agreement, a termination event will occur if the value of total debt, including current portion, to total assets is equal to or greater than 0.50. As of December 31, 2012, the Company was not in compliance with such covenant.

Up to September 30, 2012, the swap qualified for hedge accounting according to ASC 815 “Derivatives and Hedging”, and as such Company had designated it as a cash flow hedge and accordingly, changes in its fair value were reported in Accumulated Other Comprehensive Income (Loss) in the accompanying consolidated balance sheets. Effective October 1, 2012, Management decided to discontinue the cash flow hedging relationship and subsequent changes in the derivative fair value were charged to period losses. As of the cash flow discontinuance date, Management of the Company evaluated the likelihood of the forecasted transaction occurring within the originally specified time period and concluded that it was not probable that the forecasted transaction would occur in the context of the Company’s restructuring discussed in Note 3 above. Therefore, the amount of $2.5 million accumulated in other comprehensive loss was written off and included in Losses on derivative financial instruments in the accompanying 2012 consolidated statement of operations.

Nomura International plc (“Nomura”)-Designated as hedging instrument as of March 31, 2012: In August 2010, the Company entered into an interest rate swap agreement maturing in September 2015. Under the terms of the swap, the Company makes quarterly payments to the counterparty at a fixed rate of 1.79% based on a notional amount of $50.0 million decreasing by $0.8 million quarterly. As of December 31, 2012, the notional amount was $42.6 million. The counterparty makes quarterly floating rate payments at LIBOR to the Company based on the same decreasing notional amount. As of December 31, 2012, the swap agreement contained financial covenants that were in line with the financial covenants contained in the fourth amendment of the $1.4 billion Syndicated credit up to and including December 31, 2012 and with the financial covenants contained in the original $1.4 billion Syndicated credit from January 1, 2013 and thereafter. Since March 31, 2012, the Company was not in compliance with certain of the above financial covenants. Under the interest rate swap agreement, financial covenants’ non-compliance does not constitute an event of default but rather a termination event.

In connection with such event, the Company was required on June 28, 2012 to provide cash collateral which is re-evaluated at each reporting date on the basis of the derivative instrument’s fair value, so long such additional termination event is continuing. As of December 31, 2012, such collateral amounted to $1.3 million and it is included in restricted cash, current, in the accompanying 2012 consolidated balance sheet.

In addition and in the context of the termination event continuation, the fair value of the swap agreement amounting to $1.4 million as of December 31, 2012 was reflected under current liabilities and the cash flow hedging relationship was discontinued as at April 1, 2012.

UNAUDITED

EXCEL MARITIME CARRIERS LTD.
Notes to Consolidated Financial Statements
December 31, 2012
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

8.             Derivative Financial Instruments-continued

As such, subsequent changes in the derivative fair value were charged to period losses. As of the cash flow discontinuance date, Management of the Company evaluated the likelihood of the forecasted transaction occurring within the originally specified time period and concluded that it was still probable that the forecasted transaction would occur. Therefore, the amount of $1.3 million accumulated in other comprehensive loss up to the date of discontinuance, April 1, 2012 was deferred in order to affect earnings/(losses), as long as the forecasted transaction occurs and affects earnings/(losses) or it becomes probable of not occurring. As of December 31, 2012, Management of the Company evaluated the likelihood of the forecasted transaction occurring within the originally specified time period and concluded that it was not probable that the forecasted transaction would occur in the context of the Company’s restructuring discussed in Note 3 above. Therefore, the amount of $870 accumulated in other comprehensive loss was written off and included in Losses on derivative financial instruments in the accompanying 2012 consolidated statement of operations.

ABN AMRO (“ABN”): Effective December 31, 2010, the Company entered into an Interest Rate Swap, following the Swaption exercise by the counterparty of an Extendible Interest Rate Swap entered in May 2006.  The swap matures on June 30, 2014 and under its terms, the Company makes quarterly payments to the counterparty at a fixed rate of 5.0% based on an amortizing notional amount of $384.0 million at December 31, 2012. The counterparty makes quarterly floating rate payments at LIBOR to the Company based on the same notional amount (“Floating Rate Payer”). This swap is not designated as hedge and accordingly changes in its fair value are reported in earnings.  In connection with the Swaption exercise, the Company entered into an amended agreement with ABN on March 31, 2011. Under the amended agreement, the Company deposited, by way of cash collateral in a retention account (“Cash Deposit Account”) with the counterparty, an amount of $5.9 million, which was used by the counterparty towards the payment of the Floating Rate Payer payment due on June 30, 2011. Based on the amended agreement the Company shall procure the transfer to the Cash Deposit Account prior to the next Floating Rate Payer payment date of an amount equal to such payment.

The amended agreement provides for automatic semiannual extensions starting from June 30, 2011, until the counterparty decides at its discretion that no further extension will be granted provided that to this effect sixty days prior notice will be given to the Company’s subsidiary Hope Shipco LLC, where ABN retains the right to request an amount equal to 75% of any negative mark to market position due from the Company, minus any amount already deposited to the Cash Deposit Account, to be pledged in favor of the counterparty by way of cash collateral and the second mortgage and assignment of insurances and earnings over the vessel Mairaki will be lifted by ABN simultaneously with the deposit of the cash collateral.

In October 2012, ABN notified the Company that no further extension would be granted and thus, the 75% of the swap negative mark to market position needed to be given as collateral. In December 2012, the Company requested and finally was granted an extension of such obligation and the interest payment due in December 2012 until January 15, 2013, which was subsequently extended up to January 31, 2013. ABN’s exercise of the respective option, constituted an event of default under the $1.4 billion Syndicated Credit Facility.

Marfin Egnatia (‘‘Marfin’’): In July 2011, the Company entered into an interest rate swap transaction with Marfin Egnatia for a non-amortizing notional amount of $50.0 million. The interest rate swap transaction is effective from January 3, 2013 until January 3, 2017. Under its terms, the Company will make quarterly payments to Marfin at a fixed rate of 1.5% for the first year (from and including January 3, 2013 to and excluding January 3, 2014) and 2.98% for the remaining years (from and including January 3, 2014 to and excluding January 3, 2017), while Marfin will make quarterly floating-rate payments of 3-month USD LIBOR to the Company based on the same notional amount.

As per the respective ISDA agreement entered on June 29, 2011, in case the mark-to-market exposure is in excess of a threshold of Euro 5.0 million, the Company may be required to provide security in the form of cash or other form agreed by the parties for the excess amount over Euro 5.0 million.  The swap does not qualify for hedge accounting and accordingly changes in its fair value are reported in earnings.

UNAUDITED

EXCEL MARITIME CARRIERS LTD.
Notes to Consolidated Financial Statements
December 31, 2012
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

8.             Derivative Financial Instruments-continued

The fair values of the Company’s derivative financial instruments presented in the accompanying consolidated balance sheets equate to the amount that would be paid or received by the Company if the agreements were cancelled at the reporting date, taking into account current market data per instrument and the Company’s or counterparty’s creditworthiness, as appropriate. The following tables summarize information with respect to the fair values of derivatives reflected in the balance sheet and with respect to gains and losses on derivative positions reflected in the statement of operations or in the balance sheets, as a component of accumulated other comprehensive income/loss.

As of December 31, 2012 and based on cross default provisions as well as additional termination events triggered by the fact of non compliance with certain swaps, the derivative financial instruments liability was classified under current liabilities.

Fair value of Asset/Liability Derivative Financial Instruments

	December 31, 2011	December 31, 2012

Freight Option Contracts- not designated as hedging instrument	167	-
Derivative financial instruments- Current Assets	$167	$-

Interest rate swaps-not designated as hedging instrument	18,815	31,715
Interest rate swaps- designated as hedging instrument	638	-
Derivative financial instruments- Current Liabilities	$19,453	$31,715

Interest rate swaps-not designated as hedging instrument	23,919	-
Interest rate swaps- designated as hedging instrument	2,597	-
Derivative financial instruments- Non Current Liabilities	$26,516	$-

Loss of Derivatives Recognized in OCI (Effective Portion)

	December 31,
	2011	2012
Designated as hedging instruments
Unrealized interest rate swap gains (losses)	$(4,225)	$(1,237)
Reclassification adjustments to loss included in the Statement of Operations	704	4,472
Other Comprehensive Income (loss)	$(3,521)	$3,235

No portion of the cash flow hedge designated for hedge accounting was ineffective during the years ended December 31, 2011 and 2012 whereas an amount of $4.5 million was transferred in the year ended December 31, 2012 from accumulated Other Comprehensive Income into earnings.

The accumulated derivative loss as of December 31, 2011 and 2012 was $3,236 and $0, respectively.

As of December 31, 2012, the aggregate fair value of derivative financial instruments in a liability position containing credit-related provisions was $31.7 million.

UNAUDITED

EXCEL MARITIME CARRIERS LTD.
Notes to Consolidated Financial Statements
December 31, 2012
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

8.             Derivative Financial Instruments-continued

Losses on derivative financial instruments qualifying as economic hedges (rather than accounting hedges) and included in the accompanying consolidated statements of operations are analyzed as follows:

Loss of Derivatives Recognized in Statements of Operations

	Year ended December 31,
	2011	2012
Interest Rate Swaps loss	(14,185)	(8,879)
Freight Option Contracts gain (loss)	652	(167)
Foreign Currency Contracts gain	241	-
Losses on derivative financial instruments	$(13,292)	$(9,046)

9.       Fair Value of Financial Instruments:

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

▪
Cash and cash equivalents, restricted cash, accounts receivable and accounts payable: The carrying values reported in the consolidated balance sheets for those financial instruments are reasonable estimates of their fair values due to their short-term nature.

▪	Long-term debt: The fair values of long-term bank loans approximate the recorded values due to the variable interest rates payable.

▪
Convertible Senior Notes: Convertible Senior Notes have a fixed rate and their estimated fair value represents the tradable value of the notes, determined through Level 2 inputs of the fair value hierarchy (quoted price in the over-the counter-market). The estimated market value of the Notes at December 31, 2012 is approximately $26.3 million.

▪
Derivative financial instruments: The fair values of the Company’s derivative financial instruments equate to the amount that would be paid or received by the Company if the agreements were cancelled at the reporting date, taking into account current market data per instrument and the Company’s or counterparty’s creditworthiness, as appropriate.

A fair value hierarchy that prioritizes the inputs used to measure fair value has been established by GAAP. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). This hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

Level 1:  Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2: Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data;

Level 3: Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

UNAUDITED

EXCEL MARITIME CARRIERS LTD.
Notes to Consolidated Financial Statements
December 31, 2012
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

9.             Fair Value of Financial Instruments-continued

The below table presents disclosures about the fair value of financial assets and financial liabilities recognized in the Company’s consolidated balance sheets on a recurring basis:

	Fair Value Measurements at December 31, 2012 Using
Description	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Liabilities
Derivative Financial Instruments (current and non-current liability) (Interest Rate Swap Contracts)	-	$31,715	-

Interest rate swaps are valued using a discounted cash flow model that takes into account the present value of future cash flows under the terms of the contracts using current market information as of the reporting date. For a discussion of the factors warranting fair value assessment used in asset impairments and intangible assets, which are measured at fair value on a non-recurring basis, refer to Notes 2(m), 2(o) and 6 above.

10.           Time Charters Acquired:

The amortization schedule of the intangible liability as of December 31, 2012 and for the years to follow until they expire is as follows:
Period
January 1, 2013 to December 31, 2013	$3,560
January 1, 2014 to December 31, 2014	3,559
January 1, 2015 to December 31, 2015	3,559
January 1, 2016 to December 31, 2016	386
Total	$11,064

The amortization for the years ended December 31, 2011 and 2012 amounted to $3.5 million and $3.7 million, respectively and is separately reflected as time charter amortization. Following the full write-off of the intangible assets in late 2011 of $146.7 million, there is no charter hire amortization for the year ended December 31, 2012, while it was $36.5 million for the year ended December 31, 2011.

11.       Common Stock and Additional Paid-In Capital:

The Company’s authorized capital stock consists of (a) 994,000,000 shares (all in registered form) of common stock, par value $0.01 per share (the “Class A shares”), (b) 1,000,000 shares (all in registered form) of common stock, par value $0.01 per share (the “Class B shares”) and (c) 5,000,000 shares (all in registered form) of preferred stock, par value $0.1 per share. The Board of Directors shall have the fullest authority permitted by law to provide by resolution for any voting powers, designations, preferences and relative, participating, optional or other rights of, or any qualifications, limitations or restrictions on, the preferred stock as a class or any series of the preferred stock. The holders of the Class A shares and of the Class B shares are entitled to one vote per share and to 1,000 votes per share, respectively, on each matter requiring the approval of the holders of common stock, however each share of common stock shares in the earnings of the Company on an equal basis.

In May 2012, 2,700,000 warrants at an exercise price of $0.01per share, provided under Schedule 2 of the Back Stop Agreement discussed in Note 4 above, were issued. As of December 31, 2012, none of the warrants was exercised.

UNAUDITED

EXCEL MARITIME CARRIERS LTD.
Notes to Consolidated Financial Statements
December 31, 2012
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

11.           Common Stock and Additional Paid-In Capital-continued

On May 7, 2012, the Company filed a prospectus and a prospectus supplement pursuant to Rule 424(b) relating to the offer and sale of an aggregate of up to $35.0 million in gross proceeds of its Class A common stock under an at-the market offering (“ATM Offering”). As of December 31, 2012, an amount of 5,831,139 shares of the Company’s Class A common stock with par value $0.01 were issued. The net proceeds, after deducting issuance costs of $0.3 million, including sales agents’ commissions of 2.5% and other issuance expenses of $0.2 million, amounted to $4.1 million.

In July 2012, 3,972,400 Class A shares were issued as part of the internal reorganization discussed in Note 1 above and they are held in treasury.

12.           Stock Based Compensation:

On June 5, 2012, the Board of Directors approved the grant of a cash bonus of $2.0 million and 4,587,056 shares of the Company’s Class A common stock and 65,000 shares of the Company’s Class B common stock in the form of restricted stock, to certain of its executive officers and employees. The shares vest as follows: 212,351 Class A common shares and 65,000 Class B common shares on April 1, 2012, 1,316,667 Class A common shares on December 31, 2012, 212,351 Class A common shares on April 1, 2013, 1,316,667 Class A common shares on June 30, 2013, 1,316,666 Class A common shares on December 31, 2013 and 212,354 Class A common shares on April 1, 2014. The total cost of the stock awards granted is recognized as expense over the vesting period based on their fair value on the grant date. The fair value of the Class B common stock is determined by reference to the Class A share price.

Restricted stock during the years ended December 31, 2011 and 2012 is analyzed as follows:

	Number of Shares	Weighted Average Grant Date Price
Outstanding at December 31, 2010	1,651,394	$5.33
Granted	3,844,668	$1.92
Vested	(4,337,280)	$2.32
Forfeited or expired	(76,451)	$10.13
Outstanding at December 31, 2011	1,082,331	$4.94
Granted	4,652,056	$0.68
Vested	(2,415,892)	$2.13
Forfeited or expired	(24,799)	$3.93
Outstanding at December 31, 2012	3,293,696	$0.99

The total fair value of the shares vested during the years ended December 31, 2011 and 2012 amounted to $10.0 million and $5.1 million, respectively. During the years ended December 31, 2011 and 2012 the compensation expense in connection with all stock-based employee compensation awards amounted to $10.2 million and $3.4 million, respectively, and is included in General and Administrative expenses in the accompanying consolidated statements of operations.  At December 31, 2012, the total unrecognized cost related to the above awards was $1.3 million which will be recognized through April 1, 2014.

UNAUDITED

EXCEL MARITIME CARRIERS LTD.
Notes to Consolidated Financial Statements
December 31, 2012
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

13.       Earnings/ (Losses) per share:

All shares issued (including non-vested shares) have the right to receive dividends with the non-vested shares receiving forfeitable dividend until their vesting. For the purposes of calculating basic earnings/ (losses) per share, non-vested shares are not considered outstanding until the time-based vesting restriction has lapsed.

Basic earnings/(losses) per common share are computed by dividing net income/(loss) available to common stockholders by the weighted average number of common shares outstanding during the period. Diluted earnings/(losses) per common share reflect the potential dilution that could occur if securities or other contracts to issue common stock were exercised. The Company had no dilutive securities during the years ended December 31, 2011 and 2012 as the effect of the unvested shares of restricted stock (1,082,331 and 3,293,696 shares at December 31, 2011 and 2012, respectively, share issuable upon the exercise of the 2,700,000 warrants and any shares issuable under the Norwegians settlement agreement (Note 14) of 11,496,896 (using the closing share price of $0.4349 at December 31, 2012)  would have an anti dilutive effect on the basis of the reported loss for the period. For the purposes of calculating basic earnings/ (losses) per share, non-vested shares are not considered outstanding until the time-based vesting restriction has lapsed. Dividends declared during the period for non vested shares are deducted from (added to) the net income/ (loss) reported for purposes of calculating net income/ (loss) available to/ (assumed by) common stockholders for the computation of basic earnings/ (losses) per share.

The Company calculates the number of shares outstanding for the calculation of basic and diluted earnings per share as follows:

	2011	2012
Net loss for Basic and Diluted Earnings (losses) per share
Net loss attributable to Excel Maritime Carriers Ltd. for the period	$(211,593)	$(1,512,102)

Weighted average common shares outstanding, basic	84,463,674	91,787,564
Add: Dilutive effect of non vested shares	-	-
Add: Dilutive effect of warrants	-	-
Weighted average common shares, diluted	84,463,674	91,787,564

Losses per share, basic	$(2.51)	$(16.47)
Losses per share, diluted	$(2.51)	$(16.47)

In relation to the Convertible Senior Notes due in fiscal year 2027, upon conversion, the Company may settle its conversion obligations, at its election, in cash, shares of its Class A common stock or a combination of cash and shares of its Class A common stock.  The Company has elected on conversion, any amount due up to the principal portion of the notes to be paid in cash, with the remainder, if any, settled in shares of Excel Class A common shares. Based on this presumption, and in accordance with ASC 260 “Earnings Per Share”, any dilutive effect of the Convertible Senior Notes under the if-converted method is not included in the diluted losses per share presented above. Any shares to be issued upon conversion would have either an anti-dilutive effect (in 2011 and 2012) in the reported earnings / losses per share.

UNAUDITED

EXCEL MARITIME CARRIERS LTD.
Notes to Consolidated Financial Statements
December 31, 2012
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

14.          Commitments and Contingencies:

a)
Various claims, suits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, agents, insurance and other claims with suppliers relating to the operations of the Company's vessels. Currently, management is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying consolidated financial statements.  The Company is a member of a protection and indemnity association, or P&I Club that is a member of the International Group of P&I Clubs, which covers its third party liabilities in connection with its shipping activities. A member of a P&I Club that is a member of the International Group is typically subject to possible supplemental amounts or calls, payable to its P&I Club based on its claim records as well as the claim records of all other members of the individual associations, and members of the International Group. Although there is no cap on its liability exposure under this arrangement, historically supplemental calls have ranged from 0%-40% of the Company's annual insurance premiums, and in no year have exceeded $1.0 million.  There were no supplementary calls for 2011 and 2012. The Company accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure. Currently, management is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying consolidated financial statements. The Company's protection and indemnity (P&I) insurance coverage for pollution is $1 billion per vessel per incident.

b)	The following table sets forth the Company’s lease as of December 31, 2012:

	2013	2014	2015	2016	2017 & thereafter	Total
	(Amounts in million of US Dollars)
Future minimum charter receivables (1)	89.5	39.1	33.6	2.4	-	$164.6
Property leases (2)	(0.8)	(0.8)	(0.1)	-	-	(1.7)

 (1)   The amount relates to revenue to be earned under the Company’s fixed time charters net of related commissions.

(2)   Maryville (Note 1) has a lease agreement for the rental of office premises until February 2015 with an unrelated party. Under the current terms of the lease, the monthly rental fee is approximately $0.06 million. Operating lease payments for 2011 and 2012 amounted to approximately $0.8 million and $0.7 million, respectively and are included in General and Administrative expenses in the accompanying consolidated statements of operations. Rent increases annually at a rate of 1.5% above inflation.

c)
Various consultants have been hired by the Company to assist in the restructuring process discussed in Note 3 above. In accordance with the engagement letters, success fees in the range of approximately $10 million will be due to them upon consummation of the restructuring.

d)
The Company reached an agreement with the owners of three of its vessels that were employed on bareboat charter on the early termination of their respective bareboat charters, initially expiring in July 2015, and the vessels’ redelivery for a surviving aggregate claim of $5.0 million payable in December 2015 (reflected within other non-current liabilities in the accompanying 2012 balance sheet), with the Company having the option to extend payment until December 2017 at an annual interest rate of 10%, or, at its option, at any time settle such claim in exchange for shares of its common stock at such stock’s average market price over the 30-day period prior to the stock’s issue date. Following the settlement, the vessels were redelivered to their respective owners (two of the vessels delivered in the fourth quarter of 2012 and one in the first quarter of 2013).

UNAUDITED

EXCEL MARITIME CARRIERS LTD.
Notes to Consolidated Financial Statements
December 31, 2012
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

14.           Commitments and Contingencies-continued

The remaining four vessels that were employed on bareboat charter, initially expiring in July 2015  have been redelivered to their respective owners in the fourth quarter of 2012, with the parties’ claims, including those of the vessels’ owners for unpaid hire and damages for early termination, being the subject of arbitration. The Company has accrued for the amount of unpaid hire of $4.3 million claiming from the vessels’ owners up to the charter party termination, while no accrual has been made in the accompanying consolidated financial statements for the early termination damages, as those cannot be reliably estimated. Management of the Company estimates that the potential contingent losses could be up to $50.0 million.

As a result of the charters’ termination, $1.4 million of unamortized deferred asset balance was transferred to period losses under Charter hire expense.

15.           Income Taxes:

Under the laws of Marshall Islands, Liberia, Panama, Bahamas, Malta and Cyprus, (the countries of the companies’ incorporation and vessels’ registration), the companies are subject to registration and tonnage taxes (Note 16), which have been included in Vessels’ operating expenses in the accompanying consolidated statements of operations.

Taxation on United States Source Income: Pursuant to § 883 of the Internal Revenue Code of the United States (the “Code”), U.S. source income from the international operation of ships is generally exempt from U.S. Federal income tax on such income if the company meets the following requirements: (a) the company is organized in a foreign country that grants an equivalent exception to corporations organized in the U. S. and (b) either (i) more than 50 percent of the value of the company’s stock is owned, directly or indirectly, by individuals who are “residents” of the company’s country of organization or of another foreign country that grants an “equivalent exemption” to corporations organized in the U.S. (the “50% Ownership Test”) or (ii) the company’s stock is “primarily and regularly traded on an established securities market” in its country of organization, in another country that grants an “equivalent exemption” to U.S. corporations, or in the U.S. (the “Publicly-Traded Test”).

Pursuant to Treasury Regulation § 1.883-2, a company’s stock will be considered “regularly traded” on an established securities market if (i) one or more classes of its stock representing 50 percent or more of its outstanding shares, by voting power and value, is listed on the market and is traded on the market, other than in minimal quantities, on at least 60 days during the taxable year; and (ii) the aggregate number of shares of stock traded during the taxable year is at least 10 percent of the average number of shares of the stock outstanding during the taxable year.

Treasury regulations interpreting § 883 were promulgated in final form in August 2003 effective for taxable years beginning after September 24, 2004. As a result, such regulations became effective for calendar year taxpayers, like the Company, beginning with the calendar year 2005. Marshall Islands, Liberia and Cyprus, the jurisdictions where the Company and its ship-owning subsidiaries are incorporated, grant an equivalent exemption to United States corporations. Therefore, the Company is exempt from United States federal income taxation with respect to U.S.-source shipping income if either the 50% Ownership Test or the Publicly-Traded Test is met.

For the years ended December 31, 2011 and 2012, the Company determined that it does not satisfy the Publicly-Traded Test as a result of its shares not meeting the “regularly traded” requirement as set forth under  the regulations. In addition, the Company does not satisfy the 50% Ownership Test as it is unable to substantiate certain requirements regarding the identity of its shareholders. As a result, the Company does not qualify for exemption under § 883 of the Code from the 4 percent U.S. Federal income tax on its U.S. source gross transportation income. U.S. source gross transportation income is defined as 50 percent of shipping income that is attributable to transportation that begins or ends, but does not both begin and end, in the U.S. Gross transportation income from each voyage is equal to the product of (i) the number of days in each voyage and (ii) the daily charter rate paid to the Company by the charterer.

UNAUDITED

EXCEL MARITIME CARRIERS LTD.
Notes to Consolidated Financial Statements
December 31, 2012
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

15.           Income Taxes-continued

Relevant to calculating taxable shipping income, days spent loading and unloading cargo in port were not included in the number of days of a voyage. As a result, taxes of approximately $0.7 million and $0.4 million for the years ended December 31, 2011 and 2012, respectively were recognized in the accompanying consolidated statements of operations.

The Company believes that the position of excluding days spent loading and unloading cargo in port meets the more likely than not criterion to be sustained upon a future tax examination; however, there can be no assurance that the Internal Revenue Service would agree with the Company’s position.  Had the Company included the days spent loading and unloading cargo in port, the Company would have a tax liability of approximately $1.5 million and $1.5 million as of December 31, 2011 and 2012 respectively and additional taxes of $0.2 million and $0.1 million would have been recognized in the accompanying consolidated statements of operations for the years ended December 31, 2011 and 2012, respectively.

16.           Voyage and Vessel Operating expenses:

The amounts in the accompanying consolidated statements of operations are analyzed as follows:

	2011	2012
Voyage expenses
Port Charges and other	$6,040	$3,586
Bunkers	21,196	18,468
Commissions charged by third parties	15,504	9,938
	42,740	31,992
Commissions charged by related parties	3,892	2,563
	$46,632	$34,555

	2011	2012
Vessel Operating expenses
Crew wages and related costs	$43,122	$42,667
Insurance	9,043	8,332
Repairs, spares and maintenance	17,037	13,853
Consumable stores	12,892	12,506
Tonnage taxes	404	422
Miscellaneous	2,576	2,000
	$85,074	$79,780

UNAUDITED

EXCEL MARITIME CARRIERS LTD.
Notes to Consolidated Financial Statements
December 31, 2012
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

17.           Interest and Finance Costs:

The amounts in the accompanying consolidated statements of operations are analyzed as follows:

	2011	2012
Interest on long-term debt	$25,006	$33,128
Realized losses of interest rate swaps designated as hedging instruments	704	667
Imputed and capitalized interest	(61)	-
Amortization of financing costs	3,425	3,746
Amortization of convertible notes debt discount	7,365	8,080
Back stop agreement	-	5,103
Bank charges and finance costs	694	1,820
	$37,133	$52,544

18.           Subsequent Events:

a)
$1.4 billion Syndicated Credit Facility: Subsequent to December 31, 2012, the Company entered into four amendments to its syndicated credit facility under which its Syndicate Lenders agreed to forbear from exercising their rights in connection with the principal installments that have become due in the current fiscal year for consecutive one-month periods, the most recent of which is due to expire on May 31, 2013. The Company’s access to the escrowed funds to fund its equity raising commitment was similarly extended to May 31, 2013. As of the date of this report and further to the amount of $63.2 million of deferred installments as per the amended terms of the facility, the unpaid principal amount is $48.1 million.

b)
Credit Suisse Credit Facility: On February 19, 2013, Credit Suisse notified the Company that events of default had occurred and were continuing, resulting to the acceleration of the loan. On the same date, the cash collateral of $11.8 million was applied towards partial prepayment of the loan and the remaining outstanding balance of $42.9 million was declared payable on demand. In addition, based on agreement reached with Credit Suisse, the due date of the principal installment originally due on March 11, 2013 and amounting to $1.1 million was extended for consecutive one-month periods, the most recent of which is due to expire on June 28, 2013. As of today, the bank has not exercised its rights under the facility.

c)
DVB Credit Facility: Subsequent to December 31, 2012, $1.6 million of principal installments were paid. On March 13, 2013, DVB notified the Company that there was a shortfall in the loan to value clause and thus an additional security or prepayment was required. In this respect, a prepayment of $2.1 million was performed on April 11, 2013. On April 23, 2013, the Company received a notice of default from the bank under which the bank reserved its rights under the loan which was not declared payable on demand though.

d)
ABN swap and Credit Facility: As of the date of this report, $1.6 million of principal installments were paid under the loan, while there was accrued and unpaid interest of approximately $9.2 million under the swap agreement. Following the expiration of the extension period discussed in Note 7 above, on May 2, 2013, ABN notified the Company about its failure to make payments due under the swap agreement and on May 10, 2013 it called on the Company’s guarantee. On May 24, 2013, ABN notified the Company that the events of default were continuing and that May 24th would be designated as the early termination date in respect of all outstanding transactions. On May 28, 2013, ABN requested immediate payment of $29.2 million in relation to the termination of the transaction. In May 2013, the Company reached an agreement with ABN pursuant to which it settled its liability resulting from covenant violations and non-compliance with the cross-default provisions contained in the bilateral credit facility and the derivative agreement, amounting to approximately $35.0 million and $29.2 million, respectively, by transferring its ownership interest in the borrowing entity and the vessel under such entity’s direct ownership to ABN. The Company expects that the ownership transfer will result to a gain in the range of approximately $10 million or $0.1 per share, and will be recognized in the 2013 statement of operations, in accordance with trouble debt restructuring accounting.

UNAUDITED

EXCEL MARITIME CARRIERS LTD.
Notes to Consolidated Financial Statements
December 31, 2012
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

18.           Subsequent Events-continued

e)
Convertible Notes: On April 16, 2013, Deutsche Bank, as trustee, notified the Company of its failure to make the interest payment due April 15, 2013 and that if such failure continued for a period of thirty days past April 15, 2013, an event of default would occur under the Notes indenture. On May 17, 2013, the Company was notified that such event of default was occurred and is continuing. As of the date of this report, the outstanding principal amount of the Convertible notes has not been declared immediately due and payable.

f)	Marfin Swap: As of the date of this report, accrued and unpaid interest of $0.1 million is outstanding under the Marfin swap.

APPENDIX I

TO

DISCLOSURE STATEMENT
OF EXCEL MARITIME CARRIERS LTD. AND CERTAIN OF ITS AFFILIATES

PENDING LITIGATION AS OF JUNE 10, 2013

	Defendant (debtor entity)	Type	Jurisdiction	Date of the occurrence of the event giving rise to the claim	Claimant	Amount claimed in $ (unless otherwise indicated)**
1.	CANDY ENTERPRISES INC.	Crew Claim	Philippines	22.11.2012	Alforque Jose	130.000,00
2.	CASTALIA SERVICES LTD.	Cargo Claim	Peru	04.04.2008	San Fernando S.A.	45.000,00
3.	EXCEL MARITIME CARRIERS LTD. et al.	Employee Claim	Greece	Action served: 05.10.2011 Action reinstated and served: 10.07.2012	Dimos Iliopoulos	USD 180,000 EUR 20,000 EUR 56,267.32
4.	IRON BRADYN SHIPCO LLC	Cargo Claim	Italy	15.06.2010	Luis Dreyfus Commodities Italia S.p.A.	183.378,00
5.	IRON KALYPSO SHIPCO LLC	Cargo Claim	Pakistan	21.12.2012	EFU General Insurance Ltd	10.600,00
6.	MARIAS TRADING INC.	Cargo Claim	England	09.07.2010	WK Webster	130.000,00
7.	MINTA HOLDINGS S.A.	Cargo Claim	Pakistan	31.10.2009	Omer lqbal Solvent (Pvt) Ltd.	118.800,00

**The Debtors believe that a number of these claims are covered in whole or in part by the Debtors' existing insurance coverage.

I-1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXCEL MARITIME CARRIERS LTD. (Registrant)

	By:	/s/ Pavlos Kanellopoulos
Pavlos Kanellopoulos Chief Financial Officer

Dated: June 10, 2013